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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SNS REAAL N.V.

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3503 RK Utrecht
Netherlands

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SNS REAAL

Annual Report 2006

A brand in motion



Annual Report 2006
SNS REAAL

SNS REAAL N.V.
Croeselaan 1
PO Box 8444
3503 RK Utrecht
Netherlands
Telephone + 31 30 291 5200
www.snsreaal.com

Corporate Communications
Telephone + 31 30 291 4844
concerncommunicatie@snsreaal.nl

Investor Relations
Telephone + 31 30 291 4246/7
investorrelations@snsreaal.nl

The latest information for investors can be found at www.investor.snsreaal.nl.

Brand in motion - Our multicoloured company logo, inspired by the Kaleidoscope, reflects who we are: diverse, dynamic, truly a brand in motion! The year 2006 was yet another eventful year for SNS REAAL. From a wide variety of developments, the main events are described in this annual report.

Contents

SNS REAAL's IPO - 18 May 2006 was a milestone for SNS REAAL, being the date we were listed on Amsterdam's Euronext stock exchange. With greater strategic and financial flexibility, we are now even better positioned to invest in innovation, consolidate our market positions, and foster continued growth.



SNS REAAL at a glance

Profile

SNS REAAL is an innovative service provider in the banking and insurance sector with a prime focus on the Dutch retail market and on small and medium-sized businesses. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance.

With a balance sheet total of almost € 80 billion, SNS REAAL is one of the major financial bank-assurance companies in the Netherlands. SNS REAAL has always felt close to Dutch society. The organisation and the way in which its 5,776 staff operate are characterised by social involvement and keeping a close watch on the latest developments.

As a bank and insurer, SNS REAAL holds a distinct position in its market by quickly and effectively translating client needs into accessible and transparent products. In-depth knowledge of products and efficient processes lead to effective standardisations and combination options within product and client groups. SNS REAAL is a decisive and flexible organisation that through its core brands SNS Bank and REAAL Verzekeringen and specialised sales labels enjoys strong positions in the Dutch market.

Activities

SNS Bank sells its housing and commercial mortgages, savings, investment and insurance products through its own offices, independent intermediaries, the internet and by phone. The investment products range from do-it-yourself to advisory products and asset management. With SNS Property Finance, SNS REAAL is one of the major financiers of property investments and projects in the Netherlands. SNS Property Finance is also active internationally.

REAAL Verzekeringen works almost exclusively through independent intermediaries to sell life insurance, including unit-linked policies and pensions, and non-life insurance, for example for home cover, mobility and disability insurance. Only its subsidiary Proteq sells non-life insurance to the consumer directly via the internet.

SNS Asset Management manages the investment funds of SNS Bank and ASN Bank, the investments of REAAL Verzekeringen and SNS REAAL Pension Fund as well as assets for institutional investors. SNS Asset Management also performs specialised investment research in the field of corporate social responsibility.

Stock exchange listing

On 18 May 2006, SNS REAAL shares were floated on Euronext Amsterdam. The share has been included in the Amsterdam Mid Cap Index since 2 March 2007. At the end of 2006, the market capitalisation amounted to € 3.9 billion.

Corporate values

- Client focus
- Professional
- Honest
- Socially responsible

Key figures SNS REAAL

In € millions	2006	2005	2004	2003
Result				
Income banking operations				
Net interest income banking operations	567	595	571	587
Net commission and management fees	120	114	109	92
Other income	81	56	13	18
Total income banking operations	**768**	**765**	**693**	**697**
Income insurance operations				
Net premium income	1,958	1,745	1,650	1,737
Result on investments	576	545	618	453
Result on investments on behalf of policyholders	215	394	126	196
Other income	46	48	41	31
Total income insurance operations	**2,795**	**2,732**	**2,435**	**2,417**
Other income and eliminations	4	(17)	46	109
Total consolidated income	**3,567**	**3,480**	**3,174**	**3,223**
Total consolidated expenses	**3,108**	**3,064**	**2,816**	**2,866**
Operating profit before taxation	459	416	358	357
Taxation	88	93	70	97
Third-party interests	--	--	--	17
Net profit for the period	**371**	**323**	**288**	**243**
Net profit banking operations	**214**	**204**	**151**	**129**
Net profit insurance operations	**170**	**140**	**128**	**86**
Net profit group activities	**(13)**	**(21)**	**9**	**28**
Earnings per share (€)	**1.65**	**1.55**	**1.38**	**1.16**
Diluted earnings per share (€)	**1.65**	**1.55**	**1.38**	**1.16**

In € millions	31-12-2006	31-12-2005	31-12-2004	31-12-2003
Balance sheet				
Total assets	**79,742**	**68,088**	**59,972**	**52,691**
Investments	10,626	9,953	8,233	8,740
Investments for insurance contracts on behalf of policyholders	3,955	3,426	2,798	2,971
Loans and advances to customers	56,700	46,143	42,551	34,360
Loans and advances to credit institutions	3,769	4,207	3,421	3,071
Shareholders' equity	3,200	2,528	1,880	1,643
Capital base	4,864	4,144	3,323	2,799
Debt certificates	31,259	25,654	23,464	16,061
Technical provisions insurance operations	13,283	12,658	11,330	11,174
Savings	13,678	12,333	10,973	10,404
Amounts due to credit institutions	7,534	3,419	2,442	2,344

In percentage	31-12-2006	31-12-2005	31-12-2004	31-12-2003
Ratios				
Return on shareholders' equity	12.7%[1]	14.1%	16.6%	15.9%
Double Leverage	107.8%	105.3%	114.3%	115.3%
Average number of employees (FTE)	5,609	5,336	5,383	5,545
SNS Bank:				
Efficiency ratio	62.6%	59.8%	63.1%	64.6%
BIS ratio	11.2%	11.9%	11.7%	11.9%
Tier 1 ratio	8.2%	8.7%	8.7%	8.3%
REAAL Verzekeringen:				
New annual premium equivalent (in € millions)	196	176[2]	172	168
Operating cost/premium ratio	13.8%	13.5%	13.2%	--
Solvency life operations	236%	233%	192%	195%
Solvency non-life operations	279%	275%	261%	359%

1) ROE has been calculated with weighting the share issue in May.
2) New annual premium equivalent 2005 adjusted for EEV standards.

1 Net profit SNS REAAL


€ millions
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS REAAL

2 Earnings per share SNS REAAL


€
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2002*
2003*
2004
2005
2006
Earnings per share SNS REAAL

*) Number of shares after stock split up in 2004 was used for calculation earnings per share 2002 and 2003.

3 Composition of net profit 2006 (excluding group activities)


44%
(2005: 41%)
56%
(2005: 59%)
SNS Bank
REAAL Verzekeringen

4 Composition of income SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

5 Composition of expenses SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Other expenses
Acquisition costs for insurance operations
Staff costs
Value adjustments to financial instruments and other assets
Technical expenses on insurance contracts

6 Number of employees (FTE)


Employees (FTE)
6,000
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
SNS REAAL
SNS Bank
REAAL Verzekeringen

7 Shareholders' equity SNS REAAL


€ millions
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

- Retained earnings
- Reserves
- Share premium
- Issued share capital

8 Return on shareholders' equity SNS REAAL


%
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006

- Return on shareholders' equity SNS REAAL

9 Efficiency ratio SNS Bank


%
66
65
64
63
62
61
60
59
58
57
2002
2003
2004
2005
2006

- Efficiency ratio SNS Bank

10 Operating cost/premium ratio REAAL Verzekeringen


%
20
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006

- Operating cost/premium ratio
- Effect of capitalising the internal acquisition costs

11 Solvency levels SNS Bank


%
13
12
11
10
9
8
7
6
5
2002
2003
2004
2005
2006

- BIS ratio
- Tier 1 ratio
- Core Capital ratio
- Financial target BIS ratio (11.0%)
- Financial target Tier 1 ratio (8.0%)
- Financial target Core Capital ratio (6.0%)

12 Solvency levels REAAL Verzekeringen


%
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

- Non-life
- Life
- Financial target Solvency Non-life (200%)
- Financial target Solvency Life (150%)

Foreword

SNS REAAL has had a very exciting year. The listing was a historical event for the company, which has not only benefited brand recognition of SNS REAAL itself, but also those of our brands and products. With the acquisition of Bouwfonds Property Finance and the intended acquisition of Regio Bank, we have strengthened our base for future growth and achieved a spread in our sources of income. An increase in profit of almost 15% is a good result considering the difficult market conditions.

Key figures

- Net profit rose to € 371 million (+ 14.9%)
- Earnings per share rose to € 1.65 (+ 6.5%)
- Return on equity at 12.7% above target

Key points

- Flotation increases strategic flexibility
- Market performance and acquisitions have strengthened basis for growth
- Broadening of client base key focus for 2007

In 2006, SNS REAAL took some important steps in implementing its long-term strategy. Our stock exchange listing has enhanced our strategic options. The first opportunity we were able to capitalise on in this respect was the acquisition of Bouwfonds Property Finance, one of the major players in the Netherlands in property finance and a financially sound company with international operations. Through this acquisition we have achieved the objective of strengthening our position on the SME market and at the same time reducing our dependence on the mortgage market. With the intended acquisition of Regio Bank, we will strengthen our existing franchise bank activities and our share of the savings market will rise by a full percentage point.

Despite, or possibly thanks to, the challenging conditions in our core markets, SNS REAAL demonstrated once again its resilience and distinctive capacity. Changes in competition, rules and regulations, client needs and trends are introducing increasingly turbulent conditions that accordingly demand alertness, speed and flexibility. With our clear focus on core products and client groups, and through our client-focused and efficient organisation, we are proving capable of distinguishing ourselves from larger market parties with innovative, appealing products and short time-to-market. This is reflected in the introduction of the 'budget mortgage', the first basic mortgage whereby clients are free to purchase only those options they really need, and through innovative services such as Live@dvies via the internet and a talking digital bank card, the digipass, for the visually impaired. This type of innovation contributes to growth in client numbers and improves our brand awareness and market reputation.

Market performance

On the mortgage market, extremely fierce price competition, a shrinking mortgage refinancing market and a flat yield curve caused interest income to decline. In the first half year, our market share fell to 7.6%. Thanks to new, innovative products, improved distribution and increased retention in the existing portfolio, we increased our market share in the second half of the year to 8.0% (8.3% at year-end 2005). The reduced interest income was partly offset by an increase in mortgage volume (especially in the second half year), better margins on a growing savings portfolio and higher margins on our SME activities. New, appealing savings products and ASN Bank's strong growth boosted the savings portfolio from € 12.3 billion to € 13.7 billion (+ 11%), and drove up our share of the savings market to 6.3%. SNS Bank's investment products also did well. SNS Fundcoach, an internet provider of amongst others international investment funds, has become a success formula. Funds invested rose to € 589 million (+ 97.7%).

We maintained our market position as one of the larger players in the life insurance market. Income from regular premium payments increased by 7.6% and single premium income was up by 10.4%. Our market share in individual life insurance was down slightly from 15.2% to 14.7%. The value of new business expanded by 33.3% to € 20 million. The non-life market slumped, putting premiums under pressure. In spite of this, net profit of the non-life insurance activities increased in the second half. The integration of Nieuwe Hollandse Lloyd, acquired in 2005, went well and helped to strengthen our market position.

Corporate Social Responsibility

The capacity to innovate and entrepreneurship are in SNS REAAL's genes. Our company's ongoing growth and the increasing pressure of legislation and codes of conduct are seriously challenging when attempting to maintain these competitive advantages. Continuous efforts to offer accessible and transparent products and to safeguard service provision with integrity, focusing on our client's actual needs, must be self-evident components of our business culture.

In SNS REAAL's business vision, client focus and responsible entrepreneurship go hand in hand. Society and our clients are increasingly asking for products that are developed responsibly. The products themselves must be accessible and transparent so that clients, if necessary with the assistant of an advisor, can determine effectively which product best meets their needs. A specific example of socially-responsible entrepreneurship is ASN Bank, which manages its clients' savings and investment funds according to strict, transparent and ethical criteria. The increase in ASN Bank's assets under management (+18.5%) and the number of its clients (+20.5%) shows that demand for this type of product is rising rapidly. Our vision of corporate social responsibility is explained in the chapter on corporate governance.

Unit-linked insurance has been much scrutinised recently. The questions being asked concerning the cost of such insurance and its benefits send a clear signal out regarding the need for transparency. An important initiative from the insurance sector was the inauguration of the De Ruiter Commission and SNS REAAL hopes that the findings of this committee will improve market and product transparency.

On track

SNS REAAL has clear strategic, operational and financial objectives. In the chapter Strategy update, we set out what we achieved in 2006. We aim to be the favourite bank and insurer of many more retail and SME clients. We will therefore continue on the path we have chosen. The most important objectives for 2007 are: to strengthen our core brands, growth in the SME market, to strengthen distribution capability and further improve efficiency.

We have made considerable investments in our IT systems in recent years. This has helped our efficiency ratio and operating cost/premium ratio to be among the best in the market. Over the coming years, we will be focusing on expanding the client base, mainly in the SME market. Property Finance through SNS Property Finance is one of our trump cards in this context. We also aim to grow on the SME market through other banking products, pensions and disability insurance products. We will achieve this growth both through our existing activities and through acquisitions.

Staff

SNS REAAL's listing is not an independent, one-off event. The stock market regulations and increased attention from the media mean we will be judged on our results earlier, both in a positive and negative sense. We are glad to see that many staff are inspired by the fact that the fruits of their labours are more in the spotlight. SNS REAAL was already known as an attractive employer. This attraction has increased as a result of our flotation.

Last year was a turbulent and demanding year for both the company and staff. In addition to the flotation and the acquisitions, a number of organisational changes and many legal changes led to an increase in the standard workload. The Executive Board would like to thank all the staff for their contributions last year. After all, our employees are carrying out our strategy on a day-to-day basis in mutual cooperation by providing services to our clients.

Sjoerd van Keulen

Chairman of the SNS REAAL Executive Board



Mission, activities, strategy and objectives

Mission

SNS REAAL aims to be the favourite financial specialist for retail and SME clients in the Netherlands. We want to place our clients' financial future in their own hands by offering accessible and transparent banking and insurance products. SNS REAAL focuses mainly on the Dutch market. Its activities cover three main product groups: mortgages and property finance, savings and investments and insurance.

In 2006, the strategic focus on our core products was broadened with products for property financing by the acquisition of Bouwfonds Property Finance. This has enhanced our visibility and credibility in the SME market*. Expanding our position in the SME market is an important objective. We have therefore replaced the previously used term retail(plus) by retail and SME in the description of our target market.

SNS REAAL distinguishes itself in the markets it operates in by building strong market positions based on a tight focus on core product and client groups, great innovative capacity, largely standardised products and operational processes and complementary brands and distribution methods.

Activities

The table on page 15 summarises SNS REAAL's businesses, brands, product groups and distribution channels.

Strategy

SNS REAAL has a simple and lucid strategy. Clear choices were made in our marketing strategy regarding product groups, client groups and market regions. SNS REAAL also decided to optimise client access by using complementary brands and distribution channels. In this regard, SNS REAAL uses shared centres for product development and administrative processing for its core product groups.

In implementing this strategy, SNS Bank and REAAL Verzekeringen make their own choices regarding best possible products, service concepts, product/market combinations, labelling and distribution channels. They do so in order to achieve their operational and financial objectives, while using the purchasing and cross-selling options within the group.

SNS Asset Management plays mainly a support role for SNS Bank and REAAL Verzekeringen, and secondly focuses on institutional investors. SNS Asset Management has distinguishing expertise at its disposal through specialist research in the area of sustainable investments.

SNS REAAL's strategic priorities and operational objectives for the coming years are based in part on a SWOT analysis of the strengths and weaknesses of the organisation and opportunities and threats in the market.

Strengths

- Focus on the Netherlands, client groups and core products
  SNS REAAL has developed a great deal of expertise in developing, selling and distributing financial retail products in the Netherlands. Resources and management focus are concentrated on core product and clients groups, which partly explains the organisation's great innovative capacity. SNS REAAL is one of the big players in the Dutch market for retail mortgages, property finance and life insurance.
- Operational efficiency
  In the Dutch banking sector, SNS REAAL has a good efficiency ratio and in the Dutch insurance sector, a strong operational costs/premium ratio. SNS REAAL is a flexible and efficient organisation with a short time-to-market for its products. It is capable of rapidly making a good return on the companies it acquires, inter alia by cost synergies, as has been demonstrated in recent years.
- Innovation
  Thanks to its efficient organisation, its specialisation in the retail and SME markets and a stimulating business culture, SNS REAAL is frequently able to create outstandingly innovative products and services.
- Distribution
  The diversification in distribution channels leads to a high return on sales effort, making it possible for us

*) *The Dutch authorities consider 250 employees the upper limit of a medium-sized company. With some products, SNS REAAL sometimes focuses on larger companies. This is the case in particular with property finance and pensions*

Business	Brand	Product groups	Clients	Distribution channels
SNS Bank	SNS Bank	Mortgages, savings, investments, payments, insurance brokerage, commercial credit	Retail, SME	Branches, internet, intermediaries, phone
	SNS Property Finance	Property financing (investments, projects, participations, structured financing, real estate leasing)	Companies, professional investors, project developers, housing corporations	Offices
	BLG Hypotheken	Mortgages	Retail, SME	Intermediaries, distribution partners
	ASN Bank	Savings, investments	Retail	Internet
	CVB Bank	Mortgages, savings, investments	Retail, SME	Intermediaries (franchisees)
	SNS Securities	Securities research, institutional brokerage, corporate finance, asset management, providing liquidity	Institutional (international), high-wealth retail	Account management
	SNS Fundcoach	Investment fund supermarket	Retail	Internet
	SNS Assurantiën	Insurance, pensions	SME	Branches, sales staff
REAAL Verzekeringen	REAAL Verzekeringen	Individual life, group life, non-life and disability insurance	Retail, SME, large companies	Intermediary, agents, distribution partners
	Proteq	Non-life and funeral insurance	Retail	Internet, phone, alliances
	Route Mobiel	Breakdown assistance	Retail	Internet, phone
SNS Asset Management	SNS Asset Management	Asset management, research on sustainable investments	Internal: SNS and ASN investment funds, REAAL Verzekeringen investment portfolio External: Semi-institutional	Account management

to capitalise on specific opportunities in each distribution channel (including through brand policy) and promote cross-selling. Cooperation with intermediaries is also strong. This is important particularly in the mortgage and insurance markets.

- Moderate risk profile
  Focusing on a limited number of banking and insurance products for retail and SME clients, especially in the Netherlands, mitigates the risk profile.

Weaknesses

- Dependence on mortgages and life insurance
  The strong market position in mortgages mean that a disappointing performance by this product group would have a relatively major adverse effect on the overall results. The same applies to life insurance, albeit to a lesser extent.
- Scale
  In comparison with the largest players in the market, in a number of operations SNS REAAL's scale benefits are more limited.
- Brand recognition
  In comparison with the largest players in the market, SNS REAAL has lower brand recognition.
- Limited synergy benefits between bank and insurer.
  SNS Bank and REAAL Verzekeringen focus mainly on their own distribution channels to make optimum use of changes in the market and client needs. The benefit synergy is therefore limited, but may be improved in the medium term.

Opportunities

- Ageing
  The increasing number of elderly people in the Netherlands will lead to long-term greater demand for pensions and (supplementary) savings and investment plans for provisions for old age.
- Reduction in collective regulations
  As a result of leaner or reduced group benefit provisions, such as VUT (early retirement) and WAO (Disablement Insurance Act), private individuals and SMEs will increasingly have to insure themselves

or arrange supplementary insurance, for example through disability insurance products.

- Under-representation in the Randstad
  In the Randstad, the urban conurbation in Western Holland where we have recently strengthened our presence with bank branches, there are good opportunities for improving our market share.
- Under-representation on the SME market
  It is possible to apply our knowledge and distribution channels better in the SME market for both banking and insurance products.
- International growth
  There are also good international growth opportunities for SNS Property Finance's property finance operations.
- Sustainable entrepreneurship, savings and investment
  The need for sustainable commercial operations and savings and investment products is increasing. With its specialist knowledge in this area, SNS REAAL could capitalise on this development.
- Tax-deductible savings and investments via bank products
  From 2008, it will be possible to create retirement provisions with a blocked savings or investment account with a bank. This offers obvious benefits to a combined bank/insurer.

Threats

- Competition in mortgage and life insurance markets
  Our margins are under pressure as a result of powerful price competition in the market for mortgages and life insurance.
- Vulnerability in the event of unfavourable interest and stock market developments.
  The dependence on the interest rate curve in the mortgage market and the link between investments for own risk and life insurance heightens our vulnerability to unfavourable interest rate and stock market developments relative to market players with a broader product range.
- Increasingly legislative environment
  In the financial sector, changes in legislation and regulations demand frequent changes to products and data management. This leads to an increase in staffing and IT costs. Moreover, the risk of legal claims in the financial industry is increasing.

Strategic priorities

SNS REAAL has defined a primary strategic course based in part on this SWOT analysis, which establishes the following three priorities: structural value creation, financial specialisation on retail and SME clients and structural growth.

1 *Structural value creation*

SNS REAAL wishes to create value for all its stakeholders, and in particular for its shareholders, clients, staff and society. We create growth and returns for our shareholders through proper risk management. We achieve this for our clients by offering accessible and transparent products that allow them to manage their financial future. Our staff is best served in this capacity by offering them the scope to develop their talents, while we serve society best through the sustainable development of our company based on balanced concern for social, ethical and environmental issues.

The pillars of SNS REAAL's approach to value management are:

- Income diversification
  The combination of banking and insurance activities leads to various types of income: interest income, commissions, premium income, result on investments, thus making the overall inflow relatively stable. Furthermore, the effects on banking and insurance income of interest rate changes tend to compensate one-another. SNS Bank and REAAL Verzekeringen aim to achieve diversification of income by developing or acquiring companies with products that are well aligned with their existing activities.
- Distribution
  SNS REAAL produces its own products for which it has its own distribution channels as well as using partners' distribution channels, in which the intermediary plays a major role. Moreover, SNS REAAL distributes third-party products through its distribution channels. SNS REAAL views its distribution role as an important opportunity for creating value and seeks to strengthen it. Options include further developing the use of the internet and enhancing market prominence, by improving the efficiency and effectiveness of advisory services, improving the alignment of DIY concepts to advisory functions and by increasing the use of the group's own distribution channels to sell the products of others.
- Adequate return, moderate risk
  The main objective is to improve and maintain market positions thanks to powerful, innovative products and distribution methods. Growing returns, however, must go hand in hand with cost control, the efficient use of capital, a strict pricing policy and risk management.
- Long-term relationships
  SNS REAAL invests great effort into developing and maintaining long-term relationships with its clients and intermediaries. We wish to offer our clients accessible and transparent products with a good

price/quality ratio. SNS REAAL seeks to guarantee the integrity of staff and company in product development and client contact. Monitoring client satisfaction and performing research into clients needs are important factors in developing products and services.

- Cost management, synergy and benefits of scale are crucial. Our efficiency ratios are among the best in the Dutch financial market but will have to improve further. Centralised product development and standardisation of products, systems and processes generate significant benefits in synergy and scale without harming the great diversity of distribution methods. SNS REAAL has gained great experience in integrating newly-acquired activities rapidly and efficiently.
- Attracting, developing and retaining talent
  SNS REAAL invests in its staff and thereby in the company's structural development. We offer an extensive programme of talent and leadership development. We support professional courses and 'training on the job'. We stimulate mobility within the group as this improves creativity and benefits innovation and synergy within the company.
- Responsible entrepreneurship
  SNS REAAL offers a broad range of responsible products and services, aims to operate responsibly and supports social projects and activities. SNS REAAL looks to combine responsible and commercial entrepreneurship. The main features in this regard are accessibility, transparency and integrity.

2 *Focus on retail and SME clients in the Netherlands*

SNS REAAL focuses on a number of client and product groups in the Netherlands. This leads to the efficient use of resources, distinctive brands and market positioning, and a moderate risk profile. In 2006, we expanded our strategic focus on our core products with products for property finance through the acquisition of Bouwfonds Property Finance. This has enhanced our visibility and credibility in the SME market.

- Client groups
  SNS REAAL targets retail and SME clients. Our markets are characterised by narrow margins, a broad product range, the growing use of the internet and clients who look for a provider capable of quickly and effectively meeting their changing needs with appealing products. Customer focus is about product development, data processing, marketing and client contact. SNS REAAL has embedded client focus throughout the organisation, where it plays an important role in our training and educational programmes.
- Product groups
  SNS REAAL offers three product groups: mortgages and property finance, savings and investments and insurance (life, pensions, non-life and disability). We want to be market leader in these product areas. By choosing a limited number of product groups, we are able to standardise many products and modules, and use resources and staff efficiently and with focus. Some of our SME banking products are based on those for retail clients. We also develop specific products for the SME market. Our specialty products in property finance are developed by SNS Property Finance. SNS REAAL is one of the biggest players in the Dutch retail mortgage, property finance and life insurance.
- Netherlands
  SNS REAAL focuses its financial resources and management attention on the Dutch market. We also to some extent develop real estate financing products in order to serve our Dutch clients who are located abroad.

3 *Structural growth*

SNS REAAL seeks profitable growth in its activities. This is necessary to ensure continuity and to maintain and improve our market positions. In a competitive market like the Netherlands, scaling up can often make an important contribution to achieving higher returns. Expanding income streams and seeking new sources of income, for example through alliances, are central themes, as is the need to look for new ways to structurally reduce costs.

SNS REAAL's growth strategy over the coming years is based on the following main drivers: savings and investments, the SME market, property finance, distribution, pensions, disability insurance and non-life insurance, and growth via acquisitions and strategic cooperation. For mortgages and individual life insurance, in which we have already achieved leading market positions, we expect a slowdown in growth over the coming years.

- Savings and investments
  Given the ageing population and the increasing personal responsibility of citizens to provide for their own pensions, we see good growth opportunities for savings, investments and insurance products in this area, such as pensions.
- SME clients
  Both SNS Bank and REAAL Verzekeringen see good growth opportunities in the SME market. Commercial mortgages are a target growth area in SNS Bank's retail product portfolio. Other target growth areas for REAAL Verzekeringen are non-life insurance packages and defined contribution pensions for the SME market.

- Property financing
SNS Property Finance wants to become a recognised international real estate financier.
- Disability insurance
  A growth market for disability and absenteeism insurance with good margins has developed as a result of a retreating government.
- Distribution
  Substantial growth could come through the better use of and further improvement of the existing distribution channels, including in particular the internet, development of new franchise formulas and further expansion of the number of distribution channels, e.g. via activities in adjacent segments and use of partners' distribution channels.
- Acquisitions
  The flotation in 2006 has enhanced SNS REAAL's acquisition strength. Interesting potential acquisitions include companies which can contribute towards strengthening our existing market positions and expanding into adjacent segments. Important criteria include moderate risk in the field of integration and execution and opportunities for synergy, enabling us to create value, in maintaining our solvency standards and in achieving our financial goals.

New financial objectives

Due to the acquisition of Bouwfonds Property Finance, the objectives that were in force until 2006, have been reassessed and new return and efficiency objectives have been set. They are listed below.

The capital ratio targets have remained the same:
- SNS REAAL double leverage less than 115%.
- SNS Bank BIS ratio more than 11%.
- SNS Bank Tier 1 ratio more than 8%.
- Life capital ratio more than 150%.
- Non-Life capital ratio more than 200%.

Operational objectives

SNS REAAL has defined a number of operational objectives for implementing its mission over the coming years:
- Market share in new mortgages: 8-10%.
- Market share in overall savings: 6-8%.
- Market share individual life insurance 14-17%.
- Market share non-life insurance: 4-6%.
- Top 5 position in disability insurance in 2009.

The chapter Strategy Update provides quantitative and qualitative information on the results SNS REAAL achieved in 2006 in pursuing these strategic, operational and financial objectives.

Return and efficiency objectives valid up until 2006	Return and efficiency objectives 2007-2009
Return	*Return*
⊙ Growth of earnings per share by over 10% annually.	⊙ Growth of earnings per share of 10% per annum on average, starting in 2006 up to year-end 2009, including acquisitions funded with existing capital.
⊙ Return on equity of over 12.5% per annum after tax.	⊙ Return on shareholders' equity of 15% per annum on average after tax.
Efficiency	*Efficiency*
⊙ Efficiency ratio SNS Bank below 58% at year-end 2008.	⊙ Efficiency ratio SNS Bank of 55% as per year-end 2009.
⊙ Operating cost/premium ratio REAAL Verzekeringen less than 13% at year-end 2008.	⊙ Operating cost/premium ratio REAAL Verzekeringen of 13% as per year-end 2009.
	⊙ Combined ratio for non-life insurance operations of 97% as per year-end 2009.

Flotation and the SNS REAAL share

On 18 May 2006, SNS REAAL shares were introduced on Eurolist by Euronext, the Amsterdam stock exchange. The share has been included in the AMX index since 2 March 2007. This flotation has increased SNS REAAL's strategic flexibility.

The proceeds of the flotation came to € 1,368 million. € 952 million was due to the majority shareholder Stichting Beheer SNS REAAL, while € 416 million will be used for general business purposes and for financing acquisitions.

Including the green shoe option, 80,487,548 shares were floated. SNS REAAL placed 24,496,210 new shares, which, at the introductory price of € 17.00, generated proceeds of € 416 million. Stichting Beheer SNS REAAL, the only shareholder at that stage, floated 55,991,338 existing shares. Of the total number of shares placed, 79% was acquired by domestic and foreign institutional investors. Over 21% was placed with some 30,000 private shareholders in the Netherlands. The flotation placed 34.5% of SNS REAAL shares on the free market. The other 65.5% of the shares is in the hands of Stichting Beheer SNS REAAL. Options on SNS REAAL shares are also traded on the stock exchange.

Since 2 March 2007, the SNS REAAL share has been included in the Amsterdam Mid Cap Index (AMX). The ticker symbol is SR. The AMX is the index of the middle segment of Dutch companies as determined by Euronext. It is a weighted index based on the share prices of the 25 most traded medium-sized companies listed on the Dutch Stock Exchange. This inclusion is partly dependent on the effective trading volume in the previous year. The weighting of each fund is partly determined on the basis of market capitalisation of the free float. The weighting factor is 10% at the maximum. The estimated index weighting on 2 March 2007 is approximately 4.8% of the Mid cap index.

Dividend policy

SNS REAAL pursues a stable dividend policy. Assuming the company achieves its internal solvency and financing targets, SNS REAAL intends to distribute a dividend of 40-45% of net profit. SNS REAAL has the intention to declare both an interim dividend and an annual dividend to the shareholders. In the event of the declaration of an interim dividend, it is proposed that this will in principle amount to 50% of the total dividend of SNS REAAL in the previous financial year.

If the Executive Board is designated by the Annual General Meeting as the body that is authorised to issue shares, the Supervisory Board can resolve at the proposal of the Executive Board that dividends will be distributed fully or partly in the form of shares in the capital of SNS REAAL instead of in cash, or to give the shareholders the option to choose between both kinds of dividend. If the Executive Board is not designated as the authorised body to issue shares, the General Meeting of Shareholders will decide.

[illegible]

14 March	Publication of the 2006 results, press conference with webcast; analysts' meeting with call-in option and webcast.
18 April	Registration date for the Annual General Meeting
7 May	Trading update 1st quarter 2007
9 May	Annual General Meeting in the Jaarbeurs in Utrecht with webcast
9 May (after trading)	Declaration and publication of optional dividend distribution
11 May	Ex-dividend date
29 May	Final date for dividend preference notification
6 June	2006 final dividend payment date
16 August	Publication of first-half results for 2007. Press conference with webcast; analysts' meeting with call-in option and webcast
15 November	Trading update 3rd quarter 2007
14 March 2008	Publication of the 2007 results; press conference with webcast; analysts' meeting with call-in option and webcast

SNS REAAL will annually put a proposal to the General Meeting of Shareholders regarding the dividend distribution.

Dividend proposal

The Executive Board will propose a total dividend for 2006 of € 0.71 per share. Since an interim dividend of € 0.32 was paid in September 2006, the proposed final dividend is € 0.39. Shareholders can choose to take the full dividend in cash, charged to net profit, or fully in shares charged to the share premium reserve. On 11 May 2007 the share will be quoted ex-dividend, and the dividend will become payable on 6 June 2007.

The dividend proposal will be submitted to the Annual General Meeting of Shareholders (AGM) on 9 May 2007.

Earnings per share

SNS REAAL is aiming for an average growth in earnings per share of 10% per year. This objective is based on organic growth and growth through acquisitions. In 2006, earnings per share amounted to € 1.65 (+6.5%). Following the flotation of SNS REAAL, the average weighted number of shares in issue rose from 208,801,030 to 224,564,046. The new shares are fully included from the date of issue in calculating the earnings per share.

Share price in 2006

13 Share Price Performance SNS REAAL


€
18.5
18.0
17.5
17.0
16.5
16.0
15.5
15.0
Share Price Performance SNS REAAL

Information per share

In euro's (value 29-12-2006)	2005	2006
Net profit	1.55	1.65
Dividend	n.a.	0.71
Dividend yield	n.a.	4.32%

Further information per share can be found on page 8 (Key figures) and pages 108 and 208.

Meeting of Shareholders

The agenda for the Annual General Meeting of Shareholders will be published on our website www.snsreaal.nl. Printed copies may be requested by phone (+31 30 291 4876) or by e-mail (concerncommunications@snsreaal.nl) as from 12 April 2007.

Ownership spread

At the end of 2006, Stichting Beheer SNS REAAL held an interest of 65.5% in SNS REAAL. The duty to report this interest to the stock exchange in accordance with the Act on the Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (WMZ) came into force on 18 May 2006. Other interests of over 5% were not known by SNS REAAL in February 2007.

There is no additional public information on shareholders in SNS REAAL other than that ensuing from the WMZ. In January 2007, SNS REAAL commissioned research into the ownership distribution of SNS REAAL N.V. shares. Based on its own research, SNS REAAL estimates that the proportional shareholdings of institutional and private investors are 82% and 18% respectively.

The distribution of SNS REAAL shareholding is shown in figure 15. The percentage for the Netherlands is exclusive of the Stichting Beheer SNS REAAL.

Share ownership directors and employees

For information concerning the awarding of shares to members of the Executive Board as part of their remuneration policy, please refer to the section Remuneration report in the chapter Corporate Governance.

Staff who on the Initial Public Offering date had an employment contract with SNS REAAL or one of its operating companies and were not defined by the

14 Ownership spread


Stichting Beheer SNS REAAL
Free float
65.5%
34.5%
SNS REAAL
100%
100%
SNS Bank
REAAL Verzekeringen

Compliance department as 'closely involved in the flotation' were eligible for a gift of 20 shares. A total of 5,832 staff received a share entitlement on the day of the listing, which they can convert into a cash amount should they wish to do so.

15 Spread shareholders year-end 2006


11%
30%
41%
18%
NL Insitutional
NL Retail
UK/US/CAN
Other

Investor Relations

SNS REAAL considers a good relationship with investors and analysts to be extremely important and therefore strives for optimum transparency and consistency in its communications. All reports and information on our performance, strategy and activities can be viewed or downloaded from the date of publication on the website www.investor.snsreaal.nl. Moreover, the Executive Board gives regular presentations to analysts and investors. SNS REAAL also maintains contact, individually and on a collective basis, with investors and analysts via one-on-one discussions, presentations and conference-calls.

Other information

More information on SNS REAAL shares can be found at www.investor.snsreaal.nl. The site also includes an interactive version of this annual report with a search function.



The Executive Board of SNS REAAL.
From left to right Rien Hinssen, Sjoerd van Keulen, Cor van den Bos en Ronald Latenstein van Voorst.

SNS REAAL Executive Board

S. van Keulen, Chairman
Sjoerd van Keulen (1946) has been Chairman of the Executive Board and CEO since the end of 2002. He is also charged with supervising the departments Legal, Compliance and Operational Risk Management, Internal Audit, Human Resources, Corporate Communications, Corporate Strategy, Corporate Affairs and International Affairs.

'At SNS REAAL, we are developing something unique – a retail formula in the financial world. We distinguish ourselves by combining innovation and entrepreneurship with level-headedness and accessibility.'

Sjoerd van Keulen started his professional career as organisational consultant. As a banker, he was previously a member of the Executive Board for MeesPierson and Fortis.

C.H. van den Bos
Cor van den Bos (1952) has been a Member of the Board since 2001 and is Chairman of the Board of REAAL Verzekeringen.

'The art is to grow fast yet remain nimble, innovative and fresh. Decisiveness is an important reason for our success.'

Cor van den Bos trained as a corporate economist, after which he specialised in accountancy. He has held various board-level positions at Aegon and was a member of the Executive Board of the Athlon Groep.

M.W.J. Hinssen
Rien Hinssen (1956) has been a Member of the Board since 1999 and is Chairman of the Board of SNS Bank.

'Slowly but surely, we are becoming one of the big boys. Yet we remain the 'challenger'. We are on the offensive, looking to help clients just that little faster and more cleverly than our competitors.'

Rien Hinssen trained as a lawyer and subsequently specialised in financial-economic management. He held various positions at Rabobank and started at SNS Bank in 1982 as District Director for North and Central Limburg.

R.R. Latenstein van Voorst MBA
Ronald Latenstein van Voorst (1964) has been Chief Financial Officer (CFO) on the Board since 2002. He is also charged with supervising SNS Asset Management and the group staff departments Balance Sheet Management & Risk Management, Financial Reporting & Information Management, Investor Relations, Management Accounting, ICT, Fiscal Affairs and Facility Management.

'In the Randstad, where there are 9 million people, we have only just shown our face. We have noticed that consumers there have a real need for an alternative to the large banks. We also have attractive growth opportunities in savings and investments and property financing.'

Following his studies in economics, Ronald Latenstein van Voorst specialised in business administration. After several national and international financial management positions, he started at SNS REAAL in 1995. After a brief intermezzo as CFO at Bank Insinger de Beaufort, he returned to SNS REAAL in 2002.

More extensive CVs can be found on www.snsreaal.nl
Their external positions are outlined on page 100 of this annual report.

Supervisory Board

Prof. J.L. Bouma, Chairman
Appointed in 1990. Mr Bouma (1934) is emeritus Professor of Corporate Economics at Rijksuniversiteit van Groningen, was Deputy Chairman of the Board of Vereniging AEGON and is member of the Supervisory Board at various other companies.

H.M. van de Kar, Vice-Chairman
Appointed in 1997. Mr Van de Kar (1934) is lecturer in financial management at Leiden University and chairman and board member of various other organisations in the social, cultural and financial arena.

J.V.M. van Heeswijk
Appointed in 1990. Mr Van Heeswijk (1938) is former chairman of the Executive Board of Geveke N.V and on the Supervisory Board of Tref B.V. He has been on the Supervisory Boards of various other companies in the energy, technology and trade sectors.

J. den Hoed
Appointed in 2003. Mr Den Hoed (1937) is a former CFO of Akzo Nobel N.V. He is an advisor to various other company boards and is a board member of Stichting Beheer SNS REAAL.

Prof. S.C.J.J. Kortmann
Appointed in 1990. Mr Kortmann (1950) is chairman of the Research Centre, Company & Law, at Nijmegen University, Professor of Civil Law at the Nijmegen University Law Faculty and chairman and member of various Supervisory Boards. Mr Kortman is also a member of the board of Stichting Beheer SNS REAAL.

R.J. van de Kraats
Appointed in 2006. Mr Van de Kraats (1960) is vice chairman of the Executive Board and CFO of Randstad Holding N.V. and responsible for Yacht (interim professionals), Asia, mergers and acquisitions, IT, Investor Relations and shared service centres. He is a former member of the Executive Board and CFO of NCM Holding N.V. Mr Van de Kraats is on the Executive Board of New Venture and on the Supervisory Board of Ordina N.V.

J.E. Lagerweij
Appointed in 2006. Mr Lagerweij (1948) is managing director of the Sperwer Groep, a board member of Superunie, a supermarket purchasing organisation and a former chairman of the board of retailers Hema and the Praxis Group. He is on the Supervisory Board of a number of other companies and on the Executive Board of the Elsevier Food Council.

H. Muller
Appointed in 1997. Mr Muller (1942) is on the Supervisory Board of ASN Beleggingsfondsen N.V., chairman of the Netherlands Participation Institute and a member of the Supervisory Council of SNV Nederlandse Ontwikkelingsorganisatie. He is also a board member of the Stichting Beheer SNS. Mr Muller is a former Federation Director of the FNV union, a former member of the Social Economic Council and the Labour Foundation.

Some supervisory directors already held a supervisory directorship with a legal predecessor of SNS REAAL N.V. A more extensive list of the other positions held by the Supervisory Board directors and their retirement rota is given on pages 100 and 101 of this annual report.

Now also a property finance specialist - With the acquisition of Bouwfonds Property Finance, SNS REAAL gained a major new area of expertise: property finance. It enhances our ability to develop and co-ordinate an even wider range of financial services with optimum effect, both at home and internationally. Throughout this process, we continue to rely on our core competencies: market analysis and risk assessment.



Strategy Update

SNS REAAL is pleased to report on the way in which it has worked towards achieving its strategic ambitions and objectives. In the summary below, we report on our performances and strategic initiatives in 2006 in relation to our strategic priorities and operational and financial objectives.

Strategic priorities

1 *Structural value creation*

Central features of SNS REAAL's value management are:

⊙ Diversification of income

SNS Bank increased the diversification of its activities through the acquisition of Bouwfonds Property Finance and the growth of SNS Fundcoach. Due to autonomous growth (€ 0.4 billion) and the acquisition of Bouwfonds Property Finance (€ 8.8 billion), the SME credit portfolio grew from € 2.6 billion to € 11.8 billion at year-end 2006, approximately 21.0% of SNS Bank's total credit portfolio. This did not result in significant growth of interest income since the acquired activities were only consolidated as per 1 December 2006.

REAAL Verzekeringen increased the spread of its product range with the introduction of disability insurance products. The strong growth in non-life insurance, primarily due to the takeover of Nieuwe Hollandse Lloyd in 2005, contributed to greater diversity. This had the effect of increased spreading of premium income from life insurance, non-life insurance and disability insurance.

⊙ Distribution function

The distribution function was strengthened in many areas, with new and updated products, expansion in the number of distribution channels and by improvements in service provision. For the most important examples, please refer to the chapters SNS Bank Developments and REAAL Verzekeringen Developments.

⊙ Sufficient return with moderate risk profile

The lower ROE ratio of SNS Bank was partly due to the consolidation of SNS Property Finance as of 1 December 2006. The return on equity decreased due to the timing difference between the new share issue in May and the aquisition of Bouwfonds Property Finance on 1 December 2006, which was financed partly with the share issue proceeds. The main factors squeezing profitability were the flat yield curve and pressure on margins on mortgage sales.

Healthy growth in new business at REAAL Verzekeringen, particularly in individual life insurance, contributed to an improvement of the profitability of the products. Additionally, the return on equity improved due to the higher return on investments and improvements in the asset mix. The main factors squeezing profitability were pressure on premiums for non-life insurance and the rapid rise of purchasing organisations and chains.

SNS Bank's capital base was increased in order to keep the solvency at the desired level after the acquisition of Bouwfonds Property Finance. Since the flotation, SNS REAAL is better able to release existing capital and use it in alternative ways, as was done with the acquisition of Bouwfonds Property Finance. This acquisition has resulted in a higher risk profile, which was set off by higher commercial margins and income diversification.

⊙ Long-term relationships

SNS Bank focused mainly on:

- Developing further the do-it-yourself concept by professionalising distribution on the internet.
- Marketing communication for new mortgage products, to enhance the market share of the mortgage sector, for the new savings product Maxisparen, for sustainable products, for SNS Fundcoach (including investment evenings) and for the SNS Zakelijk Internet Super Sparen and

Return of shareholders' equity	2006	2005	Target year-end 2008
SNS Bank	14.1%	14.9%	> 12.5%
REAAL Verzekeringen	13.6%	12.9%	> 12.5%

SNS 100% Bedrijfshypotheek products.
- A special retention programme for mortgages to limit switching from existing mortgages and for optimising the quality of the mortgage portfolio.

REAAL Verzekeringen focused mainly on:
- Further improving the knowledge and effectiveness of intermediaries. The REAAL College, our own training programme set up in 2005, was developed further. One of the main areas of focus was capitalising on the needs of major clients earlier and more effectively.
- Perpetuating relationships with major distribution partners and mortgage chains that occasionally sell our products under their own label.

⊙ Cost management, synergy and economies of scale
The higher efficiency ratio of SNS Bank was mainly due to lower income as a result of lower interest margins and higher staff costs as a result of the hiring of temporary staff for projects in the areas of supervision, regulation and compliance.

SNS Bank made good progress with a project aimed at automating and standardising data (from the moment a product is ordered to the moment it is delivered) for the sale of mortgages. This Straight Through Processing (STP) of mortgages improves the quality of data processing and will generate significant cost savings. In the first half of 2007, STP will be introduced at SNS Bank and BLG Hypotheken. The reorganisation of SNS Bank's SME operations, which is proceeding according to plan, also contributes positively to cost control.

The higher operating cost/premium ratio at REAAL Verzekeringen is mostly due to efforts in response to new legislation, such as the new Pensions Act and the Work and Income Act. The sale of individual life insurance (products based on regular premium payments) had a positive effect on the operating cost/premium ratio.

⊙ Attracting, developing and retaining talent
Different rankings indicate that SNS REAAL is an attractive employer. On the Corporate Research Foundation ranking, publisher of the book De beste 49 bedrijven om voor te werken (The best 49 companies to work for), SNS REAAL achieved second place last year. We implemented various initiatives to encourage the promotion of talent to higher positions. At SNS Bank, we reassessed the desired leadership profiles and we reached new agreements concerning achieving, improving and testing good leadership. At the end of 2006, we started the 'Ik ben SNS' (I am SNS) project. The objective of this project is to further attune the thoughts and actions of our staff to the market experience. A similar project is underway at REAAL Verzekeringen entitled '100% REALIST'.

⊙ Corporate social responsibility
We developed new products, services, codes of conduct ands procedures aimed at enhancing the accessibility and transparency of our products and the integrity of our staff and organisation. The accessibility of our products was enhanced with a talking digipas for the visual and physical impaired and a life insurance for a limited group of people with HIV.

SNS Bank and ASN improved the transparency of the costs of investment funds by being the first Dutch bank to introduce a total cost percentage. This lead to a further increase in transparency in unit linked insurance offered by REAAL Verzekeringen as all investment products are in these funds. Additionally, the transparency in the relationship between cost and revenue again became an important part of the training offered by REAAL Verzekeringen, both for its own staff and for its intermediaries. Guarantees to ensure the integrity of the organisation and staff were embedded further in the organisation. For more information, please refer to the chapter Corporate governance under Compliance.

The popularity of our sustainable savings and investment products, including the products of ASN Bank, increased sharply. For more information, please refer to the chapter 'Developments SNS Bank' on pages 53 and 54. SNS REAAL aims to improve the integration of corporate social responsibility into its operational activities. For our vision on corporate social responsibility, please refer to the Corporate governance chapter.

Ratios	2006	2005	Target year-end 2008
Efficiency ratio SNS Bank	62.6%	59.8%	<58%
Operating cost / premium ratio REAAL Verzekeringen	13.8%	13.5%	<13%

2 *Focus on retail and SME clients in the Netherlands*

⊙ Client groups
With the acquisition of Bouwfonds Property Finance, we have taken a major step in achieving our ambition of reaching more clients in the SME market. In non-life insurance, the former activities of Nieuwe Hollandse Lloyd, integrated in 2006, cooperation with Goudse Verzekeringen (absenteeism) and the expansion of the disability insurance products contributed in the stronger focus on the SME sector.

⊙ Product groups
With the acquisition of Bouwfonds Property Finance, we widened the strategic product focus with products for property financing. The activities continue under the banner of SNS Property Finance. SNS Property Finance's portfolio amounted to € 8.8 billion at the end of 2006. In 2007, part of the SME credit portfolio of the SNS Bank, worth € 3.0 billion in total at year-end 2006, will be added to the portfolio of SNS Property Finance. Our expansion in disability and absence leave insurance contributed to broadening the product range for SME clients.

⊙ Netherlands
SNS REAAL's focus will remain trained primarily on the Dutch market. In 2006, SNS Bank increased its presence in the Randstad by opening five new branches. At the end of 2006, 77.0% of SNS Property Finance's portfolio consisted of financing in the Netherlands. The remainder relates to financing of projects and participations in Belgium, France, Spain, Portugal, Denmark and North America. The distribution of property finance across a number of geographical markets has reduced the dependence on the Dutch mortgage market.

3 *Structural growth*

The most important areas for achieving our structural growth are savings and investments, the SME market, disability insurance products, distribution and acquisitions.

⊙ Savings and investments
The assets under management by SNS Fundcoach, our digital investment fund supermarket, rose from € 298 million to € 589 million (+97.7%). The assets managed by the SNS and ASN investment funds increased from € 3.2 billion to € 3.8 billion (+19%). New funds amounted to € 404 million. The investment products incorporating advisory services, SNS Vermogensprisma and SNS Effecten Adviesdesk, also grew steadily, as did the asset management services offered by SNS Bank, SNS Vermogensbeheer and SNS Managed Account. Our share of the savings market increased from 6.0% to 6.3%. New funds amounted to € 1,345 million net. The investments in connection with insurance contracts on behalf of policyholders grew from € 3,426 million to € 3,955 million.

⊙ SME clients
With the acquisition of Bouwfonds Property Finance, SNS REAAL became one of the major players in the Dutch market for property finance. This acquisition is in line with our ambition of earning a greater share of our profits from SME clients. SNS Bank's services now have two pillars: SNS Business Advice and SNS Property Finance. SNS Business Advice distributes its products through the existing channels. As a specialist in corporate mortgages, SNS Business Advice can benefit from the expertise, reputation and market and client information of SNS Property Finance. Furthermore, SNS Business Advice offers savings and investment products to SME clients.

For the coming years SNS Bank expects to realise a higher rate of growth from SME clients than from retail clients.

REAAL Verzekeringen intensified its marketing and distribution of insurance packages for SME clients. This included refining the approach per business sector. The gradual shift in focus from retail to business continued.

⊙ Disability insurance products
REAAL Verzekeringen strengthened its growth potential considerably on the disability market. During the year, an entirely new and improved range of income, absence leave and Work and Income Act (WIA) insurances were introduced, in part in cooperation with Goudse Verzekeringen. REAAL Verzekeringen offers various product options, including cheaper coverage which is more in line with actual needs, thereby distinguishing itself from the rest of the market. REAAL Verzekeringen aims to be in the top 5 disability insurers within a number of years.

⊙ Distribution
SNS Bank opened five new branches in the Randstad and will further increase the number of branches in the Randstad in 2007. The distribution strength increased mortgage sales through closer cooperation with purchasing associations and mortgage chains. SNS Bank introduced various innovative improvements and additions to its services via the internet

with ASN Bank and SNS Fundcoach. At the end of 2006, a long-term contract was signed with the HEMA for the placements of cash points at the 350 HEMA shops. This agreement will contribute to the improvement in our client service, brand awareness for the SNS Bank, reduce cash withdrawals from our offices and offer additional opportunities for interactive marketing communications.

Proteq, which focuses on the direct distribution of non-life insurance via the internet, decided not to extend the cooperation with Kruidvat and V&D following the end of the test period. The results were insufficient. Proteq remains interested in new alliances for additional distribution.

Route Mobiel, our breakdown assistance service insurance and a supplementary distribution channel for non-life insurance, performed well. The number of clients rose to more than 161,000.

⊙ Acquisitions

- Bouwfonds Property Finance
  With the acquisition of Bouwfonds Property Finance, SNS REAAL has become one of the largest financiers of real estate in the Netherlands. Bouwfonds Property Finance is a profitable company with a mortgage portfolio worth some €8.8 billion when the transaction was concluded, most of which being the financing of private housing construction, shops and shopping centres. The market in which the company operates, now under the banner of SNS Property Finance, demands specialist expertise in financing and real estate. The threshold for new entrants is therefore higher than in the retail market, so that commercial margins are higher. At the same time, part of the operations have a higher risk profile.

  The Dutch activities, comprising mainly investment and project financing, represent some 77% of the portfolio. The remaining 23% relates to project financing and holdings in Belgium, France, Spain, Portugal, Denmark and North America. These relate mainly to property financing for Dutch clients.

  The strategic importance of this acquisition is that it represents a major expansion in the current real estate activities, it creates a better brand awareness in the market, it increases our scale on the SME market and reduces dependence on retail activities.

- Regio Bank
SNS REAAL and ING Bank are discussing a possible acquisition of Regio Bank. On 3 December 2006, a memorandum of understanding was signed to this effect. Regio Bank offers mortgage and savings products through 380 independent intermediaries throughout the Netherlands. At year-end 2006, Regio Bank had a mortgage portfolio of €2.0 billion and savings deposits of €3.0 billion. SNS REAAL wants to combine the activities of CVB Bank and Regio Bank under the banner of SNS Regio Bank. This will generate a leading franchise position in banking products in the Netherlands, with more than 800 intermediaries, a mortgage portfolio of €5.3 billion and a portfolio of savings of €4.7 billion. This acquisition would raise the total mortgage portfolio of SNS REAAL by 5% and our market share of the savings market would increase by at least 1 percentage point. All projections are based on figures current at year-end.

The strategic importance of this acquisition is the fact that it significantly raises the distribution strength of the CVB Bank franchise formula, strengthens our core mortgages and savings products and provides cost synergy and a more prominent presence in the Randstad as a result of the addition of 55 franchise offices in this region.

- Route Mobiel
  SNS REAAL purchased all the shares of Route Mobiel which it did not own. A minority holding of 40% had been acquired previously when the company started up in 2004.

  The strategic importance of this acquisition is that it provides a further, additional source of income, brings with it an additional innovative retail product and concept and a broader client base consisting of drivers who are potential clients for our other products.

- Van Leeuwenhoeck Research
  By acquiring Van Leeuwenhoek Research, SNS REAAL has strengthened the activities of SNS Securities, adding the fundamental research and value analysis of biotechnology companies.

  The strategic importance of this acquisition is the fact it broadens the product range in company research and advice to institutional investors.

In the 2005 annual report, we mentioned our intention to strengthen SNS REAAL's positioning. The listing on 18 May and the associated communications campaign contributed considerably to this strengthening.

Financial targets

[illegible]	[illegible]			
Growth in earnings per share	8.0%	6.5%	> 10%	10% on average per year, including acquisitions financed with existing equity
Return on shareholders' equity after tax	14.1%	12.7%	> 12.5%	15% on average per year
[illegible]	[illegible]			
Efficiency ratio SNS Bank	59.8%	62.6%	< 58%, year end 2008	55%, year end 2009
Operating Cost / Premium ratio REAAL Verzekeringen	13.5%	13.8%	< 13%, year end 2008	13%, year end 2009
Combined ratio non-life operations	98.1%	98.9%		97%, year end 2009
[illegible]	[illegible]			
Double Leverage SNS REAAL	105.3%	107.8%	< 115%	
BIS-ratio	11.9%	11.2%	> 11%	
Tier 1-ratio	8.7%	8.2%	> 8%	
Solvency life operations	233%	236%	> 150%	
Solvency non-life operations	275%	279%	> 200%	

Prospects for 2007

SNS REAAL expects to be able to profit in particular from favourable conditions in the markets for savings and investments, property finance, pensions and disability insurance and SME non-life insurance. Conditions in the mortgage market and the individual life insurance market remain difficult. Based on the present information, the interest rate climate and the yield curve will not change materially.

Financial markets

Shares

In 2007, SNS REAAL expects moderate economic growth with slightly decreasing inflation. This is favourable for the equity market. In the first few months, however, prices may be pressured by disappointing economic results. If the soft landing scenario pans out and is followed by improving economic growth, calm and the prospect of ongoing profit growth will return to the market. Given the currently high profit margins, any further corporate growth will be limited. Yet we expect investors to express confidence by being prepared to pay a higher market multiple. The most important price gains will result from this upward valuation. This is a typical phenomenon for equity bull markets in their last stage.

Interest

We expect that in the first half of 2007 the financial markets will show uncertainty about economic growth figures in the United States. For this reason and due to the excessively high money supply growth, the European Central Bank will aim to raise the interest rate. In view of the robust growth in the eurozone and the excessively high money supply growth, the ECB will aim for an interest rate that is neither stimulating nor restrictive. We expect that this level, estimated at around 4%, to be achieved in the first half of the year. This will slightly lift the whole yield curve, although it will initially certainly flatten off somewhat. Later in the year, when economic prospects become certain and more positive, the long end of the interest curve will rise slightly.

We expect the U.S. Federal Reserve will keep short-term interest rates at around the present level for quite some time. In the first half of the year, economic growth in the US may be a little disappointing, which will reduce the long-term interest rate somewhat, but later in the year the long-term interest rate may go up again.

Product markets

Mortgages

We expect ongoing strong competition on the mortgage market, although the price pressure may decrease slightly. The unfavourable relationship between short and long interest rates will persist in the first half of the year. As mentioned above, we expect a moderately higher yield curve in late 2007, which will have a minor positive impact on our mortgage activities. We expect the growth in the mortgage market, and thereby our mortgage activities, to weaken, partly as a result of a weakening of the mortgage refinancing market. We expect increasing demand for long-term mortgages. This expected development will strengthen the basis for sustainable but limited growth of the mortgage portfolio, but in the short term it will reduce penalty interest income earned on switching and the short-term commercial margin.

Savings and investments

The economic developments will support a favourable savings and investment climate. As a result, SNS REAAL once again expects an increase in the influx of savings and investment funds. For the savings and investment market, we expect a further increase in funds entrusted for both Individual investments as well as for investment funds and structured savings/investment products. Of the total market the share of investment funds and structured products is expected to increase.

Important factors that determine in the inflow of savings:

- Consumer confidence and purchasing power
  A stable and high level of consumer confidence and purchasing power has a negative effect on the inflow of savings. An increase in purchasing power will initially lead to a higher inflow of savings, which will only diminish once consumers start adjusting their spending patterns.
- Legislation and regulations
  Changes in legislation on employee savings schemes and life-cycle schemes as well as new proposals for pension and house savings can affect regular savings behaviour.
- Interest rate developments
  Sudden changes in interest rates can affect consumers' savings behaviour and the competition's marketing policies.

- Competition from existing and new companies
Increasing price competition can affect the inflow. This happens when we maintain the desired margins, but also when we respond to an interest rate increase.

- Increased mobility of savings
  More and more, clients tend to transfer their savings to accounts with the most favourable conditions. We expect this trend to continue in 2007.

Property financing

There is a surplus of capital and equity in the Dutch market for property financing for investments in high-quality property. The high transaction volumes in the investment markets are expected to continue. The share of international transactions in this volume is on the rise. Dutch investors are increasingly active beyond our national borders; Germany in particular is very attractive to them.

There is increasing demand in the growth sectors of our economy for new development and redevelopment of real estate. Demand for capital market solutions based on structured financing is growing. Many market parties are showing an interest in financing with a relatively high degree of risk, regarding both investment financing and project financing. Pressure on commercial margins will continue.

Life insurance

A major part of our individual life insurance portfolio is linked to mortgages. As a consequence, this market is heavily dependent on the mortgage market, which, as explained above, is showing only limited growth potential for 2007. These market forces will have a negative effect on short-term income and a limited positive effect on the sustainability of the portfolio due to lower outflow as a result of mortgage refinancing.

There is sharp competition on price in the group pensions market. The best growth opportunities exist in the market for companies up to 100 employees and for major shareholders managers. Due to the upswing of the labour market and an ageing population, employers will be increasingly prepared to invest in good secondary employment conditions, including good pension schemes and disability insurance solutions. Many employers will be looking for solutions which limit the financial risks to their organisations. Under IFRS regulations, those risks have increased for employers who offer their employees traditional pension schemes.

New legislation in the field of pensions came into effect on 1 January 2007 with the new Pension Act. It stipulates more stringent demands on the size of pension funds' net assets, on better information provision and communication with those building up or already entitled to a pension. It also stipulates a lowering of the entry age to 21 years. For REAAL Verzekeringen, the new act will put pressure on the administrative organisation as a result of the changes in products and data processing.

Non-life insurance

The considerable competition on price in the car insurance sector, the product group with the largest premium volume in non-life insurance, is expected to continue. For the market as a whole, hardly any growth is expected.

Strategic initiatives and objectives

SNS REAAL views savings and investments, the SME market, property finance, distribution, disability insurance, acquisitions and strategic cooperation as its main growth avenues. In 2007, we will also devote additional attention to cost control in order to further improve the return on our activities and strengthen our competitive position. In 2007, the following initiatives will contribute to the implementation of our strategy.

Savings and investments (SNS Bank)

- The core products SNS Fundcoach, Fund Account, Managed Account and Cash Account, will be developed further. SNS Bank will intensify its marketing communication, for example via day courses and investment evenings.
- Investment services will be professionalised further, through, for instance, Live@dvies, whereby clients see and hear advisors live via the internet. Live@dvies was introduced successfully in 2006 for mortgage advice.
- We are again aiming for a considerable increase in the influx of savings funds through our successful product SNS Spaarmix, a range of innovative savings products introduced in 2006, and through the products of ASN Bank.
- SNS Bank will introduce new savings and investment products, including innovative special-offer products.
- Depending on the new legislation coming into force on 1 January 2008, new bank products aimed at saving for a pension or a house will be developed.

Savings and investments (REAAL Verzekeringen)

- Good advice is crucial in particular for the unit linked insurance. REAAL Verzekeringen is already focusing strongly on improving the advising skills of the agents in this area, but will increase its efforts yet further in 2007.

Savings and investments (SNS Asset Management)

- As part of its growth ambitions, SNS Asset Management will strengthen the focus on sustainable products. An important feature of this development occurred in December 2006 with the introduction of a sustainable product for microfinancing in emerging markets.

SME *clients* (SNS *Bank*)

- Focus on commercial mortgages will be intensified. The provision of other types of credits will be reduced.
- SNS Property Finance will set new steps in the expansion of its presence in the major European regions. In addition to the customary financing, participations will play a major role in this.

SME *clients* (REAAL *Verzekeringen*)

- Pensions
  With its range of defined contribution products, REAAL Verzekeringen is well placed to respond to the needs of employers in the market for semi-collective pension insurance. As a result of IFRS regulations, financial risks have increased for employers who offer their employees traditional pension insurance. In 2007, REAAL Verzekeringen will tailor the regulations for its defined contribution products even better to the risks associated with IFRS. Our market position in pensions also offers good opportunities for the sale of additional Work and Income Act insurance, both for employers and for employees.
- Non-life insurance
  The product ranges for both retail and for SME has been strongly expanded in recent years. In 2007, there is strong focus on sales improvement and support.
- Disability insurance
  REAAL Verzekeringen will intensify the marketing and sales support and focus them on the distinguishing product characteristics and differentiation in the market. This includes an own risk period of 1 to 5 years, the disability insurance products for employees, a temporary long-term risk, collaboration with purchase organisations and a combined non-life and insurance of sums product.

Distribution (SNS *Bank*)

- SNS Bank will develop further the do-it-yourself concept via the internet for all banking products and seek to raise the commercial margin for mortgages by selling more via the bank's own distribution channel. SNS Bank will also seek new partners for the distribution of its own mortgages.
- The bank will improve the use of its own offices' and franchise offices' advisory function by reducing the administrative burden, in part by improving the do-it-yourself concept.
- Assuming that the proposed acquisition takes place, SNS Bank will integrate the activities of Regio Bank with those of CVB Bank. The latter is SNS Bank's franchise organisation for savings and investments via an advisory office in the region. The new brand name "SNS Regio Bank" will contribute to strengthening the formula.

Distribution (REAAL *Verzekeringen*)

- After a number of years in which many new products were introduced and additional activities were initiated, the emphasis in 2007 will mainly be on promoting sales and marketing, together with further improvements in information and communication with intermediaries. The improved use and further development of the internet are also key in seeking to optimise the advisory capacity of intermediaries and further reduce their administrative load.
- Proteq, the subsidiary for direct sales of non-life insurance via the internet, will improve its organisation and systems for direct sales. One of the results will be the ability of clients to make changes more easily via the internet.
- Increased number of products per independent intermediairy and the extension of the number of underwriting agents.

Cost management (SNS REAAL)

- Substantial benefits are expected as result of a planned reorganisation of the (retail) approach to the SME market by SNS Bank, together with new STP automation which should benefit mortgage production, outsourcing of the administrative processing of mortgages of REAAL Verzekeringen for third parties, stronger focus on distribution, and a reduction in the number of offices in the east of the country.

Acquisitions (SNS REAAL)

- Strengthening our growth through acquisitions of both banks and insurance companies remains an important objective. Possible candidates are activities that can help to strengthen our distribution capacity, offer cost benefits or those which are likely to strengthen specific competencies. SNS REAAL will also continue looking to expand its growth potential through joint ventures.

Our long-term operational and financial objectives as from 2007 can be found in the chapter Strategy, mission, activities and objectives on page 18. We do not give any forecast of the level of profit or revenues of SNS REAAL in 2007.

Financial outlines

Net profit growth of almost 15% is a good result given the still challenging market conditions. Earnings per share increased by 6.5%. Return on equity exceeded the target of 12.5%. Our capital base remains strong and offers a good position from which to effect further acquisitions.

SNS REAAL

Result

SNS REAAL's net profit grew by €48 million from €323 million to €371 million (+14.9%). The operating profit before taxation increased to €459 million (+10.3%). This increase was due to higher total income of €3,567 million (+2.5%), against an increase in total expenses to €3,108 million (+1.4%).

The results of SNS Bank and REAAL Verzekeringen are the principal components of SNS REAAL's results. At SNS Bank, net profit grew from €204 million to €214 million (+4.9%). Net profit of REAAL Verzekeringen increased to €170 million (+21.4%). In group activities, net profit improved to –€13 million.

16 Net profit SNS REAAL



€ millions
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS REAAL

Before allocation of the net profit on group activities, 56% of the net profit comes from SNS Bank and 44% from REAAL Verzekeringen. In view of the 21.4% increase in the net profit of REAAL Verzekeringen, the share in the total net profit of SNS REAAL has risen.

The results of SNS Property Finance have been consolidated in the results of SNS Bank since 1 December 2006. The existing property finance activities of SNS Bank will be transferred to SNS Property Finance in 2007. For December, the net profit of SNS Property Finance came to €6 million after the effect of the amortisation

17 Composition of net profit 2006 (excluding group activities)



44%
(2005: 41%)
56%
(2005: 59%)
SNS Bank
REAAL Verzekeringen

of intangible assets as a result of a purchase price allocation under IFRS and more expensive funding. On a pro forma basis, based on the accountancy principles of Bouwfonds Property Finance, the net profit of SNS Property Finance would have come to €94 million for 2006 as a whole. In the notes below, the figures include the consolidation of SNS Property Finance.

At REAAL Verzekeringen, Nieuwe Hollandse Lloyd was included for the first full year. This acquisition took place at the end of the third quarter of 2005. Our share in Route Mobiel was increased from 40% to 100% in mid June 2006, and the results of Route Mobiel were consolidated in REAAL Verzekeringen from that date onwards.

Income

SNS REAAL's total income grew by €87 million to €3,567 million (+2.5%). Income for own account was up by €266 million to €3,352 million (+8.6%).

SNS Bank's total income remained more or less steady. The decline in net interest income and the results on derivatives were offset by higher commission income and higher results on the sale of investments.

The total income of REAAL Verzekeringen increased by €63 million to €2,795 million (+2.3%). Total income for own account was 10.4% up at €2,580 million. Net premium

In € millions	2006	2005	Change
Income banking operations			
Net interest income banking operations	567	595	(4,7%)
Net commission and management fees	120	114	5.3%
Other income	81	56	44.6%
Total income banking operations	**768**	**765**	**0.4%**
Income insurance operations			
Net premium income	1,958	1,745	12.2%
Result on investments	576	545	5.7%
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)
Other income	55	50	10.0%
Total income insurance operations	**2,795**	**2,732**	**2.3%**
Other income and eliminations	4	(17)	123.5%
Total income	**3,567**	**3,480**	**2.5%**
Technical expenses on insurance contracts	2,054	2,095	(2.0%)
Acquisition costs for insurance operations	218	167	30.5%
Value adjustments to financial instruments and other assets	35	60	(41.7%)
Staff costs	503	443	13.5%
Other expenses	298	299	(0.3%)
Total expenses	**3,108**	**3,064**	**1.4%**
Operating profit before taxation	**459**	**416**	**10.3%**
Taxation	88	93	(5.4%)
Net profit for the period	**371**	**323**	**14.9%**
Net profit banking operations	**214**	**204**	**4.9%**
Net profit insurance operations	**170**	**140**	**21.4%**
Net profit group activities	**(13)**	**(21)**	**38.1%**
Earnings per share (€)	**1.65**	**1.55**	**6.5%**
Diluted earnings per share (€)	**1.65**	**1.55**	**6.5%**
Total assets	**79,742**	**68,088**	**17.1%**
Group equity	**3,200**	**2,528**	**26.6%**
Ratios			
Return on shareholders' equity	12.7%[1]	14.1%	
Double Leverage	107.8%	105.3%	
Average number of employees (FTE)	5,609	5,336	5.1%
SNS Bank:			
Efficiency ratio	62.6%	59.8%	
BIS ratio	11.2%	11.9%	
Tier 1 ratio	8.2%	8.7%	
REAAL Verzekeringen:			
New annual premium equivalent (*in € millions*)	196	176[2]	11.4%
Operating cost/premium ratio	13.8%	13.5%	
Solvency life operations	236%	233%	
Solvency non-life operations	279%	275%	

[1]) ROE has been calculated with weighting the share issue of May.
[2]) New annual premium equivalent 2005 adjusted for EEV standards.

18 Composition of income SNS REAAL



€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net commission and other income
Net interest income banking operations
Result on investments
Net premium income

income grew by 12.2% to € 1,958 million, and result on investments for own account was 5.7% up at € 576 million.

Expenses

SNS REAAL's total expenses rose by € 44 million to € 3,108 million (+ 1.4%).

SNS Bank's total expenses were € 10 million higher at € 517 million (+ 2.0%). Staff costs increased by € 25 million, the main factors being projects relating to legislation and compliance, projects to improve efficiency in the fourth quarter. The cost increases were partly offset by lower value adjustments on financial instruments and other assets (– € 14 million).
The total expenses of REAAL Verzekeringen increased by € 24 million to € 2,562 million (+ 0.9%). This increase was due mainly to higher acquisition costs (+ € 52 million) and higher staff costs (+ € 19 million), as well as a € 41 million decline in technical expenses. The increased acquisition costs are related to higher net premium income, the consolidation of NHL and a second annual

19 Composition of expenses SNS REAAL


€ millions
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Other expenses
Acquisition costs for insurance operations
Staff costs
Value adjustments to financial instruments and other assets
Technical expenses on insurance contracts

increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005. The increase in staff costs was mainly due to the consolidation of NHL and costs relating to issues in the field of legislation. Technical expenses for own account were up by € 78 million to € 1,391 million (+ 5.9%). This increase can be accounted for by higher net premium income and the consolidation of NHL including the earn-out expense following from this acquisition. The technical expenses on contracts on behalf of policyholders witnessed a fall of € 119 million to € 663 million (– 15.2%). This decline was caused by lower investment results on these contracts.

Result of group activities

The group activities comprise the business units managed directly by SNS REAAL at holding company level, their income and expenses not being allocated to SNS Bank or REAAL Verzekeringen. These activities include SNS Reaal Invest, which has been largely dismantled, and – from 1 July 2006 – SNS Asset Management, managed directly by the Executive Board. The net result of SNS Asset Management for the first half of 2006 is included in the result of SNS Bank.

The result of group activities including consolidation adjustments improved by 38.1% to – € 13 million net. The result was boosted (+ € 14 million) by the income on the proceeds from the listing and the release of provisions at SNS Reaal Invest. Higher costs due to projects relating to strategy and legislation and higher financing costs for the business units had a negative impact (– € 9 million). SNS Asset Management achieved a positive net result in the second half of 2006. Assets under management grew by € 2.1 billion to € 16.4 billion (+ 14.7%).

Earnings per share

Earnings per share increased to € 1.65 (+ 6.5%). For the second half of 2006, earnings per share came to € 0.78, up by € 0.01 (+ 1.3%) against the second half of 2005. Earnings per share for the second half of 2006 were down by € 0.09 (– 10.3%) against the first half year. On the other hand, the weighted average number of outstanding shares increased in the second half year to 234,212,268 (+ 9%). The new shares are fully taken into account for the purpose of calculating earnings per share from the date of issuance of the new shares. The diluted earnings per share also totalled € 1.65.

Return on equity

The return on equity (ROE) of SNS REAAL, calculated by weighting the share issue at 8/12 year, came to 12.7% (2005: 14.1%), which was above the target of 12.5%. The return on equity was lowered by the May share issue,


%
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Return on shareholders' equity SNS REAAL

while the acquisition of Bouwfonds Property Finance, funded partly by the proceeds from the share issue, was not completed until 1 December 2006.

Tax rate

For 2006, the tax burden came to 19.2% (2005: 22.4%). The reduction in the tax rate was due to the decrease in the nominal rate of corporation tax, cut from 31.5% to 29.6%. Recalculation of deferred taxation, on account of the further cut in the nominal rate to 25.5% from 1 January 2007, also contributed to reducing the tax burden. For all of SNS REAAL the total impact of the recalculation amounted to €15 million.

For SNS Bank, the effective tax rate was 14.7% (2005: 20.9%). The use of structured finance deals and recalculation of the net deferred tax liability (€9 million) following the cut in the corporation tax rate brought the effective tax rate down. For REAAL Verzekeringen the effective tax rate was 27.0% and was positively affected by the recalculation of deferred taxation totalling €7 million.

Balance sheet

SNS REAAL's total assets increased from €68.1 billion to €79.7 billion (+17.1%). The acquisition of Bouwfonds Property Finance boosted the total assets by around €9 billion at the end of 2006. The largest increase in the total assets concerned the item loans and advances to customers, up by €10.6 billion. This was mainly due to an increase in property finance to €8.8 billion owing to the acquisition of Bouwfonds Property Finance. The Mortgages item was up by €2.3 billion. Here, portfolio growth amounted to €2.7 billion, while market value adjustments resulting from hedge accounting under IFRS led to a slight fall in the mortgages item on the balance sheet (–€0.4 billion).

Investments for own account grew by €0.7 billion to €10.6 billion (+6.8%). The main reason was an increase in the portfolio of bonds available for sale. Investments for insurance contracts on behalf of policyholders were up by €0.5 billion (+15.4%). Apart from the €1.3 billion increase in savings, most of the total assets growth was financed by the issue of debt certificates (+€5.6 billion) and private loans via credit institutions (+€4.1 billion). This partly resulted from the consolidation of SNS Property Finance. The main contributors to the €1.3 billion savings growth were the SNS SpaarMix and ASN Ideaalsparen products. The technical provision insurance operations increased by €0.6 billion to €13.3 billion as a result of the expansion in new insurance product business.

Group equity

The SNS REAAL group equity was €672 million higher at €3.2 billion (+26.6%). This increase was due to the proceeds of the listing (€404 million after deduction of expenses) and the net profit for 2006 of €371 million. Conversely, there was a decline of €52 million caused by payment of the interim dividend and a net fall of €51 million consisting mainly of unrealised revaluations of investments and cash flow hedges as a result of market developments and the realised sales of investments. The capital base increased by €720 million to €4.9 billion, while subordinated loans were €48 million higher at €1,366 million.

The capital base of SNS Bank grew from €2.6 billion to €3.5 billion. Owing to the acquisition of Bouwfonds Property Finance, SNS REAAL gave the capital of SNS Bank a €600 million boost by means of a paid-in share premium. In addition, in the second half of the year the capital base was further reinforced by raising subordinated loans. The Tier 1 capital increased from €1.8 billion to €2.3 billion and the increased subordinated capital augmented the total qualifying capital from €2.4 billion to €3.2 billion.

21 Shareholders' equity SNS REAAL


€ millions
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Retained earnings
Reserves
Share premium
Issued share capital

22 Solvency levels SNS Bank


%
13
12
11
10
9
8
7
6
5
2002
2003
2004
2005
2006

- BIS ratio
- Tier 1 ratio
- Core Capital ratio
- Financial target BIS ratio (11.0%)
- Financial target Tier 1 ratio (8.0%)
- Financial target Core Capital ratio (6.0%)

23 Solvency levels REAAL Verzekeringen


%
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

- Non-life
- Life
- Financial target Solvency Non-life (200%)
- Financial target Solvency Life (150%)

The capital base of REAAL Verzekeringen grew from € 1.3 billion to € 1.4 billion. The 2006 net profit of € 170 million was offset by a dividend of € 54 million paid to SNS REAAL and a net decline of € 2 million in unrealised revaluations of investments for own account and risk, and cash flow hedges. The subordinated loans were down by € 7 million.

The double leverage, expressing the ratio between the net asset value of the associated companies and subsidiaries and the SNS REAAL shareholders' equity, increased from 105.3% to 107.8%. While the shareholders' equity was amplified by the proceeds from the listing and the 2006 net profit, the value of associated companies and subsidiaries increased, mainly because of a share premium of € 600 million paid in to SNS Bank by SNS REAAL and the 2006 net profit generated by associated companies and subsidiaries (minus dividends paid out).

Solvency

The solvency of SNS Bank decreased slightly, though it remains strong. The slight fall was due to the increase in the risk-weighted assets of SNS Property Finance. The total risk-weighted assets amounted to € 28,454 million (2005: € 20,175 million). The Tier 1 ratio was 8.2% (2005: 8.7%), the BIS ratio 11.2% (2005: 11.9%) and the Core Capital ratio was 7.4% (2005: 6.9%).

The solvency of REAAL Verzekeringen was slightly higher in both the Life and the Non-Life business. In Life, solvency increased to 236% and in Non-Life to 279%.

SNS Bank

Result

The results of SNS Property Finance have been consolidated in the SNS Bank results from 1 December 2006. The existing property finance portfolio by SNS Bank will be transferred to SNS Property Finance in 2007. In December 2006, the total income of SNS Property Finance came to € 15 million and the total expenses € 6 million. The net profit of SNS Property Finance came to € 7 million in December, and € 6 million after purchase price accounting and more expensive funding. On the basis of the pro-forma figures of SNS Property Finance as shown at the end of this section, the 2006 result came to € 94 million against € 84 million for 2005 (+11.9%). In the subsequent notes the figures include the consolidation of SNS Property Finance.

In 2006, the net profit of SNS Bank grew from € 204 million to € 214 million (+4.9%), including € 6 million from SNS Property Finance. Total income was up from € 765 million to € 768 million (+0.4%). The contribution from SNS Property Finance, higher net commission income, and the results of investment sales compensated for the fall in interest income and the results on derivatives and other financial instruments. Total expenses increased from € 507 million to € 517 million (+2.0%).

Staff costs were up by € 25 million, mainly as a result of projects relating to legislation and compliance, projects to improve efficiency and the consolidation of SNS Property Finance. The higher costs were partly offset by lower value adjustments to financial instruments (–€ 14 million). The tax item was down as a result of a partial release of past deferred tax liabilities owing to the adjustment of the corporation tax rate in 2007.

SNS Bank

In € millions	2006	2005	Change
Result			
Net interest income banking operations	567	595	(4.7%)
Net commission and management fees	120	114	5.3%
Result on investments	67	26	157.7%
Result on derivatives and other financial instruments	15	33	(54.5%)
Other operating income	(1)	(3)	66.7%
Total income	**768**	**765**	**0.4%**
Value adjustments to financial instruments and other assets	36	50	(28.0%)
Staff costs	283	258	9.7%
Depreciation and amortisation of tangible and intangible fixed assets	25	27	(7.4%)
Other operating expenses	173	172	0.6%
Total expenses	**517**	**507**	**2.0%**
Operating profit before taxation	**251**	**258**	**(2.7%)**
Taxation	37	54	(31.5%)
Net profit for the period	**214**	**204**	**4.9%**
Ratios			
Return on shareholders' equity	14.1%[1]	14.9%	
Efficiency ratio	62.6%	59.8%	
BIS ratio	11.2%	11.9%	
Tier 1 ratio	8.2%	8.7%	
Core Capital ratio	7.4%	6.9%	

¹) ROE has been calculated with weighting the paid-in share premium of December.

The return on equity (ROE) came to 14.1% in 2006 (2005: 14.9%). Excluding SNS Property Finance and the effect of the capital increase of that acquisition, the ROE would have been 14.2%, also well above the long-term target of 12.5%.

The efficiency ratio increased from 59.8% to 62.6%. The rise was due mainly to lower income as a result of the lower net interest income, and higher staff costs caused by projects relating to legislation and compliance as well as efficiency.

Composition of income at SNS Bank

The share of net interest income in total income was down slightly from 78% to 74%.

Net interest income

In 2006, net interest income declined from €595 million to €567 million (–4.7%). This fall was due mainly to lower income from ALM results due to a rise in the short-term interest rate combined with a further flattening of the yield curve. During 2006, the interest rate position was shortened further, reducing SNS Bank's sensitivity to future increases

24 Net profit SNS Bank


€ millions
250
200
150
100
50
0
2002
2003
2004
2005
2006
Net profit SNS Bank

25 Efficiency ratio SNS Bank


%
66
65
64
63
62
61
60
59
58
57
2002
2003
2004
2005
2006
Efficiency ratio SNS Bank

26 Composition of income SNS Bank



€ millions
1,000
750
500
250
0
2005
2006
Other income
Net commission and management fees
Net interest income banking operations

in the short-term interest rate. The adjustment of the interest rate position brought an improvement in the ALM results in the second half of the year compared to the first half.

Commercial interest income remained stable. Competition on the mortgage market caused a structural decline in the margin on new mortgage business, thus reducing the net interest income. This was offset by expansion of the mortgage volume in the second half year, which boosted our market share from 7.6% in the first half year to 8.0% in the second half, and an improvement in the margins on savings business.

The movement in interest rates caused the mortgage refinancing market to contract during the year. Gross income from penalty interest therefore declined from € 90 million to € 53 million (– 41.1%). In the second half of the year, penalty interest income totalled € 17 million, with a downward trend during that period.

In a fiercely competitive mortgage market, SNS Bank aimed to achieve a sound balance between margin and volume, so that its market share dropped slightly from 8.3% to 8.0%. The innovative SNS Budgethypotheek and strengthening of distribution, e.g. by stepping up the links with purchasing consortia, made a contribution here. In the existing mortgage portfolio, retention improved in the second half of the year. Our share of the savings market grew from 6.0% to 6.3%, mainly as a result of the successful products SNS SpaarMix, ASN Optimaalrekening, ASN Ideaalsparen and CVB SpaarPlus.

The SNS Bank mortgage portfolio including SME mortgages grew from € 42.6 billion to € 44.9 billion (+ 5.6%). All labels (SNS Bank, BLG Hypotheken and CVB Bank) made a positive contribution to growth. The Dutch mortgage market expanded from € 500 billion to € 540 billion (+ 7.4%). The savings entrusted to SNS Bank were up from € 12.3 billion to € 13.7 billion (+ 10.9%). The Dutch savings market grew from € 211 billion to € 220 billion (+ 4.3%).

The SME loan portfolio produced organic growth of € 0.4 billion from € 2.6 billion to € 3.0 billion. Including the SNS Property Finance loan portfolio, which totalled € 8.8 billion at the end of 2006, the total SME loan portfolio came to € 11.8 billion at the end of 2006. The property finance market requires specialist expertise and has a higher risk profile, hampering market access for new suppliers and permitting better commercial margins than on the mortgage market.

Net commission and management fees

Commission and management fees were up from € 114 million to € 120 million (+ 5.3%). Excluding the activities of SNS Asset Management, which were transferred to the group activities from 1 July 2006, growth came to 13%. That transfer caused the commission and management fees to decline by € 7 million in the second half of 2006.

Securities commission was boosted by our customers' increased activities on the stock market. The number of active SNS Fundcoach customers was up from 9,700 to 18,200 (+ 87.6%), resulting in more securities trading and management fees. The market value of the assets invested at SNS Fundcoach grew from € 298 million to € 589 million (+ 97.7%). The management fees for the SNS Bank and ASN Bank house funds also increased. SNS Securities made a larger contribution to commission, particularly as a result of the securities consultancy and asset management activities taken over from Van der Hoop in 2006, and the expansion in activities relating to equities. The commission earned by SNS Assurantiën, SNS Bank's independent insurance consultancy, increased sharply, taking into account the modest scale.

Result on investments

The result on investments surged from € 26 million to € 67 million (+ 157.7%) owing to the gains realised on bond sales. In view of the size of the revaluation reserve at the end of 2006, the yield curve and the interest rate climate, the results on investments will be substantially lower in the future.

Result on derivatives and other financial instruments

The result on derivatives and other financial instruments dropped from € 33 million to € 15 million (– 54.5%). This item was lower due to lower market value changes under IFRS.

Value adjustments to financial instruments and other assets

The cost of value adjustments to financial instruments and other assets declined from € 50 million to € 36 million (– 28.0%). In particular, the improvement in credit risk management and the more favourable economic climate resulted in a lower allocation to value adjustments for the SME business. The allocations relating to the private mortgage business exceeded last year's figure, mainly because of more stringent procedures for non-performing loans and higher shortfalls on foreclosure and speedier execution.

Staff costs

Staff costs were up from € 258 million to € 283 million (+ 9.7%). The number of employees increased by 151 to 3,272 FTEs. Excluding SNS Property Finance, the number of FTEs came to 3,035 at the end of 2006. This led to higher permanent staff costs. In addition, € 3 million was added to the reorganisation provision. Temporary staff costs increased sharply as a direct result of more temporary workers being hired in the fourth quarter in carry out projects, particularly in connection with legislation (customer identification, implementation of Basel II) and efficiency. The cost reductions (approx. 200 FTEs) resulting from the STP projects and the reorganisation of the SME business in the second half of 2007 are likely to produce the anticipated savings on expenses.

Depreciation and amortisation of tangible and intangible fixed assets

Depreciation decreased from € 27 million to € 25 million (– 7.4%), primarily due to the disposal of some properties.

Other operating expenses

Other operating expenses showed a fractional increase from € 172 million to € 173 million (+ 0.6%). Lower IT and accommodation costs were offset by increased marketing costs, required mainly for projects concerning legislation and efficiency.

Pro-forma figures for SNS Property Finance

For comparison, we have included pro-forma figures for SNS Property Finance for the years 2005 and 2006. In 2007, the property finance activities that are recorded at SNS Bank, will be transferred to SNS Property Finance.

These pro-forma figures are based on the accounting policies of ABN AMRO Bouwfonds N.V., the former parent company of SNS Property Finance, and do not take into account the effects of purchase price accounting and more expensive funding. For pensions and associates (including joint ventures), the data available are not yet sufficient to permit calculations on the basis of the SNS REAAL accounting policies.

Before the acquisition, the Bouwfonds organisation used central holding company services for which the costs were not passed on in full to the subsidiaries. However, those costs are attributed in the 2006 figures in the above table. For the purpose of comparison, these costs are attributed in the 2005 figures, using the actual amount allocated for 2006 (€ 4 million before tax).

The figures for December 2006 included in the SNS REAAL financial statements are shown in the column Property Finance December 2006. The net profit of € 6 million is inclusive of the effects of purchase price accounting under IFRS and more expensive funding.

Pro-forma figures SNS Property Finance

In € millions	Pro-forma 2006	Pro-forma 2005	Change	Pro-forma December 2006	SNS Property Finance December 2006
Total income	199	185	7.6%	17	15
Total expenses	66	60	10.0%	6	6
Operating profit before taxation	**133**	**125**	**6.4%**	**11**	**9**
Taxation	39	41	(4.9%)	4	3
Net profit for the period	**94**	**84**	**11.9%**	**7**	**6**
Group equity	638	548	16.4%	634	645
Efficiency ratio	27.6%	27.1%		29.4%	33.3%

REAAL Verzekeringen

Result

The net profit of REAAL Verzekeringen rose from € 140 million to € 170 million (+21.4%). In Life operations, the profit increased from € 113 million to € 149 million (+31.9%). Profits growth was achieved by higher premium income and income from investments for own account, and a slight fall in expenses. In the Non-Life operation, profits were down from € 27 million to € 21 million (−22.2%), mainly because of a higher claims ratio, driven up by incidental claims and the consolidation of NHL, which comprises a number of activities with an inherently higher claims ratio. The combined ratio edged upwards, but improved in the second half of the year.

28 Composition of income for own account REAAL Verzekeringen



€ millions
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Other income
Result on investments
Net premium income

The return on equity increased from 12.9% in 2005 to 13.6% in 2006. The improvement in the return was due to the increase in the net profit, and was reinforced by a reduction in the revaluation reserve for bonds and derivatives.

Income

The increase in the total income of REAAL Verzekeringen from € 2,732 million to € 2,795 million (+2.3%) was generated mainly by the € 213 million growth of net premium income. In Life, there was a rise in both regular premium income (+7.6%) and single premium income (+10.4%). In Non-Life, net premium income was boosted by the acquisition of Nieuwe Hollandsche Lloyd (NHL) in September 2005. REAAL Verzekeringen thereby increased its share of the SME non-life market significantly.

The result on investments for own account was up by € 31 million. Owing to the persistently low long-term interest rate, funds becoming available from the fixed-income portfolio were reinvested at lower rates. This depressed the investment result. The increased stake in equities and property, which generated more income, had a positive impact on the investment results. The proceeds from disposals, included in the result on investments for own account, increased by 18.6% to € 80 million in 2006.

27 Net profit REAAL Verzekeringen



€ millions
200
150
100
50
0
-50
2002
2003
2004
2005
2006
Net profit REAAL Verzekeringen

Expenses

The total expenses of REAAL Verzekeringen increased from € 2,538 million to € 2,562 million (+0.9%). The lower result on investments for insurance contracts on behalf of policyholders, which caused the technical expenses on insurance contracts on behalf of policyholders to decline, had a positive influence on the level of expenses. The increase in technical expenses, caused by the expansion of the Life portfolio, a higher volume of new single premium business and higher non-life premiums had a limited impact. The change in the method of amortising the interest rate rebate had a positive influence of € 11 million on the technical expenses in the second half year.

Operating cost/premium ratio

The operating cost/premium ratio increased from 13.5% to 13.8%, mainly as a result of the higher amortisation in respect of capitalised internal acquisition costs. Additional expenses were also incurred because of the need to hire in staff for various projects. Operating expenses were also higher due to the fact that the activities originating from NHL were consolidated for the first time for a full year as well as the acquisition of Route Mobiel. In mid 2006, the stake of Route Mobiel was increased to 100% so that expenses were included for the first time in the consolidated figures of REAAL Verzekeringen. In 2006 a survey was conducted on cost allocation at REAAL Verzekeringen. The revised parameters for the allocation of indirect costs are being implemented from 1 January 2007.

REAAL Verzekeringen

In € millions	2006	2005	Change
Result			
Premium income	2,007	1,789	12.2%
Reinsurance premiums	49	44	11.4%
Net premium income	**1,958**	**1,745**	**12.2%**
Net commission and management fees	50	43	16.3%
Result on investments	576	545	5.7%
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)
Other operating income	5	7	(28.6%)
Total income	**2,795**	**2,732**	**2.3%**
Technical expenses on insurance contracts	1,391	1,313	5.9%
Technical expenses on insurance contracts on behalf of policyholders	663	782	(15.2%)
Technical expenses on insurance contracts	**2,054**	**2,095**	**(2.0%)**
Acquisition costs for insurance operations	240	188	27.7%
Value adjustments to financial instruments and other assets	(2)	7	(128.6%)
Staff costs	146	127	15.0%
Depreciation and amortisation of tangible and intangible fixed assets	16	11	45.5%
Other operating expenses	74	69	7.2%
Other interest expenses	34	41	(17.1%)
Total expenses	**2,562**	**2,538**	**0.9%**
Operating profit before taxation	233	194	20.1%
Taxation	63	54	16.7%
Net profit for the period	**170**	**140**	**21.4%**
Ratios			
Return on shareholders' equity	13.6%	12.9%	
Operating cost/premium ratio	13.8%	13.5%	
Solvency Life operations	236%	233%	
Solvency Non-Life operations	279%	275%	
New annual premium equivalent *(in € millions)*	196	176[1]	11.4%
Value New Business *(in € millions)*	20	15	33.3%
Combined ratio Non-Life operations	98.9%	98.1%	
Claims ratio	56.5%	51.7%	

¹) New annual premium equivalent 2005 adjusted for EEV standards.

Results REAAL *Verzekeringen Life*

Net profit

The net profit of the Life operation was up from € 113 million to € 149 million (+31.9%).

Income

Net income from regular life premiums grew by € 64 million to € 902 million (+7.6%). This growth was produced by organic expansion of the portfolio (€ 42 million) and the full-year consolidation of the former NHL portfolio (€ 14 million). Single life premiums increased by € 61 million to € 645 million (+10.4%). Immediate Annuities was the main product group to see an expansion in new business.

The result on investments for own account was up by € 33 million to € 549 million (+6.4%). The effect of the persistently low capital market interest rate was more than offset by the increased stake in equities and property, which generated more income. Results on derivatives and other financial instruments were down, mainly because of the movement in the US dollar in 2006. That fall was offset by higher values for dollar-denominated equities.

New annual premium equivalent and market shares

The new annual premium equivalent rose by € 20 million to € 196 million (+11.4%). The value of new business margin improved to 10.2% (2005: 8.5%)

29 Composition of net premium income REAAL Verzekeringen


5%
6%
1%
9%
6%
73%
Life individual
Life collective
Non-life motor vehicles
Non-life accident and health
Non-life fire
Non-life other

In regular Life operations, the market share was down from 15.2% to 14.7%, owing to strong growth of the life-course savings market which expanded the life market as a whole. The life-course savings market offers limited scope for insurers and is dominated by a number of large insurers and suppliers linked to large pension funds.

In life insurance, the value of new business (VNB) increased to approximately € 20 million, a rise of € 5 million against 2005. The value in force was up from € 508 million to approximately € 818 million. These increases were due mainly to a higher expected long-term interest rate, better returns on equities, improved mortality results and more efficient, appropriate cost levels for the various product groups.

Expenses

In the Life operation, total expenses were down from € 2,216 million to € 2,140 million (– 3.4%). The acquisition costs for insurance operations increased to € 135 million (+ 31.1%). In the case of sales of new products based on regular premiums, the non-recurring acquisition costs are capitalised and amortised. This amortisation period is fully matched with the rate structure. Owing to the strong growth of new business in recent years, initial costs have therefore increased while at the same time the premium loadings have been reserved. The acquisition costs also increased because of a second annual increment in amortisation costs as a result of the capitalisation of internal acquisition costs introduced in 2005.

Since the fourth quarter of 2006, the life insurance sector has become embroiled in controversy concerning unit-linked insurance. REAAL Verzekeringen has not made any provisions in that connection.

*Results REAAL Verzekeringen Non-Life

Net profit

The net profit of the Non-Life operation was down from € 27 million to € 21 million (– 22.2%). The NHL figures were consolidated for the whole year, whereas in 2005 that was the case from the fourth quarter only. The main reason for the decline in net profit was an increase in the amount of claims, which was reflected in a higher claims ratio and a higher combined ratio. The fall in the combined ratio in the second half of the year was due to a decline in the technical expenses.

Income

Net premium income grew to € 411 million (+ 27.2%). This increase, and hence the rise in total income, is attributable almost entirely to the acquisition of NHL as of the end of September 2005. The bulk of this portfolio comprises the Fire, Motor and Transport product groups. The reinsurer's share in total premium income increased, also as a result of the NHL take-over. The organic growth of premium income was virtually zero, owing to the severe pressure on non-life rates.

Result on investments was 6.9% down at € 27 million, owing to the lower long-term interest rate. Funds becoming available in 2005 and 2006 were reinvested at considerably less favourable interest rates. In spite of this, the result on investments improved in the second half year.

Expenses

In the Non-Life operation, total expenses were up from € 322 million to € 422 million (+ 31.1%). The increase in the technical expenses was almost entirely due to the acquisition of NHL. Those expenses also include an earn-out expense of € 13 million (2005: € 3 million). That cost was offset by positive run-off results in previous years. When acquiring NHL it was decided to structure an earn-out arrangement whereby the run-off results are shared with the seller.

The former NHL portfolio comprises a significant proportion of product/market combinations with an inherently higher claims ratio than the original REAAL portfolio. Amalgamation of the two portfolios was one factor which pushed up the combined ratio from 98.1% to 98.9%.

Acquisition costs increased by € 20 million to € 105 million (+ 23.5%). The increase was due to higher premium income (+ 27.2%). The relative decline is attributable to a lower average cost of commission on the integrated NHL portfolio.

The increase in staff costs and other operating expenses is due largely to the transfer of NHL employees. The increase was moderated by the achievement of cost synergies. The synergy gains are reflected in a lower operating cost/premium ratio, down from 21.0% in 2005 to 19.4% in 2006. The cost increase is also due to investment in the disability insurance product group.

Results REAAL Verzekeringen Life

In € millions	2006	2005	Change
Result			
Regular life premiums	902	838	7.6%
Single life premiums	645	584	10.4%
Net premium income	**1,547**	**1,422**	**8.8%**
Result on investments	549	516	6.4%
Result on investments for insurance contracts on behalf of policyholders	215	394	(45.4%)
Result on derivatives and other financial instruments	(9)	(2)	(350.0%)
Other income	41	39	5.1%
Total income	**2,343**	**2,369**	**(1.1%)**
Technical expenses on insurance contracts	1,821	1,930	(5.6%)
Acquisition costs for insurance operations	135	103	31.1%
Staff costs	100	95	5.3%
Other expenses	84	88	(4.5%)
Total expenses	**2,140**	**2,216**	**(3.4%)**
Operating profit before taxation	203	153	32.7%
Taxation	54	40	35.0%
Net profit for the period	**149**	**113**	**31.9%**

Result REAAL Verzekeringen Non-Life

In € millions	2006	2005	Change
Result			
Non-Life premiums	411	323	27.2%
Net premium income	**411**	**323**	**27.2%**
Result on investments	27	29	(6.9%)
Other income	14	11	27.3%
Total income	**452**	**363**	**24.5%**
Technical expenses on insurance contracts	233	165	41.2%
Acquisition costs for insurance operations	105	85	23.5%
Staff costs	46	32	43.8%
Other expenses	38	40	(5.0%)
Total expenses	**422**	**322**	**31.1%**
Operating profit before taxation	30	41	(26.8%)
Taxation	9	14	(35.7%)
Net profit for the period	**21**	**27**	**(22.2%)**

Developments SNS Bank

SNS Bank sells its mortgages, savings and investment products directly to retail and SME customers through its own branches, the internet or by phone and indirectly via intermediaries and franchisees. Additionally, with SNS Property Finance, SNS Bank is a specialist in property finance.

This chapter addresses market developments, market performance and the latest developments per product group. Our retail products and SNS Property Finance's property financing products are discussed separately. The composition and source of income other than that earned through the product sales and operating results of SNS Bank are discussed in the chapter Financial outlines.

30 Composition of income SNS Bank



2%
(2005: 4%)
9%
(2005: 3%)
16%
(2005: 15%)
73%
(2005: 78%)
Net interest income banking operations
Net commission and management fees
Result on investments
Result on derivatives and other financial instruments

Mortgages

The Dutch mortgage market grew from € 500 billion to € 540 billion in 2006, an increase of 8.0%. The growth reflects an increase in house prices, growth in the number of home owners and new construction. The market conditions were tough: competition from existing suppliers increased, new (and foreign) competitors entered the market, the mortgage refinancing market was unfavourable, resulting in lower prepayment penalties, and a flat yield curve. SNS Bank strove throughout the year for a healthy balance between return and market share, thanks in part to an alert mortgage rate policy and new, appealing products.
The decline in interest income was partially compensated by volume growth, despite a decline in market share (new mortgages) to 8.0% from 8.3%. The size of the total mortgage portfolio rose from € 42.6 billion to € 44.9 billion (+ 5.6%). All sales labels (SNS Bank, CVB Bank and BLG Hypotheken) contributed positively to the growth.

31 Mortgage portfolio SNS Bank



€ millions
50,000
40,000
30,000
20,000
10,000
0
2002
2003
2004
2005
2006
Residential mortgages
Other mortgages

Approximately one quarter the intermediary market for distributing mortgages is in the hands of mortgage chains. The other intermediaries, who operate independently, are increasingly using the purchasing power of

Key figures for SNS Bank

In € millions	2006	2005	Change
Total income	768	765	0.4%
Total expenses	517	507	2.0%
Net profit	214	204	4.9%
Balance sheet total	64,382	53,098	21.3%
Return on shareholders' equity	14.1%*	14.9%	

) The ROE was calculated including weighting of paid-in share premium in December.

purchasing organisations. The purchasing organisations offer the intermediary part of their bonus and thereby reduce the administrative load. SNS Bank took advantage of this development by increasing distribution through purchasing organisations. SNS Bank also increased efforts to sell a larger proportion of mortgages via its own distribution channel. A key feature here was the introduction of the innovative Budgethypotheek (budget mortgage).

SME clients

The strategy for the SME market was adapted in 2006 to encompass a greater focus on commercial mortgages. We developed a standard package especially for the SME market, with products related to insurance, payments, credits, investments and financing. We increased our distribution capacity by placing corporate advisors in each of the 22 regions. Some 70 jobs disappeared as a result of SME and retail banking processes being streamlined together. This organisational change was incepted in 2006 and will be finalised in 2007.

The results of SNS Assurantiën developed particularly positively. SNS Assurantiën is SNS Bank's independent insurance advice agency, which mostly focuses on companies, employers and their employees. In addition, it provides a comprehensive insurance package for retail clients. Based on risk analyses, SNS Assurantiën offers tailor-made insurance solutions. SNS Assurantiën has provided an authorisation to a number of insurers with whom it collaborates. The number of clients and policies in the market for health insurance increased considerably, and in collective Work and Income Act insurance a number of significant contracts were agreed. In 2007, a start will be made on direct sales of business insurance via the internet.

Currently, a relatively small part of SNS Bank's income comes from the SME market. For the next few years, SNS Bank expects higher growth in the SME market than in the retail market.

Innovation, renewal and expansion

With its SNS Budgethypotheek (budget mortgage) SNS Bank has introduced a transparent, modular mortgage that stood out in the market on account of its highly competitive 'starting from' price. SNS Bank was the first bank in the Netherlands to introduce this type of mortgage. With this mortgage, consumers can exchange extras they do not need for a lower interest rate. The SNS Budget Mortgage was nominated for best mortgage product of the year 2007 by the Institute for International Research.

SNS Bank introduced various other mortgages aimed at specific target groups, such as an SNS mortgage linked to ASN funds and the SNS Extra Inkomen Hypotheek (Extra Income Mortgage) for people over 50, who can use their surplus property values to supplement their incomes. The introduction of the new option SNS Managed Account offers professional asset management, based on investments in (inter)national investment funds. It is aimed at mortgage providers with limited resources.

SNS Live@dvies (Live@dvice) was introduced in August. This is a new service concept that was received enthusiastically by many customers. With SNS Live@dvies, consumers can access the internet between 9 a.m. and 10 p.m. for a consult in which their mortgage advisor is visible on screen. The consumer does not need a webcam. The advisors can also show notes and calculations on screen. With the Budgethypotheek and SNS Live@dvies, SNS Bank was voted 'mortgage pioneer of the year' by a large majority at the Euroforum Mortgages Congress.

A highlight of our banking products for the SME market is the SNS 100% corporate mortgage that was introduced in April. This mortgage offers greater financial coverage than competing mortgages. These additional resources can be used for investment, for example. SNS Bank supported its standard products for the SME market with

Distribution of mortgages and savings products (new products/inflow)

		[illegible]	[illegible]
Indirect	BLG Hypotheken label	34%	0%
	CVB Bank label	7%	13%
	Independent intermediaries - SNS Bank	37%	0%
	Purchasing associations		
	Franchise organisations/partnerships		
Direct	Branches/internet/call centres	22%	40%
	ASN Bank label	0%	48%

) *New production*

) *New inflow*

a wide range of marketing initiatives, such as seminars, research into cash management in the SME sector and a growth plan competition, introduced in collaboration with various partners.

Regio Bank, which SNS proposes to acquire, is expected to significantly strengthen the CVB franchise formula in 2007. This is focused on mortgages, savings and investment products and insurance. With the new brand name SNS Regio Bank, the franchise formula will be positioned differently. The formula will be broadened and will be easier to recognise for consumers. This will strengthen the banking franchise alongside the existing networks of SNS Bank branches and its intermediaries.

32 Volume of new mortgages SNS Bank


€ millions
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2005
2006
ASN Bank
CVB Bank
BLG Hypotheken
SNS Bank

Investments

The investment climate, supported by the ongoing economic recovery, developed positively. For years, the popularity of investment funds and structured savings/ investment products has been increasing among retail investors at the expense of investment in individual shares. This development continued in 2006 and was demonstrated by strong growth in deposits in SNS and ASN investment funds. The assets under management in SNS funds rose from € 2.2 billion to € 2.7 billion (+ 21%) and the assets under management by the ASN funds grew from € 1.0 billion to € 1.2 billion (+ 19%). The net provision and management fees for investment products increased substantially.

Commission growth was reduced by approximately € 7 million as a result of the transfer of SNS Asset Management from SNS Bank to SNS REAAL as at 1 July 2006. For more details, please refer to the chapter Developments SNS Asset Management. Commission from securities trading rose mainly due to an increase in the number of equity transactions by our clients. SNS Fundcoach played an important role in this.

SNS Fundcoach, our digital fund supermarket, reaped the rewards of the clever build-up of this concept over the past few years. The strong product range, the supplementary module Managed Account, which allows funds to be managed, and the appealing marketing communication featuring investment evenings and mini investment courses contributed to sharp growth. The client assets increased from €298 million to €589 million (+97.7%) and the number of clients increased to 18,200 (+87.6%), making SNS Fundcoach market leader among international internet-based investment funds.

SNS and ASN funds were boosted by the improved performance of a number of funds. The assets under management of ASN Milieu en Waterfonds (Environment and Water Fund) grew spectacularly, tripling to € 112.0 million. The sustainable Orange SeNSe Fund, a fund based on cooperation between SNS Asset Management and Kempen Capital Management, was the best-performing sustainable share fund in the Netherlands for the fourth consecutive year with an increase of 40.3%.

Investing: something for everyone

Do-it-yourself					
SNS Effectenlijn	Fund Account (SNS Fundcoach)	SNS VermogensPrisma	SNS Effecten Adviesdesk	[illegible]	[illegible]
SNS Effectenlijn (Securities Line), for the active 'do-it-yourself'-investors, for years rated one of the best internet brokers among commercial banks.	SNS Fundcoach is an 'investment funds supermarket' that helps investors to put together a sound investment portfolio themselves.	SNS VermogensPrisma is an advisory concept that staff use when advising clients about their wealth creation.	The SNS Effecten Adviesdesk (securities advisory desk) advises investors in putting together their individual portfolios.	SNS Vermogensbeheer (Asset Management) promotes 'personal' management of individual portfolios (minimum € 250,000).	SNS Managed Account is available for assets of at least € 20,000. The client can monitor his portfolio on internet, including the transaction that the assets manager has performed.

SNS Securities also contributed to higher income, primarily through an increase in the number of assisted share transactions. SNS Securities is specialised in securities research, institutional brokerage, corporate finance and private asset management, as well as in providing liquidity.

33 Composition of assets under management SNS Bank



€ millions
5,000
4,000
3,000
2,000
1,000
0
2005
2006
SNS Fundcoach
ASN funds
SNS funds

Innovation, renewal and expansion

The number of SNS funds remained stable at 15 and the number of ASN funds rose to 7. Many smaller companies are catching up in making their corporate processes sustainable. For this reason, ASN Bank added the ASN Small & Midcap Fonds in April to its ASN funds range. When investing for savings accounts and investment funds, ASN Bank only chooses companies, organisations and administrations that meet the investment criteria for a sustainable society. The bank uses unequivocal admission and exclusion criteria. These can be found at www.asnbank.nl.

34 New inflow investment funds SNS Bank



€ millions
800
700
600
500
400
300
200
100
0
2005
2006
SNS Fundcoach
ASN funds
SNS funds

SNS Bank and ASN Bank were the first fund providers in the Netherlands to offer a total cost ratio for their funds. Previously, management premiums and other costs were billed separately. From 1 January 2007, the management costs will be calculated based on one total cost percentage. As a result, the level of cost is made completely transparent for investors.

SNS Securities gained access to the biotechnology niche with the takeover of Van Leeuwenhoeck Research. This company is specialised in fundamental research and value analysis of biotechnology companies and in advising investors looking to invest in this type of company.

Savings

The average savings of account holders in the Netherlands is among the highest in Europe. In 2006, the total savings account balances increased in the Netherlands from €211 billion to €220 billion (+4.3%). Including accrued interest, the cumulative savings balances of SNS Bank, ASN Bank and CVB Bank rose to €13.7 billion (+10.9%). ASN Bank contributed €615 million (+31%) to this growth; CVB Bank contributed €164 million (+10%). The combined market share rose from 6.0% to 6.3%. The growth was mainly the result of our SNS Spaarmix product, for which almost 79,000 new savings accounts were opened in 2006. In addition, the ASN Bank products and a number of new, innovative savings methods made important contributions. The total number of savings account (withdrawable on demand) at SNS Bank, ASN Bank and CVB Bank rose from 1,805,548 to 1,952,574 (+8.1%).

35 Savings with SNS Bank



€ millions
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2002
2003
2004
2005
2006
Savings with SNS Bank

The considerable contribution to growth of ASN Bank and the growth in the total number of clients to 318,000 (+20.5%) confirm the formula's strength. Increasing numbers of consumers are looking to sustainable savings and investment, particularly if they also include high interest rates, good savings and investment fund performances and/or fiscal benefits. ASN Bank is the clear market leader in sustainable savings and investment. The quality of the sustainability analyses of companies, the associated explanations on the site and the product development and marketing communications in which there is frequent cooperation with social organisations are distinguishing characteristics on the market.

Innovation, renewal and expansion

With SNS Maxisparen (Maxi Savings), SNS Bank has introduced a savings account with a fixed, limited monthly deposit and a high interest rate of 4%. ASN Bank, CVB Bank and REAAL Banking Services introduced similar accounts under their own labels. A new, innovative savings method was Mazzelsparen (Lucky Savings), an account with a monthly chance of doubling the balance or winning a lottery prize. Account holders receive interest and compete each month for the 'balance doubler' and various other cash prizes. Mazzelsparen capitalises on some consumers' need to make saving more adventurous. ASN Bank has also introduced the ASN Optimaal account, making it possible for ASN clients to save and invest in ASN investment funds through a single product. At the end of 2006, SNS Bank was the first in the Netherlands to introduce a talking digipas. This special device makes it possible for the 625,000 Dutch visual impaired to bank and to invest by the internet safely. The device is also useful for the elderly and those physical impaired. The talking digipass provides our target group with independent access to our products. It also gives SNS Bank better access to this target group.

36 Composition net increase in savings SNS Bank 2006


14%
(2005: 20%)
32%
(2005: 60%)
54%
(2005: 20%)
SNS Bank
ASN Bank
CVB Bank

The digipass is a new example of uniting responsible and commercial entrepreneurship, an important feature in the way SNS Bank does business. SNS Bank was awarded the Fakkel Prize for 2006 by the Chronisch zieken en Gehandicapten Raad (Chronically Ill and Handicapped Council) for this innovation. Other, smaller innovations included live music at cash points, online savings options and calculation modules and other adaptations that make saving, investing and payments via the internet easier and more user-friendly.

Together with development aid organisation OxfamNovib and a number of other partners, ASN Bank set up Triple Jump. Using western capital, Triple Jump supports organisations in their microfinancing through the contribution of knowledge, funding and donations in kind. Triple Jump is also charged with the disbursements of various other funds, including the ASN Novib Fonds.

37 Number of savings accounts (withdrawable on demand) SNS Bank


€ thousands
2,500
2,000
1,500
1,000
500
0
2005
2006
ASN Bank
CVB Bank
SNS Bank

ASN Bank intensified its cooperation with Greenpeace and Amnesty International. Clients can open an account at ASN Bank via www.sparenvoordenoordzee.nl. With each new account, € 10 is donated to Greenpeace, and the proceeds are used for setting up sea reserves in the North Sea. In cooperation with Amnesty International, ASN Bank adapted investment criteria for human rights, which will come into effect in 2007. ASN Bank organised the Dag van het Ethisch Beleggen (Ethical Investment Day) for the eighth time. This time it was dedicated to 'the positive future'. Discussions included talks about nuclear fusion as an opportunity for solving our energy issue and on the importance of personal and inspiring leadership.

Property finance

With the acquisition of Bouwfonds Property Finance, SNS Bank acquired a portfolio of property finance activities worth € 8.8 billion (year-end 2006). The activities of Bouwfonds Property Finance have been consolidated since 1 December 2006 and continued under the name

SNS Property Finance. The effects on the results of SNS Bank in 2006 were limited. The acquisition offers access to many new customers in the property finance market and supports our growth in the SME markets. The existing portfolio of larger commercial mortgages that is currently still part of the product group mortgages at SNS Bank will be moved to SNS Property Finance in 2007.

Activities SNS Property Finance

SNS Property Finance has specialist financial knowledge in the area of commercial real estate. The activities consist of project financing, investment financing and real estate equity participations. SNS Property Finance also offers assistance in sale-and-leaseback transactions for removing corporate real estate from the balance sheet as well as structured, tailored solutions for complex financing issues in the Netherlands and abroad. In the Netherlands, SNS Property Finance is one of the largest real estate financiers. Over 23% of its portfolio relates to foreign participations and projects, mainly in Germany, Belgium, France, Spain, Portugal, Denmark and North America. The majority of these transactions relate to foreign activities by our Dutch clients. The expertise and confidence that SNS Property Finance inspires in the market could also contribute to the growth of SNS Bank in the retail market for commercial mortgages.

38 Volume of property finance portfolio SNS Property Finance 2006



1%
22%
2%
11%
55%
8%
NL - Investment finance
NL - Lease
NL - Project finance
NL - Special projects
International - Project finance
International - Special projects

Growth in loan production

In 2006, the international market for property finance grew steadily, boosted by ongoing demand from the investment market. The total loan production of SNS Property Finance grew from € 3.5 billion to € 3.8 billion (+8%).The impact of an uncertain sales period in the first half of 2006 affected the loan production. There was stiff competition in the commercial financing markets. Nevertheless, the lagging production in the first half of 2006 was completely made up for, particularly in the last quarter of 2006.

The increased demand for investment financing played an important role in the increase of production at SNS Property Finance. Partly due to this demand transaction volume was high, which served as a base for SNS Property Finance's financing potential. Investors showed a marked preference for a short-term horizon. The average turnover rate in the investment financing portfolio, which is the time that passes between granting a loan and it being redeemed, thus increased.

International activities

A portfolio of approximately € 2 billion has been built up outside the Netherlands. It concerns mostly project financing. The geographical spread of the international portfolio remained largely unchanged in 2006. SNS Property Finance will continue the successful strategy of international growth that was initiated by Bouwfonds Property Finance.

Developments REAAL Verzekeringen

REAAL Verzekeringen sells life, non-life, absence leave and disability insurance product through independent intermediaries. The subsidiary Proteq sells non-life insurance directly to the consumer under the brand name Proteq. Route Mobiel offers breakdown assistance to drivers and is an additional distribution channel for Proteq's insurance products.

Key figures REAAL Verzekeringen

In € millions	2006	2005	Change
Total income	2,795	2,732	2.3%
Total expenses	2,562	2,538	0.9%
Net profit	170	140	21.4%
Total assets	16,591	15,456	7.3%
Return on shareholders' equity	13.6%	12.9%	

This chapter explains the market developments, performances and new developments per product group. The composition and origin of other income than that achieved through the sale of products and operational results of REAAL Verzekeringen are included in the chapter Financial outlines.

39 Composition of income REAAL Verzekeringen



€ millions
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
Other income
Result on investments
Net premium income

40 Composition of net premium income Life and Non-life



21%
(2005: 19%)
79%
(2005: 81%)
Life collective
Non-life

Life insurance

Individual

REAAL Verzekeringen maintained its market position as one of the large providers of individual life insurance. Net income from regular premium insurance rose by 7.6% and income from single premium rose by 10.4%. The market for products based on regular premiums grew by 7.6%. Life-cycle savings products, in particular, contributed to this. Excluding life-cycle savings products, market volume remained stable. Slower growth in mortgages had a negative effect as the number of new mortgage-related life insurance policies slowed compared with 2005.

There was strong competition on price in the market for single premium products. Premium income was at the same level as in 2005, and the market share fell slightly. The life-cycle savings market is dominated by a limited number of parties that are linked to large pension funds. For that reason, insurance companies such as REAAL Verzekeringen have limited positions in this market. Excluding the life-cycle savings products segment, our market share grew from an estimated 15.2% to an estimated 15.7%. Including the life-cycle savings products segment, our market share fell from 15.2% to 14.7%.

Group and semi-group

REAAL Verzekeringen strengthened its position in the pension market, especially in the market for semi-group

Distribution of insurance products (new products/premium income)

		Life 2006	Non-Life 2006
Indirect	Independent intermediaries	28%	51%
	Purchasing associations	33%	
	Franchise organisations/partnerships	34%	
	Underwriting agents	0%	28%
Direct	Internet (Proteq)	0%	11%
	SNS Bank	5%	10%
	Retail chains	0%	< 1%

*) *New production*
**) *Premium income*

41 New production of life insurance policies



21%
(2005: 21%)
79%
(2005: 79%)
Life - Regular
Life - Single

pensions. In this market REAAL is now the third largest player in the Netherlands, particularly due to a differentiated range of defined contribution plans. In this market, REAAL Verzekeringen offers master agreements to employers for their employees' pension insurance. Premium income in group and semi-group pension insurance showed a marked increase compared to 2005.

Just like last year, there was a growing demand for owner-managers plans to fit their situation. On the other hand, group pensions were cut back at an increasing number of companies by replacing final pay pension plans by career average pension plans.

Innovation, renewal and expansion

In the second half of 2006 in particular, REAAL Verzekeringen introduced a lot of new products and rates in its life insurance segment. The idea is for REAAL Verzekeringen to match with increasing precision the real risks its customers face with the right type of cover, so that they do not pay unnecessarily for too much insurance cover. A good example of this is the non-smoker premium on life insurance and the distinction between mortgages that are and are not linked to life insurance policies.

REAAL Verzekeringen widened access to its life insurance products by adjusting the acceptance criteria of death risk insurance, enabling a limited group of people with HIV to take out such insurance. In addition, it launched a new stand-alone insurance policy combining savings and investments with death cover. Accessibility is one of the main themes of SNS REAAL's sustainability policy. Marketing activities linked to helping good causes are also part of that policy. In 2006, REAAL Banking Services launched a marketing event offering to donate ten euros to the charity KiKa in aid of children with cancer for every new REAAL investment account opened.

To support the sale of personal pension and investment plan products, REAAL Verzekeringen introduced a calculation module on the internet that determined consumers' payout levels and duration of benefits. In addition it developed web TV for employees. Employees are able to watch informative video clips on the internet that explain REAAL personal pension and investment plan products, and the national regulations involved.

Investment linked insurance

A great deal of attention has been devoted last year to the transparency and duty of care of investment linked insurance. Both the AFM report and the De Ruiter Commission report contributed to the debate on transparency of investment linked insurance. REAAL Verzekeringen has supported the initiative of the Verbond van Verzekeraars (Insurers' Association) to set up the De Ruiter Commission and is currently considering how its recommendations can best be implemented.

Non-life insurance

The total market for non-life insurance during the year under review moved from economic boom to economic decline. At the signing date of this annual report, market figures were not yet available. Total net premium income of Non-Life products rose from € 323 million to € 411 million (+27.2%). That took the share of net premium income in the total income of the non-life operations to 91% from 89%. The increase in total non-life income reflects primarily the acquisition of Nieuwe Hollandse Lloyd in September 2005 and the growth of Proteq Non-Life. Sectors that contributed strongly to the growth were fire and transport insurance.

42 Composition Income Non-life



20%
(2005: 26%)
80%
(2005: 74%)
Direct distribution
Indirect distribution

REAAL non-life income rose from €363 million to €452 million (+24.5%). The SME non-life package introduced in 2005 was adjusted and expanded. Income developed favourably, particularly in building, liability and transport insurance. The underwriting agents' business played an increasingly important role alongside the intermediaries in serving the SME market with non-life products. As the number three player in the authorised agency market for non-life insurance, REAAL Verzekeringen has achieved its longer term ambitions in this area. In the second half of 2006, a complete product line for disability insurance was introduced. This was a great success, and led, in collaboration with SNS Assurantiën, to a collective contract in the glass industry.

Car insurance plays an important role in the basic insurance packages and helps influence price reputation. In the second half of 2006 there was fierce price competition. The general level of premiums for car insurance fell considerably. REAAL Verzekeringen was able to consolidate its market position in these difficult circumstances, in part because of a successful special offer in September.

Insurer Proteq's income from non-life grew marginally to €47 million. Proteq further extended its internet-based product offering. Virtually all insurance policies can be taken out on internet, in what has become a fully automated acceptance process. Proteq's portfolio once again grew strongly. The sale of Animal Health insurance and Route Mobiel breakdown assistance contributed to this. The number of Route Mobiel customers rose in 2006 to over 161,000. The trial period for the distribution of Proteq insurance through Kruidvat ended and was not extended due to insufficient results. The distribution through V&D was also stopped. This had a very limited negative effect on income.

Innovation, renewal and expansion

The recent introduction of the Work and Income Act law has had a major negative impact on the income risks of employers and employees. Many employers have not yet organised any supplementary cover for Work and Income Act liability for their employees, and those who have taken out some form of cover, have in many cases opted for the lower-impact risk of the WGA law (Werkhervattingsregeling Gedeeltelijk Arbeidsgeschikten), a supplementary insurance which only responds to the WGA law. Of all independent employers and owner-managers of small businesses, many have no appropriate or occupational disability insurance cover. This means that the market for occupational disability insurance offers good growth prospects.

With the introduction of a complete product line, REAAL Verzekeringen took an ambitious first step in carving out a leading position in this market. As from the end of 2005, the existing group occupational disability insurance policies were converted into policies allowed under the new Work and Income Act.

In cooperation with Goudse Verzekeringen, a number of new products were launched, such as three absenteeism products and four insurance products for the Work and Income Act. In October, REAAL Verzekeringen introduced a complete range of new and renewed income and Work and Income insurance products.

The range consists of three product groups: individual disability insurance, group disability insurance and absenteeism insurance. What sets REAAL apart in this market is its unique, client-focused risk and cover differentiation. An example of client-focused risk cover is the product option in the REAAL income insurance Opstap en Zakelijk of the associated intermediaries. Disability insurance is highly specialised, mainly targeted at entrepreneurs, and involves large sums of money, requiring high-level advice.

In the product group car insurance, the differentiation in rates has been expanded with the addition of new factors that determine pricing, such as power, brand and body design. This makes the price-quality ratio more attractive for a large number of consumers. In the product group travel insurance, REAAL Verzekeringen was the first insurer to offer customers the opportunity to expand

cover at the last moment using text messaging.
In 2006, REAAL Verzekeringen launched a new branding campaign which zoomed in on the risk and opportunities of daily life, as seen through the eyes of an insurer. The message being that the calculation of risk and probability is at the heart of the insurance business. The goal of the branding campaign is to keep REAAL Verzekeringen's name recognition on a constant and stable level.
Proteq's animal and animal health insurance range was completely renewed and adapted to the rapidly changing circumstances in the veterinary world. Consumers got the chance to chat directly with Proteq employees. This option appeared to meet a rapidly growing need.

Effectiveness of intermediaries

REAAL Verzekeringen distributes its life and non-life insurance with the help of intermediaries. Every year there are many activities launched with a view to improving the effectiveness of intermediaries. Once again, in 2006, there were many initiatives aimed at improving information and at promoting communication, as well as strengthening sales performance and the quality of advice. Intermediaries were also given access to a broader SME package thanks to the addition of disability insurance products.

The role of intermediaries is being revolutionised. Consumers themselves are increasingly looking for the best and cheapest products on comparison websites. The websites of insurers, including SNS REAAL, are also offering more options for customers to make changes themselves online. The added value of intermediaries is being channelled increasingly into the area of expert advice, and much less into management. Notwithstanding, the role of the intermediary is of strategic importance for a large part of our products. The complexity of the market for life products and a large part of the non-life market continues to increase through the constant changes in legislation and increasing differentiation in risk cover. REAAL Verzekeringen therefore wants to be able to select its intermediaries carefully, and wants them to bring across a good understanding of products and customer needs, as well as to offer professional support to improve their sales performance.

The introduction of Intermediair Online (Intermediary Online) and Mijn REAAL (My REAAL) demonstrated once again the capacity of REAAL Verzekeringen to be innovative in the creation of tools aimed at optimising the provision of information to and communication with intermediaries. The first is a new service package that makes it possible for intermediaries to build and run a professional website at low cost. The basic version of My REAAL is the first step on the way to a complete web-based infrastructure for the exchange of information. To optimise the user friendliness of this extranet, a customer panel was introduced. As the first in the market, REAAL Verzekeringen now makes it possible for customers to compare a variety of insurance offers from different providers, on price and performance, through web-based intermediaries. The calculation programme used in this makes an important contribution to improving market transparency. The comparison module on My REAAL will be expanded to other products in due course.

REAAL Verzekeringen introduced a Performance Scan for intermediaries to measure their commercial performance. An external partner company offers extra support in this by picking up on the areas in need of improvements. A number of other services are being developed further, such as the REAAL College (a wide range of educational modules), media trainings, help in putting together marketing plans and a consultancy service. The education modules of REAAL College are offered in a cost-neutral way. In a national survey of the non-life industry carried out in May, REAAL Verzekeringen's marketing support came out among the best in the intermediary market.

To facilitate further growth in the SME market, extra attention was paid in 2006 to selecting and supporting intermediaries based on effectiveness of their service to the SME market. Thanks to the addition of disability insurance, the intermediaries now have a more complete SME package. In the next few years, extra attention will also be paid to the marketing of our products and the positioning of REAAL Verzekeringen as a provider to the SME segment. This will be done partly through better use of contacts and through support for sales and putting together proposal preparation.

Developments SNS Asset Management

SNS Asset Management is the unit within SNS REAAL charged with asset management and investment fund management on behalf of SNS Bank and REAAL Verzekeringen. It also manages portfolios on behalf of institutional investors, pension funds and social institutions. SNS Asset Management is market leader in sustainable institutional assets under management.

SNS Asset Management performs complete company analysis, whereby in addition to the financial situation, governance, environmental policy and social policy of enterprises is evaluated. Based on these analyses, the most attractive companies in a sector are selected. The management of SNS and ASN investment funds for investments in non-European markets and real estate is outsourced to strongly performing specialised asset managers.

SNS Asset Management primarily focuses on institutional activities and clients. For this reason it was decided to separate SNS Asset Management from SNS Bank. Since July 2006, therefore, SNS Asset Management has been functioning as an independent unit within SNS REAAL, enabling it to implement better its growth strategy, which is mostly aimed at the institutional and semi-institutional market.

43 Distribution assets under management SNS Asset Management



19%
(2005: 15%)
35%
(2005: 33%)
10%
(2005: 11%)
36%
(2005: 41%)
SNS Bank
REAAL own account
REAAL on behalf of policyholders
Other

Assets under management rose from € 14.3 billion to € 16.4 billion (+14.7%). The increase mainly reflected a rise in the number of clients at SNS Bank and REAAL Verzekeringen, new inflow through existing clients and as a consequence of positive market developments, in particular price increases on the equity markets. The adjusted strategy led to growth in the number of clients for sustainability research. The results of SNS Asset Management developed positively.

In December 2006, SNS Asset Management introduced the SNS Institutional Microfinance Fund, a fund that aims to stimulate the approach of a social problem in a number of emerging markets while providing a good return to investors. This fund targets institutional investors in particular. To substantiate its product range, SNS Asset Management performed a study of the opportunities and developments in micro-financing.

Risk Management

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. Our risk profile is determined by our focus on retail and SME customers, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance.

SNS REAAL regards risk management, capital management, pricing and portfolio management as key pillars that underpin its strategy of structural value development. Also after the acquisition of SNS Property Finance, SNS REAAL managed to maintain a healthy balance between return and risk.

Developments in risk profile

The risk/return ratio was positively affected in 2006 by:

- Listing in May. This gave us better access to the capital market and more flexibility in raising capital.
- Greater diversity in income. The acquisition of Bouwfonds Property Finance and the cooperation with Goudse Verzekeringen (illness-related absenteeism policies) increased the diversity of the product portfolio and the composition of income.
- The acquisition of Bouwfonds Property Finance. The real estate financed by SNS Property Finance is mostly collateralised, leased to private individuals and small and medium-sized entities. As a result, the risk profile is moderate and the margins obtained are higher than those from mortgages to retail customers.
- An increased focus on SME customers, in particular through corporate mortgages, pensions and disability insurance.
- Reduced usage of capital for mortgages, partly by managing the mortgage book on a lean and mean capital base, for example by use of securitisation.
- Rising interest rate: like most other insurers, REAAL Verzekeringen benefits from an high and rising interest rate. In view of the rising interest rate, REAAL Verzekeringen aimed at a relatively large interest rate position, which increased the embedded value (EEV) of REAAL Verzekeringen.
- Growth of the REAAL Verzekeringen equity portfolio: the weight of equities in the investment portfolio was increased, giving a higher equity exposure. The expansion forms a position of which the downward risk has been hedged.
- Flatter yield curve: since the yield curve has become almost flat, SNS Bank has reduced its interest rate position.

The risk/return ratio was negatively affected in 2006 by:

- Mortgage rate competition, which led to volume-driven, rather than price-driven strategy for a number of important product lines.
- New regulations, that entailed high implementation costs for financial institutions. The (final) text of these regulations usually becomes available only a short time before they become effective. Moreover, there is the risk that new regulations will lead to different interpretations by clients, supervisory authorities and SNS REAAL, which might have a negative effect on our reputation.

The consequences of the recommendations published in December 2006 by the Transparency in Investment Insurance Committee (the De Ruiter Committee) to the Insurers Association are still unclear. SNS REAAL is examining its risk exposure in this respect.

Developments in Risk Management organisation

The main changes in SNS REAAL's risk management organisation resulted from the acquisition of Bouwfonds Property Finance. The existing risk management organisation of Bouwfonds Property Finance was integrated into SNS REAAL's organisation. The management of general risks (interest rate, funding, liquidity management, capital management, reputation and operational risks) have been integrated into the organisations of SNS Bank and SNS REAAL. With regard to client-related risks, such as credit risk, CDD (customer due diligence) and the duty of care, the specific nature of property finance activities has been taken into account in the design of the risk management model. These client-related risks are managed by SNS Property Finance itself, within the frameworks currently in place at SNS REAAL.

Since advisory and client management play an important part in SNS Property Finance's business model, risk management is closely related to the sales process. That is why client-related risks are evaluated and managed by SNS Property Finance's own risk management department. The main changes in the risk management

organisation were:

- The establishment of a group-wide Integrity & Compliance Committee, chaired by the Chairman of the Executive Board of SNS REAAL. The goal of the Integrity & Compliance Committee is to maintain the desired level of integrity, as set by the Executive Board of SNS REAAL.
- The merger of the Operational Risk Management and Compliance departments into a new group staff department Compliance and Operational Risk Management (C&O), enabling more focus on, and better control of, non-financial risks, including integrity risks. Its also permits better compliance with the increased regulatory requirements.
- The establishment of a credit committee for SNS Property Finance, which includes representatives of SNS REAAL's Executive Board and the Management Board of SNS Bank. Its first task was to set new credit approval authorities. These have meanwhile been adopted.
- The creation of an ALCO for SNS Property Finance. Its main duty is to manage the company's interest rate and currency risk profile. Like the other ALM committees, this committee advises management. SNS Bank's Management Board manages, and if appropriate, adjusts, the overall interest rate exposure, including that of SNS Property Finance.
- The expansion of the integrated Basel II programme for SNS Bank with SNS Property Finance.

Structural value creation through Risk Management

SNS REAAL aims for structural, long-term value creation on an entrepreneurial basis. SNS REAAL wants to create value, for its shareholders and other stakeholders, subject to the preconditions of a moderate risk profile and sound risk management. In this way the company will be able to fulfil its obligations towards its clients and other creditors. SNS REAAL aims to be transparent in the way it organises risk management and promotes structural value creation.

The four key outside stakeholders in terms of adequate risk management and structural value creation are the shareholders, clients, supervisory authorities and lenders.

SNS REAAL distinguishes the components of the risk management organisation on the one hand, and the activities aimed at structural value creation on the other hand. Figure 44 shows the components of the risk management organisation and the activities that play a role in creating value in the long term.


Shareholders
Lenders
risk principles
risk committees
risk management
capital management
value creation
pricing
portfolio management
risk classification
risk management departments
Supervisory Authorities
Clients

Risk management organisation

The risk management organisation serves to keep SNS REAAL's risk profile at the desired moderate level and to enable the structural value creation framework to function properly. The risk management organisation consists of the following components, which will be discussed in the following paragraphs: Risk principles (key principles and roles and responsibilities), Risk committees (advice and decision-making committees for line departments), Risk management departments (staff departments for management and advice), and Risk classification (various risk categories).

The following components, which are shown in the 'shell' in figure 44, enable the four activities that are aimed at creating value, the essence of this process. The components will be discussed in the following paragraphs: Capital Management, Pricing, Portfolio Management and Risk Categories.

Risk principles

SNS REAAL aims to act as an entrepreneur whilst maintaining a moderate risk profile through a sound balance between risk and return. The implementation of risk management must be focused on maintaining this moderate risk profile.

For the benefit of its risk management organisation, SNS REAAL has defined a number of core principles:

- SNS REAAL aims for at least a solid A-rating with the rating agencies. This goal also determines the group's risk tolerance in each risk category.
- The risk tolerance in each risk category determines the control objectives, acceptance criteria and codes of conduct.
- SNS REAAL uses a group-wide risk classification to ensure uniform application of the various risk categories.

- Stress analyses and measures have been adopted for the main risks in every business unit.
- The models applied in our risk management are regularly tested.
- SNS REAAL aims for uniformity in the duties and responsibilities in risk management, in regard to which risk owners have been appointed for each identified risk.

In the context of adequate risk management, a clear division of roles and responsibilities has been made. The Executive Board has ultimate responsibility for risk management. The Chief Financial Officer of SNS REAAL has been appointed as the Chief Risk Officer of SNS REAAL. Members of the Executive Board and the Management Board of SNS Bank and REAAL Verzekeringen have been appointed as risk owners who are responsible for defining and implementing the risk policy in the specific risk areas.

A number of risk committees and risk management departments, appointed by the Executive Board, function both at the group level and at bank and insurer level. These risk committees have clearly defined duties, responsibilities and powers. Risk management is often delegated to these risk committees. These committees consist of staff from the line management and the risk management departments.

SNS REAAL distinguishes three risk management responsibility levels:
- The line organisation, which is responsible for the risk and its management;
- The risk management departments, which advise line management and monitor positions;
- The internal auditor (the Group Audit Department), which reviews the proces and performance of the risk organisation.

Figure 45 shows the relationships between the risk committees and risk management departments in SNS REAAL's risk management organisation.

45 Structure Riskmanagement organisation

Risk supervision: **Supervisory Board**
Audit Committee

Risk policy: **Group Executive Board**

Risk management: **Risk committees / Risk management departments**
SNS REAAL Risk Policy Committee
ALCO Group
Integrity and Compliance Committee

Board of Directors
SNS Bank Risk Policy Committee
Risk Management Committee
REAAL Verzekeringen
Price Risk Committees
Credit Committees
Operational ALCOs

Risk committees

The Supervisory Board has installed an Audit Committee from its members. The duties of this committee include overseeing the quality and work of the organisation and risk management operations. The Audit Committee evaluates the structure and performance of the risk management organisation and obtains relevant information from the Executive Board. In addition, it receives information from the internal auditor, the external auditor, and the certifying actuary. Once a year, the Audit Committee meets with the internal auditor and the external auditor without the Executive Board being present. The Audit Committee prepares for the decision-making in the Supervisory Board on relevant issues.

The SNS REAAL Risk Policy Committee consists of the Executive Board, the director of Balance Sheet & Risk Management, the director of Legal Affairs and the director of Compliance & Operational Risk. This committee sets the strategic risk policy, sets up the group-wide risk management organisation and translates SNS REAAL's risk tolerance ('risk appetite') into standards and limits for the various risks, subject to which the entities can operate. In addition, it sets the mandates for the other risk committees.

The SNS REAAL Asset & Liability Committee (Group ALCO) manages the balance sheets of the Bank, the Insurer and the Group. The Group ALCO consists of the Executive Board, the CFOs of SNS Bank and REAAL Verzekeringen, the director of Balance Sheet & Risk Management, the head of Asset & Liability Management and the director of SNS Asset Management. Operational ALCO's within SNS Bank, SNS Property Finance and REAAL Verzekeringen prepare decisions, take decisions within their mandates and see to the implementation of the decisions of the Group ALCO.

SNS Bank's Risk Policy Committee and the REAAL Verzekeringen's Risk Management Committee, consisting of the members of the Management Boards, are risk committees that manage risks at operational level within the mandates set by the SNS REAAL's Risk Policy Committee.

At SNS Bank and REAAL Verzekeringen, credit decisions are taken by the Bank Credit Committee and the Insurer Credit Committee, respectively. Made up of their Management Boards, these committees advise on credit limits, counterparty limits and the acceptance of large items. The Risk Committee Property Finance consists of the CFO SNS Bank, the CFO SNS REAAL, the CEO SNS Bank and the CEO, Credit Manager and director of Risk Management of SNS Property Finance.

The Bank Price Risk Committee and the Insurer Price Risk Committee, with representatives from product management, sales, service centres, Management Accounting and Balance Sheet & Risk Management, give advice on client rates. The Bank Price Risk Committee is also responsible for managing the mortgage portfolio.

The objective of the Integrity and Compliance Committee is to bring about and embed the desired integrity of SNS REAAL as determined by the Executive Board. This committee is chaired by the chairman of the Executive Board. The other members are the CFO, also CRO, of SNS REAAL, the portfolio-holder product management of REAAL Verzekeringen and several group staff directors (LA, CA and CORM).

Risk management departments

The group staff departments mentioned below advise on risk management and report on the risk profile. They do so group-wide, promoting efficiency and uniformity. The risk management departments operate as shared service centres for the banking and insurance operations. The directors of these group staff departments report hierarchically to the Executive Board and functionally to the responsible officers at the Bank and the Insurer. Aside from drawing up definitions and policy, they are responsible for modelling, measuring, monitoring, reporting and advising with respect to risks.

Balance Sheet & Risk Management

Balance Sheet & Risk Management supports the Executive Board and the Management Boards in:

- Determining the desired risk profile.
- Measuring the valuations of portfolios for managing structural value creation.
- Determining the prices of products and services on the basis of risk-weighted return.
- The choice of products and services fitting in with the desired risk profile.
- Asset and liability management for the banking and insurance.
- Funding and capitalisation.
- Portfolio management and credit risk modelling.
- Portfolio management in terms of underwriting risks.
- Actuarial reporting.

Compliance & Operational Risk Management (CORM)

CORM advises the Executive Board, the Management Boards and management on managing non-financial risks. Non-financial risks are related to either human behaviour or organisational processes. Important duties of this department include offering advice on and promoting ethical conduct within the organisation and coordinating activities with regard to operational risk management.

Local compliance officers have been appointed in SNS REAAL's main business units; they report functionally to the director of CORM. The independent position of the compliance officers is guaranteed in a charter adopted by the Executive Board.

Legal Affairs (LA)

Legal Affairs prepares policy and supports operations for risk management; its main duties are:

- Identifying and advising on present and future legislation and regulations.
- Advising on aspects of integrity and the duty of care.
- Preparing and implementing policy with respect to the exercise of integrity and the duty of care.

The directors of CORM and Legal Affairs report directly to the chairman of the Executive Board.

Credit Risk Management (CRM)

Credit Risk Management, a department of SNS Bank, focuses on policy preparation and operational support for credit risk management. The director of Credit Risk Management reports directly to the CFO of SNS Bank. Special Credits department Business and Special Credits department Retail are also part of the Credit Risk Management department. Credit Risk Management's main responsibilities are to:

- Analyse the SME credit recommendations and advise the responsible officer or Credit Committee.
- Administer and manage the loan facilities and collateral for SME credit.
- Manage and settle retail and SME loans.
- Prepare and establish SME credit policy and the related communication.
- Prepare operational management reports on credit management (CRM Management Information System).

In 2006, the debt management (arrears) of the front office organisation was brought under Special Credits department. Clients are contacted by telephone in order of urgency, based on the risk of default and the loss in case of default.

To SNS Property Finance, credit risk management is crucial, given the relatively large amount of the loans involved. SNS Property Finance has an approval system in place with four levels: tied to (deputy) directors in a business unit, risk committees in the business units of SNS Property Finance, the risk committee of SNS Property Finance, and the statement of no-objections of the Credit Committee of the Supervisory Board.

Finance proposals (other than financing below € 1 million) are subject to a written analysis by Risk Management. Risk Management SNS Property Finance is independently organised and provides an objective opinion on the finance proposal.

Risk decisions, which include but are not limited to entering into joint ventures or other forms of participation, such as equity, mezzanine or participation finance, are always submitted to the Risk Committee SNS Property Finance, which is the highest level.

Internal Control

The Internal Control departments of SNS REAAL, SNS Bank and REAAL Verzekeringen audit the effectiveness of the control measures in the procedures on behalf of line management.
Their findings are 'weighted' against the uniform standard, generating adequate management information in relation to the organisational and process goals.

Internal Audit (IA)

Internal Audit conducts audits for the benefit of the Executive Board and both Management Boards with regard to the effectiveness and efficiency of the internal risk management and control system, the effectiveness of the related processing systems and the reliability of management information.

Internal Audit evaluates the structure of the control procedures and reports its findings to the Group Executive Board and both Management Boards. The Audit Committee and the Supervisory Board are also informed about the main findings on the quality of the risk management processes by the Executive Board.

Internal Audit reports directly to the chairman of the Executive Board. In this way, the department is able to perform its activities independently of the business units and the departments of SNS REAAL. In exceptional cases, the director of Internal Audit may contact the chairman of the Audit Committee and the chairman of the Supervisory Board directly.

Internal Audit reports the findings of its audit to the director responsible within the Management Board; the Executive Board receives a summary of the report. If the results of the audit warrant it, they are shared with the Executive Board. Summaries, by means of quarterly reports, are provided via the Management Boards to the Executive Board and subsequently the Audit Committee. The functional coordination between the Internal Audit and Internal Control departments of the Bank, Insurer and Group was strengthened in the year under review.

Risk classification

SNS REAAL distinguishes the following risk categories for SNS REAAL's net asset value, profits and/or business continuity: strategic risk, market risk, credit risk, underwriting risk, liquidity risk, operational risk and integrity risk. For a description of the risk categories, reference is made to the paragraph Risk categories and risk management in this chapter.

Activities regarding structural value creation

SNS REAAL distinguishes capital management, pricing and portfolio management as activities that contribute to value creation.

Capital Management

SNS REAAL's capitalisation policy focusses on the optimisation of the capital structure in line with achieving the strategic goals of the company. SNS REAAL's initial public offering increased its strategic flexibility and access to the capital markets.The capital structure is aimed at generating an average earnings growth rate of 10% per share and return on equity in excess of 15%, while satisfying the requirements of the Dutch central bank (De Nederlandsche Bank; DNB), European Union (EU) legislation, rating agencies and the internal requirements with respect to capital adequacy.

Solvency standards

Entity	Standard	Internal standard
SNS REAAL	Double leverage	< 115%
REAAL Verzekeringen	Double leverage	< 115%
	EU-norm life	> 150%
	EU-norm non-life	> 200%
SNS Bank	BIS-ratio	> 11%
	Tier 1-ratio	> 8%
	Core capital-ratio	> 6%


%
130
125
120
115
110
105
100
95
2002
2003
2004
2005
2006

46 Double leverage SNS REAAL

SNS Bank strives for solvency standards as described in the table 'Solvency standards' on page 65. SNS REAAL applies a 115% ceiling for its double leverage. This standard limits the degree to which debt raised by the group can be passed on to subsidiaries as shareholders' equity. This ratio has greatly improved during the past years (see figure 46).

In assessing capital adequacy, SNS REAAL increasingly takes into account the economic risks of the underlying activities. These are assessed using 'economic capital' and 'stress tests'.

The capitalisation mix – the mix of shareholders' equity, subordinated loans and hybrid forms – is determined by the goal of maintaining a single A rating.

The capital management framework of SNS REAAL can be summarised as shown in figure 47.

The economic capital requirements are estimated as accurately as possible, without an increment for prudence. Stress tests are performed every year to ensure that the economic capital is adequate in stress situations. In the stress test for SNS Bank, carried out in 2005 and 2006, the losses in various stress scenarios were covered by the 1 year profit.

To assess the quality of capital management, the economic capital requirements are measured against the available capital. If necessary, measures are taken.

In its capital management process SNS REAAL prepares operational plans each year with a three-year horizon. A capital management plan is then prepared that covers the same period, in which the capital requirements and their fulfilment are set such that SNS REAAL can satisfy the internal and external standards. Instruments to lower the risk and to increase the available capital are used for capital management. SNS Bank's and REAAL Verzekeringen's capital is a mixture of various kinds of capital, with the emphasis on shareholders' equity. Different bandwidths are applied per entity for the other classes of capital. The Executive Board has decided in 2007 to aim at a capital mix for REAAL Verzekeringen of approximately 85% in shareholders' equity and 15% subordinated debt. SNS REAAL is more than capable of capilising its own organic growth in the coming years. Since the initial public offering, SNS REAAL has had an open capital structure and in principle has capitalised its subsidiaries strictly according to internal and external solvency standards. That way, the group can manage any surplus capital efficiently.

Each month, SNS Bank makes a twelve-month rolling forecast for its capital requirements. The monitoring makes it possible to take additional measures if necessary, such as securitisation or raising subordinated loans. For example, an additional mortgage loan securitisation was carried out for the acquisition of Bouwfonds Property Finance in order to stay within the capital ratios after the takeover. SNS Bank has excellent access to the financial markets. For more information, reference is made to the chapter on Funding and credit ratings.

Economic capital

SNS REAAL's economic capital requirement reflects the company's risk profile as accurately as possible. For SNS Bank, the economic capital framework is part of the ICAAP (Internal Capital Adequacy Assessment Process). As part of the Supervisory Review Process under Basel II/Pillar II it is up to banks themselves to determine the amount of capital required. In the context of Solvency II, REAAL Verzekeringen participated in the quantitative impact studies QIS1 and QIS 2. These studies were initiated by the CEIOPS (Committee of European Insurance and Occupational Pensions Supervisors). Solvency II has been embedded in existing programmes at SNS REAAL. SNS REAAL describes the economic capital requirement as the capital necessary to cover the economic risks of all activities within a period of one year. A 99.96% confidence level is applied. SNS REAAL is constantly improving and fine-tuning its internal economic capital models.

For the internal economic capital framework of SNS REAAL, the required economic capital for SNS Bank and REAAL Verzekeringen on a stand-alone basis (including diversification effects within SNS Bank and REAAL Verzekeringen, but excluding the diversification effects between bank and insurer) is compared with the current regulatory capital, including all eligible elements from the capitalisation mix, which consists of shareholders' equity, subordinated loans and other forms of capital. Conditions set by the supervisory authorities and rating agencies for the composition of the capitalisation mix need to be met. This is in line with conditions set by Basel II for available capital and the first guidelines from Solvency II ('Issues paper Eligible Capital Element', published by the European Commission in October 2006).



Required economic capital
Stress tests
Capital Management
Quality Control

For its well-diversified retail portfolio, SNS Bank can suffice with holding much less capital according to economic principles than according to the capital requirements of the supervisory authority. However, the diversification across risk categories may prove lacking in stress scenarios, because of the 99.96% confidence level that is applied in the internal economic capital framework of SNS REAAL. This is taken into account in the qualitative assessment of the capital adequacy of SNS REAAL. Under Basel II, this qualitative assessment will be reflected by a capital requirement under Pillar 2, hence explains the large difference between the economic capital requirement (the most accurate assessment possible) and the regulatory capital in place at, in particular, SNS Bank. SNS REAAL also benefits from a natural hedge between the ALM positions in its banking and insurance operations. This reduces the economic capital requirement at group level in comparison with the regulatory capital requirement, which takes no account of this.

In the calculation of economic capital, account is taken of diversification effects, both between risk categories and product groups. The reason for these diversification effects is that not all risks are perfectly correlated. In the calculation of the stand-alone economic capital at SNS Bank and REAAL Verzekeringen, no account is taken of diversification between banking and insurance operations.

The developments in the risk profile have impacted on the economic capital requirement:

- Increase of economic capital requirement SNS Bank in connection with the acquisition of Bouwfonds Property Finance.
- SNS Bank's ALM position has decreased, in line with the lower interest rate exposure.
- The economic capital requirement of REAAL Verzekeringen fell due to a rate hike at the end of 2006, which reduced the value of the guarantees in the insurance obligations.

Graph 48 compares the required economic capital with the required and available regulatory capital. SNS REAAL improves its internal economic capital models on an ongoing basis, which is why these figures are only indicative as regards the risk profile, and thus as regards the economic capital of SNS REAAL. To provide more insight into the group's risk profile, graph 49 shows a breakdown of the economic capital requirement (ECAP) per risk category.

48 Available versus required capital 2006



€ millions
5,000
4,000
3,000
2,000
1,000
0
SNS Bank
REAAL Verzekeringen
SNS REAAL
Available regulatory capital (non core)
Available regulatory capital (core)
Required regulatory capital (internal)
Required regulatory capital (minimum)
Required Economic Capital

49 Economic capital by type of risk SNS REAAL 2006



3%
4%
8%
33%
15%
16%
20%
Market risk
Credit risk SNS REAAL excluding SNS PF
Credit risk SNS PF
Strategic risk
Operational risk
Insurance risk on insurance contracts Life
Insurance risk on insurance contracts Non-life

SNS Property Finance is integrated in the year-end economic capital figures as follows: The credit risk of SNS Bank excluding SNS Property Finance and the credit risk of SNS Property Finance are added together. Then diversification is assessed for all risk types, including ALM- and market risk. SNS Property Finance is integrated in the ALM-economic capital.

By making the trade-off between capital requirements and profit, the appropriate risk return decisions are being made. The economic capital model makes risk attribution to products and risk types transparent and manageable and hence increases the insight in the risk profile of the company.

50 Economic capital by type of risk SNS Bank 2006



8%
15%
23%
27%
28%
Market risk
Credit risk SNS Bank
Credit risk SNS PF
Strategic risk
Operational risk

51 Economic capital by type of risk REAAL Verzekeringen 2006



7%
8%
36%
7%
15%
5%
2%
20%
Market risk (interest)
Market risk (shares)
Market risk (other)
Credit risk
Strategic risk
Operational risk
Insurance risk on insurance contracts Life
Insurance risk on insurance contracts Non-life

The conclusion on the basis of the economic capital figures is that SNS REAAL is soundly capitalised. The capital base, in combination with the initial public offering, provides a solid foundation for achieving growth both organically and by means of acquisitions.

Pricing

SNS REAAL considers disciplined, well-founded and uniform pricing in the market to be a cornerstone of structural value creation in the long term. Our policy in this regard has contributed significantly to our success in recent years. Expected risk and capitalisation costs are important building blocks in this respect. Examples of risks that are taken into account when setting client rates include credit risk for mortgages, mortality risk for life insurance contracts and uncertainties about policyholder or mortgage customer behaviour.

Since the anticipated risks as well as capital and organisational costs are accounted for in pricing, SNS REAAL can analyse which elements have a positive or negative impact on results. On the basis of the most recent figures, we can subsequently revise client rates, which lowers the risk of offering unprofitable products for a longer period. Actual client rates are set on the basis of advice from the bank's and insurer's Price Risk Committees. Apart from theoretical rates, market conditions, volume targets, required return and room for special offers are also taken into account.

Portfolio Management

Portfolio management is an important tool for analysing structural value creation in the long term and reducing risks. We continuously evaluate whether the return generated by our product lines and business units merits the related risks and capital utilisation. We also link our results to our economic capital and review the risk/return ratio of each business unit. The acquisition of Nieuwe Hollandse Lloyd (non-life insurance) in the second half of 2005 and Bouwfonds Property Finance in 2006 and the cooperation with Goudse Verzekeringen (absenteeism insurance) that was started in 2006 helped to diversify the product portfolio.

The ALM position in our banking and insurance operations is also evaluated in the context of portfolio management. As a result, we have decided to marginally expend REAAL Verzekeringen's position in equities while covering the downside risk. Both REAAL Verzekeringen and SNS Bank have taken the rising trend in long-term interest rates into account when managing their interest rate positions. The diversification benefit between the ALM position of SNS Bank and REAAL Verzekeringen decreases due to the low interest rate position of SNS Bank. Under the ALM plan, a more efficient strategic portfolio for REAAL Verzekeringen has been configured in 2007. This portfolio has an improved trade-off between

Value-at-Risk and the expected return on the net asset value of the company. This portfolio will be further implemented in 2007.

Risk categories and risk management

SNS REAAL's activities carry various kinds of risk that are inherent to conducting an entrepreneurial business. Risk management at SNS REAAL is aimed at identifying, analysing and limiting these risks and while using opportunities within the strategic objectives. In doing so, SNS REAAL strives to optimise the risk-return ratio. Risk management concerning market, credit, insurance and liquidity risks are described in detail in the risk section in the Annual Accounts 2006 on page 143. In this part of the annual report only a brief qualitative description is given for each risk category.

Strategic risk

Strategic risk is the risk of not achieving goals because there was no or insufficient response to changes in external factors. Possible causes are insufficient efforts to promote core products, a drop in demand for core products, tougher competition or new regulations.

SNS REAAL records its strategy in a long-term plan. This strategy is revised each year in a process that includes identifying the strategic risks by means of a strategic risk analysis. Implementation of this strategy is closely monitored and frequently reported on.

Market risk

Market risk is the risk of market prices changing to such an extent that they have negative consequences for the company's results and/or net asset value. Market prices include interest rates, equity prices and exchange rates.

Market Risk Profile

Fluctuations in the financial markets – interest rates, equity and bond prices, real estate prices, exchange rates – have an impact on SNS REAAL's profit and net asset value. The degree of fluctuation is quantified in the market/ALM risk category. Interest rate risk is a main source of risk in SNS REAAL's moderate risk profile. Interest rate risk appears due to the mismatch between asset and liablities on the balance sheet of SNS REAAL. In a going-concern situation the assets on the bank's balance sheet have a longer duration than the liabilities, while the opposite is true for the insurer's balance sheet. Given its balance sheet structure, SNS Bank usually benefits from a decline in interest rates and REAAL Verzekeringen from an increase. The opposite interest rate positions at REAAL Verzekeringen and SNS Bank creates a natural hedge within SNS REAAL.

Market Risk – SNS Bank's bank book

As the yield curve in 2006 continued to flatten, in combination with rising short-term interest rates, the interest rate position was further reduced. SNS Bank's exposure to further short-term interest rate hikes was thereby likewise reduced. The ALM position decreased caused by the flattening yield curve and reduced positions. This adjustment did improve the ALM results for the second half of the year compared to the first half. In the last quarter of 2006 the duration of equity was managed between 3 and 4.

Market Risk – SNS Bank's trading book

SNS Bank runs only a limited market risk with its trading book. This risk is calculated on a daily basis and managed via a system of limits. The framework for Value at Risk and stress limits for extreme circumstances also functioned well in 2006. The utilisation rate for both limits was low throughout 2006. The Value at Risk method consists of scenario (Monte Carlo) analyses and stress tests. The underlying scenarios are benchmarked using historical data.

The economic capital requirement for the trading book in 2006 amounted to less than 1% of SNS REAAL's total economic capital consumption.

Market Risk – REAAL Verzekeringen

When changes occur in the financial markets, REAAL Verzekeringen is exposed to market risk if changes in the value of investments (equities, real estate, fixed-income) do not keep pace with the value of its liabilities. The ALM risk is reported on a regular basis. The risk is quantified by ALM-Economic Capital, duration and sensitivity analyses. As do most insurers, REAAL Verzekeringen is benefiting from high and rising interest rates. Given the rising interest rates in 2006, REAAL Verzekeringen aimed for a relatively large interest rate position, and benefited from increasing interest rates, as evidenced by the higher net asset value.

Investment Policy

The market risk represents a large proportion of the total economic capital of SNS REAAL, SNS Bank and REAAL Verzekeringen. REAAL Verzekeringen addresses this risk through the ALM plan. This plan sets out the strategic investment portfolio for REAAL Verzekeringen. The strategic investment portfolio makes a trade-off in terms of risk-return and takes into account internal and external constraints related to solvency and result on investments. In 2006, the efficiency of the portfolio was further improved, resulting in a higher expected return on the net asset value at the same or lower Value-at-Risk. The investment portfolio is well-diversified across regions, industries and companies. SNS Bank revises its interest rate position every month on the basis of risk profile and interest rate expectations.

At the start of 2006, REAAL Verzekeringen raised its equity weighting in the investment portfolio by 5%. The downside risk of the expansion has been hedged. For REAAL Verzekeringen's investment mix at year-end 2006 reference is made to page 166 of the Annual Accounts 2006.

Credit Risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its position deteriorating such that it has a negative impact on the company's results or net asset value.

Credit Risk Profile SNS REAAL

SNS REAAL recognises various types of credit risk. Mortgages, with a 80% share in terms of exposure, are by far the most important. The risk profile of this credit portfolio is very low. Duties, powers and responsibilities are determined for staff and committees with stepped decision-making powers per credit risk category. These are set out in the policy documents for each credit risk category.

Insurance risk

This is the risk that the size and timing of cash outflows in connection with mortality, disability, non-life claims or insurance behaviour falls short of expectations. REAAL Verzekeringen's portfolio has a low risk profile. The portfolio is well diversified and both the life and non-life insurance activities are focussed on the retail and SME markets in the Netherlands.

Liquidity Risk

Liquidity risk is the risk that funding, cash and cash equivalents are completely or partly unavailable to such an extent that the group cannot meet its short-term financial obligations. SNS REAAL pays ample attention to the management of liquidity risk to ensure the group has sufficient reserves at its disposal and always remains able to meet its financial obligations.

Liquidity risk is especially important for SNS Bank, the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments and wide access to the international money and capital markets. In 2006, SNS Bank again combined good access to the financial markets with a stable and low credit spread. The maturity of the financing was as long as possible in 2006, as in 2005. In this context, the organisation benefited from the historically low credit spreads. SNS Bank has the lowest funding costs of all European single A banks. This reflects SNS Bank's successful market relationships and the low risk profile as perceived by the market. In the second half of 2006 and in the run-up to finalising the purchase of SNS Property Finance, SNS Bank temporarily built up an ample liquidity position.

Reference is made to the risk paragraph in the Annual Accounts, page 143 for a quantitative and qualitative description of liquidity risk. For more information reference is also made to the chapter on Funding and credit ratings.

Operational Risk

Operational risk is the risk of incurring losses on account of inadequate or failing internal processes or systems, through insufficient, negligent or criminal behaviour or due to external events. SNS REAAL sees operational risk as an integrated part of the line responsibility of each manager, who is supported to this end by specialised group departments. The reduction of operational risk was an explicit goal in the context of risk assessment for corporate governance. These assessments have enhanced the picture of the measures taken to manage risks and at the same time have improved the consistency of these measures.

The definitions and the framework for operational risk management are not only based on the Basel II guidelines for organisations with a standardised approach to the calculation of economic capital, but are also based on the conditions set by the Tabaksblat Code.

To ensure continuity of business processes, the most important systems and data files are recorded in duplicate and the data are copied to two physically separate locations. This reduced the probability of SNS REAAL not being able to provide service in the event of a calamity.

Integrity Risk

Integrity risk is the risk that rules governing integrity in conduct, internal standards, the duty of care and legislation and regulations are not adequately observed. SNS REAAL views integrity as the quality of the moral judgments it makes in relation to its customers and stakeholders. We say what we do, and we do what we say and put ethical considerations first when taking responsibility for our actions. In our corporate culture, our views on acting with integrity are key.

SNS REAAL distinguishes four pillars in its integrity risk management policy: integrity among staff, of products, customers and business partners (such as intermediaries and suppliers). Managing these types of risk is largely tied up with our way of working and corporate culture. For more information, reference is made to the sections Ethical business practice and Compliance in the chapter on Corporate Governance.

Framework for Business Control

Our entrepreneurial conduct of business is a cornerstone for the long-term success of SNS REAAL. It is expressed in the mission statement as well as the strategic and financial objectives of SNS REAAL, which jointly form the guiding principles in managing the organisation. To a certain extent, they are based on the analysis of strengths and weaknesses as set out on page 14.
The Executive Board is responsible for the group's overall business management. The Management Boards of the business units are responsible for the day-to-day business management within the policy frameworks established by the Executive Board. They endeavour to combine good entrepreneurship, which requires risk-taking, with risk management. In other words, responsible, i.e. controlled entrepreneurship requires good risk management of activities and processes at each level in the organisation. That structure is also described earlier in this chapter.

The Management Boards of the business units carry primary responsibility for risk management. The second line of risk management is formed by several group staff departments that advise line management on policy and standards, monitor positions and conduct audits on behalf of management. The third and final line of risk management is the independent, internal audit department. This structure is described in the chapter on Risk Management.

The manner in which internal control and policy frameworks function has been outlined in a framework for Business Control developed by SNS REAAL. Comparable to the COSO Enterprise Risk Management system. Its point of departure is that entrepreneurship should be tied to a high level of risk awareness. This is the basis for controlling risk management processes in areas like strategy, operations, integrity (including compliance) and financial reporting. The graph below shows how we do this, the tools we use, and how we ensure at each level that the activities are performed within the prescribed frameworks and are accounted for.

This framework was strengthened in 2006 by further embedding the risk policy in the operational processes. In that regard the formulation of the control objectives is



Assigning accountability
Strategic goals and plan
Strategic risk analysis
Executive Board framework
Policy framework
Strategic
Executive Board provides direction and creates frameworks and conditions
Main business units develop frameworks and provide support
Supervisory Board monitors
Annual Report
Executive Board Risks reports
Business plans
Control objectives
Risk analyses
Tactical
Management is given overall responsibility and can be held accountable
Management reports
Quarterly reports business units
Quarterly reports audit
Risk reports
Balanced Business Scorecard
Administrative Organisation
Performance and Competence Assessment
Operational
Management manages own areas
Business units (central and local) offer support per function area at the request of management
Risk analyses
Internal control investigation
Safety investigations
Credit risk management
Compliance investigation
Audit reports
Other reports
Rendering accountability

important. These objectives are determined on the basis of the strategy, risk policy, legislation and regulations, and best practices. Key risk indicators are measured, assessed and discussed frequently. This area is one of the major responsibilities of the risk policy committees of the group and the business units.

SNS REAAL operates in several financial markets and is thus exposed to movement and change in the factors, such as interest rates, capital markets and actuarial assumptions. This may lead to volatility of the financial results, which may be increased by the IFRS rules. Such volatility may also be caused by operational activities and business unit control. Our risk management system has been structured to address these risks accordingly.

In 2006, the business units conducted a systematic and extensive risk identification and measuring exercise and, where necessary, made improvements to the checks and controls. These analyses were conducted by management after having been set up jointly with senior management. In this, they were supported by specialists from the relevant staff departments. Improvement measures were formulated and scheduled. The periodic audits by the Internal Control and Internal Audit departments provide additional insight into the current extent of risk control. All this resulted in a process of internal risk reporting, from the Management Boards to the Executive Board, that ensures transparency in terms of risks and areas for improvement. We derive a reasonable degree of certainty from this structure that risks are recognised and adequately controlled. The exercise set up in 2006 will be repeated annually, and will focus, among other things, on changes in our operating environment and major changes in processes. Focal areas for 2007 include:

- Customer acceptance, the duty of care in respect of customers and other elements of our integrity policy (see also the section on Corporate Social Responsibility).
- The risk management structure of SNS Property Finance, which will be further aligned with the risk management policy of SNS REAAL.
- The integration of Regio Bank, after completion of the proposed acquisition, and the integration of any other companies that are acquired. SNS REAAL has ample experience with integrating acquired operations and monitoring the risks involved.
- Changes in legislation and regulations that require a variety of changes within our organisation. As more and more legal and regulatory provisions become 'principle-based', it becomes increasingly possible to adapt their implementation to the specific market position and identity of SNS REAAL. Further integration into the business processes will be a point of attention.

Across the financial reporting process we have established a number of important control measures and reinforced their effect. Where any such measures showed deficiencies in 2006, additional work and control activities have been performed or measures taken to achieve the desired level of certainty. Based on this we have a reasonable degree of certainty that the financial reporting does not contain any inaccuracies with a material impact.
The financial reporting process, including additional activities and the implementation of improvement plans, currently gives no cause to expect that this process will not function properly in 2007. Improvements that will be made in the course of 2007 include activities with regard to:

- sustainable quality and timely availability of source data from the primary processes;
- administrative processing for actuarial reporting by REAAL Verzekeringen;
- efficiency of financial closing processes, e.g. by fine-tuning the system of important controls.

SNS REAAL examines the organisation of processes in a structured manner and carries out focused improvements in the control of financial accountability. Accordingly, we are conscious of the balance between the relative costs and benefits of risk control measures. When we take risks, we do so driven by our entrepreneurial approach to business in line with our strategy. Consequently, the system of checks and controls we have in place offers a reasonable – but not an absolute – guarantee that there will be no human error, deliberate evasion of control processes by employees or other persons, or overruling of control mechanisms by management.

Organisational changes in preparation of Basel II and Solvency II

Basel II and Solvency II are regulatory regimes under development for the banking and insurance industries. SNS Bank is actively preparing for these new regulations. Solvency II will be implemented around 2010. The bank's Risk Policy Committee is responsible for implementing Basel II. Developments within Solvency II are followed in the Economic Capital programme.

The Basel II Capital Accord, signed in 2004, aims to introduce more risk-sensitive capital requirements. These allow banks – under strict conditions – to use internal risk analysis systems for calculating their minimum capital requirement. The most important aspect of Solvency II is that risk management has to be based on the fair value of investments and liabilities.

Basel II and Solvency II are both based on risk-based supervision. These regimes fit in perfectly with the economic capital concept, which is gaining increasing use in the financial world. SNS REAAL is preparing for these developments. The capital that banks are required to maintain as a buffer against unexpected losses is still based on the 1988 Basel capital accord. The final text of the new capital accord – known as Basel II – was presented in June 2004. In September 2005, the European Parliament approved the Capital Requirement Directive, which translates the Basel Capital Accord into European regulations. These European regulations formed the basis for the national legislation in the member states. The European regulations were adopted in the Netherlands on 11 December 2006, giving it the force of law. This means that banks may adopt Basel II from 1 January 2007 and will be required to do so from 1 January 2008.

Basel II

Development of internal risk models
With respect to credit risk, SNS Bank has decided to take the Internal Rating Based Approach towards its main credit portfolios: mortgages, SME loans and consumer loans. To this end, SNS Bank is or will be developing internal scoring models to determine PD (probability of default), LGD (loss given default) and the capital requirements for credit risk.
In 2006, SNS Bank started using internal credit risk models for retail mortgages. The final transition to the internal rating approach for retail mortgages in 2007 mentioned above will serve as an important milestone and will enable us to calculate risk-sensitive capital requirements. Internal credit risk models have also been developed within SNS Property Finance and are being used in its risk management processes.

As part of the Basel II programme, internal rating models are also being developed for credit loans in the SME segment. These models will be used in the risk management processes in 2007. Also in 2007, internal scoring models will be developed for consumer loans. An exemption from the development of internal models has been requested from DNB for the remaining product lines.

For reasons of proportionality, SNS Bank has decided to use a standardised approach to market risk. SNS Bank also uses the standardised approach to operational risk. While implementing this approach, we aim to let our actions align as much as possible with those required to comply with the Tabaksblat Code. When setting up the risk assessment carried out in 2006 in connection with the Tabaksblat Code, the Risk Self Assessments as prescribed by Basel II have been fully taken into account. The results of the Loss Database set up in 2005 (aimed at collecting data about operational incidents that have led to or nearly led to losses) are also used for risk assessments. This gives SNS Bank the opportunity to arrive at a more sophisticated approach, the Advanced Measurements Approach (AMA). However, SNS Bank currently views the standardised approach as a more appropriate and, above all, more prudent basis for calculating the capital requirement of operational risk. Another evaluation will be carried out at the end of 2007 to determine if the implementation of the Advanced Measurements Approach is advisable.

Aside from the minimum capital requirements based on prescribed and modelled risk weighting, SNS Bank is also required to ensure that its other risks and its internal management satisfy the requirements of Basel II. SNS Bank has set up a process for this purpose that it can regularly use to test the adequacy of its capital. With a view to meeting the deadline for reporting according to the new rules, SNS Bank is implementing a new data and reporting system. Calculations recently made as part of Quantitative Impact Study 5 on the basis of Basel II models, and the results from internal computations, show that the new accord does justice to SNS Bank's moderate risk profile.

Measures aimed at compliance

In addition to the developments mentioned above and the development and implementation of internal credit risk models, several measures have been taken to become compliant with Basel II. The effects of using credit risk models on mortgages, and the ways that credit risk models are already being used, are indicated below.

Reporting on risk profile and risk policy
The results of Basel II are set out in internal risk reports and reported to the Executive Board, the Supervisory Board and the Management Boards. The results of the internal risk models will be published in the annual report and the annual accounts after The Dutch Central Bank (DNB) has given its final approval to the internal models. Reporting was already improved in 2006 with regard to IFRS 7 regulations, the notes on implementation of Basel II and the way in which the models will be used to manage credit risk.

Portfolio management and economic capital
Within portfolio management, the Basel II models have been integrated further into the work processes,

because of:

- Measuring the performance of internal credit risk models is part of performance management;
- Portfolios are managed partly on the basis of the outcome of internal credit risk models;
- Models are integrated into stress test procedures in order to determine stress scenarios on credit losses;
- Credit risk models are used to calculate economic capital.

Credit acceptance

The development of a new internal model for acceptance scoring was finalised in 2006. This model will become part of the acceptance process in the first half of 2007. From that moment, the experience scores of the credit risk models will be fully integrated into the acceptance process. That way, the acceptance procedures that were put in place for the entire distribution network in 2005 will be further streamlined in the front office and central mid-office.

Arrears Management and Special Credits management

Since 2005, internal credit risk models have been used in arrears management in support of a ranking method for adequate arrears monitoring. In 2006, the procedures in Arrears Management and Special Credit management were optimised further in the framework of the Mortgage Risk Management programme. This has resulted in the following improvements at SNS Bank in 2006:

- Centralisation and concentration of arrears management so that high-risk items can be identified more quickly;
- More uniform and professional procedures for arrears and Arrears Management items;
- Earlier enforcement measures if clients are unable to make payment.

Model validation

In 2006, a special department for model validation was set up within Balance Sheet & Risk Management (BRM). The main focus for now will be the Basel II models that are being and will be developed internally.

Pricing

In 2006, the departments within SNS Bank that calculate product prices were integrated into the portfolio management department. This makes it easier to integrate the Basel II models and set prices that are partly based on risk.

Solvency II

At the end of 2006, CEIOPS, the Committee of European Insurance and Occupational Pensions Supervisors, the body that advises the EU in the field of insurance supervision, drew up an advisory document for the European Parliament on Solvency II regulations after consulting with the industry. The draft guidelines for Solvency II regulations are expected in June 2007. This is when the Solvency II framework will take on its definite shape. The solvency models still have to be calibrated. The supervisors will conduct a third quantitative impact study, QIS3, in April 2007.

SNS REAAL supports this approach to risk management and already uses the fair value approach for asset & liability management.

Funding and credit ratings

The goal of the capital market funding activities is to finance and capitalise the bank at the lowest economic cost, limited by the level of risk. The strategy of SNS Bank is based on diversification of funding instruments, investor type and geography.

The funding strategy provides SNS Bank with strong access to capital markets, which enables the organisation to finance its growth at competitive levels. SNS Bank's robust credit profile creates a strong demand for the bank's debt paper.

Diversification of funding instruments

A solid funding policy is essential to finance the bank as economically and diversely as possible. SNS Bank uses several funding instruments (see graph 52). It has at its disposal a € 20 billion Euro Medium Term Note programme (EMTN), under which public and privately placed loans are issued. Privately placed loans can be divided into plain vanilla and structured notes. In 2006, SNS Bank issued € 1.4 billion worth of private placements under the EMTN programme. In 2006, one public loan was placed, a € 1.25 billion Floating Rate Note, which will mature in November 2009. At year-end 2006 the outstanding amount under the EMTN programme was € 16.7 billion. SNS Bank's Australian A$3 billion MTN programme was also used in 2006 through a public subordinated loan of A$400 million (Lower Tier II). At the end of 2006, A$ 1.55 billion was outstanding under this Australian MTN programme. Furthermore, SNS Bank has access to the Schuldscheine market in which private loans are mostly sold to German investors and come with separate loan documentation governed by German law. In 2006, a total of € 315.5 million was issued in this market.

Good access to the short-term money market is very important for prudent cash management. This has been achieved by a € 4 billion Euro Commercial Paper programme and a € 4 billion French Commercial Paper programme. These proved to be very liquid in 2006 and have been very helpful in financing the acquisition of Bouwfonds Property Finance. At year-end 2006, a total of € 2.4 billion of Commercial Paper was outstanding.

Securitisation of mortgage loans

Securitisation has become an important funding instrument for SNS Bank. In 2006, two transactions were entered into under the Hermes programme with mortgage loans as collateral. The Hermes programme is among the top-3 of most active securitisation programmes of residential mortgage loans in the Netherlands and has a well-established name in the market. Under Hermes XI and Hermes XII, € 1.5 billion and € 2.2 billion was securitised respectively. Furthermore, SNS Bank carried out for the first time a so salled NHG securitisation, which included only those mortgage loans that carry an NHG guarantee. The transaction has a duration of 15 years and very low funding costs. The size of the transaction, which was carried out under the name Pearl, amounted to € 1 billion. At year-end 2006, € 11.2 billion was outstanding by way of mortgage securitisations.

Benchmark bonds

It is SNS Bank's policy to have a number of liquid benchmark bonds outstanding, of € 750 million or more, with different maturities. These benchmark bonds can be actively traded on the European exchanges. SNS Bank's policy enables investors to switch between maturities within the credit curve of SNS Bank. A liquid bond also makes it attractive for institutional investors to invest in an SNS Bank bond. In 2006, the bank placed one benchmark bond of € 1.25 billion. Within the single A financing category, SNS Bank has developed into the benchmark for Europe.

Outstanding benchmark bonds at year-end 2006

€ 1.000 million 6,00%	Oct. 2007
$ 1.000 million FRN	June 2008
€ 1.250 million FRN	Oct. 2009
€ 1.000 million 6,125%	Apr. 2010
€ 800 million FRN	Oct. 2011
€ 500 million 5,625%	June 2011
€ 900 million 4,625%	Feb. 2014

Within the bank's own rating category, the benchmark bonds of SNS Bank have consistently outperformed the iBoxx A financial index and are trading at around the iBoxx index for AA financials. Clearly the market acknowledges the robust credit profile of the bank, resulting in strong demand for SNS Banks' debt securities.

52 Funding instrument distribution 2006



30%
43%
5%
5%
17%

- Medium term notes
- Commercial Paper
- Commercial Deposits
- Fiduciary Deposits
- Securitisation

53 Regional distribution funding 2006



8%
2%
3%
3%
3%
4%
5%
8%
10%
11%
15%
28%

- Other
- Netherlands
- Norway
- Slovak Republic
- Switzerland
- Hong Kong
- Austria
- Italy
- France
- Unknown
- UK
- Germany

Managing liquidity risk

SNS Bank has a low liquidity risk profile, partly as a result of the good spread of maturities in different markets and currencies. This is acknowledged in the reports of different rating agencies.

Credit ratings

The Credit ratings, as assigned by rating agencies, are indicators of the likelihood of timely and full repayment of the interest and principal amount of fixed-income securities. In March 2007 Moody's long-term rating for SNS Bank improved from A2 to A1. Moody's long-term rating for SNS REAAL improved form A3 to A2. Both improvements were the result of the implementation of the joint default analysis, a new way to analyse the impact of the support a bank can receive from her central bank. The ratings and the outlook by S&P and Fitch Ratings remained unchanged in 2006. The positive outlook for SNS Bank maintained by Moody's for two years has been changed to stable. This was due to the announcement of the acquisition of Bouwfonds Property Finance by SNS Bank.

Capital market activities of SNS REAAL

The activities of SNS REAAL in capital markets at group level were limited in 2006, but slightly larger than in previous years. Under the €1 billion EMTN programme, €622 million was outstanding at year-end 2006. Furthermore, SNS REAAL makes use of money market funding with a relatively short maturity.

54 Distribution funding to the type of investor 2006



12%
14%
2%
7%
7%
36%
22%

- Asset Manager
- Bank
- Insurance
- Investment Fund
- Institutional
- Other
- Unknown

SNS Bank	S&P	Moody's	Fitch
Short term	A-1	P-1	F1
Long term	A	A1	A+
Outlook	Stable	Stable	Stable

SNS REAAL	S&P	Moody's
Short term	A-2	P-1
Long term	A-	A2
Outlook	Stable	Stable

Corporate social responsibility

Corporate social responsibility has been an important feature of the way SNS REAAL does business for many years. This is expressed in its support of a broad range of social projects and activities. SNS REAAL offers this support in the form of expertise and dedication of management and staff and through financial contributions.

We make a distinction between corporate social responsibility and corporate sustainability. Through our social initiatives, we give something back to the communities that make it possible for us to offer our products and services. Corporate sustainability touches the company's core processes and activities and relates mainly to the manner in which products and services are developed and are offered to consumers. In the section Sustainability in the chapter Corporate governance our vision and policy in this area are stated.

SNS REAAL Fonds

The SNS REAAL Fonds supports hundreds of projects and activities with a general social significance and of a social or idealistic nature. These may be large, small, national, regional or local projects. The focus areas are culture & education, emancipation and nature & environment. One of the projects supported by the SNS REAAL Fonds is the 'Prix de Rome'. This project is known throughout the Netherlands and is the most important Dutch prize for nurturing young and talented graphic artists. In 2006, the SNS REAAL Fonds made available over € 3 million for a wide range of activities and projects. This covered mainly projects in the arts, culture, education, the restoration of cultural heritage and social activities. SNS REAAL Fonds' annual report will be published in March 2007 on www.snsreaal.nl and will appear in print in April 2007.

SNS REAAL Waterfonds (Water fund)

Corporate social responsibility can also be expressed in projects and initiatives with a financial objective, whereby the return requirements may be somewhat lower than for commercial products or initiatives. An example of this type of product is the SNS REAAL Waterfonds. This fund is intended for investment projects that promote sustainable development, entrepreneurship and innovation in water control and water management. SNS REAAL invests in water purification, irrigation, drinking water and sanitation facilities in Africa, Asia, and Eastern Europe. It also invests in small and medium-sized Dutch companies with a focus on sustainable developments in water. Waterfonds' objective is in line with one of the United Nations' eight millennium goals: promoting the access to safe drinking water and sanitary facilities. A modest start was made in 2006.

Voluntary work

SNS REAAL stimulates its staff to do voluntary work, in cooperation with the LaLuz Foundation among others. For more information on this idealistic foundation, please refer to www.stichtinglaluz.nl. SNS REAAL organised a competition among staff in which they were asked to provide a brief yet persuasive reason why they would invest in a particular voluntary project and the reasons why their charity needs € 2,500. SNS REAAL drafted a shortlist of 20 projects, from which our staff chose the 10 most appealing. We also organised a voluntary project in Vietnam to promote microfinancing. SNS REAAL sent out four SNS Bank staff to apply their professional knowledge to microfinancing. The employees rotated every three months in Vietnam in support of the TYM Fund, which provides microcredits to female, small-scale rural entrepreneurs.

SNS REAAL's sustainability report, to be published in April 2007 on our website, will contain extensive information on social projects and activities.

Human Resources

The number of SNS REAAL employees rose by 334 to 5,776 (FTEs). The acquisition of Bouwfonds Property Finance led to an increase of 237 FTEs. The stock exchange listing and various other initiatives enhanced SNS REAAL's appeal as an employer.

Key figures employees

	2003	2004	2005	2006
Average number (FTEs)	5,545	5,383	5,336	5,609
Number of FTEs at year-end	5,536	5,230	5,442	5,776
Male/female ratio	m(55%) f(45%)	m(55%) f(45%)	m(55%) f(45%)	m(56%) f(44%)
Fulltime/part-time ratio	ft(71%) pt(29%)	ft(70%) pt(30%)	ft(70%) pt(30%)	ft(70%) pt(30%)
Training costs (euros per FTE)	1,665	1,195	1,582	1,644
Absenteeism	5.0%	4.4%	4.4%	4.1%
Turnover	7.3%	10.5%	11.4%	12.7%

Partly due to the upswing of the labour market, employee turnover increased in 2006 from 11.4% to 12.7%.

SNS REAAL as employer

SNS REAAL invests considerable effort in maintaining and strengthening its reputation as an attractive employer. The IPO helped in this regard. SNS REAAL was chosen once again by the Corporate Research Foundation as one of the top employers in the Netherlands. An independent jury assesses companies on primary and other employment conditions, internal promotion opportunities, working atmosphere and conditions, education and training, absenteeism and staff turnover. SNS REAAL achieved the highest possible score for its primary employment conditions, atmosphere and working conditions and education and training.

In 2006, a training programme was launched for financial specialists. In 2007, we will start a programme to recruit management trainees who will be working in all departments of SNS REAAL.

The job market shows signs of tightening. SNS REAAL has a pro-active policy aimed at attracting and keeping talented employees. To bring our organisation to the attention of graduates at college or university and young professionals, SNS REAAL participates in various career fairs, including the National Careers Fair and the Nobiles Career Days. SNS REAAL presented itself at the Automation Fair as an employer in the market for IT professionals. Furthermore, SNS REAAL regularly holds presentations at universities and colleges. Specific recruitment drives also take place at business unit level.

Staff development and training

Skill-based development

Financial regulators are placing increasing demands on employees' professional skills. The Financial Services Act, which came into effect on 1 January 2006, stipulates rules for offering, mediating in and advising financial products to consumers and, for insurance, to companies. SNS REAAL meets these requirements through focused training courses, for example through the Dutch Securities Institute. This institute aims to strengthen the trust of retail investors in the securities markets by providing a certificate to qualified stock specialists and courses leading to this.

The organisation also recognises the need to equip staff effectively for the demands of their jobs. Within SNS Bank, this has led to the development of training systems for various sales staff categories. This resorts under the SNS Academy banner. REAAL Verzekeringen devotes a considerable attention to sector courses that contribute to staff skills.

Personal development programmes

Employees who want to develop further after completing their job training could be eligible for the TOP, YEP and MP programmes. TOP and YEP are aimed at employees who have graduated from college or university and focus on personal development and leadership. TOP is especially geared towards young employees, who are just starting, while YEP is aimed at employees between 30 and 35 who want to develop further in the field of cooperating, influencing and leadership. The MP programme supports new managers in developing leadership skills. Between 30 and 40 people go through each programme every year. Furthermore, SNS REAAL offers the Manage your own career workshop, which helps employees reflect on their next possible career move.

Talent Development

SNS REAAL will only achieve its ambitions if it has good staff. There are numerous highly talented staff within the company, and SNS REAAL would like to know who these staff members are, help them develop themselves and bind them to the company. For this reason, SNS REAAL initiated the Talent Development (TD) programme this year. The TD target group consists of staff from the fourth, fifth and sixth level and is not just aimed at managers but also at professionals /specialists. Managers have put forward 300 employees, who fulfil the criteria in the areas of:

- Growth potential
- Assessments, and
- Competences.

The managers have informed the candidates that they have been put forward for the TD programme.

The total group has been divided into three smaller groups that will start development assessment and development programmes at different times in 2007. The assessment, in which the SNS REAAL managers play an important role, will identify areas for improvement which the development programme will address. The programme takes about a year. REAAL Verzekering started the 100% REALIST programme in 2006, which aims to align the employees' thoughts and behaviour with market perceptions.

Management Development

SNS Bank launched the 'I am SNS' programme, which focuses on the customer values 'personal', 'innovative' and 'accessible'. The leadership style needed to establish and communicate these customer values is an integral part of this programme. A profile has been prepared that brings together the six characteristics of the SNS leadership style, including giving and taking responsibility, transparency and integrity. The Management Board has been assessed on these characteristics and an individual development plan has been drawn up for all the participants. In 2007, the directors themselves will shape the development programme, helped by a training institute. 'I am SNS' will be introduced at different levels of the company in 2007.

Employment conditions and employment relations

Employment conditions

The current collective labour agreement is still in force until 1 June 2007. In the context of this CLA, salaries were raised by 0.5% on 1 January 2007. The discussion with unions on the new CLA has started early 2007. From 1 January 2006, a new pension ruling came into effect retroactively for SNS REAAL. We had to adapt the pension ruling on the basis of legislation which deals with fiscal adjustments concerning early retirement and introduction of life-style scheme. A number of government regulations were implemented in 2006, including the new health insurance law and the life-style scheme.

At the end of 2006, we completed the takeover of Bouwfonds Property Finance and announced the possible takeover of Regio Bank. Discussions with unions on harmonising employment conditions start early in 2007.

New Job Descriptions

As part of the drive to further streamline work conditions, a new system of job valuation was implemented on 1 April 2006. All job descriptions have been updated. The number of job descriptions was sharply reduced and positions are now more easily compared. The new system makes maintaining the catalogue of positions easier and cheaper.

Stock awards

As a result of the IPO, all staff employed at SNS REAAL at that time (apart from a number of employees involved in the stock market flotation) were granted options on 20 shares on 18 May 2006. The tax authorities valued this right at € 335.80. SNS REAAL covered the associated wage tax liability.

Profit sharing

In 2006, the maximum dividend payment (3.5% of gross annual salary) was paid out over 2005.

Employment conditions

Preventing absence from work

Absenteeism fell further from 4.4% to 4.1% in 2006. In recent years, we have increased the focus on preventing absence from work. The health check for employees, started in 2005, is an important feature of this drive. The health check has been received enthusiastically. More than 50% of the eligible employees signed up for it.

Safety

Dealing with aggressive or intimidating behaviour requires an suitable response. We have developed a tailor-made training programme, particularly for employees who deal with clients on a frequent basis.

Early in 2006, we introduced a new Safety Manual for the branch network. This manual includes the guidelines and procedures in the event of a robbery, burglary and other calamities. It also addresses physical safety measures at SNS Bank. The focus is of course on prevention.

Cooperation with Works Councils

The Executive Board had constructive discussions with the Central Works Council in 2006. In addition to the existing works councils for SNS Bank and REAAL Verzekeringen, a works council for the staff departments was inaugurated. In August, a new central works council was inaugurated, which also includes representatives from the staff department works councils.
The discussion between the Executive Board and the central works council covered the following:

- The stock exchange listing and its implications for the company.
- Increasing work pressure, in part caused by performance assessments based on targets. The Executive Board included this point on the agenda for management to address.
- The Operational Plan 2006. The Executive Board and the central works council discussed the background to the operational plan and asked the central works council to contribute as sparring partner to considering the strategic and organisational aspects.
- The workers' participation regulations. A new covenant entitled Participation Position was agreed with the central works council, in which the exemptions for staff were limited as in most cases they turned out to be too generous.
- The takeover of Bouwfonds Property Finance. The Executive Board submitted a request for advice to the central works council.

Utrecht, 13 March 2007

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

SNS Fundcoach gains momentum - SNS Fundcoach is the foremost online investment fund supermarket in the Netherlands and market leader in online fund investing. We have seen the number of clients increase significantly, thanks to our extensive product range, innovative funds, marketing strategy and the possibilities on the website. The most significant innovation of 2006 was the HQ Africa Fund. Africa is emerging as an attractive growth market, partly supported by the increased global demand for resources.



Report of the Supervisory Board



Report of the Supervisory Board

The agenda of the Supervisory Board for the financial year 2006 was dominated by the listing on the stock exchange of SNS REAAL, the acquisition of Bouwfonds Property Finance and the proposed acquisition of Regio Bank. In what was a far from easy market, we achieved good results in the year under review. The Supervisory Board would like to thank management and all employees for their commitment in what has been a memorable year for SNS REAAL.

Financial statements and dividend

The Supervisory Board discussed the 2006 financial statements drawn up by the Executive Board in its meeting of March 2007. The meeting was prepared by the Audit Committee. The external auditors have issued an unqualified opinion on the financial statements. The financial statements will be presented for adoption to the shareholders' meeting on 9 May 2007. The proposed 2006 dividend is € 0.71 per share. Taking into account the interim dividend of € 0.32, the proposed final dividend is € 0.39. Shareholders can choose to receive the final dividend fully in cash, charged against the result, or fully in shares, charged to the share premium reserve.

Composition of the Supervisory Board

During the extraordinary general meeting of shareholders on 12 October 2006 the number of members of the Supervisory Board was set at eight. On the recommendation of the Supervisory Board, the general meeting appointed two new Supervisory Board members, Messrs. J. van de Kraats and J.E. Lagerweij. The curricula vitae of these members can be found on page 100 and 101 of this annual report.

In accordance with the retirement rota, Mr Den Hoed, Mr Van de Kar and Mr Kortmann will retire on 9 May 2007. The Central Works Council has an enhanced right to make recommendations with respect to one of these vacancies. The Supervisory Board intends to nominate Mr Van de Kar and Mr Kortmann for reappointment for the other vacancies. Mr Den Hoed has stated that he does not wish to be considered for reappointment. The Supervisory Board is particularly grateful to Mr Den Hoed for the contribution he has made to SNS REAAL, not only as a supervisory director, but also previously as an adviser to the Supervisory Board.

Composition of the Executive Board and the Management Boards

The composition of the Executive Board remained unchanged during the financial year, as did the division of portfolios. The contract with the chairman, Mr. Van Keulen is extended until 1 January 2009. In connection with this extension, Mr Van Keulen was awarded a bonus of € 225,000, due for disbursement in 2007. Please refer to page 100 of this annual report for the external positions held by the members of the Executive Board.

There were, however, changes in the Management Boards of the bank and insurance company. At its meeting in March 2006, the Supervisory Board approved the appointment of Mr. T. van Dijl as CFO and member of the Management Board of REAAL Verzekeringen. Mr Bakker, responsible within the Management Board of REAAL Verzekeringen for the Insurance Service Centre left the company on 31 August. He was succeeded by Mr. W. H. Steenpoorte, who was appointed on 1 September 2006 and who was already employed by SNS REAAL. Mr. H. Wilkes, responsible for Sales on the Management Board of REAAL Verzekeringen, stepped down in September 2006 to pursue a career as an independent entrepreneur. He will be succeeded by Mr. L. van der Heijden from 1 May 2007.

Changes also occurred in the composition of the Management Board of SNS Bank. Mr. G. Van Wakeren has exchanged his position as member of the Management Board of SNS Bank for that of staff director at SNS REAAL, where he will be responsible for Corporate Strategy, Corporate Communications, Investor relations and Business Development. Mr. M. Menkveld has been appointed CEO of SNS Property Finance as per December 2006 and will remain on the Management Board of SNS Bank. Due to the changes in position of Messrs Van Wakeren and Menkveld, there is now a vacancy on the Management Board of SNS Bank for Marketing, Sales and Product development. This vacancy has not yet been filled. The Supervisory Board has approved the appointment of Mr. M. Straub to the Management Board of SNS Bank in November 2006, where he will be responsible for the intermediary channel. Mr. Straub, already employed by SNS REAAL, has been appointed as

chairman of the Management Board of the merged CVB Bank and, after the expected acquisition of Regio Bank, will become chairman of the new company.

Meetings of the Supervisory Board

The Supervisory Board has spent a lot of time preparing the stock exchange listing, which took place in May 2006. The listing has brought SNS REAAL the envisaged financial and strategic flexibility. It was a milestone in the history of SNS REAAL, with many of our own employees and external parties making an important contribution. The Supervisory Board met ten times in 2006.

Apart from the interim and full-year figures, other topics of discussion included recent developments in the field of legislation and regulation, the quarterly risk reports, the move of SNS Asset Management from SNS Bank to the Group and the acquisition of Bouwfonds Property Finance, Route Mobiel and the proposed take-over of Regio Bank. The business units Proteq, ASN Bank and CVB Bank all gave presentations during the regular meetings of the Supervisory Board. Together with the Management Boards of SNS Bank and REAAL Verzekeringen, the Supervisory Board paid in two meetings ample attention to the developments in the bank and insurance markets and those of SNS Bank and REAAL Verzekeringen. Before discussing the Operational Plan 2007-2009 in the December meeting, the Supervisory Board and the Executive Board discussed extensively the strategic future direction of SNS REAAL.

During the annual meeting of the Supervisory Board, without the Executive Board being present, the Board reviewed its own performance, that of the Executive Board and its individual members. Topics discussed included the size and composition of the Supervisory Board, the contribution of individual members in meetings, the relationship with the Executive Board, the frequency of the meetings, the composition of the agenda and the quality of the reports received.

In view of the listing on the stock exchange in May 2006, four Supervisory Board members stepped down from the board of Stichting Beheer SNS REAAL. There are still three members of the Supervisory Board on the board of the foundation (stichting), which after the listing on the stock exchange now holds 65.5% of the shares in SNS REAAL: Messrs Den Hoed, Kortmann and Muller. Mr. R. Zwartendijk and Mr. J.M. Overmeer have been appointed chairman and vice chairman of Stichting Beheer SNS REAAL.

Audit Committee meetings

The Audit Committee currently consists of Messrs. Van Heeswijk, Den Hoed and Van de Kraats. Mr. Van de Kraats joined in November 2006 and thus has only been able to attend the December 2006 meeting of the committee. The Audit Committee met six times during the year under review.

The interim and full-year figures were discussed extensively during two meetings. For the first time after the stock exchange listing in May, SNS REAAL issued a trading update in the third quarter of 2006. The December meeting was mostly devoted to the Operational Plan 2007-2009. The Audit Committee also discussed the annual planning of the Internal Audit department, the litigation statement, the management letter from the external auditors, projects such as the optimisation of financial reporting, the capitalisation and funding plan and the investment plan 2007. In 2006, the Audit Committee carried out a self-assessment. As a result, it was agreed to hold regular meetings devoted to the transfer of know-how.

The Audit Committee holds once every year a separate meeting with both the internal and external auditors without the other standing members of the audit committee meetings being present. The other standing members are the CEO, CFO, the external auditors, the internal auditor and the secretary to the Executive Board.

Credit committee meetings

The Credit Committee consists of Messrs Bouma, Van de Kar, Muller and Kortmann, and met twice during 2006. Credit applications and reviews are also put to the members of the committee outside meetings. The meetings are used in particular for discussion of the general credit policy. The new approval matrix for SNS Property Finance, for example, was discussed by the Credit Committee and then put to the full Supervisory Board for approval.

Remuneration, Selection and Appointment Committee meetings

The Committee, consisting of Messrs Van de Kar, Bouma, Kortmann and Muller, met four times in 2006. The Committee has finalised a proposal to adjust the remuneration of the members of the Supervisory Board and the variable remuneration for Executive Board members. The Committee also prepared the prolongation of the contract of the Executive Board's chairman. The appointments of members to the Management Boards of the bank and insurance company are first discussed in the Committee and subsequently presented to the Supervisory Board with the Committee's opinion.

The 2005 Remuneration report was drawn up by the Committee and published on the SNS REAAL website in March 2006 after having been approved by the Supervisory Board.

Proposal remuneration of Supervisory Board members
The Supervisory Board will present the following proposal for adjustments to the remuneration of the Supervisory Board members to the general meeting of shareholders in May 2007.

	Current	New
Chairman	35,000	45,000
Vice chairman	30,000	35,000
Members	25,000	30,000

These amounts do not include the committee membership remuneration, which has been left unchanged. The last increase in remuneration dates back to September 2004. The Supervisory Board believes that the increase is appropriate now that SNS REAAL is listed on the stock exchange and views it as reasonable compared with the remuneration of Supervisory Board members of other financial institutions.

Proposal remuneration policy Executive Board
The Supervisory board has the intention to put proposals to the General Meeting of Shareholders concerning adjustment of the variable remuneration of the members of the Executive Board and the encouragement of holding shares in SNS REAAL. The reason for this is a desire to introduce a remuneration structure which is more appropriate for a listed company and more in line with other financial institutions. For the full remuneration proposal, please refer to the Remuneration report section in the Corporate governance chapter. That section and page 194 of the Financial Statements also include an overview of the remuneration of the Executive Board in 2006.

Contacts with the Central Works Council
The Central Works Council was installed in its new composition in August 2006. Twice a year, a delegation of the Supervisory Board attends the consultation meeting of the Central Works Council and the Executive Board. Every year, the chairman and vice-chairman of the Supervisory Board attend the December meeting, where the Operational Plan for the next years is discussed. The other consultation meeting is attended by two other Supervisory Board members in rotation.

In 2006, prior to the formal IPO related decision making the chairman of the Supervisory Board exchanged views extensively with the Central Works Council about this SNS REAAL milestone.

Utrecht, 13 March 2007
On behalf of the Supervisory Board,
J.L. Bouma, chairman

Sustainable banking makes inroads - ASN Bank maintains strict criteria when allocating savings and investment resources – not just financially, but also in terms of ethics and sustainability. These criteria focus on: labour conditions, human rights, child labour, animal welfare, genetic engineering, climate, the environment, and the preservation of ecosystems and biodiversity. As the popularity of this approach continues to increase, the number of customers rose from 203,000 to 318,000 in the past three years.



Corporate governance

Corporate governance

SNS REAAL has implemented a comprehensive Corporate Governance policy. This chapter discusses the capital structure, the Group's compliance with the Dutch corporate governance code (the Tabaksblat Code), our vision on ethical business practice and remuneration details and other information concerning our Executive Board Members. The Articles of Association of SNS REAAL, the Stichting Beheer SNS REAAL and the rules governing the Executive Board and Supervisory Board and its committees can be found on www.snsreaal.nl.

Capital structure and voting rights

All SNS REAAL N.V. shares are listed on the stock exchange. SNS REAAL has only issued ordinary shares, of which 65.5% are currently held by Stichting Beheer SNS REAAL. SNS REAAL has not attached any preferential voting rights to its shares.

Pre-emptive rights

In principle, every shareholder has a pre-emptive right to shares issued by SNS REAAL in proportion to the aggregate amount of his shareholding. No pre-emptive right exists in respect of shares that are issued for a consideration other than in cash or shares issued to employees of SNS REAAL or any of its group companies. Pre-emptive rights may be limited or excluded by a resolution of the general meeting of shareholders (AGM). Such a resolution requires at least a two thirds majority of the votes cast if less than half of the issued share capital is represented. The AGM may designate the Executive Board as the competent body. In that case the Executive Board may limit or exclude the pre-emptive right subject to the approval of the Supervisory Board. The Executive Board may only be designated for a limited period (at most five years) which designation may be extended each time by no more than five years. The Executive Board has been designated by the AGM as the competent body. This authority ends on 9 December 2007 unless the AGM extends the designation.

Rights in respect of AGMs and EGMs

One or more shareholders, representing at least one-tenth part of the issued share capital, may request the Executive and Supervisory Board to convene an annual general meeting or an extraordinary general meeting of shareholders, stating the items to be discussed. One or more shareholders and persons with meeting rights, representing at least one-hundredth of the issued share capital or representing a nominal value of at least € 50 million may request the Executive Board items to be placed on the agenda of the AGM. This request must be made at least 60 days before the day of convocation. The Executive Board may decline to place the items on the agenda if it thinks doing so would prejudice to the vital interests of the company.

All shareholders and others entitled to attend the AGM are permitted to address the meeting and to vote, insofar as they are entitled to vote. Every share entitles the holder to cast one vote at the AGM.

Transfer of rights

SNS REAAL has set no restrictions on the transfer of its shares. The Articles of Association of SNS REAAL contain no share transfer restriction clause and there is no agreement between the company and any shareholder that might result in the restriction of the transfer of shares.

Stichting Beheer SNS REAAL

Stichting Beheer SNS REAAL is the majority shareholder of SNS REAAL. At the Initial Public Offering, it reduced its interest from 100% to 65.5%. Three of its five Board Members are also members of the Supervisory Boards of SNS REAAL, SNS Bank N.V. ('SNS Bank') and REAAL Verzekeringen N.V. ('REAAL Verzekeringen'). In 2006, two independent trustees were appointed to the board, one of whom became the new chairman. The foundation (stichting) represents the only shareholder in the company to which the Dutch disclosure of shareholding legislation (WMZ) applies. Its reporting requirement is stipulated by articles 2 and 3 of the WMZ.

Stichting Beheer SNS REAAL was set up in 1988. The goals of the stichting are to participate in SNS REAAL's capital in the form of shares and to represent SNS REAAL's interests in such a way that the interests of the company and all those involved in it are safeguarded, and to make disbursements of a philanthropic or social nature.

The board of the Stichting Beheer SNS REAAL consists of Messrs. R. Zwartendijk (chairman), J.M. Overmeer (vice

chairman), S.C.J.J. Kortmann, J. den Hoed and H. Muller. Messrs. Den Hoed, Kortmann and Muller are also on the Supervisory Board of SNS REAAL.

Limitation of voting rights, terms to exercise voting rights and the issue, with the cooperation of SNS REAAL, of share certificates

SNS REAAL has not limited the voting rights. The majority shareholder has the same voting rights as other shareholders.

The Executive Board can resolve to designate as entitled to vote or entitled to attend the meeting, those who (i) are shareholders by a specific date set by the Executive Board and (ii) are registered as such in a register designated by the Executive Board (or one or more parts thereof), provided (iii) the holder of the register, at the request of the applicant, has given notice in writing to the company prior to the AGM, that the relevant shareholder intends to attend the AGM, regardless of who the shareholder is at the time of the AGM. This requirement also applies to the holder of a written proxy provided by a shareholder. The notice must contain the name and number of shares which the shareholder is entitled to represent at the AGM. The date for registration and the date by which the intention to attend the AGM has to be made known cannot be earlier than the period set by law. The convocation of the AGM will contain those dates (insofar as applicable), as well as the place and the way registration and notification will take place.

SNS REAAL is not authorised to cooperate in the issue of depositary receipts.

Governance Structure

The Executive Board of SNS REAAL N.V. consists of four members. SNS REAAL N.V. is covered by the Dutch large company regime. The company has a Supervisory Board with all rights and privileges accorded by law to the supervisory boards of companies under the large company regime and some additional rights stipulated in the rules governing the Supervisory Board and in the Articles of Association.

SNS REAAL N.V. is the only shareholder of SNS Bank N.V. and REAAL Verzekeringen N.V. Both chairmen of the Management Boards of SNS Bank N.V. and REAAL Verzekeringen N.V. are also members of the Executive Board. The chairman of the Management Board of SNS Bank N.V. is also vice chairman of the Management Board of REAAL Verzekeringen N.V. and vice-versa.

The Supervisory Boards of SNS REAAL N.V., SNS Bank N.V. and REAAL Verzekeringen N.V. consist of the same people. The Supervisory Board oversees the policy of the Executive Board and the Management Boards of SNS Bank N.V. and REAAL Verzekeringen N.V. and advises them.

Guidelines regarding the appointment and dismissal of Executive Board and Supervisory Board members and amendments to the Articles of Association

Members of the Executive Board are appointed by the Supervisory Board with due observance of Book 2, Section 162 of the Dutch Civil Code. The Supervisory Board can at all times suspend or discharge a member of the Executive Board, dismissal being subject to the prior approval of the AGM.

Members of the Supervisory Board are appointed by the AGM on the nomination of the Supervisory Board. The AGM and the Works Council may recommend persons to be nominated for the position of Supervisory Board member. To that end the Supervisory Board will inform these bodies promptly of the term, position and profile of the post to be filled. Alternatively, if the right to recommend members as meant by Article 18.4 of the SNS REAAL N.V. Articles of Association applies, the Supervisory Board shall make this known.

One third of the members of the Supervisory Board is appointed by the Supervisory Board on the recommendation of the Works Council, unless the Supervisory Board objects to this recommendation on the grounds that it expects that the recommended person will be unsuitable to act as a member of the Supervisory Board or that the Supervisory Board would not be properly constituted if it acts in accordance with the recommendation. If the Supervisory Board objects to the recommendation of the Works Council for this reason, the Supervisory Board will consult with the Works Council without delay. If no agreement is reached concerning the recommendation, the Enterprise Chamber of the Amsterdam Court of Justice will issue a ruling. The AGM can reject the recommendation if the shareholders who hold at least one third of the issued share capital reject the recommendation. If at least one third of the share capital is not represented at the meeting, a new meeting will be called, in which the appointment can be rejected by the absolute majority of the votes cast. If rejected, the Supervisory Board will make a new recommendation. If the AGM does not approve the nominated person and does not reject the person, the Supervisory Board will appoint the nominated person.

A member of the Supervisory Board can only be dismissed by the Enterprise Chamber of the Amsterdam Court of Justice on the basis of neglect of duty, other serious considerations of a drastic change in circumstances due to which the company can no longer be expected, in good faith, to retain a Supervisory Board member. A Supervisory Board member can be suspended by the Supervisory Board. The AGM can pass a motion of no confidence in the Supervisory Board if an absolute majority of the votes cast, representing at least one third of the issued share capital, so vote. If at least one third of the issued share capital is not represented at the meeting, a new meeting can be convened at which the AGM, by a majority vote, can pass the motion, irrespective of the capital represented at that meeting. This motion results in the immediate dismissal of the entire Supervisory Board. If a motion of no-confidence has been passed, the Executive Board shall request the Enterprise Chamber of the Amsterdam Court of Justice to temporarily appoint one or more Supervisory Board members without delay.

The AGM can decide to amend the Articles of Association. A motion to amend the Articles of Association requires a majority of at least two thirds of the votes cast at a shareholders meeting.

The authorities of the Executive Board, particularly relating to the issue of SNS REAAL shares and to the acquisition by SNS REAAL of its own shares

The AGM has delegated to the Executive Board the authority to issue shares. The delegation of this authority can only be made for a finite period of not more than five years and may be extended for not more than five years thereafter. The authority of the Executive Board will end on 9 September 2007, unless extended by the AGM. A resolution by the Executive Board to issue shares requires the approval of the Supervisory Board. If the AGM has delegated the authority to issue shares to the Executive Board, it will determine the price and further conditions of any issue, with the approval of the Supervisory Board, taking into account the relevant stipulations of the Articles of Association.

The above applies correspondingly to the granting of rights to subscribe for ordinary shares, such as options, but does not apply to an issue of ordinary shares pursuant to rights previously granted.

The Executive Board, subject to the authorisation of the AGM and subject to Book 2, Section 98d of the Dutch Civil Code, can buy-back for consideration fully paid-up SNS REAAL shares. However such purchases are only permitted if, and to the extent that:

I The shareholders' equity, less the payment required to make the repurchase, does not fall below the sum of called and paid-up capital and any reserves required to be maintained by law or the Articles of Association; and
II The Company and its subsidiaries would not, as a consequence, hold ordinary shares with an aggregate nominal value exceeding 10% of the issued share capital.

The AGM must specify in the authorisation, which shall be valid for up to 18 months, the number of ordinary shares that may be acquired and the limits within which the price must be set. The Executive Board is authorised by the AGM to acquire under consideration fully paid-up shares in its own share capital. The authorisation will end on 9 September 2007 unless extended by the AGM.

The Executive Board may appropriate as much of the profit as it deems fit, subject to the approval of the Supervisory Board to the reserves. Notwithstanding the aforementioned, distribution of profit is only permitted following the adoption of the annual accounts from which it is apparent that such distribution is permitted. The profit which is not appropriated to the reserves in accordance with the foregoing will be at the disposal of the AGM.

Compliance to the Tabaksblat Code

As a result of the stock exchange listing in 2006, the Dutch Corporate Governance Code (the Tabaksblat Code) now formally applies to SNS REAAL. In formulating a policy with regard to the Code, SNS REAAL has already decided to follow its principles to a significant degree. In this section we detail the way in which the parameters of the Code pertaining to the Executive Board and the Supervisory Board of SNS REAAL are actually applied. SNS REAAL is assured that the choices made with regard to the legal structure and decision-making process have improved the effectiveness of the management organisation.

The Code was established on 9 December 2003 by the Tabaksblat Commission and contains 21 principles and 113 best-practice provisions relating to the Executive Board, the Supervisory Board, Shareholders, and the annual general meeting of shareholders, financial reporting and the auditor.

The Code applies to all companies listed on the Dutch stock exchange. These companies are obliged to state in their annual reports the application of the principles and best practices of the Code, relating to the Management Board and the Supervisory Board of the company. In the event a company has not applied these principles or best practices, or does not plan to do so in the current and following annual accounting period, they must explain why in the annual report.

The Code states that the company is also in compliance with the Code if the Annual General Meeting of shareholders has approved the corporate governance structure and sanctions the deviations from the Code's principles. In this context, SNS REAAL believes it is currently better to deviate from a limited number of best practice provisions.

Best-practice provision II.1.1: 'A management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time'.

The chairman of the Executive Board was appointed in 2002 for a period of four years. He was reappointed in 2006 to 1 January 2009. The other members of the Executive Board were appointed for an indefinite period, in line with the legal principles prevailing at the time, before the Code came into existence. SNS REAAL considers it inappropriate to change the terms of agreement in this respect. However, when new directors are appointed, in the interest of the company and its stakeholders, due consideration will be given to whether or not to apply this principle. The company is confident that in maintaining the possibility to enter into a contract on an individual basis is an important factor in securing directors of the right calibre.

In the employment contract of Mr. S. Van Keulen it is stipulated that he is entitled to a termination fee if the employment contract is terminated because the position of chairman and CEO is not available as the result of an acquisition/merger, or in the event that the position is substantially altered and a similar position cannot be offered. The termination fee will amount to the remaining fixed income for the period starting on the termination date of the employment contract to 1 January 2009, plus a short-term bonus to be determined by the Supervisory Board, which will be an average of the short-term bonuses paid between 1 January 2006 and the moment the contract is terminated. The above mentioned is also applicable in case of a possible public offer for SNS REAAL shares.

Best-practice provision II.2.7: 'The maximum remuneration in the event of dismissal is one year's salary (the'fixed' remuneration component). If the maximum of one year's salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary'.

The terms of employment of the current members of the Executive Board were contracted before the introduction of the Code and deviate from this principle. The employment contracts will not be adjusted in this respect.

Best-practice provision III.2.1: 'All supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2'.

The Code's premise is that a Supervisory Board member is not independent if he is an Executive Board Member at a legal entity that holds at least ten percent of the shares in the company. Stichting Beheer SNS REAAL holds more than 10% of the shares in SNS REAAL. Three of the eight members of the Supervisory Board of SNS REAAL are members of the Stichting's board. Although the majority of the members of the Supervisory Board is independent, three members do not qualify according to the above description. SNS REAAL is of the opinion that the nature and aims of the majority shareholder can and should be distinguished from those of majority shareholders of many other companies. The majority shareholder in this case is a 'stichting', which thus has no members or shareholders, and whose role is limited. The stichting's mission is inter alia to represent the interests of SNS REAAL. This objective is among others anchored in the stichting's Articles of Association. The Supervisory Board members of SNS REAAL are also beholden from acting in the interests of the company and its associated companies. Given this, SNS REAAL sees no reason to change the current situation.

Best-practice provision III.6.2: 'A supervisory board member shall not take part in a discussion and/or decision-making on a subject or transaction in relation to which he has a conflict of interest with the company'.

Depending on the specific circumstances, a situation may arise in which three members of the Supervisory Board who also sit on the board of the stichting may have a conflict of interest with regard to certain topics or transactions, in connection with their position in the stichting's management. SNS REAAL believes that such a conflict of interest, in view of the special objectives of the Stichting Beheer SNS REAAL, in reality will rarely come to pass. For those reasons, it has been decided that (i) the three members of the Supervisory Board who sit also on the stichting's board shall not take part in discussions and decisions taken within the Supervisory Board on agreements between SNS REAAL and the Stichting Beheer SNS REAAL and (ii) in principle, in all other cases they shall take part in discussions and decision-making in the Supervisory Board context.

Other principles of the Code – Executive Board

Rule: The duties and working methods of the Executive Board are laid down in regulations approved by the

Supervisory Board. These regulations are posted on the website of SNS REAAL.

Other positions: None of the Executive Board members had Supervisory Board positions with other listed companies in the year under review. As laid down in the regulations, acceptance of a Supervisory Board position with a listed company by a member of the Executive Board must be approved by the Supervisory Board. Other significant positions held must be reported to the Supervisory Board. In agreement with the Code, the regulations ultimately determine that a member of the Executive Board must not take on more than two Supervisory Board directorships with listed companies.

Remuneration and shareholdings: Members of the Executive Board are bound by the 'SNS REAAL Private Investment Transactions Ruling' and the 'SNS REAAL Securities Ownership and Transactions Ruling' as provided for under the Code requirements.

Other principles of the Code – Supervisory Board

Rule: The tasks and working methods of the Supervisory Board, including the relationship with the Executive Board and the general meeting of shareholders are laid down in a set of rules. In addition there is a set of rules for the Audit Committee and another for the Remuneration, Selection and Appointments Committee. All rules are set out on the SNS REAAL website.

Remuneration and shareholdings: the general meeting of shareholders sets the level of remuneration of Supervisory Board members. The remuneration of Supervisory Board members is not dependent on the results of the company. The Supervisory Board members are also bound by the 'SNS REAAL Private Investment Transactions Ruling' and the 'SNS REAAL Securities Ownership and Transactions Ruling'.

Profile: In 2005 the Supervisory Board drew up a profile for its intended scope and composition. The Supervisory Board will discuss every change in the profile in the General Meetings of shareholders and with the Works Council. The profile can be found on the SNS REAAL website.

Committees: The internal rules of the Audit Committee and Remuneration, Selection and Appointments Committee describe the role and responsibility of the committees and how they should carry out their roles. The report of the Supervisory Board provides information on the most important topics discussed.

Sustainability

In the vision of SNS REAAL, the integration of Corporate Sustainability into management and daily operations makes a positive contribution to financial and economic business developments in the long term. For that reason sustainability is closely related to corporate governance at SNS REAAL. In this section we discuss our policy principles for Corporate Social Responsibility and the increasing interest in CSR among all our stakeholders, including investors. Corporate sustainability touches the core processes and activities of the company. It relates particularly to the way in which products and services are created and offered to consumers. Corporate social responsibility is a separate aspect of this and stems from good citizenship. For more information on this please read the chapter Corporate social responsibility on page 77.

Financial valuation

Institutional investors are increasingly including information on corporate governance and sustainability in their investment choices. They believe that good corporate governance and corporate social responsibility are indicators of good performance in the longer term. Investors in the Netherlands who endorse the relevance of corporate governance and responsible business conduct and take this into active consideration in the investment process include pension funds. In addition, an increasing number of asset managers, including SNS Asset Management, and consultants include sustainability criteria in their analyses and policy. Institutional shareholders focus in particular in the investment process on aspects of Corporate Social Responsibility that have material influence on long-term risks and investment returns.

SNS REAAL Policy

SNS REAAL conducts an active policy with regard to aspects of Corporate Social Responsibility that are considered materially relevant from a risk and return perspective. Integrity and looking after customer interests are central themes. In its offering of products and services, SNS REAAL strives primarily towards accessibility and transparency. In addition, SNS REAAL carries out an active policy in controlling its impact on the environment.

Integrity

Integrity is essential in the financial services industry. At the slightest doubt of integrity, a financial institution's continuity is put at risk. SNS REAAL has therefore adopted integrity as one of its core values. SNS REAAL sees integrity as the quality of the moral considerations we make in our relationships with our stakeholders.

We say what we do and do what we say, whereby we make ourselves accountable for the moral aspects of our behaviour. In this context we ask our employees, from top to bottom, to adhere to the generally accepted norms and the expectations that society has about our behaviour. Employees are also expected to behave in accordance with our own values, policy principles and internal regulations, in order for them to contribute to the stichting that is so critical for companies operating in the financial sector.

For our policy to promote and guarantee the integrity of employees, please see the section on Compliance in this chapter.

Products and services

In a number of areas, social and financial performance comes together in the SNS REAAL policy, particularly when it comes to:

- Developing and selling transparent products and services
- Safeguarding and promoting customer satisfaction
- Growth in the number of customers in parallel with a business that is run efficiently

SNS REAAL counts the first two as its most important tasks in society.

SNS REAAL encourages its business units to pay attention to the interests of customers and society when creating products and services and thus ensure that social and/or environmental aspects are given the proper consideration, required as a part of doing business in a socially responsible way. The interests of customers, of society and, directly or indirectly, of the financial interests of SNS REAAL, including image and standing, form part of these considerations. Examples are:

- SNS Bank regularly innovates products in order to make them more transparent or accessible for more customers. In 2006 the accessibility of our products was enhanced further, for example through the introduction of the talking digipas for old and disabled people, and through Live@dvies, which brings customers into direct visual contact with a mortgage adviser on the internet.
- ASN Bank, which manages client's assets according to strict, transparent and ethical criteria. ASN Bank has achieved strong growth in the number of clients and assets under management in the past years.
- SNS Asset Management, which for many years has been a leading service provider in the area of sustainable investments. All asset management products that SNS Asset Management develops for SNS Bank and REAAL Verzekeringen are based on research into the social, environmental and governance aspects. In addition, SNS Asset Management produces innovative research and financial products. At the end of 2006 a new product was introduced for institutional investors who focus on micro financing in developing countries.

Control of external effects

SNS REAAL considers the control of external (environmental) effects to be one of the aspects of Corporate Social Responsibility and therefore as an integral component of corporate policy. The policy focuses on making responsible choices, on reducing use of energy and the disposal of waste, and contributes to the company's value creation. Responsible choices and well considered investments in people and the environment make for a more efficient organisation, ultimately facilitating cost control, in the short or long run.

What is Corporate Sustainability?

Corporate Social Responsibility, or Sustainability, requires a company to take into consideration a whole range of aspects. These fall into four categories:

- International/national legislation, treaties and conventions
- Social and environmental aspects relating to the purchasing, development and sale of products and services. This covers integrity, human rights, avoid in child labour and discrimination, the adequate compensation of employees, acceptable working conditions and management of external environmental effects, such as climate change or the large-scale use of natural resources
- Type of products and services
  Investors, customers, employees, governments and social institutions often look at the nature and size of products and services manufactured and offered. The efforts of companies in the area of social and environmental innovation are positive forces as they enable companies to create added value for shareholders and society at large. Activities that cause social and financial damage are negative. They include environmental pollution through the excessive production of CO_2. Not only do these negative actions damage society, they also influence the company's financial performance. Rising prices for CO_2-emission rights ultimately have a negative impact on a company's total costs.
- Keeping promises and agreements
  Keeping promises and agreements by a company's management is an integral part of Corporate Social Responsibility

Cooperation with suppliers in the area of Corporate Social Responsibility plays an important role in this process. The principles of our Sustainability declaration provide guidance and important levers for cooperation. In signing this declaration, companies are committing themselves to demonstrating their actions in the area of Corporate Social Responsibility. In addition we ask our suppliers to request their own suppliers to take their share of responsibility in the supply chain and responsibility for sustainability outside their own production chains. The declaration of sustainability can be found on www.snsreaal.nl. Practical examples, the objectives for 2007, together with quantitative and qualitative sustainability results for SNS REAAL can be found in the 2006 Corporate Sustainability Report to be published on our site in April 2007.

Compliance

SNS REAAL understands the term Compliance as referring to the combination of measures, rules and norms used to monitor and control integrity risks. Compliance, or the integrity policy, is therefore an important means of enabling Corporate Social Responsibility. Integrity, duty of care and the legal and regulatory framework are also part of this policy. For more information, please see the chapter Risk management.

In 2006, SNS REAAL focused primarily on sharpening the rules relating to private securities transactions and market abuse, in connection with the IPO, and on initiatives relating to anti-terrorism and money laundering. For example customer due diligence and customer identification were improved.

Policy

The SNS REAAL integrity policy is founded on four pillars:

- Employees
  Examples: business principles, treatment of price-sensitive information and decency norms
- Products
  Examples: product transparency, marketing approach, product documentation and other duty-of-care aspects
- Customers
  Examples: behaviour of (potential) customers, money laundering and anti-terrorism, (customer due diligence)
- Cooperation
  Examples: integrity requirements for intermediaries and suppliers

Every employee of SNS REAAL needs a framework for making his own decisions and for testing his own responsibility against integrity requirements. This framework consists of the norms and values of SNS REAAL, the social norms and values as well as legislation and regulations. To help employees to operate well within this framework, SNS REAAL strives to maintain a complete management cycle focused on transparency in policy-making and execution and the development and execution of business activities. It strives to monitor this in a structured way. For further information on this, read the section Framework for Business Control in this chapter.

Corporate culture

Integrity cannot be controlled completely through rules and procedures. New dilemmas in this area will occur regularly. SNS REAAL strives therefore to create for its employees a framework of its own norms and values, thus building a business culture where integrity is central.

Any company expecting its employees to behave with honesty and integrity is itself obliged to ensure that employees are in a position to do so. SNS REAAL encourages its employees to behave with integrity in the professional execution of their duties. This is achieved in various ways:

- By promoting exemplary behaviour among managers
- By creating an integrity culture through training and communication among managers and employees
- By regularly analysing integrity risks
- By dealing with the possible misdemeanours in a confidential way, if necessary outside the hierarchical lines by means of a Whistleblower Policy (see: www.snsreaal.nl)
- By appointing and guaranteeing the position of independent confidence officers
- By making integrity issues and dilemmas accessible and transparent in order to ensure proper reporting on such matters to all stakeholders

Remuneration report

This report deals with the remuneration of the members of the Executive Board. After setting out how the 2006 remuneration policy for the Executive Board was implemented, it describes the aimed changes for the 2007 policy and onwards

Assumptions

The current remuneration policy aims to enable SNS REAAL to attract, retain and motivate qualified Executive Board members. In addition, it aims to promote a performance-driven culture that supports the achievement of SNS REAAL's strategic objectives.

The remuneration package consists of a fixed and a variable part, and a pension scheme. The variable part

– the 'short-term bonus' – is linked to performance targets. If the targets are reached according to plan, in 2005 the performance-linked variable part amounts to 35% of the fixed salary, while the maximum percentage that can be reached is 40%. The short-term bonus emphasizes the development of SNS REAAL into a more performance-driven company. This cash bonus is based on achieving pre-set targets.

The fixed salary is the same for all Executive Board members, the sole exception being the chairman, who receives a fixed salary that is approximately 30% higher.

Performance measures

For 50%, the pre-set targets are linked to achieving the financial targets as set out in the three-year plan the company draws up each year. The other half is dependent on achieving the strategic objectives (25%) and on the individual performance (25%).

The Supervisory Board considers this combination of performance measures an adequate indication of the company's performance. The Supervisory Board reviews the targets and ambition levels each year and ensures that they continue to be challenging and realistic, taking into account the financial/operational targets and strategic course of SNS REAAL.

Pensions

The Executive Board members participate in the same pension scheme as any other employee of SNS REAAL. The Executive Members therefore pay a contribution that increases – in accordance with SNS REAAL's Collective Labour Agreement – from 1% in 2004 to 4.7% in 2008. The contribution is calculated on the pension base. The transition from final pay to average pay likewise applies to the Executive Board members as well.

Other reward components

The other benefits are in accordance with market practice and the terms and conditions of most other employees. The Executive Board members receive an expense allowance that breaks down into a gross and a net component. For business travel (and commuting) they have a company car and driver at their disposal. They also have mobile phones and receive compensation towards the contributions for private health insurance and childcare. For certain components the Executive Board members pay a contribution.

The policy conducted in 2006

As per 1 January 2006 the fixed salaries of the Executive Board members were raised by 2%, in relation to 2005, which corresponds with the wage development applicable for the employees of SNS REAAL. Other than in response to CLA-adjustments (Collective Labour Agreement adjustments), the standard fixed-salary levels of the Executive Board members have not been adjusted since 2002.

The bonus achievements for the year 2005 were determined by the Supervisory Board in 2006. The Supervisory Board considered the overall performance in 2005 to warrant a payment of 35% (at target) of the fixed salary to all Executive Board members. This bonus was paid in April 2006. The fixed salaries and individual bonus payments are set out in the overview on page 100.

The age of retirement is 62 for all Executive Board members. Initially a retirement age of 60 applied to Mr Hinssen and Mr Van den Bos, but this is no longer possible due to the introduction of a new Retirement Act (wet VPL) effective 1 January 2006. Mr Hinssen and Mr Van den Bos will be fully compensated for this change by means of an extra pension allowance effective at age 62. This compensation is in line with tax regulations, based on calculations as per year-end 2005. The pensions have been placed with the independent pension fund of SNS REAAL.

Policy for 2007 and onwards

In 2006, at the request of the Supervisory Board, a comparative survey was conducted into remuneration levels and the composition of the remuneration of fixed and variable components for the top management of SNS REAAL. The survey focused on several relevant financial institutions in the Netherlands and compared as many peer groups as possible in terms of fixed salary, short-term bonus scheme and the presence or absence of a long-term bonus scheme. This peer group is a mix of Dutch banks and insurance companies.

In a general sense the conclusion of the survey was that total income of the Executive Board members is below the average market level. With respect to the short-term bonus scheme, the conclusion was that the at-target level of 35% for the Executive Board members is also below the average level of Dutch market practice. This is why the at-target level for the year 2006 has already been raised to 40% and capped at 50%. For the chairman the level has been raised to 50% and capped at 60%. As regards the long-term bonus scheme it was found that this component is standard practice at the surveyed institutions, while no such scheme is in place at SNS REAAL. In response to these findings, the Remuneration and Selection Committee of the Supervisory Board submitted a proposal to the Supervisory Board for amendment of the remuneration of the Executive Board.

The Supervisory Board subsequently decided to conduct, or commission, an additional investigation into a fitting type of long-term bonus scheme and, after the appropriate procedures have been followed and the required approval has been obtained, to add that component to the remuneration policy.

Remuneration policy

The intended remuneration structure of the Executive Board of SNS REAAL contains four components:

- The fixed salary, i.e. the guaranteed annual remuneration.
- A short-term bonus, linked to the performance in the past year.
- A long-term bonus, linked to the average performance in a period of three years.
- Other benefits and emoluments, including a pension scheme.

The overall income will be periodically compared to the peer environment, including several financial institutions in the Netherlands. In addition, more general market developments will be monitored on the basis of reports by remuneration consulting firms. It is the intention to position the overall remuneration package at a level slightly above the average of the peer group. In this, the Remuneration and Selection Committee is advised by an independent remuneration specialist.

Fixed salary

As per 1 January 2007, the fixed salary of the Executive Board members has been raised by 0.5% in accordance with the CLA of SNS REAAL. In order to ensure that the level of the fixed salary is in line with the relevant markets, the Supervisory Board will periodically review the fixed salary. The current standard levels are slightly above the average of the relevant market.

Short-term bonus scheme

The short-term bonus is paid in cash. If all targets are achieved on at-target level, the Executive Board members will receive 40% of the fixed salary as an annual bonus. If the performance was excellent, the maximum bonus for the Executive Board members can be 60%. If all targets are achieved on at-target level, the chairman of the Executive Board may receive a bonus of 50% of the fixed salary and may obtain a maximum of 75% if the performance was excellent.

The performance is assessed in three areas: the financial results (50%), the contribution to the achievement of the strategic objectives (25%) and the individual performance on the basis of competencies (25%).

The performance targets, or ambition levels, are determined annually by the Supervisory Board and are linked to pre-set targets of optimum measurability. The Operational Plan, as adopted, serves as the basis for determining the targets. These targets are related to the specific duties of the individual Executive Board members and are determined and assessed by the Supervisory Board.

Long-term bonus scheme

The intended long-term bonus scheme not only aligns with SNS REAAL's development into a more performance-driven organisation, but also serves to bind the Executive Board members as well as top management to SNS REAAL for a longer period. In addition, the overall remuneration policy should be more or less in line with market practice, in order to enable SNS REAAL to compete with other financial institution in recruiting and retaining the required talent.

The specific aim of the long-term bonus for the Executive Board is to align the interests of the shareholders and those of the Executive Board members. It also promotes the building of a shareholding in the company. The long-term bonus will be awarded annually, in the form of a conditional right to take up performance shares.

The value of the performance shares to be conditionally awarded to the Executive Board members at an at-target level amounts to 40% of the gross annual salary (capped at 68%). For the chairman of the Executive Board that value amounts to 50% of the gross annual salary (capped at 85%) in an at-target situation. The performance shares vest three years after the conditional award. The amount of the vested shares is calculated on the basis of the conditional award and the performance criteria.

The performance criteria are partly (70%) of a financial nature (return on shareholders' equity: at target 35%, maximum 70% and Relative Total Shareholders Return: at target 35%, maximum 70%), and partly (30%) more of a qualitative nature, such as customer and employee satisfaction.

A precondition to participation in the long-term bonus scheme is that the Executive Board members build and retain a considerable shareholding in the company. To this end a target level will be formulated (of one gross annual salary) which has to be built up in at most six years. It will be reviewed annually whether the requirements are being satisfied. If a deficit is observed, the deposit will need to be supplemented. In connection with this shareholding a 'share matching' model will be applied, to the effect that each addition to the deposit

S. van Keulen	590,000	594,000
R. Hinssen	449,000	452,000
C. van den Bos	449,000	452,000
R. Latenstein van Voorst	449,000	452,000

[1]) *Increase of 0.5% pursuant to SNS REAAL's CLA*

Determined and paid in 2006

Amounts in euro	S. van Keulen	R. Hinssen	C. van den Bos	R. Latenstein van Voorst
Bonus for 2005	649,386[2]	150,184	150,184	150,184

[2]) *Including a contractually agreed, non-recurring bonus for the long-term targets for the period 2003-2006 agreed upon appointment. This is exclusive of a compensation of € 225,000 paid in 2007 for renewing the contract until 1 January 2009*

will be matched by the company with 25% net. The intention is that the company, when the long-term bonus scheme takes effect, will award a number of shares yet to be determined to the Executive Board members by way of first deposit.

The first awards under the new long-term bonus scheme will be made in the period after approval of the scheme in the general meeting of shareholders in May 2007.

Overview Executive Board remuneration 2006
The tables above provide an overview of the remuneration paid to the Executive Board in 2006 (exclusive of pensions) in rounded figures. These figures include taxed and untaxed expense allowances, healthcare premium contribution and employer-paid social security contributions.

External positions held by members of the Executive Board at year-end 2006

S. van Keulen
Member of the Executive Board of Pharmaccess Inc.
Member of the Executive Board Stichting Health Insurance Fund
Chairman Stichting Investment Fund for Health in Africa (EFHA)

C.H. van den Bos
Board member of the Union of Insurers, member of the Supervisory Board of NIBE/SVV and NV trustinstelling Hoevelaken, CED Holding B.V. chairman of the board of Foundation Insurance Expertise. Member if the board of Stichting De Burcht.

M.W.J. Hinssen

Rien Hinssen is a member of the Executive Board of the Dutch Banking Association (NVB), board member of the Foundation Promoting Efficient Payment, member of the Supervisory Board of Currence Holding BV, board member of the European Savings Banks Group, board member of the World Savings Banks Institute

R.R. Latenstein van Voorst MBA
Member of the Supervisory Board of LaSer-Lafayette Services Nederland BV

The Curricula Vitae of the members of the Executive Board can be referred to on www.snsreaal.nl.

Information on members of the Supervisory Board

CVs and other positions

Prof. J.L. Bouma, chairman
Appointed in 1990, Mr. Bouma (1934) is the chairman of the Supervisory Board. Bouma is emeritus professor in business economics at Groningen University and was vice chairman of the AEGON Association. Bouma is a member of the Royal Dutch Academy of Sciences. He is also a member of the Supervisory Boards of Albron B.V., Eriks Group N.V., Intereffekt Investment Funds N.V., Koop Holding Europe B.V., O. de Leeuw B.V., Cordial Beer en Registergoederen B.V., Middle Europe Real Estate N.V., Burgfonds Holding B.V., and Versatel Telecom International N.V.

H.M. van de Kar
Appointed in 1997, Mr. Van de Kar (1943) is vice chairman of the Supervisory Board. Van de Kar teaches financial management at Leiden University and is a former chairman of the Supervisory Board for the Regional Body for Child Services. Van de Kar is chairman of the board of Stichting Uitgeverij Aksant; chairman of the board of the International Institute for Social History; chairman of the Pension Fund for the Dutch Theatre; auditor of the International Institute of Public Finance; dean of Crisis and Disaster Management training.

J.V.M. van Heeswijk
Appointed in 1990, Mr. Van Heeswijk (1938) is the former chairman of the Executive Board of Geveke N.V. He is on the Supervisory Board of Calpam International Petroleum Company, SSM Coal, Merrem & La Porte and Sligro. B.V. He also served on the Supervisory Boards of Showquest Entertainment B.V. and Mammoet Holding B.V. Van Heeswijk is chairman of the Supervisory Board of Tref B.V.

J. den Hoed
Appointed in 2003, Mr. Den Hoed (1937) is a former CFO of Akzo Nobel N.V. Den Hoed is chairman of the Supervisory Council of St. Jansdal Hospital. He will step down in February 2007 as member of the Enterprise Chamber of the Amsterdam Court of Justice and as a member of the Advisory Council of the Netherlands Vaccine Institute. Den Hoed is also a board member of the Stichting Beheer SNS REAAL.

Prof. S.C.J.J. Kortmann

Appointed in 1990, Mr. Kortmann (1950) is professor in civil law at Nijmegen Radboud University; chairman of Onderzoekscentrum Onderneming & Recht (RU Nijmegen), chairman of the board of Stichting Grotius Academie, deputy judge of the Courts of Arnhem and 's-Hertogenbosch; member of the Supervisory Board of Kropman B.V. and Dela Coöperatie. He is also chairman or member of various boards of trust offices or anti-takeover foundations of listed companies. Kortmann is also a member of the Stichting Beheer SNS REAAL.

R.J. van de Kraats

Appointed in 2006. Mr Van de Kraats (1960) RA is vice chairman of the Executive Board, CFO of Randstad Holding N.V. and responsible for the divisions Yacht (interim professionals), Asia, mergers and acquisitions, IT, Investor Relations, shared service centres. He is a former member of the Executive Board and CFO of NCM Holding N.V. Van de Kraats is on the Executive Board of New Venture and on the Supervisory Board of Ordina N.V.

J.E. Lagerweij

Appointed in 2006, Mr Lagerweij (1948) is managing director of the Sperwer Groep, a board member of Superunie, a supermarket purchasing organisation and a former chairman of the board of retailers Hema and the Praxis Groep. He is on the Supervisory Board of Quantore Europe B.V., Cool Cat Fashions B.V., Beerens Groep and the Nederlandse Staatsloterij. And he is on the Executive Board of the Elsevier Food Council.

H. Muller

Appointed in 1997, Mr. Muller (1942) is a member of the Supervisory Board of ASN Beleggingsfondsen N.V.; chairman of the Nederlands Participatie Instituut; member of the SNV supervisory council, Nederlandse Ontwikkelingsorganisatie; chairman of the board of De Burcht; chairman of Breed Platform Verzekerden en Werk and member of the Aegon Association. Muller also sits on the board of the Stichting Beheer SNS REAAL. Muller is a former board member of the FNV union, former member of the Sociaal-Economische Raad and Stichting van de Arbeid. He is a former chairman of the Supervisory Board of ABF Het Andere Beleggingsfonds Webefo and a former employee-chairman of the pension committee of the Stichting van de Arbeid.

A number of the Supervisory Board members were also on the supervisory board of a legal predecessor of SNS REAAL N.V.

Retirement rota

A Supervisory Board member is appointed for a period of four years. Re-appointment is only after careful consideration. Board members can be re-appointed twice, each time for a period of four years. Account is taken of the profile of the Supervisory Board, the member's performance and the time the member has already served.

2007
H.M. van de Kar
S.C.J.J. Kortmann
J. den Hoed

2008
J.V.M. van Heeswijk
J.L. Bouma

2009
H. Muller

2010
R.J. van de Kraats
J.E. Lagerweij

Composition of committees

Audit Committee:
J.V.M. van Heeswijk (Chairman), R.J. van de Kraats and J. den Hoed

Credit Committee:
J.L. Bouma (Chairman), H.M. van de Kar, H. Muller and S.C.J.J. Kortmann.

Remuneration, Selection and Approval Committee:
H.M. van de Kar (Chairman), J.L. Bouma, H. Muller and S.C.J.J. Kortmann.

Financial Statements 200(

Contents

Consolidated balance sheet

Before profit appropriation and in € millions	31-12-2006	31-12-2005
Assets		
Goodwill and other intangible assets 1	883	559
Tangible fixed assets 2	320	302
Investment in associates 3	139	126
Investment property 4	135	129
Investments 5	10,626	9,953
Investments for insurance contracts on behalf of policy holders 6	3,955	3,426
Derivatives 7	943	1,174
Deferred tax assets 8	66	132
Reinsurance contracts 17	338	365
Loans and advances to customers 9	56,700	46,143
Loans and advances to credit institutions 10	3,769	4,207
Corporate tax 11	250	189
Other assets 12	658	307
Cash and cash equivalents 13	960	1,076
Total Assets	**79,742**	**68,088**
Equity and Liabilities		
Share capital	383	340
Other reserves	2,498	1,865
Retained profit	319	323
Equity attributable to shareholders 14	3,200	2,528
Third party interests	--	--
Group equity	3,200	2,528
Participation certificates and subordinated debts 15	1,664	1,616
Debt certificates 16	31,259	25,654
Technical provisions, insurance operations 17	13,283	12,658
Provision for employee benefits 18	68	76
Other provisions 19	29	44
Derivatives 7	692	976
Deferred tax liabilities 8	243	324
Savings 20	13,678	12,333
Other amounts due to customers 21	6,479	7,078
Amounts due to credit institutions 22	7,534	3,419
Corporate tax 11	13	4
Other liabilities 23	1,600	1,378
Total equity and liabilities	**79,742**	**68,088**

The numbers mentioned with the balance sheet items refer to the notes starting page 175.

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Consolidated income statement

In € millions	2006	2005
Income		
Interest income banking operations	2,314	1,996
Interest expenses banking operations	1,715	1,374
Net interest income banking operations 24	599	622
Premium income	2,007	1,789
Reinsurance premiums	49	44
Net premium income 25	1,958	1,745
Commission and management fees receivable	171	153
Commission and management fees due	24	24
Net commission and management fees 26	147	129
Share in the result of associates 27	13	9
Result on investments 28	627	549
Result on investments for insurance contracts on behalf of policy holders 29	215	394
Results on derivatives and other financial instruments 30	6	31
Other operating income 31	2	1
Total income	**3,567**	**3,480**
Expenses		
Technical expenses on insurance contracts 32	1,391	1,313
Technical expenses on insurance contracts on behalf of policy holders 33	663	782
Acquisition costs for insurance contracts 34	218	167
Value adjustments to financial instruments and other assets 35	35	60
Staff costs 36	503	443
Depreciation and amortisation on tangible and intangible fixed assets 2	41	38
Other operating expenses 37	209	201
Other interest expenses 38	48	60
Total expenses	**3,108**	**3,064**
Operating profit before taxation	**459**	**416**
Taxation 39	88	93
Net profit for the year	**371**	**323**
Attribution:		
Net profit attributable to shareholders	371	323
Net profit attributable to minority interests	--	--
Net profit for the year	**371**	**323**
Net earnings per share 40	1.65	1.55
Diluted net earnings per share 40	1.65	1.55
Weighted average number of shares outstanding	224,564,046	208,801,030

The numbers mentioned with the consolidated income statement items refer to the notes starting page 196.

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Consolidated statement of changes in equity

In € millions	Issued and paid up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit-sharing reserve	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	1,198	288	1,880
Implementation of IAS 32 / 39 and IFRS 4	--	--	--	52	113	49	(55)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	71
Deferred interest income from cash flow hedges	--	--	--	12	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	(43)
Change in profit-sharing reserve	--	--	--	--	9	(11)	2	--	--
Other changes	--	--	(3)	--	1	--	2	--	--
Amounts charged directly to equity	--	--	(1)	135	203	38	238	(288)	325
Net profit 2005	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	323	323
Total changes in equity 2005	--	--	(1)	135	203	38	238	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**1,436**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	(61)
Deferred interest income from cash flow hedges	--	--	--	11	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	(91)
Change in profit-sharing reserve	--	--	--	--	14	(13)	(1)	--	--
Revaluation deferred taxation due to change in the statutory tax rate	--	--	1	5	7	--	--	--	13
Amounts charged directly to equity	--	--	11	(46)	(1)	(13)	321	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	371	371
Share issue	40	376	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	(52)	352
Total changes in equity 2006	43	361	11	(46)	(1)	(13)	321	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**1,757**	**319**	**3,200**

The share premium reserve includes the paid-up capital that has been paid as an addition to the nominal value of the shares issued.

The revaluation reserve concerns land and buildings for own use.

The cash flow hedging reserve comprises the effective portion of the accumulated net change in the fair value of cash flow hedging instruments for hedged transactions that have not yet taken place. In cash flow hedge accounting the movement of the fair value of derivatives is accounted in the cash flow hedge reserve. This cash flow hedge reserve is released during the period that the cash flow from the hedged risk is realised.

The fair value reserve comprises the accumulated net change in the fair value of investments available for sale.

The profit-sharing reserve is maintained for insurance contracts with profit-sharing rights in the insurance portfolio. Profit sharing is awarded annually, largely on the basis of the surplus interest realised on fixed-interest securities in the existing portfolio. Unrealised profits and losses on these fixed-interest securities are recognised in the fair value reserve; the part of the unrealised revaluations that in future might become available for policy holders for profit sharing is included in the profit-sharing reserve.

The other reserves consist of the retained profits of SNS REAAL.

The Group Executive Board will propose a dividend over 2006 of € 0.71 to the AGM on 9 May 2007. Since an interim dividend of € 0.32 was paid on 7 September 2006, a final dividend of € 0.39 per share is proposed. This dividend will be made available, at the shareholder's option, either wholly in cash chargeable to profit, or wholly in ordinary shares chargeable to the share premium reserve. On 11 May 2007 the share will be traded ex-dividend and the dividend will be payable on 6 June 2007.

For more information please see the statement of changes in shareholders' equity in the notes to the company balance sheet of SNS REAAL (see page 208).

Consolidated cash flow statement

In € millions	2006	2005
Cash flow from operating activities		
Net profit for the year	371	323
Adjustments for:		
Depreciation and amortisation of tangible and intangible fixed assets	45	38
Amortisation Value of Business Acquired	6	3
Amortisation of acquisition costs	83	48
Changes in provisions and deferred taxes	(33)	259
Value adjustments to financial instruments and other assets	35	60
Revaluation of investment property	(4)	--
Retained profit share in associates	(5)	(9)
Operating cash flow	**498**	**722**
Change in loans and advances to customers	(2,702)	(2,810)
Change in loans and advances to credit institutions	(3,252)	(823)
Change in savings	1,345	1,360
Change in technical provisions and provision for employee benefits	644	544
Change in investments and derivatives (other than from purchases and sales)	(367)	(1,140)
Change in debt certificates	(323)	333
Change in other operating activities	(377)	268
Net cash flow from operating activities	**(4,534)**	**(1,546)**
Cash flow from investing activities		
Receipts from the sale of intangible fixed assets	2	--
Receipts from the sale of tangible fixed assets	10	23
Receipts from the sale of subsidiaries	7	8
Receipts from the sale of investment property	3	2
Income from the sale and redemption of investments and derivatives	5,180	5,611
Purchase of intangible fixed assets	(214)	(202)
Purchase of tangible fixed assets	(54)	(40)
Purchase of subsidiaries	(839)	(71)
Purchase of investment property	--	--
Purchase of investments and derivatives	(6,074)	(5,753)
Net cash flow from investing activities	**(1,979)**	**(422)**
Cash flow from financing activities		
Receipts from issue of shares	405	--
Receipts from subordinated loans	267	297
Receipts from debt certificates	14,665	9,614
Redemption of subordinated loans	(210)	(121)
Redemption of debt certificates	(8,678)	(7,820)
Dividends paid	(52)	--
Net cash flow from financing activities	**6,397**	**1,970**
Cash and cash equivalents as at 1 January	1,076	1,074
Net increase in cash and cash equivalents	(116)	2
Cash and cash equivalents as at 31 December 13	**960**	**1,076**
Additional disclosure with regard to cash flows from operating activities:		
Interest income received	2,723	2,543
Dividends received	79	33
Interest paid	1,606	1,476

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated balance sheet and consolidated income statement.

Accounting principles for the consolidated financial statements

1 General information

SNS REAAL N.V., established and domiciled in the Netherlands, is a limited liability company incorporated under the laws of the Netherlands. SNS REAAL N.V. is legally registered at Croeselaan 1, 3521 BJ Utrecht. SNS REAAL N.V. is the parent company of SNS Bank N.V., REAAL Verzekeringen N.V., SNS Reaal Invest N.V. and SNS Asset Management N.V. and their subsidiaries (referred to as the 'Group' or 'SNS REAAL'). The Group's consolidated financial statements comprise SNS REAAL N.V. and its subsidiaries that are controlled by SNS REAAL and the interest of SNS REAAL in associated entities.

A number of corporate staff departments are shared. The costs of the corporate staff departments are charged on the basis of the services provided, and in those cases where this cannot be reasonably done, proportionally allocated to the Group's subsidiaries. The costs of the Group Executive Board and other specific company costs are not allocated to group subsidiaries.

The main accounting principles used in the preparation of the consolidated and company financial statements are described in this section.

2 Basis of preparation

2.1 Statement of IFRS compliance

SNS REAAL prepares the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

Pursuant to the option offered under Book 2, Title 9 of the Netherlands Civil Code, SNS REAAL prepares its company financial statements in accordance with the same accounting principles as those used for the consolidated financial statements.

2.2 Application dates

IFRS offers the opportunity to adopt certain standards prior to their required date. SNS REAAL will adopt IFRS 7 'Financial instruments: Disclosures' and IFRS 8 'Operating Segments' starting January 1, 2007. The adoption of IFRS 7 and IFRS 8 will impact the type and amount of disclosures made in the financial statements, but will have no impact on the reported profits or financial position of the Group.

2.3 Accounting principles used in the preparation of the financial statements

The accounting principles set out below have been applied consistently to all the periods presented in these consolidated financial statements, except in the key figures for 2004 and prior years. The 2004 key figures have been restated for IFRS, excluding IAS 32 'Financial instruments: disclosures and presentation', IAS 39 'Financial instruments: recognition and valuation' and IFRS 4, Insurance contracts. The 2003 and prior year key figures have not been restated for IFRS.

The group entities have applied the accounting principles consistently.

Several accounting methods have been used for these annual accounts. Fair value is used for land and buildings in own use, investment property, investments classified as fair value through profit and loss, for investments classified as available for sale and for derivatives. All other financial assets (including loans and advances) and liabilities are measured at amortised cost. The book value of assets and liabilities that are measured at amortised cost that are part of a fair value hedge is restated to reflect the change in fair value that is attributable to the hedged risk. Non-financial assets and liabilities are generally measured at historical cost. Except for the cash flow information, the financial statements have been prepared on an accrual basis.

The consolidated financial statements have been prepared in millions of euros (€).

2.4 Changes in principles, estimates and presentation

2.4.1 *Changes in accounting estimates*

With effect from 1 July 2006, capitalised interest rate rebates are amortised on an actuarial basis, rather than linearly. As a result, these rebates are taken to the income statement in line with the duration of the insurance contracts to which it relates. As a result of this change, the amortisation charge due to interest rate rebates was € 11 million lower (accounted for under 'change in technical provisions') than it would have been without the change. In the next five years, too, amortisation regarding the present portfolio will be lower (on average approximately € 10 million per annum, depending on future policy lapse). As from the fifth year, amortisation of the capitalised interest rate rebates will be higher than it would be according to the straight-line method. The accumulated amortisation expense for the entire duration is identical for both methods.

2.4.2 *Changes in presentation*

SNS REAAL has decided to further break down certain line items on the balance sheet and income statement as of 2006, in order to further improve the transparency of the balance sheet and income statement. Previously, these items were broken down in the notes to the balance sheet and the income statement. The comparative figures have been restated. The change has affected the following items:

Balance sheet:
- Corporate tax

Income statement:
- Interest income and interest expense from banking operations
- Premium income and reinsurance premiums
- Commissions and management fees receivable and commissions and management fees due

REAAL holds savings elements for mortgage loans. These savings elements have been reclassified from 'loans and advances to credit institutions' to 'loans and receivables' under the heading investments to better match the entry type.

The items 'mortgage loans to customers' and 'other loans and advances to customers' have been merged into 'loans and advances to customer'. The acquisition of Bouwfonds Property Finance has resulted in a different presentation of 'loans and advances to customers'. This presentation is now part of the notes to this balance sheet item.

The share in the result of associates is presented under income, as is customary in the industry.

The segment expenses allocation has been refined, which resulted in a reclassification of staff costs and other operational expenses at the level of REAAL Verzekeringen Life and REAAL Verzekeringen Non Life in the income statement under 'Information by segment'. Total operating expenses by segment are unchanged.

The technical account of REAAL Verzekeringen has been presented under 'Information by segment'. To increase transparency the result on investments that can be allocated to shareholders' equity are presented under the non-technical account.

2.5 Principles of consolidation

2.5.1 *Subsidiaries*

Subsidiaries, i.e. the companies and other entities (including the so-called 'special purpose entities') whose financial and operating policies SNS REAAL can directly or indirectly control, are included in the consolidation. This is usually the case if SNS REAAL owns more than half the voting power or if SNS REAAL can otherwise exercise control.

Subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases. The financial statements of these subsidiaries are fully consolidated, with uniform accounting principles being applied. Third-party interests are stated separately in the consolidated balance sheet and income statement.

2.5.2 *Joint ventures*

Joint ventures are entities over which the Group has joint control. This control has been agreed in a contract and the strategic decisions on the financial and operational policy have to be taken unanimously. In the financial statements, these entities are included in line with the investments in associates (see 3.3), from the date that SNS REAAL first has joint control from the moment that control ceases.

2.5.3 *Investments in associates*

Investments in associates are those entities in which SNS REAAL has significant influence on the operational and financial policy, but no control. In general, accompanying a shareholding between 20% and 50%.

The consolidated financial statements include the Group's share in the total results of non-consolidated investments, from the date the Group gains significant influence to the date significant influence ceases.

A number of investments in associates and joint ventures hold commercial real estate projects, as wel as housing projects under construction or under development. Property under development for third parties is measured at the sum of direct costs incurred up to the balance sheet date, including the interest incurred during the construction phase and less any impairments. Profits are recognised on completion date (completed contract method). Property under development for third parties where this is a specially negotiated contract is measured at the percentage of completion method, the Group wil recognise the profit in proportion to the stage of completion.

Expected losses are immediately recorded in the income statement. Commercial real estate and homes held for sale are measured at cost price or lower fair value less costs to sell, this is the estimated selling price under normal circumstances, minus the relevant variable selling costs. If the fair value is lower than the book value, an impairment is recognised in the income statement.

2.5.4 *Securitisations*

SNS REAAL has securitised mortgage receivables in special purpose entities (SPEs). With these transactions, the economic ownership of the mortgage receivables is transferred to separate entities. SNS REAAL does not have direct or indirect share interests in these entities.

SNS REAAL includes these SPEs in full in its consolidated financial statements if, on the basis of the economic reality of the relationship between SNS REAAL and the SPE, SNS REAAL controls the SPE, or if SNS REAAL retains the majority of the risks and rewards.

2.5.5 *Elimination of transactions at consolidation*

Intra-group transactions, intra-group relationships and unrealised gains on transactions between group companies are eliminated.

Unrealised gains on transactions between SNS REAAL and its associated companies and joint ventures are eliminated for the share of SNS REAAL in these investments. Unrealised losses are eliminated in the same way as unrealised gains, but only insofar as there is no indication of impairment.

2.6 The use of estimates and assumptions in the preparation of the financial statements

The preparation of the consolidated financial statements requires SNS REAAL to use estimates and make assumptions that could affect the reported assets and liabilities and the contingent assets and liabilities as at the date of the consolidated financial statements, and the reported income and expenditure for the period under review. It concerns particularly the methods for determining the technical provisions for insurance operations and capitalised acquisition costs, determining the provisions for bad debts, determining the fair value of assets and liabilities and determining impairments. This involves assessing the situations on the basis of available financial data and information. Although these estimates with respect to current events and actions are made to the best of the management's knowledge, the actual results can ultimately differ from the estimates.

The estimates and the underlying assumptions are constantly assessed. Revisions of estimates are recognised in the period in which the estimate is revised if the revision only impacts the period in question, or in the period of revision and future periods if the revision impacts both the reporting and future periods.

For further details about these accounting principles, please refer to the corresponding notes to the consolidated financial statements and to the information below.

2.7 Accounting at trade date and settlement date

All purchases and sales of financial instruments made in accordance with standard market practices are recognised on the trade date, in other words, the date on which SNS REAAL commits itself to buy or sell the asset or liability. All other purchases or sales are carried as forward transactions (derivatives) until they are settled.

2.8 Offsetting of financial instruments

Financial assets and liabilities are offsetted and the net amount presented in the balance sheet if there is a legally enforceable right to set off the recognized amounts, and there is an intention to settle the items on a net basis, or to realise the asset and settle the liability simultaneously.

2.9 Conversion of foreign currencies

Upon initial recognition, transactions in foreign currencies are converted into euros at the exchange rate at transaction date. Balance sheet items denominated in foreign currencies are translated into euros at the exchange rate applicable on the reporting date. Exchange rate differences from these transactions and from converting monetary balance sheet items in foreign currency are recorded in the income statement account under 'Result on investments' or 'Result on derivatives and other financial instruments', depending on the balance sheet item to which they relate. However, if the balance sheet item is part of cash flow hedge accounting, the exchange rate differences are booked to equity.

The exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being taken to the income statement, are accounted for as part of these changes in the value of the asset in question. Exchange rate differences of non-monetary balance sheet items measured at fair value, with changes in the fair value being taken to equity, are incorporated in equity. Non-monetary items measured at historical cost are converted at the exchange rate applicable on the initial transaction date.

2.10 Insurance contracts

Insurance contracts are those contracts that bear significant insurance risks. These contracts can also involve financial risks. SNS REAAL differentiates the following types of contracts:

2.10.1 *Life insurance*

These contracts provide long-term insurance of events that lead to a payment in cash, or in units, at maturity or on death of the insured. REAAL's life insurance contracts are broken down into the following product groups: savings mortgages, annuities, term insurance policies, savings policies, and funeral insurance policies.

2.10.2 *Non-life insurance*

Non-life insurance contracts comprise those insurance contracts that do not offer cover connected to the survival or death of the insured. These contracts generally provide cover for a shorter period (relative to life insurance). REAAL's non-life insurance contracts are broken down into the following product groups: illness/ accidents, motor vehicles, fire, transport and other.

Payments made after the occurrence of a specified insured event are either fixed (in the event of disability, for example) or linked to the scale of the economic loss suffered by the policyholder (in accordance with the indemnity principle).

2.10.3 *Unit linked insurance*

The distinctive feature of unit-linked insurance is the link of the life insurance policy to investment units. The policyholder determines how REAAL should invest the amount of any premiums paid after deduction of costs and risk premium. To this end, REAAL has created separate investment funds. Unit-linked policyholders bear the investment risk under these policies. In addition to deciding how funds should be invested, policyholders are also free to alter the policy at any time depending upon their personal and/or financial situation.

The benefits from these insurance contracts are directly linked to the underlying investments. Given this link, the technical provisions held in respect of these policies move in line with movements in the value of these investments. Provisions for any payments on death that are higher than the underlying value of the investments are accounted for as part of the provisions for policies where the insurer bears the investment risk.

2.10.4 *Insurance contracts with rights to profit sharing*

The insurance portfolio also contains insurance contracts with discretionary participation features. Discretionary profit sharing schemes are connected to the contractual right of individual policyholders to receive additional benefit payments over and above any insured or guaranteed benefits. The determination of the amount and timing of these additional benefits is at the discretion of the board of directors of SNS REAAL. Because of these commitments to make discretionary profit-sharing payments, an amount of equity is designated as non-distributable.

In addition to discretionary profit sharing, there are also individual and group contracts with contractual (i.e. non-discretionary) profit sharing. These include profit-sharing based on a share of any surplus interest profits and profit sharing based on a share of any insurance profits.

2.11 Information by segment

A segment is a clearly distinguishable division of SNS REAAL that provides services with a risk or return profile (business segment) different from other segments, or that delivers the services to a particular economic market (market segment) with a risk and return profile different from other segments.

The five primary business segments of SNS REAAL are:

- Retail Banking
- Property Finance
- REAAL Verzekeringen Life
- REAAL Verzekeringen Non-life
- Group activities

More information on the different segments can be found in the paragraph 'Information by segment'.

3 Specific principles balance sheet

3.1 Goodwill and other intangible fixed assets

3.1.1 *Goodwill*

Acquisitions by SNS REAAL are accounted for under the purchase method, with the cost of the acquisitions being allocated to the fair value of the acquired identifiable assets, liabilities and contingent liabilities. Goodwill, being the difference between the cost of the acquisition and SNS REAAL's interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities on the acquisition date, is capitalised as an intangible fixed asset. Any negative goodwill is recorded immediately to the income statement.

If the provisionally determined fair value of acquired assets or liabilities are adjusted within a year of the acquisition date, the change is corrected and recorded as an adjustment to goodwill. Any subsequent adjustments that occur after a period of one year are recognised in the income statement.

Goodwill is not amortised. Instead, an impairment test is performed annually or more frequently if there are indications of impairment. For this impairment test, goodwill is attributed to cash-generating units. The book value of the cash-generating unit (including goodwill) is compared to the calculated recoverable amount. The recoverable amount is the higher of the cash-generating unit's fair value less costs to sell and its value in use. If the recoverable amount is lower than the book value, the difference will be recognised as an impairment in the line item Value adjustments of financial instruments and other assets.

3.1.2 *Software*

Costs that are directly related to the manufacture of identifiable and unique software products which SNS REAAL controls, and which are likely to generate economic benefits that exceed the costs, are capitalised as intangible assets. The direct costs comprise the staff costs directly attributable to software development. All the other costs associated with the development or maintenance of computer software are included as an expense in the period during which they are incurred.

The capitalised development costs for computer software are amortised on a straight-line basis over the useful life, with a maximum of three years.

Impairment tests are carried out periodically.

3.1.3 *Capitalised acquisition costs relating to insurance activities*

Acquisition costs are the direct or indirect costs resulting from the origination of life insurance policies. The capitalised acquisition costs in the balance sheet consists of both capitalised commission, and other direct and indirect acquisition costs that depend on, and relate to, the acquisition of new contracts and the renewal of existing contracts.

Non-commission acquisition expenses are capitalised to the extent that they can be recovered from the projected gross profits of the underlying new business in a given year. Acquisition costs are amortised over a period of 12 or 13 years. This period reflects REAAL's expectation of the average term over which premiums will be received. Capitalised commissions are amortised over the period over which they are earned i.e. either 5 or 10 years, and this varies by product. These terms are re-assessed on a regular basis. If applicable, the amortisation charge will be adjusted for the shortened period.

As part of the annual liability adequacy test, an impairment test is performed annually on the amount of capitalised acquisition costs to confirm that these can be recovered from future profits from insurance products.

3.1.4 *VOBA*

SNS REAAL accounts for acquisitions on the basis of the purchase method. As a result, the difference between the fair value and the book value of the acquired insurance portfolios is included in the balance sheet as an intangible asset. The VOBA ("value of business acquired") is determined using the net present value of expected future cash flows generated by the acquired insurance contracts as at the acquisition date. Best estimates of actuarial assumptions for interest, mortality and expenses are used to determine this net present value.

SNS REAAL amortises VOBA on a straight-line basis over the estimated average outstanding term to maturity of the acquired contracts. The estimated outstanding term to maturity of the current VOBA is 15 years. This term is re-assessed on a regular basis. If applicable the amortisation charge will be adjusted for the shortened period.

As part of the liability adequacy test, an impairment test is performed at each balance sheet date to confirm that future profits from acquired insurance products are sufficient to cover the amount of any VOBA currently held. The amount of any additional amortisation is recorded under technical expenses relating to insurance contracts.

3.1.5 *Other intangible fixed assets*

The other intangible fixed assets include intangible assets with a specific useful life, such as trademarks and client portfolios stemming from acquisitions. These assets are amortised on a straight-line basis over the useful life. These intangible fixed assets are tested for impairment at each balance sheet date.

3.2 Tangible fixed assets

3.2.1 *Land and buildings in own use*

Property in own use primarily comprises offices (buildings and land) and is measured at fair value based on appraisals by independent external surveyors, less depreciation of buildings and any accumulated impairment.

Positive revaluations on the basis of these appraisals are added to the revaluation reserve in equity, less deferred taxes. Positive revaluations, insofar as these result in the reversal of earlier write-downs on the same asset, are credited to the income statement. Negative revaluations, insofar as these result in the reversal of prior positive revaluations of the same asset, are charged to the revaluation reserve.

Buildings are depreciated over the economic life using the straight-line method, with a maximum of 50 years, with account being taken of the possible residual value. Land is not depreciated. Regular impairment tests are carried out on real estate.

Repair and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits in relation to the original use are capitalised and then amortised.

At the sale of a property the part of the revaluation reserve related to the sold real estate is transferred to 'Other reserves'.

3.2.2 *IT equipment and other tangible fixed assets*

All other tangible fixed assets included in this item are measured at cost net of accumulated depreciation and, if applicable, accumulated impairment. Cost comprises the expenses directly attributable to the acquisition of the asset.

The cost of the other tangible fixed assets is depreciated on a straight-line basis over the useful life, with account being taken of any residual value. The estimated useful life is three to ten years.

Regular impairment tests are carried out on the other tangible fixed assets. If the book value of the tangible asset permanently exceeds the recoverable amount, it is immediately written down to the recoverable amount.

Repair and maintenance expenses are recognised under 'Other operating expenses' when the expense is incurred. Expenses incurred after the acquisition of an asset that increase or extend the future economic benefits of the other fixed assets in relation to their original use are capitalised and then amortised.

Results on the sale of tangible fixed assets are defined as the balance of the disposal proceeds less transaction costs and the book value. These results are recognised as part of the "Other operating income".

3.3 Investments in associates

Associates are entities in which SNS REAAL generally owns between 20% and 50% of the voting power, or in which the Group can otherwise exercise significant influence, but does not have control.

Interests in associates are accounted for by the equity method. The item also includes goodwill paid at acquisition less accumulated impairment where applicable.

Under the equity method, the share of SNS REAAL in the result of the associates is recognised in the income statement of SNS REAAL under 'Share in the result of associates'. The share of SNS REAAL in changes in the reserves of associates is recognised directly to SNS REAAL's equity. The value of the associates is adjusted for these results and changes in reserves.

If the valuation of the associate has become zero, no further losses are accounted for, unless the Group has entered into commitments on behalf of the associated company or has made payments on its behalf.

Where necessary, the accounting principles applied by the associates have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

Associates held for sale are classified as 'Held for sale'. These associates are measured at the lower of the book value and the selling price less selling costs. The result on the sale of an investment in an associate is presented in the income statement as a total amount, consisting of the selling price less transaction costs and the book value of the associate.

3.4 Investment property

Investment property, comprising retail and office properties and land, are held to generate long-term rental income. If property is kept partly as investment property and partly for own use, the property is included under tangible fixed assets, unless the part in own use is less than 20% of the total number of square metres.

Investment property is measured at fair value, including transaction costs, upon initial recognition. Investment property is treated as a long-term investment and measured at fair value. This is the same as the market value determined every three years by independent external appraisers with sufficient expertise and experience in the locations and categories of real estate. In the time between the three-yearly external sufficient appraisal SNS REAAL uses alternative valuation methods based on the total net annual rental income of that property and, where applicable, the associated costs.

Changes in the fair value of investment property are recognised in the income statement under 'Result on investments'.

The summary below shows the bandwidth of return factors used for fair valuation.

Building	Location	Return factor
Shops	A-location	5.50 – 7.25
Shops	B-location	6.75 – 10.00
Offices	A-location	6.50 – 8.00
Offices	B-location	6.75 – 10.00

3.5 Investments

3.5.1 *Classification*

SNS REAAL breaks down its investments into the following categories: (1) held to maturity, (2) loans and receivables, (3) available for sale and (4) fair value through profit and loss. The category depends on the purpose for which the investments were acquired. Upon acquisition of its investments, the management decides to which category the investment will be allocated.

Upon recognition, investments are measured at fair value including transaction costs, with exception of the category 'at fair value through profit and loss', where transaction costs are taken directly to the income statement.

3.5.2 *Held to maturity*

Fixed-term investments, which management intends, and is able, to hold to maturity, are classified as held to maturity.

Investments held to maturity are measured at amortised cost using the effective interest method, less a provision for impairment if necessary. The effective interest method is based on the estimated future cash receipts or payments, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs and income, such as the transaction costs charged, brokerage fees and discounts or premiums.

3.5.3 *Loans and receivables*

This item includes unlisted investments with a fixed term. These investments are measured at amortised cost using the effective interest method, less a provision for impairment if necessary.

3.5.4 *Available for sale*

Investments that do not meet the criteria defined by management for held to maturity or fair value through profit and loss investments, are classified as available for sale.

After first-time inclusion, investments available for sale are measured at fair value in the balance sheet. Unrealised gains and losses resulting from the fair value adjustments of investments available for sale are recognised in equity, taking account of deferred taxes.

When the investments are sold or impaired, the related accumulated fair value adjustments are recognised in the income statement as result from investments.

SNS REAAL uses the average cost method to determine the results. Investments in the form of shares of which the fair value cannot be estimated reliably are measured at cost less impairment.

3.5.5 *Fair value through profit and loss*

An instrument is classified at fair value through profit and loss if it is held for trading purposes or if designated as such on first recognition. Financial instruments are designated as at fair value through profit and loss if the Group manages the investments and makes its buying and selling decisions based on fair value.

Upon first recognition, the attributable transaction costs are recognised as a loss in the income statement at the moment they are incurred. The financial instruments are measured at fair value. Realised and unrealised gains and losses are recognised in the income statement under the 'Result on investments'.

Interest income earned on securities is recognised as interest income under 'Interest income, banking operations' at SNS Bank and under 'Result on investments' at REAAL Verzekeringen. Dividend received is recorded under 'Result on investments'.

3.5.6 *Impairment*

At each balance sheet date, the management assesses whether there are objective indications of impairment of investments classified as held to maturity, loans and receivables and available for sale. Impairment losses are recognised immediately to the income statement under 'Value adjustments to financial instruments and other assets'. With investments available for sale, impairment loss is removed from the revaluation reserve.

An equity investment is considered to be impaired if the carrying amount exceeds the fair value in the long term, in other words, a significant or prolonged decline in the fair value below its cost. The recoverable amount of the investments in the form of unlisted shares is determined using well-established valuation methods. The standard method used is based on the relationship in the market between the profit and the value of comparable companies. The recoverable amount of listed investments is determined on the basis of the market price.

Investments in debt securities are considered to be impaired if there are indications of financial problems with the counterparty, dwindling markets or other indications.

If, during a subsequent period, the amount of the impairment of an investment classified as held to maturity or an investment classified as available for sale decreases, and the decrease can objectively be related to an event occurring after the impairment was recognised, the previously recorded impairment loss is reversed in the income statement. This does not apply to investments in equity shares, where an increase in value following impairment is treated as a revaluation.

3.6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders are measured at fair value. Amounts due by policyholders in this context are recognised in the income statement as 'Premium income'. Adjustments in the value of investments and results on the sale of investments are recorded in the income statement under the 'Result on investments for insurance contracts on behalf of policyholders'.

Insurance obligations arising from investments on behalf of policyholders are recognised applying the same principles as those used for the valuation of the corresponding investments. Adjustments in the value of obligations related to the investments on behalf of policyholders are recognised in the income statement under 'Technical expenses on insurance contracts on behalf of policyholders'.

If the income from investments is not sufficient to cover the obligations due to minimum returns, an additional provision is made and charged to the income statement.

3.7 Derivatives

Derivative financial instruments, such as currency contracts, interest rate futures, forward contracts, currency and interest rate swaps, currency and interest rate options (both written and purchased) and other derivative financial instruments are measured at fair value in the balance sheet upon first-time recognition.

The fair value of publicly traded derivatives is based on listed bid prices for assets held or liabilities to be issued, and current offer prices for assets to be acquired or liabilities held.

The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model. SNS REAAL recognises derivatives with a positive value as assets and derivatives with a negative value as liabilities.

Adjustments in the fair value of derivatives held for trading are accounted for under the 'Result on derivatives and other financial instruments'.

3.7.1 *Embedded derivatives*

An embedded derivative is treated as a separate derivative if there is no close relation between the economic characteristics and risks of the derivative and the host contract, if the host contract is not measured at fair value, with changes in fair value recognised in profit or loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value while changes in value are recognised in the income statement.

3.7.2 *Hedge accounting*

SNS REAAL uses derivatives as part of asset and liability management and risk management. These instruments are used for hedging interest rate and foreign currency risks, including the risks of future transactions. SNS REAAL can designate certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge); or (2) a hedge of a future cash flow that can be attributed to a recognised asset or liability, an expected transaction or a definite obligation (cash flow hedge).

Hedge accounting is used for derivatives thus identified, provided certain conditions are met. The conditions applied by SNS REAAL for a derivative instrument to qualify for hedge accounting comprise:

- Formal documentation of the hedging instrument, the hedged position, the risk management objective, strategy and relationship of the hedge is completed before hedge accounting is applied;
- The documentation shows that the hedge is expected to be effective in offsetting the risk in the hedged position for the entire hedging period;
- The hedge continues to be effective during the term.

A hedge is considered to be effective if SNS REAAL, at the inception of and during the term, can expect that adjustments in the fair value or cash flows of the hedged position to be almost fully offset by adjustments in the fair value or cash flows of the hedging instrument, insofar as they are attributable to the hedged risk, and the actual results remains within a bandwidth of 80% to 125%.

SNS REAAL ends the hedge accounting as soon as it has been established that a derivative is no longer an effective hedge, or when the derivative expires, is sold, terminated or exercised; when the hedged position expires, is sold or redeemed; or when an expected transaction is no longer deemed highly likely to occur.

3.7.2.1 Fair value hedge accounting

Derivatives designated as a hedge of the fair value of recognised assets or liabilities or of a definite obligation are stated as fair value hedge. Changes in the fair value of the derivatives that are designated as a hedge are recognised immediately in the income statement and reported together with fair value adjustments to the hedged item attributable to the hedged risk.

If the hedge no longer meets the conditions for hedge accounting, an adjustment in the book value of a hedged financial instrument is amortised and taken to the income statement during the residual term of the instrument.

If the hedged instrument is no longer recognised, in other words, if it is sold or redeemed, the non-amortised fair value adjustment is taken directly to the income statement.

3.7.2.2 Cash flow hedge accounting

Derivatives can be designated as a hedge of the risk of future variability of the cash flows of a recognised asset or liability or expected transaction. Adjustments in the fair value of the effective portion of derivatives that are designated as cash flow hedge and that meet the conditions for cash flow hedge accounting are stated in the cash flow hedging reserve as a separate component of equity. The underlying transaction, which is designated as part of a cash flow hedge, does not change as far as the administrative processing is concerned.

If the expected transaction leads to the actual inclusion of an asset or a liability, the gains and losses that were previously taken to equity are transferred to the income statement and classified as income or expense in the period during which the hedged transaction influences the result.

When determining the portion of the fair value adjustment that is included in the cash flow hedge reserve, the portion of the gain or loss on the hedging instrument that is considered an effective hedge of the cash flow risk is included in equity, while the ineffective portion is recognised in the income statement.

If the hedging instrument itself expires or is sold, terminated or exercised, the accumulated gain or loss that was included in equity remains in equity until the expected transaction actually takes place. If the hedging instrument no longer satisfies the conditions for hedge accounting, the accumulated gain or loss that was included in equity remains in equity until the expected transaction takes place.

Amortisation starts at the moment the transaction takes place. If the transaction in question is no longer expected to take place, the accumulated result reported in equity is immediately transferred to the income statement.

3.8 Deferred tax assets

Deferred tax assets and liabilities are recorded for temporary differences between the tax base of assets and liabilities and the book value. This is based on the tax rates applicable as at balance sheet date and that are expected to apply in the period in which the deferred tax assets are realised or the deferred tax liabilities are settled. The deferred taxes are measured at nominal value.

Deferred tax assets are recognised if sufficient tax profits are expected to be realised in the near future to compensate these temporary differences. A provision for deferred taxes is made for temporary differences between the book value and the value for tax purposes of investments in group companies and participating interests, unless the Group can determine the time at which these temporary differences are realised or settled and if it is likely that these differences will not be realised or settled in the near future.

The most significant temporary differences arise from the revaluation of tangible fixed assets, certain financial assets and liabilities, including derivatives contracts and the application of hedge accounting, provisions for pensions and other post-retirement employee plans, technical provisions, deductible losses carried forward; and, as far as acquisitions are concerned, from the difference between (a) the fair value balance of the acquired assets and obligations entered into and (b) the book value.

Tax due on profits is recognised in the period during which the profits were generated, based on the applicable local tax laws. Deferred taxes with respect to the revaluation of investments available for sale and cash flow hedges, of which value adjustments are recognised immediately in equity, are also charged or credited to equity and upon realisation included in the income statement together with the deferred value adjustments.

3.9 Reinsurance contracts

Contracts entered into by SNS REAAL with reinsurance companies and by virtue of which SNS REAAL receives compensation for losses on one or more insurance contracts SNS REAAL has issued, are designated as reinsurance contracts. Insurance contracts entered into by SNS REAAL where the contract holder is another insurance company are classified as in-coming reinsurance contracts and they are classified as insurance contracts.

Reinsurance premiums, commissions, payments and technical provisions for reinsurance contracts are accounted for in the same way as the direct insurance policies that are reinsured. The share of reinsurance companies in the technical provisions and the benefits to which SNS REAAL is entitled to by virtue of its reinsurance contracts are accounted for as a reinsurance asset. These assets comprise short-term receivables from reinsurance companies (presented under other assets), and long-term receivables (presented under reinsurance contracts). These receivables depend on the expected claims and benefits arising from the insurance contracts that SNS REAAL has reinsured.

The amounts receivable from, and payable to, reinsurance companies are valued in accordance with the terms and conditions of each reinsurance contract. Reinsurance obligations relate primarily to premiums payable for reinsurance contracts. These premiums are recognised as an expense over the period in which they are due.

Reinsurance receivables are assessed for impairment at each reporting date.

3.10 Loans and advances to customers

3.10.1 *Mortgages and mortgage-backed commercial property finance*

These are defined as loans and advances to customers with mortgage collateral. These loans and advances are measured at amortised cost using the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are valued on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans and advances are concerned, a provision for impairment is made if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions. For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the original effective interest rate of the loans and advances.

Smaller homogenous loans and advances are tested collectively for impairment. The provision with respect to this collective approach is calculated using a range of model-based instruments, including risk-rating models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted on the basis of current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred in the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns of loans and advances that carry similar risk characteristics as the loans and advances held in the portfolio and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision for loan losses in the income statement.

If the amount of the impairment subsequently decreases due to an event occuring after the impairment, the previously recognised impairment loss is reversed in the income statement.

3.10.1.1 Credit guarantees

SNS REAAL has concluded a credit guarantee for credit risk in a portion of the mortgage portfolio to recover impairment losses on the relevant mortgage portfolio from the guarantor. Impairment of mortgages is included under 'Value adjustments to financial instruments and other assets'. The amount receivable under the guarantee is also recognised on this line in the results.

3.10.2 *Non-mortgage backed commercial property finance and other loans and advances*

This comprises loans and advances to business and private clients without mortgage collateral. Loans and advances are measured at amortised cost on the basis of the effective interest method. Loans and advances adjusted after negotiations or otherwise adjusted due to financial restructuring of the borrower are measured on the basis of the original effective interest rate before the terms and conditions were revised.

As far as the loans are concerned, a provision for impairment is formed if there are objective indications that SNS REAAL will not be able to collect all the amounts due by virtue of the original contracted loan terms and conditions.

The criteria for impairment are applied to the entire loans portfolio, except to smaller, homogenous loans, such as consumer credit, which are assessed collectively for impairment. Smaller business loans managed in a portfolio are also assessed collectively for impairment.

For loans and advances that are individually significant, the provision made equals the difference between the book value of the total position and the recoverable amount. The recoverable amount equals the present value of the expected cash flows, including the amounts realised by virtue of guarantees and collateral, discounted at the effective interest rate of the loans and advances.

The provision with respect to the collective approach is calculated using a range of model-based instruments, including 'risk-rating' models for homogenous pools of consumer and SME loans. The loss factors developed using these models are based on historic loss data of SNS REAAL, and are adjusted according to clear current information that, in the opinion of the management, can affect the recoverability of the portfolio on the assessment date.

The provision for impairment also covers losses where there are objective indications of losses likely to be incurred on the loan portfolio (IBNR: incurred but not reported). These are estimated on the basis of historic loss patterns in every division and the creditworthiness of the borrowers, and are a reflection of the current economic climate in which the borrowers operate.

When a loan is uncollectible, it is written off against the relevant provision for impairment. Amounts that are subsequently collected are deducted from the addition to the provision in the income statement. If the amount of the impairment subsequently decreases due to an event occurring after the impairment, previously recognised impairment loss is reversed in the income statement.

3.10.2.1 Lease

SNS REAAL has entered into a number of financial lease agreements. These are agreements for which the Group has transferred almost all the risk of the property to the lessee. The balance sheet value of the lease receivable is equal to the present value of the lease payments, calculated on the basis of the implicit interest rate and, if applicable, any guaranteed residual value.

3.11 Loans and advances to credit institutions

The amounts due to credit institutions concern loans to banks not in the form of interest-bearing securities. These loans and advances are measured at amortised cost using the effective interest method.

3.12 Corporate tax

Corporate tax is tax levied on taxable profits. Current tax receivables are measured at nominal value according to the tax rate that will be employed. Dividend withholding tax recovered through the corporation tax return is also included in this item.

3.13 Other assets

Other assets consist of receivables from direct insurance policies, other taxes, other receivables and accrued assets. Accrued assets include the accumulated interest on financial instruments measured at cost, as well as other accruals, which item also includes amounts receivable by SNS Bank from customers and the clearing house in respect of option positions.

3.14 Cash and cash equivalents

Cash and cash equivalents include the unrestricted balances with De Nederlandsche Bank and at other banks. Unrestricted balances that SNS Bank has with other banks are included under Loans and advances to credit institutions.

3.15 Equity

3.15.1 *Issued and paid up share capital*

The share capital comprises the issued and paid-up share capital. Costs directly attributable to the issue of equity instruments are deducted net of tax from the share issue income in equity.

3.15.2 *Share premium reserve*

The capital paid up in addition to the nominal value of the issued shares.

3.15.3 *Ordinary share dividend*

Dividend for a financial year, which is payable after the balance sheet date, is disclosed in the notes on the 'Articles of association provisions governing the appropriation of profit'.

3.15.4 *Revaluation reserve*

These reserves concern the revaluation of property in own use (see 3.2.1).

3.15.5 *Cash flow hedge reserve*

The cash flow hedge reserve consists of the effective part of cumulative changes to the fair value of the derivates used in the context of cash flow hedges, net of taxes, providing the hedged transaction has not yet taken place (see 3.7).

3.15.6 *Fair value reserve*

This component of equity includes gains and losses as a result of changes in the fair value of assets that are available for sale, net of deferred taxes. If the particular asset is sold or redeemed, in other words is no longer recognised, the corresponding cumulative result will be transferred from equity to the income statement (see 3.5.3.). In addition, exchange rate differences on non-monetary financial assets that are classified as available for sale are stated in this reserve (see 2.9).

3.15.7 *Profit sharing reserve*

The insurance portfolio contains contracts that are entitled to discretionary profit sharing. This profit sharing is awarded annually, primarily on the basis of the excess interest realised on the fixed-interest securities in the existing portfolio during the financial year. Unrealised gains and losses on these fixed-interest securities are taken to the fair value reserve; the part of these unrealised revaluations which might be available for future distribution to policy holders as profit sharing is taken to the profit sharing reserve.

3.15.8 *Other reserves*

Other reserves comprise the retained profits of SNS REAAL.

3.16 Participation certificates and subordinated debts

SNS Bank issues participation certificates to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by the regulator. The amount of the dividend, in the form of a coupon rate, is fixed over a period of 10 years and equal to the CBS (Central Bureau for Statistics) return on 9-10 year Government bonds plus a mark-up. Participation certificates are measured at amortised cost. Benefit payments on participation certificates are recorded under 'Interest expenses, banking operations'.

These certificates are classified as debt capital in the financial statements. For SNS Bank's solvency reports to De Nederlandsche Bank, this item forms part of the Tier 1 capital.

Subordinated loans include the subordinated bond loans that are considered in the solvency test by De Nederlandsche Bank, and are measured at amortised cost using the effective interest rate.

At REAAL Verzekeringen, the final bonus account concerns final bonus commitments in relation to certain life insurance policies. Entitlement to a final bonus applies only to specific individual policies that become payable upon expiry of the agreed term or upon the death of the insured party. Entitlement to a final bonus is cancelled when the policy is surrendered. Entitlements to final bonuses not yet paid out are subordinated to all other debts. It is also stipulated that entitlement to a final bonus is cancelled if and insofar as the results erode the core base to the extent that the statutory solvency requirements can or may no longer be complied with. The final bonus account is calculated on an actuarial basis using the same principles as applied to calculate the profit additions, which form part of the technical provisions for insurance operations, additionally taking account of the estimated probability of early termination of insurance policies.

Part of the final bonus account is converted annually, according to a fixed method, into an unconditional right of the policyholder and added to the technical provisions for insurance provisions.

These obligations arising from the final bonus scheme are classified as debt capital in the financial statements. For the solvency reports by REAAL Verzekeringen to De Nederlandsche Bank, this item forms part of the available equity.

3.17 Debt certificates

Outstanding debt certificates are initially measured at fair value, in other words, the issue income (the fair value of the received payment) net of the transaction costs incurred. Thereafter, they are measured at amortised cost, using the effective interest method. The hedge accounting rules, as referred to in 3.7., are applied to outstanding debt certificates that are hedged by derivatives.

When SNS REAAL purchases its own debt securities in the context of market maintenance, these debt certificates are removed from the balance sheet.

3.18 Technical provisions, insurance operations

3.18.1 *Insurance contracts – obligations*

3.18.1.1 Life insurance

An obligation to make future contractual payments is recognised as soon as premiums become due. The provision for life insurance policies consist of the discounted value, based on the premium calculation principles for interest and mortality, of expected future benefits payments (including profit sharing already distributed) to policyholders or other beneficiaries, less future premiums.

The provision is calculated using the net premium method for which assumptions are used for mortality, interest and rates of policy surrender. The projected benefits are based on pricing assumptions at outset of the policy. The mortality assumptions for group contracts with longevity risk are adjusted to reflect the most recent mortality experience. The average discount rate remains constant throughout the life of the policy, and is 3% for contracts issued after 1999 and a maximum of 4% for contracts issued prior to this time. For savings mortgages and other guaranteed products, the rate of return guaranteed in the contract is used. The average rate guaranteed to policyholders for these products is 4.2% (2005: 4.2%).

Gross premiums including loadings to cover expenses. When the premiums are received or fall due, the amount of any expenses loading is released and is then available to cover actual expenses, including renewal expenses, non-capitalised acquisition costs and the amortisation of capitalised acquisition costs.

REAAL also sells products that contain minimum guarantees. The technical provisions for life insurance policies include provisions for guaranteed benefits. These provisions also include an allowance for any guarantees on policies where the investment risk is borne by the policyholder.

The provisions are net of capitalised interest rate rebates. These interest rate rebates are amortised on an actuarial basis. The present value of any profit sharing that has been awarded but not yet distributed is included under the provision for profit sharing, bonuses and discounts.

The provision for waiver of premium and disability annuity cover equals at a minimum twice the annual premium received for the cover provided, with the exception of the premiums deducted for this cover on unit-linked policies, for which a provision is held that equals the annual premium for this cover.

Determining the technical provisions for insurance contracts is a process that by its very nature is full of uncertainties. Actual payments depend on factors such as social, economic and demographic trends, inflation, investment returns, the behaviour of policyholders and other factors, and, for life insurance contracts, assumptions about developments in mortality and disability rates.

Using different assumptions for these factors than have been used in preparing these accounts (i.e. premium calculation principles) could have a significant effect on the technical provisions and related expenses for insurance contracts (see also under Adequacy test 3.18.2).

3.18.1.2 Non-life insurance

The provision for unearned premiums reflects the period of any unexpired cover as at the balance sheet date. The provision is equal to the unearned gross premiums less any commission paid. The provision for unearned premiums is calculated separately for each insurance contract using the 365ths method, adjusted where necessary for variations in risk and claim frequencies over the term of the insurance contract.

The change in the provision for unearned premiums is recorded in the income statement in order to recognise income appropriately over the period of exposure to risk.

The provision for unexpired risks is made to meet obligations stemming from:

- Claims and claim-handling expenses that may arise after the balance sheet date and which are covered by contracts issued prior to that date, insofar as the amount estimated in this connection exceeds the provision for unearned premiums and the premiums claimable in relation to these contracts.
- The premiums received, be they single or regular, for contracts where the underlying risk increases over time. This is particularly the case for disability insurance. Within the actuarial discipline this is referred to as the Mathematical Provision for Insurance Obligations.

The provision for outstanding claims has been set aside to meet claims arising from the current and preceding years that have not been settled as at the balance sheet date. The provision is determined systematically on a policy by policy basis. In the case of disability claims, this provision is referred to as the Provision for Periodic Payments.

REAAL Verzekeringen holds co-insurance contracts, mainly relating to the transport sector. In the calculation of the technical provision, all risks covered prior to the balance sheet date are accounted for, as are incurred claims, both reported and unreported. The expected balances for risks covered and losses incurred arising from transport insurance are determined on an underwriting year basis.

The provision Incurred But Not Reported (IBNR) is intended for events that have occurred prior to the balance sheet date but have not yet been reported as at that date, or for changes in claims that have been reported to the insurer but not yet settled. In the case of disability contracts the provision is calculated on the basis of risk premiums and recent claims experience. The provision for other non-life insurance contracts is estimated on the basis of analyses of claims development patterns. In performing this analysis, projected subrogation amounts are deducted from this provision.

The actuarial analyses used to calculate the IBNR provision are particularly useful in estimating the projected final costs of more complex claims that can be affected by both internal and external factors such as claims handling procedures, inflation, changes to legislation and regulations, court rulings, history and trends.

A separate Provision for Claims Handling Costs is formed for claims handling and loss adjustment expenses. This provision provides an estimate of the expenses involved in dealing with payments to be made in respect of claims arising from insured events that have already occurred.

The determination of provisions carries a number of uncertainties that require substantiated estimates and judgements to be made. In accordance with general practice in the industry, SNS REAAL does not discount the non-life provisions, with the exception of claims related to disability business. This also holds true for the Provision for Claims Handling Costs. Changes in estimates are reflected in the result in the period during which the estimates are adjusted.

3.18.1.3 Unit linked contracts

These contracts primarily concern life insurance policies whose investment risk is borne by the policyholders. The technical provisions for these insurance policies are set equal to the balance sheet value of the related underlying investments. As a result, these technical provisions are recorded at fair value through the profit and loss. Transaction costs and commission are not included in the initial valuation but charged to the income statement at the moment they are incurred.

Guarantees have been provided on a number of unit-linked insurance policies. The guarantee provided is a 3% or 4% annual return on the amount invested, and only applies at the maturity date of the insurance policy. Prior to maturity, the provision held for these policies is equal to at least the accumulated amount of premiums paid plus interest less any expense and mortality charge deductions, adjusted for future lapses and early surrenders.

3.18.1.4 Discretionary profit-sharing obligations

The insurance portfolio contains contracts that are entitled to profit sharing amounts that are discretionary. This profit sharing is awarded annually, mainly on the basis of the surplus interest realised on fixed-income securities in the existing portfolio, less related costs and a limited share of any mortality surplus. When determining the amount of any profit sharing, account is also taken of other factors that could influence the Group's total results, to which profit-sharing policyholders could be entitled.

The accounting principles underlying the determination of interest surplus for discretionary profit-sharing purposes, and hence the investment results derived, are not the same as the IFRS principles used in these financial statements. Realised and unrealised gains and losses arising from fixed-interest securities which are used pro rata as cover for these contracts and which have been recognised in equity in accordance with the valuation principles of these financial statements, are viewed as being available for future distribution when calculating the amount of any profit allocation. Insofar as this applies, it is disclosed in the notes relating to Equity.

3.18.2 *Adequacy test for insurance obligations*

The insurance provisions reported at the balance sheet date are valued using premium calculation principles for interest and mortality (for life insurance and disability contracts) or historically observed claim development patterns (non-life insurance). The adequacy of the provisions is tested periodically during the reporting period.

Adequacy test life insurance

An adequacy test (Liability Adequacy Test) is performed twice a year for the whole life insurance portfolio. The purpose of this test is to determine whether the reported technical provisions, net of the related capitalised acquisition costs and VOBA are adequate. This test is based on the most up-to-date experience assumptions.

When performing these tests, future contractual cash flows are projected on the basis of estimates of future mortality, disability, the behaviour of policyholders, claim handling and management costs, and income from investments (provided they are not classified as available for sale) that serve to meet these provisions. Any shortfall is recorded immediately to the income statement by first writing down deferred acquisition costs or the VOBA and then, where necessary, met by making an additional provision.

Impairment charges on capitalised acquisition costs or the VOBA as a result of this test cannot be subsequently reversed. The adequacy test is carried out at the portfolio level.

The following assumptions were used in performing the adequacy test as of December 31, 2006:

⊙ Discount rate	Based on the risk-free yield curve published by the Dutch Central Bank
⊙ Profit allocation	Where surplus interest exceeds 4.5%, with tranches of surplus interest running off over time
⊙ Inflation	2%
⊙ Efficiency gain	2%
⊙ Projected mortality	Experience statistics based on internal research
⊙ Lapse and early surrender	Experience statistics based on internal research
⊙ Salary increases, group policies	2.5% per annum
⊙ Increase in plan member numbers, group policies	5% per annum
⊙ Guarantees	Valued at fair value

Adequacy test disability insurance

The method used to perform the adequacy test for disability claims is very similar to that for the life insurance portfolio. This test is also performed twice a year.

A provision for disability claims (PPP) is made; this is calculated based on pricing assumptions for interest, recovery and mortality. The size of this provision, therefore, does not reflect the actual developments of these assumptions.

By periodically carrying out adequacy tests based on current assumptions, REAAL Verzekeringen ensures the adequacy of the PPP. Note that the outcome of the test is particularly sensitive to changes in the discount rate. The discount rate used in performing the adequacy testing is based on the most recent yield curve published by De Nederlandsche Bank for this purpose, and which must be used as the norm from 2007 (the nominal interest rate structure to the Financial Regulatory Framework).

The outcomes of the adequacy test should be seen as minimum provisions.

Adequacy test non-life insurance
A quantitative test is carried out twice a year to establish the adequacy of the provisions for non-life claims. The method used to perform the adequacy test is different from that used for the life insurance and disability portfolios. For non-life insurance, the adequacy of the total of case estimates and the provision for IBNR (provision for late claims and development on existing cases) is tested. This test uses stochastic modelling techniques, which also take inflation and discounting into account.

At year-end 2006, a part of REAAL Schadeverzekeringen's portfolio (namely the direct business, excluding that from authorized agents and the entire non-life portfolio of Proteq Direct have been tested in this manner. The stochastic testing is supplemented by the assessment of actual claims development results and the effect of the reserving policy on the size of the provision held. The adequacy of the non-life provisions for the entire non-life portfolio is judged by combining these various test elements.

3.18.3 *Derivatives embedded in host insurance contracts*

SNS REAAL does not separately recognise derivatives embedded in insurance contracts, or options to surrender insurance contracts at a fixed amount, or a fixed amount and an interest rate, and thus closely linked to the basic insurance contract, but recognises these under the main contract from which they stem. The embedded derivatives are measured as soon as the technical provision made for the host contract drops below the guaranteed minimum; the time value of the derivative is not included in full in the measurement of the contract.

3.19 Provision for employee benefits

3.19.1 *Pension commitments*

SNS REAAL has different pension plans, most of them defined contribution plans. A defined contribution plan is a pension plan in which SNS REAAL pays fixed contributions to a separate entity, the independent Stichting Pensioenfonds SNS REAAL (the pension fund). SNS REAAL has no legally enforceable or actual obligation to pay extra contributions if the fund has insufficient assets to make all the benefit payments in connection with staff performance during the reporting and prior periods.

For the defined contribution plans, SNS REAAL pays contributions to the pension fund. After payment of the contributions, SNS REAAL has no further payment obligations. The regular contributions are considered to be net periodic costs for the year in which they are due, and are recognised as such in the staff costs. Employee contributions are deducted from the net period costs.

SNS REAAL additionally has a number of defined benefit pension plans. The Group's net commitments arising from defined benefit pension plans are calculated separately for each plan by making an assessment of the pension entitlements that staff have accrued in exchange for their service during the period under review and prior periods. These pension entitlements are discounted in order to determine the present value, and the fair value of the fund investments is deducted from this. The discount rate represents the return as at balance sheet date of bonds with an AAA credit rating whose maturities approach the term of the Group's commitments.

The actuarial gains and losses arising from defined benefit pension plans, insofar as non-recognised accumulated actuarial gains and losses exceed 10% of the higher of the present value of the defined benefit obligation, or the fair value of the plan assets, are recognised, in the income statement for the average expected remainder of the service of the employees participating in the plan. Other than that, the actuarial gains or losses are not included in the income statement.

When the calculation results in a positive outcome for the Group, the asset is stated at a maximum equal to the balance of any non-recognised actuarial losses and past service pension charges and the present value of any future repayments by the fund or lower future premiums.

Because of the acquisition of Bouwfonds Property Finance, SNS REAAL has defined benefit pension plans that are viewed as defined contribution plans because insufficient data are available. This will be described further in the notes to acquisitions.

3.19.2 *Other employee commitments*

The other employee commitments refer mostly to discounts granted for bank and insurance products to (former) employees after the date of their retirement. The size of the provision is based on the present value of the discounts offered after the retirement date, taking into account actuarial assumptions about mortality and interest.

Furthermore, a provision has been taken for reimbursement of medical expenses and long-service awards. To qualify for these benefits, the employment contract of the staff should normally have continued until the retirement age, and it should have lasted for a stated minimum period. A liability is taken for the estimated costs of these benefits during the term of employment using a method that corresponds with that used for defined benefit pension plans. This liability is determined annually on the basis of actuarial principles.

3.20 Other provisions

SNS REAAL makes provisions if there is a legally enforceable or present obligation arising from events in the past, the settlement of which is likely to require an outflow of assets, and a reliable estimate of the size of the obligation can be made. Provisions are measured at the present value of the expected future cash flows. Additions and any subsequent releases are recorded in the income statement.

3.20.1 *Reorganisation provision*

The reorganisation provision comprises estimated termination benefits and other direct costs related to restructuring programmes. These costs are recognised in the period in which SNS REAAL is presented with a legally enforceable or actual obligation to pay. No provision is formed for costs or future operating losses stemming from the continuing operations of SNS REAAL.

SNS REAAL recognises termination benefits if the Group has demonstrably committed itself to:

- Termination of the employment contract of current employees in accordance with a detailed formal plan without the option of the plan being withdrawn; or
- Payment of termination benefits as a result of an offer to encourage voluntary redundancy.

Benefits that are due after more than twelve months after the balance sheet date are discounted.

3.20.2 *Legal costs*

A provision for legal proceedings is made at balance sheet date for the estimated liability with respect to ongoing legal proceedings. Claims against SNS REAAL in legal proceedings are disputed. Although the outcome of these disputes cannot be predicted with certainty, it is assumed on the basis of legal advice obtained and information received that they will not have a substantial unfavourable effect on the financial position of SNS REAAL. The provision comprises an estimate of the legal costs and payments due during the course of the legal proceedings.

3.21 Derivatives

See 3.7 of these notes.

3.22 Deferred tax liabilities

Deferred tax liabilities concern tax payable in future periods in connection with taxable temporary differences. See 3.8 for detailed information.

3.23 Savings

This item consists of balances on savings accounts, savings deposits and term deposits of private clients. Upon first-time inclusion, savings are stated at fair value, including transaction costs. Thereafter, they are measured at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of the savings.

3.24 Other amounts due to customers

Amounts owed to customers concern unsubordinated debts to non-banks, other than in the form of debt certificates. Upon first-time inclusion, these debts are stated at fair value, including transaction costs. Thereafter, they are measured at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under Interest expenses, banking operations, in the income statement during the term of these amounts owed to customers.

3.25 Amounts due to credit institutions

Amounts owed to credit institutions concern debts to banks. Upon first-time inclusion, these debts are measured at fair value, including transaction costs. Thereafter, they are stated at amortised cost. A difference between the income and the redemption value based on the effective interest method is recognised under interest charges in the income statement during the term of these debts to credit institutions.

3.26 Corporate tax

Corporate tax relates to tax on the taxable profit for the period under review, and if any taxes due from previous periods. Dividend withholding tax recovered through the corporation tax return is also included in this item.

3.27 Other liabilities

Other liabilities primarily consist of interest accrued on financial instruments that are stated at amortised cost. This item also includes creditors, other taxes and accrued liabilities, which item also includes amounts due by SNS Bank to customers and the clearing house in respect of option positions.

4 Specific principles income statement

4.1 Income

Income represents the fair value of the services, after elimination of intra-group transactions within SNS REAAL. Income is recognised as follows:

4.1.1 *Interest income, banking operations*

The interest income from banking operations comprises interest on monetary financial assets of SNS Bank attributable to the period. Interest income on financial assets not classified as fair value through profit and loss is recognised using the effective interest method based on the actual acquisition price.

The effective interest method is based on the estimated future cash receipts or payments, with account being taken of the risk of early redemption of the underlying financial instruments and the direct costs and revenues, such as the transaction costs charged, commission payable to intermediaries and discount or premiums. If the risk of early redemption cannot be reliably determined, SNS REAAL calculates the cash flows over the full term of the financial instruments.

Commitment fees, together with related direct costs, are deferred and recognised as an adjustment of the effective interest on a loan if it is likely that SNS REAAL will conclude a particular loan agreement. If the commitment expires without SNS REAAL extending the loan, the fee is recognised at the moment the commitment term expires. If it is unlikely that a particular loan agreement will be concluded, the commitment fee is recognised pro rata as a gain during the commitment term.

Interest income on monetary financial assets that have been subject to impairment and written down to the estimated recoverable amount or fair value is subsequently recognised on the basis of the interest rate used to determine the recoverable amount by discounting the future cash flows.

4.1.2 *Interest expenses, banking operations*

Interest expenses from banking operations comprise the interest expenses arising from financial liabilities of the banking operations. Financial liabilities not classified as fair value through profit are recognised using the effective interest method.

4.1.3 *Premium income*

Premium income consists of premiums received by REAAL Verzekeringen for insurance contracts it has issued. Premium income is divided into Regular Life, Single-premium Life and Non-life premiums.

Gross premiums, excluding taxes and other charges stemming from life insurance contracts are recognised as income when payment by the policyholder falls due. The premiums for single-premium contracts and limited-premium life insurance policies are recognised as income when payment falls due; possible costs, cost loadings and risk coverage are deferred and passed into profit proportionately over the lifetime of the current policy or, in the case of annuities, proportional to the amount of the benefits.

The premiums for non-life policies, usually insurance contracts with a maximum term of twelve months, are recognised as income during the term of the contract in proportion to the elapsed insurance term.

4.1.4 *Reinsurance premiums*

This item represents the premiums on reinsurance contracts. These are recognised as a charge to the income statement proportionally during the term of the contract.

4.1.5 *Commission and management fees receivable*

Commission income and management fees include income from securities transactions for clients, asset management, commission from the insurance operations and other related services offered by SNS REAAL. These are recognised in the reporting period in which the services are performed. Commission related to transactions in financial instruments for own account are incorporated in the amortised cost of this instrument, unless the instrument is measured at fair value through profit and loss, in which case the commission is included in the valuation result.

4.1.6 *Commission and management fees due*

This item includes commission and management fees payable by SNS REAAL. These costs are recognised in the reporting period in which SNS REAAL receives the services.

4.1.7 *Share in the results of associates*

This refers to SNS REAAL's share in the results of associates. If the valuation of the associate falls to zero, no further losses are accounted for, unless the Group has entered into commitments or made payments on its behalf.

Where necessary, the accounting principles applied by the associates have been adjusted to ensure consistency with the accounting principles applied by SNS REAAL.

4.1.8 *Result on Investments*

The result on investments consists of:

- Interest
- Dividend
- Rental income
- Increases and decreases in value

4.1.8.1 Interest

The interest item comprises the parent company's net interest income and interest income on investments of the parent company and REAAL Verzekeringen. The parent company's net interest income is the difference between the interest income realised by the parent company and the parent company's interest expenses.

4.1.8.2 *Dividend*

Dividend income is recognised in the income statement as soon as the entity's right to payment is established. In the case of listed securities, this is the date on which the dividend is paid out.

4.1.8.3 Rental income

Rental income consists of the rental income from investment property. This rental income is recognised as income on a straight-line basis for the duration of the lease agreement.

4.1.8.4 *Increases and decreases in value*

This item relates to the realised and unrealised increases and decreases in the value of investments in the category fair value through profit and loss and realised increases and decreases in the value of the investments in the other categories. Realised value increases concern the difference between the sale price and amortised cost; unrealised value increases concern the difference between the fair value and the book value in the reporting period.

4.1.9 *Result on investment for insurance contracts on behalf of policy holders*

These investments are held on behalf of life insurance policyholders and are measured at fair value. Increases and decreases in the value of investments and book results on the sale of investments are recognised in the income statement as result on investments on behalf of policyholders.

4.1.10 *Result on derivatives and other financial instruments*

Derivatives are measured at fair value. Gains and losses from readjustments to fair value are taken to the income statement under result on derivatives and other financial instruments. However, if derivatives are eligible for hedge accounting, the recognition of a resulting gain or a resulting loss depends on the nature of the hedged item. The non-effective portion of any gains or losses is recognised under the 'Result on derivatives and other financial instruments'.

4.1.11 *Other operating income*

Other operating income comprises all the income that cannot be accounted for under other headings.

4.2 Expenses

Expenses include the losses and charges arising from the ordinary business activities of SNS REAAL. Expenses are recognised in the income statement on the basis of a direct relationship between the costs incurred and the corresponding income. If future economic benefits are expected to be spread across different reporting periods, expenses are recognised in the income statement using a systematic method of allocation. Expenses are immediately included in the income statement if they are not expected to generate any future economic benefits.

4.2.1 *Technical expenses on insurance contracts*

Net movements in technical provisions are recorded under this item. The change in net provisions is the balance of the addition of required interest and premium payments to cover future payouts, less payments due and the actuarial result on surrender, cancellation and mortality.

4.2.2 *Technical expenses on insurance contracts on behalf of policyholders*

Movements in the unit-linked provisions are recorded under this item. (See the subsection on unit-linked contracts in the notes to technical insurance provision in section 3.) Payments to policyholders are also recorded under this item.

4.2.3 *Acquisition costs for insurance operations*

Acquisition costs comprise the direct and indirect costs associated with acquiring an insurance contract, including brokerage fees, the costs of medical check-ups and administrative costs for administering new policies in the portfolio. Amortisation of capitalised external costs are included in this line item. The amortisation of capitalised cost is included in staff and other operational expenses.

4.2.4 *Value adjustments to financial instruments and other assets*

Impairment losses concern the permanent loss on assets for which the book value exceeds the recoverable value. Goodwill and other intangible fixed assets, tangible fixed assets, investments in associates, investments, receivables and other assets may be subject to impairment. As soon as impairment is identified, it is included in the income statement. The specific principles for impairment are explained in more detail in section 3 under the applicable items.

4.2.5 *Staff costs*

These costs concern all the costs related to staffing, including salaries, social security charges, pension charges and discounts extended to members of staff.

4.2.6 *Depreciation and amortisation of tangible and intangible fixed assets*

This item comprises all depreciation and amortisation of tangible and intangible fixed assets. The specific principles for depreciation and amortisation are explained in more detail in section 3 under the applicable items.

4.2.7 *Other operating expenses*

This includes office, accommodation and other operating costs.

4.2.8 *Other interest expenses*

Other interest expenses comprise the interest expenses of the insurance operations arising from financial obligations. The interest expenses are recognised in the income statement under the effective interest method.

5 Off-balance sheet commitments

Contingent liabilities are liabilities not recognised on the balance sheet because the existence is contingent on one or more uncertain events that may or may not occur in the future without SNS REAAL having decisive influence on it. It is not possible to make a reliable estimate of the liability.

The maximum potential credit risk arising from these contingent liabilities of SNS REAAL is stated in the notes. In determining the maximum potential credit risk, it is assumed that all the counterparties will no longer live up to their contractual obligations and that all the existing collateral are without value.

6 Cash flow statement

The cash flow statement is prepared according to the indirect method, which distinguishes between cash flows from operational, investment and financing activities.

Cash flows in foreign currency are converted at the average exchange rates during the financial year.

With regard to cash flow from operations, net profit is adjusted for gains and losses that did not result in income and payments in the same financial year and for changes in provisions and accrued and deferred items.

Investments in consolidated subsidiaries and associates are stated under 'Cash flow investing activities'. The available cash and cash equivalents at acquisition date in these interests are deducted from the purchase price.

In the context of the cash flow statement, cash and cash equivalents are equal to the balance sheet item cash and cash equivalents.

Information by segment

SNS REAAL is a banking and insurance company that focuses mainly on the Dutch retail and SME markets. The offering consists of three core products: mortgages and property financing, savings and investments, and insurance. The services to the retail and SME markets are mostly done through the main brands SNS Bank and REAAL Verzekeringen and through several distribution channels.

The activities of SNS REAAL are organised in five primary business units:

1 SNS Bank

1.1 Retail Banking

This business unit offers banking products in the field of mortgages and savings and investments for both the private and SME markets. In addition to SNS Bank, this unit also comprises ASN Bank, BLG Hypotheken, CVB Bank and SNS Securities. Until 1 July, the activities of SNS Asset Management were part of SNS Bank. As at 1 July 2006 SNS Asset Management became an independent unit and as such is part of the Group activities.

1.2 Property Finance

This business unit carries out banking activities in the field of real estate investment and project financing. In 2006, this unit only contained the acquired activities of SNS Property Finance; the property financing that is at the moment still part of SNS Bank's Retail Banking unit will be transferred to Property Finance in 2007. The 2006 income statement for this unit shows only one month's worth of results of the Bouwfonds Property Finance acquisition.

2 REAAL Verzekeringen

2.1 Life

This business unit offers life and pension insurance policies to the private and SME markets. The REAAL Verzekeringen Leven unit includes the REAAL Levensverzekeringen and Proteq Levensverzekeringen.

2.2 Non-life

This business unit offers non-life insurance policies with respect to property and mobility, bodily injury, invalidity and disability. The REAAL Verzekeringen Schade unit includes the REAAL Schadeverzekeringen and Proteq Schadeverzekeringen.

3 Group activities

The group activities include the business units that are managed directly by the Group Executive Board and whose income and expenses are not attributed to the other business units. The Group activities unit also includes SNS REAAL Invest and as of 1 July 2006 SNS Asset Management.

Allocation of group costs

A number of corporate staff departments is shared. The costs of the corporate staff are charged on the basis of the service provided or proportionally allocated to the group's subsidiaries. The costs of the Group Executive Board and certain holding company costs are not allocated to group subsidiaries.

Income statement Insurance operations

In this overview, a distinction is made between the technical and non-technical result of REAAL Verzekeringen. The non-technical result also includes investment income that can be allocated to shareholders' equity. In 2005 this only included interest expenses on intragroup loans.

Secondary segmentation

Given the limited importance of activities abroad (approximately € 2 billion loans and advances to customers), SNS REAAL does not provide a secondary, segmentation by region.

Balance sheet by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Assets										
Goodwill and other intangible fixed assets	214	12	669	547	--	--	--	--	883	559
Tangible fixed assets	163	153	81	76	--	--	76	73	320	302
Investment in associates	34	2	69	77	39	50	(3)	(3)	139	126
Subsidiaries	--	--	--	--	3,401	2,630	(3,401)	(2,630)	--	--
Investment property	6	1	205	201	--	--	(76)	(73)	135	129
Investments	2,038	1,641	9,064	8,762	198	117	(674)	(567)	10,626	9,953
Investments for insurance contracts on behalf of policy holders	--	--	3,955	3,426	--	--	--	--	3,955	3,426
Derivatives	804	915	137	237	2	22	--	--	943	1,174
Deferred tax assets	39	85	20	30	7	17	--	--	66	132
Reinsurance contracts	--	--	338	365	--	--	--	--	338	365
Loans and advances to customers	56,248	45,225	757	986	561	628	(866)	(696)	56,700	46,143
Loans and advances to credit institutions	3,607	4,118	162	89	100	--	(100)	--	3,769	4,207
Corporate tax	106	50	36	39	108	100	--	--	250	189
Other assets	436	299	400	37	39	14	(217)	(43)	658	307
Cash and cash equivalents	687	597	698	584	415	301	(840)	(406)	960	1,076
Total assets	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Equity and liabilities										
Equity attributable to shareholders	2,097	1,440	1,304	1,190	3,200	2,528	(3,401)	(2,630)	3,200	2,528
Third-party interests	--	--	3	3	--	--	(3)	(3)	--	--
Group equity	2,097	1,440	1,307	1,193	3,200	2,528	(3,404)	(2,633)	3,200	2,528
Participation certificates and subordinated debt	1,448	1,150	120	127	299	419	(203)	(80)	1,664	1,616
Debt certificates	30,841	25,465	--	--	418	189	--	--	31,259	25,654
Technical provisions, insurance operations	--	--	13,313	12,694	--	--	(30)	(36)	13,283	12,658
Provision for employee benefits	--	--	18	12	20	28	30	36	68	76
Other provisions	24	23	4	6	1	15	--	--	29	44
Derivatives	682	939	4	33	6	4	--	--	692	976
Deferred tax liabilities	97	119	146	199	--	6	--	--	243	324
Savings	13,678	12,333	--	--	--	--	--	--	13,678	12,333
Other amounts due to customers	7,019	7,494	402	369	611	527	(1,553)	(1,312)	6,479	7,078
Amounts due to credit institutions	7,299	3,103	663	425	246	108	(674)	(217)	7,534	3,419
Corporate tax	7	--	6	4	--	--	--	--	13	4
Other liabilities	1,190	1,032	608	394	69	55	(267)	(103)	1,600	1,378
Total equity and liabilities	**64,382**	**53,098**	**16,591**	**15,456**	**4,870**	**3,879**	**(6,101)**	**(4,345)**	**79,742**	**68,088**
Other information:										
Investments and acquisitions in intangible and tangible fixed assets	249	38	30	26	--	--	--	--	279	64
Amortisation and depreciation of intangible and tangible fixed assets	27	27	24	14	--	--	--	--	51	41

Investments and acquisitions in intangible and tangible fixed assets excluding of € 200 million (2005: € 189 million) of capitalised acquisition expenses for the insurance operation. The amortisation and depreciation of intangible and tangible fixed assets is also excluding of € 83 million (2005: € 48 million) of capitalised acquisition expenses for insurance operations.

Income statement by segment

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income										
Interest income, banking operations third parties	2,314	1,996	--	--	--	--	--	--	2,314	1,996
Interest income, banking operations group companies	--	--	--	--	--	--	--	--	--	--
Interest expense, banking operations third parties	1,715	1,374	--	--	--	--	--	--	1,715	1,374
Interest expense, banking operations group companies	32	27	--	--	--	--	(32)	(27)	--	--
Net interest income, banking operations	567	595	--	--	--	--	32	27	599	622
Premium income	--	--	2,007	1,789	--	--	--	--	2,007	1,789
Reinsurance premium	--	--	49	44	--	--	--	--	49	44
Net premium income	--	--	1,958	1,745	--	--	--	--	1,958	1,745
Commission and management fees receivable from third parties	122	110	48	43	1	--	--	--	171	153
Commission and management fees receivable from group companies	31	28	2	--	12	--	(45)	(28)	--	--
Commission and management fees due to third parties	23	24	--	--	1	--	--	--	24	24
Commission and management fees due to group companies	10	--	--	--	--	--	(10)	--	--	--
Net commission and management fees	120	114	50	43	12	--	(35)	(28)	147	129
Share in result of associates	(1)	1	3	2	410	346	(399)	(340)	13	9
Result on investments	67	26	576	545	41	34	(57)	(56)	627	549
Result on investments for insurance contracts on behalf of policy holders	--	--	215	394	--	--	--	--	215	394
Result on derivatives and other financial instruments	15	33	(9)	(2)	--	--	--	--	6	31
Other operating income	--	(4)	2	5	--	--	--	--	2	1
Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Transport Total income	**768**	**765**	**2,795**	**2,732**	**463**	**380**	**(459)**	**(397)**	**3,567**	**3,480**
Expenses										
Technical expenses on insurance contracts	--	--	1,391	1,313	--	--	--	--	1,391	1,313
Technical expenses related to insurance contracts on behalf of policy holders	--	--	663	782	--	--	--	--	663	782
Acquisition costs for insurance operations	--	--	240	188	--	--	(22)	(21)	218	167
Value adjustments to financial instruments and other assets	36	50	(2)	7	1	3	--	--	35	60
Staff costs	283	258	146	127	74	58	--	--	503	443
Depreciation and amortisation of tangible and intangible fixed assets	25	27	16	11	--	--	--	--	41	38
Other operating expenses	173	172	74	69	(38)	(40)	--	--	209	201
Other interest expenses	--	--	34	41	43	49	(29)	(30)	48	60
Total expenses	**517**	**507**	**2,562**	**2,538**	**80**	**70**	**(51)**	**(51)**	**3,108**	**3,064**
Operating profit before taxation	**251**	**258**	**233**	**194**	**383**	**310**	**(408)**	**(346)**	**459**	**416**
Taxation	37	54	63	54	(11)	(13)	(1)	(2)	88	93
Third party interests	--	--	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**170**	**140**	**394**	**323**	**(407)**	**(344)**	**371**	**323**

Balance sheet SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Assets								
Goodwill and other intangible fixed assets	209	12	5	--	--	--	214	12
Tangible fixed assets	162	153	1	--	--	--	163	153
Investments in associates	--	2	34	--	--	--	34	2
Subsidiaries	645	--	--	--	(645)	--	--	--
Investment property	1	1	5	--	--	--	6	1
Investments	2,038	1,641	--	--	--	--	2,038	1,641
Derivatives	804	915	--	--	--	--	804	915
Deferred tax assets	32	85	7	--	--	--	39	85
Loans and advances to customers	56,006	45,225	8,809	--	(8,567)	--	56,248	45,225
Loans and advances to credit institutions	3,592	4,118	346	--	(331)	--	3,607	4,118
Corporate tax	106	50	--	--	--	--	106	50
Other assets	384	299	75	--	(23)	--	436	299
Cash and cash equivalents	672	597	15	--	--	--	687	597
Total assets	**64,651**	**53,098**	**9,297**	--	**(9,566)**	--	**64,382**	**53,098**
Equity and Liabilities								
Equity attributable to shareholders	2,097	1,440	645	--	(645)	--	2,097	1,440
Third party interests	--	--	--	--	--	--	--	--
Group equity	2,097	1,440	645	--	(645)	--	2,097	1,440
Participation certificates and subordinated debts	1,448	1,150	--	--	--	--	1,448	1,150
Debt certificates	30,841	25,465	--	--	--	--	30,841	25,465
Provision for employee benefits	--	--	--	--	--	--	--	--
Other provisions	22	23	2	--	--	--	24	23
Derivatives	682	939	--	--	--	--	682	939
Deferred tax liabilities	89	119	8	--	--	--	97	119
Savings	13,678	12,333	--	--	--	--	13,678	12,333
Other amounts due to customers	7,350	7,494	--	--	(331)	--	7,019	7,494
Amounts due to credit institutions	7,286	3,103	8,580	--	(8,567)	--	7,299	3,103
Corporate tax	(1)	--	8	--	--	--	7	--
Other liabilities	1,159	1,032	54	--	(23)	--	1,190	1,032
Total equity and liabilities	**64,651**	**53,098**	**9,297**	--	**(9,566)**	--	**64,382**	**53,098**

Income statement SNS Bank by segment

In € millions	Retail Banking		Property Finance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Income								
Interest income, banking operations	2,300	1,996	39	--	(25)	--	2,314	1,996
Interest expense, banking operations	1,749	1,401	23	--	(25)	--	1,747	1,401
Net interest income, banking operations	551	595	16	--	--	--	567	595
Commission and management fees receivable	153	138	--	--	--	--	153	138
Commission and management fees due	33	24	--	--	--	--	33	24
Net commission and management fees	120	114	--	--	--	--	120	114
Share in the result of associates and subsidiaries	6	1	(1)	--	(6)	--	(1)	1
Result on investments	67	26	--	--	--	--	67	26
Result on derivatives and other financial instruments	15	33	--	--	--	--	15	33
Other operating income	--	(4)	--	--	--	--	--	(4)
Total income	**759**	**765**	**15**	--	**(6)**	--	**768**	**765**
Expenses								
Value adjustments to financial instruments and other assets	35	50	1	--	--	--	36	50
Staff costs	280	258	3	--	--	--	283	258
Depreciation and amortisation of tangible and intangible fixed assets	25	27	--	--	--	--	25	27
Other operating expenses	171	172	2	--	--	--	173	172
Total expenses	**511**	**507**	**6**	--	--	--	**517**	**507**
Operating profit before taxation	**248**	**258**	**9**	--	**(6)**	--	**251**	**258**
Taxation	34	54	3	--	--	--	37	54
Third party interests	--	--	--	--	--	--	--	--
Net profit attributable to shareholders	**214**	**204**	**6**	--	**(6)**	--	**214**	**204**

Balance sheet REAAL Verzekeringen by segment

In € millions	Life		Non-life		Total	
	2006	2005	2006	2005	2006	2005
Assets						
Goodwill and other intangible fixed assets	669	547	--	--	669	547
Tangible fixed assets	79	73	2	3	81	76
Investments in associates	69	77	--	--	69	77
Investment property	205	201	--	--	205	201
Investments	8,366	8,019	698	743	9,064	8,762
Investments for insurance contracts on behalf of policyholders	3,955	3,426	--	--	3,955	3,426
Derivatives	137	237	--	--	137	237
Deferred tax assets	16	26	4	4	20	30
Reinsurance contracts	188	196	150	169	338	365
Loans and advances to customers	751	986	6	--	757	986
Loans and advances to credit institutions	94	89	68	--	162	89
Corporate tax	36	39	--	--	36	39
Other assets	243	8	157	29	400	37
Cash and cash equivalents	684	564	14	20	698	584
Total assets	**15,492**	**14,488**	**1,099**	**968**	**16,591**	**15,456**
Equity and liabilities						
Equity attributable to shareholders	1,124	1,010	180	180	1,304	1,190
Third party interests	3	3	--	--	3	3
Group equity	1,127	1,013	180	180	1,307	1,193
Participation certificates and subordinated debts	116	123	4	4	120	127
Technical provision, insurance operations	12,612	11,953	701	741	13,313	12,694
Provision for employee benefits	4	4	14	8	18	12
Other provisions	4	6	--	--	4	6
Derivatives	4	33	--	--	4	33
Deferred tax liabilities	142	192	4	7	146	199
Other amounts due to customers	375	353	27	16	402	369
Amounts due to credit institutions	659	417	4	8	663	425
Corporate tax	6	1	--	3	6	4
Other liabilities	443	393	165	1	608	394
Total equity and liabilities	**15,492**	**14,488**	**1,099**	**968**	**16,591**	**15,456**

Income statement REAAL Verzekeringen by segment

In € millions	Life		Non-life		Total	
	2006	2005	2006	2005	2006	2005
Income						
Premium income	1,561	1,443	446	346	2,007	1,789
Reinsurance premium	14	21	35	23	49	44
Net premium income	1,547	1,422	411	323	1,958	1,745
Commission and management fees receivable	37	35	13	8	50	43
Commission and management fees due	--	--	--	--	--	--
Net commission and management fees	37	35	13	8	50	43
Share in the result of associates	3	2	--	--	3	2
Result on investments	549	516	27	29	576	545
Result on investments for insurance contracts on behalf of policyholders	215	394	--	--	215	394
Result on derivatives and other financial instruments	(9)	(2)	--	--	(9)	(2)
Other operating income	1	2	1	3	2	5
Total income	**2,343**	**2,369**	**452**	**363**	**2,795**	**2,732**
Expenses						
Technical expenses on insurance contracts	1,158	1,148	233	165	1,391	1,313
Technical expenses on insurance contracts on behalf of policyholders	663	782	--	--	663	782
Acquisition costs for insurance operations	135	103	105	85	240	188
Value adjustments to financial instruments and other assets	(2)	7	--	--	(2)	7
Staff costs	100	95	46	32	146	127
Depreciation and amortisation of tangible and intangible fixed assets	16	11	--	--	16	11
Other operating expenses	38	30	36	39	74	69
Other interest expenses	32	40	2	1	34	41
Total expenses	**2,140**	**2,216**	**422**	**322**	**2,562**	**2,538**
Operating profit before taxation	**203**	**153**	**30**	**41**	**233**	**194**
Taxation	54	40	9	14	63	54
Third party interests	--	--	--	--	--	--
Net profit attributable to shareholders	**149**	**113**	**21**	**27**	**170**	**140**

Income Statement REAAL Verzekeringen

In € millions	Life		Non-life	
	2006	2005	2006	2005
Technical account				
Premium income own account:				
- Gross premium income	1,561	1,443	446	346
- Outward reinsurance premiums	(14)	(21)	(35)	(23)
	1,547	1,422	411	323
Change in technical provision for unearned premiums and current risks:				
- Gross			2	10
- Reinsurers' share			--	(4)
			2	6
Result on investments:				
- Investments for own account	543	516	27	29
- Investments for insurance contracts on behalf of policyholders	215	394	--	--
- Investment income attributed to Non-technical account	(70)	(34)	(7)	(7)
	688	876	20	22
Benefits/claims:				
- Gross	(1,148)	(1,158)	(250)	(207)
- Reinsurers' share	31	18	26	26
	(1,117)	(1,140)	(224)	(181)
Changes in provisions:				
-Gross	(644)	(703)	22	22
-Reinsurers' share	(9)	2	(20)	(9)
	(653)	(701)	2	13
Profit-sharing and rebates	(45)	(86)	--	--
Operating expenses	(115)	(107)	(80)	(70)
Acquisition costs	(135)	(102)	(94)	(77)
Total expenses	(250)	(209)	(174)	(147)
Investment expenses				
- Investment expenses	(32)	(40)	(2)	(1)
- Investment expenses attributed to non-technical account	15	18	1	--
	(17)	(22)	(1)	(1)
Other technical expenses	(6)	(4)	(13)	(3)
Result technical account	**147**	**136**	**23**	**32**

in € millions	2006	2005
Non-technical account		
Technical result, Life	147	136
Technical result, Non-life	23	32
Total technical result	**170**	**168**
Income from investments transferred from technical account	77	41
Investment expenses transferred from technical account	(16)	(18)
Other income	2	5
Other expenses	--	(2)
Operating profit before taxation	233	194
Taxation	(63)	(54)
Third party intrests		--
Net profit attributable to shareholders	**170**	**140**

Some of the comparative figures have been restated for comparison purposes.

Acquisitions

Acquisition Bouwfonds Property Finance

On 1 December 2006 SNS REAAL acquired Bouwfonds Property Finance B.V. (BPF). BPF has been renamed SNS Property Finance. The acquisition is an important strategic step because it has made SNS REAAL one of the major players in property finance in the Netherlands, a market in which SNS REAAL operates for a number of years. The existing activities of SNS REAAL in the field of property finance will be integrated in SNS Property Finance in 2007. SNS Property Finance was acquired by SNS Bank. Along with SNS Property Finance, a number of holding activities were acquired that are directly relevant to the activities of SNS Property Finance.

SNS Property Finance contributed € 7 million to SNS REAAL net profit in the period from 1 December 2006 though 31 December 2006 before amortisation of the IFRS purchase accounting adjustments and higher interest expenses as a result of refinancing. After adjusting for these items, the acquisition contributed € 6 million to 2006 net profit.

A break-down of the purchase price and the fair value of the acquired assets and liabilities is provided below:

In € millions	
Costs directly related to the acquisition	11
Interest paid between the contract date (1 July) and effective date of the acquisition (1 December)	15
Purchase price	810
Total cost price acquisition	836
Fair value of the assets and liabilities acquired	640
Goodwill	**196**

Fair value of net assets acquired

The fair value of the assets, liabilities and contingent liabilities acquired has been determined provisionally; additional information might become available after the balance sheet date. Any possible adjustments as a result of a more precise reading of the fair value will be treated as adjustments to the fair value originally recognised and/or goodwill, should these adjustments become known within 12 months of the acquisition date. The goodwill will be assigned to the cash flow generating units of SNS REAAL in 2007.

A revaluation of the fair value, as at 1 December 2006, of the investments in associates (including joint ventures) and the adjustments to the accounting principles for the pension provision has not yet taken place because the information required for these items was not available in time. The valuation of these items is identical to the valuation as previously accounted for by Bouwfonds Property Finance. Calculation of the adjustments will take place in 2007, after which goodwill will be adjusted. It is expected that this will lead to an upward adjustment of fair value for the investments in associates and conversely a downward adjustment of goodwill. The adjustment of the accounting principles for the pension provision is expected to result in a higher capitalisation of goodwill.

SNS REAAL accounts for the customer relations acquired as a new intangible fixed asset. This intangible fixed asset is taken at fair value as at the effective date of the acquisition and has an economic life of 5 years.

Goodwill

Goodwill expresses the income and expense synergies, as well as the value of SNS Property Finance's staff that can not be accounted for separately.

The assets and liabilities of the acquisition break down as follows:

In € millions	Fair value 1 December 2006	Book value BPF 1 December 2006
Assets		
Goodwill and other intangible fixed assets	5	--
Tangible fixed assets	1	1
Investments in associates	37	37
Investment property	5	5
Deferred tax assets	2	--
Loans and advances to customers	8,454	8,438
Loans and advances to credit institutions	28	28
Other assets	198	198
Cash and cash equivalents	6	6
Total assets	**8,736**	**8,713**
Equity and liabilities		
Equity attributable to shareholders	640	626
Other provisions	2	--
Amounts due to credit institutions	7,831	7,831
Deferred tax liabilities	3	(2)
Corporate tax	5	5
Other liabilities	255	253
Total equity and liabilities	**8,736**	**8,713**

The fair value of the net assets acquired is based on the present value of the estimated future cash flows.

The net profit of the SNS Property Finance for 2006 was € 94 million, while total income amounted to € 199 million. These 2006 figures are pro-forma figures and are based on the accounting principles of Bouwfonds Property Finance before amortisation of IFRS purchase accounting adjustments and before the impact of the change in funding costs as a result of refinancing.

Acquisition Route Mobiel

REAAL Verzekeringen in mid June 2006 acquired the remaining 60% of the shares of Route Mobiel B.V., raising REAAL Verzekeringen's stake in Route Mobiel B.V. to 100% as of this date. Purchasing all the shares is part of the strategy of offering innovative retail products and concepts. REAAL Verzekeringen expects to expand Route Mobiel's business further now that it owns all the shares. The activities of Route Mobiel are complementary to those of REAAL Verzekeringen because drivers subscribing to Route Mobiel are potential clients for our other insurance products.

SNS REAAL has included new intangible fixed assets as a result of the acquisition; the brand name (amortised in 10 years) and the value of the client portfolio (amortised in 5 years). These intangible fixed assets are taken at fair value as per the effective date of the acquisition. Goodwill has also been recognised as a result of the acquisition. The total value of goodwill and other intangible fixed assets amounts to € 9 million.

Acquisition Van Leeuwenhoeck Research

SNS REAAL has bought the activities of Van Leeuwenhoeck Research in order to widen its offering of securities research and advice to institutional investors. SNS REAAL has strengthened its ability to offer fundamental research and value analysis of biotechnological companies.

Proposed acquisition of Regio Bank

On 4 December 2006, SNS REAAL announced it signed a Memorandum of Understanding with ING on the proposed acquisition of Regio Bank. The acquisition is expected to be completed in the course of 2007. Further details will be announced after the agreement has been signed.

1 Risk profile

SNS REAAL operates on the basis of a sound balance between risk and return, while aiming at a moderate risk profile. Our risk profile is determined by our focus on retail and SME customers, the Dutch market and the three core product groups: mortgages and property finance, savings and investments and insurance. Following the acquisition of SNS Property Finance, SNS REAAL still retains a sound balance between return and risk.

SNS REAAL believes that the focus on the consumer and SME markets has a lower risk profile than providing banking and insurance services to large companies. Furthermore, SNS Bank's assets largely consist of private mortgages, which in the Netherlands have historically carried minimal credit losses. As a result of the acquisition of Bouwfonds Property Finance (hereafter SNS Property Finance), SNS Bank's portfolio has been expanded by approximately € 8.8 billion in investment and property financing. This portfolio has shown stable profit growth over the past three years. SNS Property Finance has also shown a modest risk profile in terms of losses in credit portfolio over the past three years. These losses amounted to 4 basis points on avarage.

The risk policy will be discussed extensively in this section. The risks will be outlined by risk type and the measures aimed at mitigating risk will be discussed. SNS REAAL is active in the banking and insurance markets and therefore there is a natural offset in risk between SNS Bank and REAAL Verzekeringen. This is particularly true for Asset and Liability Management (ALM) risk: The assets of SNS Bank have a longer duration than the liabilities while the reverse is true for REAAL Verzekeringen. In terms of ALM Economic Capital terms (this is a Value-at-Risk measure with 99.96% reliability); the diversification benefit is about 30% i.e. the ALM Economic Capital of SNS REAAL as a whole is 30% lower than the sum of Economic capital for SNS Bank and REAAL Verzekeringen as separate entities.

2 Risk management Bank

2.1 Credit risk

Credit risk is the risk of a debtor defaulting in whole or in part, or of its rating deteriorating such that it has a negative impact on the company's results and/or net asset value.

Credit risk profile SNS Bank

SNS Bank recognises various types of credit risk, most of which are in respect of mortgage-backed loans. Of these, the bulk is in respect of mortgages on residential properties, being 80% of the total loan book. Resulting from the acquisition of Bouwfonds Property Finance's portfolio, there has been greater focus on commercial property financing, which carries a higher average risk profile but also creates more diversity in the overall portfolio. The credit portfolio of SNS Property Finance comprises 36% project finance and 64% investment finance. 77% of the loans have been extended to the Dutch SME market and 23% have been extended internationally.

With regard to private debtors, these are diversified evenly across the country, while other commercial clients are diversified evenly across the different industries. The portfolio consists primarily of mortgage loans, so the risk profile can be characterised as moderate to low.

Composition credit portfolio SNS Bank

The portfolio of SNS Bank, which carries credit risk, breaks down as follows (net amounts):

In € millions		2006		2005
Investments		2,038		1,641
Derivatives		804		915
Mortgages loans	44,930		42,558	
Property finance	8,809		--	
Other loans and advances to customers	2,509		2,667	
Total loans and advances to customers		56,248		45,225
Loans and advances to credit institutions		3,607		4,118
Other assets, no lending operations		998		602
Cash and cash equivalents		687		597
Total		**64,382**		**53,098**
Off-balance sheet commitments				
Liabilities from pledges and guarantees given		419		108
Liabilities from irrevocable facilities		2,696		1,334
Total		**67,497**		**54,540**

Credit management SNS Bank investments

The investments have been grouped per industry as follows:

In € millions	Available for sale		Held for trading		Total	
	2006	2005	2006	2005	2006	2005
Shares and similar investments:						
Financial institutions	--	--	1	31	1	31
Trade, industry and other services	15	15	41	2	56	17
Other	4	--	5	--	9	--
	19	15	47	33	66	48
Interest bearing securities:						
Loans and receivables:						
Financial institutions	--	--	1	--	1	--
Trade, industry and other services	--	--	2	--	2	--
Bonds and fixed-interest investments:						
Public sector - domestic	352	718	--	--	352	718
Public sector - foreign	1,064	639	27	19	1,091	658
Financial institutions	61	87	218	59	279	146
Trade, industry and other services	137	22	54	17	191	39
Other	5	9	51	23	56	32
	1,619	1,475	353	118	1,972	1,593
Total	**1,638**	**1,490**	**400**	**151**	**2,038**	**1,641**

The interest bearing investments have been grouped per rating as follows:

In € millions	Available for sale	Held for trading	Total
2006			
AAA	50	11	61
AA	1,201	66	1,267
A	334	137	471
BBB	--	5	5
Below BBB	4	--	4
Unrated	30	134	164
Total	**1,619**	**353**	**1,972**

Credit management SNS Bank loans and advances to clients

Loans to private clients consisting of mortgage loans or consumer credit are accepted by the relevant authorised officers on the basis of an extensive system of acceptance standards and policy rules. The acceptance of loans to private clients, insofar as mortgage loans are concerned, is carried out centrally. The acceptance score models, partly developed within the Basel II framework, play a supporting role.

Credit management for established clients takes place at client level by actively monitoring and following up on delays in payment. This process is supported by automated systems that categorises and prioritises clients with payment delays. A Portfolio Management Process is used for the effective management of credit risks at portfolio level and to prevent concentration risk. There are three parts to this process: classifying risk measures for mortgage loans, monthly portfolio monitoring (including reporting) and portfolio management.
The instruments for adjusting the portfolio consist of pricing policy, acceptance and management policy, special offers (marketing) and product development.

Decisions on management actions are taken in the Price Risk Committee. The committee manages the portfolio on the basis of the development of Probability of Default (PD), Loss Given Default (LGD) and the underlying risk indicators. Monitoring PD and LGD and the underlying risk indicators provides a transparent view of the development of credit risk.

The loans and advances to customers can be specified as follows according to type of security and credit risk:

In € millions	2006				2005		
	Mortgage loans	Property finance	Other	Total	Mortgage loans	Other	Total
Residential property in the Netherlands:							
- Mortgages < 75% of foreclosure value	21,383	692	--	22,075	21,990	--	21,990
- Mortgages > 75% of foreclosure value	3,497	1,733	--	5,230	4,395	--	4,395
- Mortgages with National Mortgage Guarantee	6,331	--	--	6,331	6,518	--	6,518
Securitised mortgages	11,272	--	--	11,272	7,585	--	7,585
Residential property outside the Netherlands	177	596	--	773	204	--	204
Non-residential property in the Netherlands:							
- Mortgage backed loans	2,329	4,209	--	6,538	1,909	--	1,909
- Other securities and unsecured loans	--	191	2,609	2,800	--	2,791	2,791
Non-residential property outside the Netherlands:							
- Mortgage backed outside the Netherlands	--	1,339	--	1,339	--	--	--
- Other securities and unsecured loans	--	100	--	100	--	--	--
Provisions for bad debts:							
- Specific provision	(54)	(46)	(83)	(183)	(39)	(97)	(136)
- IBNR	(5)	(5)	(17)	(27)	(4)	(27)	(31)
Total	**44,930**	**8,809**	**2,509**	**56,248**	**42,558**	**2,667**	**45,225**

With regard to the property financing and other credit portfolio, credit management is carried out at the client level, based on the management information system credit risk management, which indicates potential problems at an early stage on a daily basis, using a number of risk indicators. At the portfolio level, risks are tracked on a quarterly basis, based on extensive reporting of the developments in the portfolio. Besides the rate of contamination, the division across different industries is also monitored and adjusted if necessary.

The portfolio shows a sound diversification across different industries. The share of "Construction and property" consists mostly of mortgage backed loans for commercial property. Following the acquisition of Bouwfonds Property Finance and given the future strategic policy for the property portfolio, the share of mortgage backed loans, both for commercial and non-commercial property, will be considerable. This will positively impact the risk profile of the portfolio.

The division of loans and advances to customers are specified according to type of segment or counterparty as follows:

In € millions	2006	2006 %	2005	2005 %
Construction and property	7,576	13.5%	40	0.1%
Public sector	13	0.0%	468	1.0%
Agriculture, horticulture, forestry and fishery	68	0.1%	20	0.0%
Industry	238	0.4%	40	0.1%
Service sector companies	3,240	5.8%	1,124	2.5%
Financial institutions	1,287	2.3%	471	1.0%
Other commercial	1,852	3.3%	1,922	4.2%
Private clients	42,184	75.0%	41,307	91.3%
Provisions for bad debts:				
- Specific provision	(183)	(0.3%)	(136)	(0.3%)
- IBNR	(27)	0.0%	(31)	(0.1%)
Total	**56,248**	**100.0%**	**45,225**	**100.0%**

Arrears management SNS Bank

An essential part of the risk policy is the timely deployment of the Arrears management department. If a borrower is seen no longer to be fulfilling his obligations to the bank, or the borrower's financial position has deteriorated to such an extent that he is expected not to fulfil his obligations in the near future, his file is handed over to the Arrears management department. This department, part of the Credit Risk Management, will, depending on the severity of the problem, take measures aimed at minimising the risk to the bank. In addition the department will determine, on a quarterly basis, the level of the provisions to be made and formulate proposals to the SNS Bank's Credit Commission accordingly.

The following table provides information regarding provisioned loans:

In € millions	Book value unprovisioned loans	Book value provisioned loans (gross receivable)	Specific provision	IBNR-provision	Total book value	Fair value collateral for provisioned receivables and receivables in arrears
2006						
Mortgage loans and other loans and advances to customers	45,868	1,730	(137)	(22)	47,439	2,097
Property finance	8,685	175	(46)	(5)	8,809	414
Total	**54,553**	**1,905**	**(183)**	**(27)**	**56,248**	**2,511**

Defaults on the basis of the portfolio history (IBNR) are taken into account. For SME clients provisions are calculated based on risk classes. For private clients provisions are determined based on the number of months in arrears.

SNS Bank's mortgage portfolio's credit risk quality shows a stable picture over 2006.

The Loan to Foreclosure Value (LtFV) is an important risk indicator for managing the portfolio. The LtFV shows the level of collateralization by taking the outstanding loan as a percentage of the forceclosure value of the collateral. The Loan to Market Value (LtMV) relates to the market value of the collateral. The collateral mainly consists of houses for private occupation, residential/shop premises, apartments, business premises and commercial property. The value of other securities is negligible.

For SNS Bank's mortgage portfolio, the weighted average LtFV at year end 2006 was 91% (2005:92%), based on an indexed LtFV 79% (2005: 81%). The weighted average LtMV is 80% at year end 2006, equal to the weighted average at year end 2005; taking into account inflation compensation this ratio becomes 69% and 71% respectively.

During 2006 the default percentage[1] remained stable at 0.60%. In 2005 this percentage was higher on average and also showed greater variability over the year. The main factor in this improvement was the further decrease in the number of customers with payment arrears.

Following the acquisition of Bouwfonds Property Finance the 2006 level of contamination[2] of the rest of the portfolio, which specifically contains banking's SME credit portfolio, cannot be reasonably compared to 2005. The level of contamination of the original portfolio is lower than in 2005. The level of contamination of SNS Property Finance is lower than the original portfolio. This has a positive impact on the total level of contamination owing to the size of the SNS Property Finance portfolio.

The provisions for the whole credit portfolio have increased, mainly due to the acquisition of SNS Property Finance. The credit provision in relation to the risk weighted assets of SNS Bank have decreased from the 2005 value of 0.80% to 0.74%.

Arrears financial assets SNS Bank:

In € millions	No arrears	≤ 3 months	> 3 months ≤ 6 months	> 6 months ≤ 1 year	> 1 year	Total
2006						
Investments	2,038	--	--	--	--	2,038
Derivatives	804	--	--	--	--	804
Mortgage loans and other loans and advances to customers	45,709	1,264	128	99	239	47,439
Property finance	8,634	--	175	--	--	8,809
Loans and advances to credit institutions	3,607	--	--	--	--	3,607
Other assets	1,685	--	--	--	--	1,685
Total	**62,477**	**1,264**	**303**	**99**	**239**	**64,382**

The management of customer payment arrears has been almost completely computerized. In addition, making use of score-card models, a prioritising method has been put in place to support an adequate arrears management with regard to the size of the credit risk and the level of the probability of default.

Credit management SNS Bank loans and advances to credit institutions and derivatives

SNS Financial Markets conducts money and capital market transactions with various bank counterparties as part of its treasury and funding activities.This includes derivative transactions to hedge against interest rate and exchange rate risks. Derivative transactions that are part of Credit Support Annex (CSA) have maturities ranging from 1 to 20 years, with the emphasis on longer-term maturities. These CSAs are primarily aimed at minimising counterparty risk. Changes in the present value of all active transactions with counterparties are regularly accounted for on a cash basis.

Credit risk SNS Bank

The table below gives an indication of the credit risk of SNS Bank, based on the weighting percentages used in regular reporting to De Nederlandsche Bank. Generally, these percentages are 0% for loans and advances to or guaranteed by OECD governments, 20% for loans and advances to or guaranteed by OECD banks, 50% for loans entirely and fully covered by mortgages and 100% for the other receivables.

[1]) The default percentage in the mortgage portfolio is the total number of customers with payment arrears of more than 3 months divided bij the total number of customers

[2]) The level of contamination in the mortgage portfolio is the number of customers under management of the arrears department divided by the total number of customers

in € millions	2006		2005	
	Notional amount	Risk-weighted amount	Notional amount	Risk-weighted amount
Liquid assets	687	--	462	--
Banks	3,607	410	4,253	459
Loans and advances	56,248	25,371	45,225	18,521
Financial assets held for trading*	510	--	295	--
Financial assets available for sale	1,638	104	1,489	86
Other financial assets*	694	--	771	--
Associated companies	34	34	2	2
Intangible fixed assets	214	9	12	9
Property and equipment	169	169	154	154
Tax receivables	146	146	138	138
Other assets	107	89	29	29
Accrued assets	328	154	268	173
Subtotal of balance sheet items	64,382	26,494	53,098	19,571
Derivative contracts*	--	378	--	379
Off-balance sheet products**	--	1,180	--	37
Solvency requirements for market risks***	--	402	--	188
Total	**64,382**	**28,454**	**53,098**	**20,175**

*) The assets include derivatives contracts of € 694 million for hedging (2005: € 771 million) and € 110 million in other derivatives (2005: € 144 million). Of these, the risk-weighted assets amount to € 378 million (2005: € 379 million).

**) Concerns irrevocable facilities and credit replacement guarantees of: € 5,881 million (2005: € 2,452 million). Of these, the risk-weighted assets amount to: € 1,180 million (2005: € 37 million).

***) Concerns other financial assets held for trading.

2.2 Market risk

Market risk is the risk of market prices changing giving rise to a negative impact on the results and net asset value of SNS Bank. Market prices include interest rates, share prices and exchange rates.

Interest rate risk is a significant component of SNS Bank's moderate risk profile. SNS Property Finance has been fully integrated in SNS Bank's interest rate position as of 1 December 2006. Interest rate risk arises since SNS Bank's asset and liabilities have a different interest rate sensitivity. The assets on the bank's balance sheet generally have a longer duration than the liabilities. SNS Bank will therefore benefit from a fall in interest rates. The bank's market risks are managed by the ALM Committee SNS Bank. When managing SNS Bank's interest rate risks, assessments are made to establish if the risks fall within pre-set limits. Managing within those limits takes place on the basis of risk/return considerations in conjunction with the short-term and long-term expectations for interest rate movements. When managing interest rate risk, rather than considering separate items, SNS Bank looks at the total of interest bearing assets and liabilities, including interest rate swaps. Interest rate swaps are used to lower the sensitivity of the present value of the cash flows of mostly (new) mortgages arising from changes in interest rates. See paragraph 4.1 Hedging SNS Bank and 4.2 Hedge accounting SNS Bank for more information.

Market risk of SNS Bank's bank book

The interest rate risk in the bank's portfolio is measured, monitored and managed using duration-, Value at Risk-, Earnings at Risk- and gapping analyses.

The duration of equity is the primary indicator for interest rate risk. The bandwidth of this measure is between 3 and 8. The ALM Committee SNS REAAL sets a new bandwidth each year. The duration of equity was 3.9 at year-end 2006 and 5.8 at year-end 2005. The duration of equity peaked at 7.1 in 2006 (at the end of April 2006 and the end of August 2006). As both the assets and liabilities of SNS Property Finance have a low interest rate sensitivity, the impact of its acquisition on SNS Bank's interest rate position after the integration on 1 December was limited.

Value at Risk during 2006 on average was 11% of the fair value of equity, reaching a maximum of 17% at the end of August 2006. Value-at-Risk stood at 12% at year-end 2006. Earnings-at-Risk were approximately € 40 million with a maximum of € 52 million at the end of April 2006.
VaR and EaR are both determined using scenario analyses. Changes in the fair value of equity and changes in gross interest income are determined in many scenarios for the underlying risk factors. At the 99% confidence level, VaR and EaR are equal to the 1% worst outcome of changes in the fair value of equity and in the net interest rate income, respectively. For EaR a static interest rate

position is used as a basis to calculate the refinance cost of the current position in different scenario's. VaR and EaR are both calculated using a one-year horizon.

Pipeline risk is the risk for SNS Bank that the mortgage interest rate decreases in the period between offering the mortgage rate to the customer and the actual settlement of the mortgage contract. This risk is managed separately. In managing this risk, each month a trade-off is made between the size of the risk and the option premium that SNS Bank is willing to pay to hedge the risk. In 2006, SNS Bank decided not to hedge this risk. The limit for the pipeline is a VaR limit of € 13 million.

All of SNS Bank's foreign exchange positions are measured monthly and hedged on a structural basis.

The table below gives an indication of the foreign currency position of SNS Bank.

In € millions	Balance debit		Balance credit		Net		Hedge derivatives	
	2006	2005	2006	2005	2006	2005	2006	2005
US dollar	1,129	247	1,596	1,589	(467)	(1,342)	499	1,338
Japanese yen	160	74	209	140	(49)	(66)	41	66
Pound Sterling	33	553	749	493	(716)	60	712	(60)
Swiss franc	1	32	24	--	(23)	32	24	(32)
Canadian dollar	32	5	37	65	(5)	(60)	5	65
Australian dollar	62	--	979	784	(917)	(784)	918	784
Hong Kong dollar	--	2	3,262	361	(3,262)	(359)	3,262	360
Other	352	448	471	381	(119)	67	110	(68)
Total	**1,769**	**1,361**	**7,327**	**3,813**	**(5,558)**	**(2,452)**	**5,571**	**2,453**

The amounts of SNS Property Finance have been accounted for in the positions as of the end of December 2006. The maturities of the hedged positions and the derivatives in the context of foreign currency are almost equal.

Sensitivity test SNS Bank

The market risks of SNS Bank can be illustrated by the results of a sensitivity analysis. This analysis shows the impact of an immediate shift of the interest rate curve of +1 and -1%, and an immediate shock in share prices of -10% and +10% on the fair value equity, result and shareholder's equity. The sensitivity of interest rate movements on the profit is calculated as follows: based on the first 12 monthly interest rate gaps in the balance sheet year-end 2006, the refinancing expenses over a period of 1 year are calculated in the case of an immediate parallel shift of the interest rate curve.

In € millions	Fair value equity		Result		Shareholders' equity	
	2006	2005	2006	2005	2006	2005
Interest rate + 1%	(95)	(141)	(14)	(6)	(77)	(43)
Interest rate − 1%	98	153	14	6	77	43
Shares + 10%	2	2	--	--	2	1
Shares − 10%	(2)	(2)	--	--	(2)	(1)

Interest typical maturity calendar of SNS Bank

In addition to duration of equity, Value-at-Risk and Earnings-at-Risk, the bank uses a gapprofile as a risk management tool. A gapprofile outlines the net position of redeeming nominal amounts per interest rate maturity from both assets and liabilities. The table below illustrates the interest typical maturity calendar of SNS Bank on the basis of expected remaining interest related from maturity. The gapprofile is used to determine which maturities in the gapprofile need to be adjusted to the desired level using interest rate swaps. Hence, duration of equity and the gapprofile are the main tools to manage the interest rate position of SNS Bank. As from 2006, to improve the interest gapprofile reported below, the off-balance products are included.

In € millions	≤1 month	> 1 month ≤3 months	≥3 months ≤1 year	> 1 year ≤5 year	≥5 year	Provision	Total
2006							
Assets							
Investments (interest bearing)	60	1	620	322	969	--	1,972
Derivatives	112	210	248	152	82	--	804
Loans and advances to customers	17,050	2,986	8,405	16,761	11,256	(210)	56,248
Loans and advances to credit institutions	3,306	265	36	--	--	--	3,607
Other assets	1,751	--	--	--	--	--	1,751
	22,279	**3,462**	**9,309**	**17,235**	**12,307**	**(210)**	**64,382**
Off-balance products	1,288	9,724	9,947	3,291	1,714	--	25,964
Total assets	**23,567**	**13,186**	**19,256**	**20,526**	**14,021**	**(210)**	**90,346**
Liabilities							
Participation certificates and subordinated debt	--	427	119	902	--	--	1,448
Debt certificates	5,440	13,791	3,541	4,386	3,683	--	30,841
Derivatives	87	233	91	137	134	--	682
Savings	1,206	2,362	5,070	3,634	1,406	--	13,678
Other amounts due to customers	3,456	579	572	996	1,416	--	7,019
Amounts due to credit institutions	5,722	1,356	221	--	--	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	17,229	**18,748**	**9,614**	**10,055**	**6,639**	**--**	**62,285**
Off-balance products	1,598	4,358	5,029	7,591	7,388	--	25,964
Total liabilities	**18,827**	**23,106**	**14,643**	**17,646**	**14,027**	**--**	**88,249**
Interest sensitivity gap (assets-liabilities)	**4,740**	**(9,920)**	**4,613**	**2,880**	**(6)**	**(210)**	**2,097**

In € millions	≤1 month	> 1 month ≤3 months	≥3 months ≤1 year	> 1 year ≤5 year	≥5 year	Provision	Total
2005							
Assets							
Investments (interest bearing)	49	1	185	697	661	--	1,593
Derivatives	182	278	138	203	114	--	915
Loans and advances to customers	12,626	1,942	8,168	12,909	9,747	(167)	45,225
Loans and advances to credit institutions	3,198	828	92	--	--	--	4,118
Other assets	1,247	--	--	--	--	--	1,247
Total assets	**17,302**	**3,049**	**8,583**	**13,809**	**10,522**	**(167)**	**53,098**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
Liabilities							
Participation certificates and subordinated debt	--	290	5	8	847	--	1,150
Debt certificates	2,035	7,461	3,285	7,591	5,093	--	25,465
Derivatives	136	332	146	164	161	--	939
Savings	977	1,955	4,531	3,638	1,232	--	12,333
Other amounts due to customers	3,770	604	569	1,081	1,470	--	7,494
Amounts due to credit institutions	2,253	650	200	--	--	--	3,103
Other liabilities	1,174	--	--	--	--	--	1,174
Total liabilities	**10,345**	**11,292**	**8,736**	**12,482**	**8,803**	--	**51,658**
Interest sensitivity gap (assets-liabilities)	**6,957**	**(8,243)**	**(153)**	**1,327**	**1,719**	**(167)**	**1,440**

Effective interest rates SNS Bank

The table below shows the average effective interest rate percentages of SNS Bank throughout the year (for 2006 including 1 month of SNS Property Finance) with respect to monetary financial instruments not held for trading.

In percentage terms	2006	2005
Assets		
Investments held for sale (interest-bearing)	4.1%	4.0%
Mortgage loans	4.5%	4.2%
Property finance	5.9%	n.a.
Other loans and advances to customers	8.5%	7.5%
Loans and advances to credit institutions	2.5%	1.5%
Liabilities		
Participation certificates and subordinated debt	5.0%	5.0%
Debt certificates	3.6%	3.1%
Savings	3.0%	3.1%
Other amounts due to customers	3.9%	3.5%
Amounts due to credit institutions	1.3%	1.5%

Market risk - SNS Bank's trading portfolio

Due to the small size of its trading portfolio, SNS Bank runs only a limited market risk. This risk is calculated each day in terms of Value-at-Risk (99%) and stress tests. The following tables show the limits for the different portfolios. The total limit in terms of Value-at-Risk for the trading portfolio was only € 3 million, further illustrating the low risk profile of this activity. The system of limits functioned well in 2006. The Value-at-Risk methodology consists of (Monte Carlo) scenario analyses. The underlying scenarios for the Monte Carlo method are calibrated using historical data. Furthermore, stress tests are carried out on a daily basis by all trading desks. These also have defined limits.

In € thousands	Limit	
	Value-at-Risk (99% on daily basis)	Stresstest
FX/Corporate desk	100	300
Money market desk foreign currency	700	2,100
Money market desk euro	500	1,500
Capital market desk	400	1,200
Off-balance desk	800	2,400
Equity desk	500	1,500
Bond desk	400	1,200
Total	**3,400**	**10,200**

2.3 Liquidity risk

Liquidity risk is the risk that funding and cash and cash equivalents are not (sufficiently) available to the company to the extent that it cannot meet its financial obligations in the short term. SNS Bank manages its exposure to this risk so that the group has sufficient reserves at its disposal and always remains able to meet its financial obligations. The liquidity risk management has been organised in such a way that SNS Bank is capable of absorbing the impact of banking-specific stress factors, for example tension in the money and capital markets.

SNS Bank is the largest borrower within SNS REAAL. The bank has a broad investor base, an extensive range of financing instruments, and extensive access to the international money and capital markets. As was the case in 2005, in 2006 the maturity of the funding is as long as possible in terms of the liquidity profile. In this context, SNS Bank benefits from historic low credit spreads in the current market.

The liquidity risk policy of SNS Bank has four elements:

1 Liquidity management assuming a going concern basis
2 Diversification in the funding portfolio
3 Liquidity of assets
4 Planning for unforeseen events

SNS Bank's liquidity risk management is founded on the composition of its funding portfolio as a going concern. The daily cash management activities of the central treasury are in line with the operational requirements of SNS Bank and take place in accordance with the supervisory guidelines in this field. An important indicator of liquidity risk is the surplus in the liquidity test of De Nederlandsche Bank (weekly and monthly). A going-concern situation is assumed with an ordinary level of mortgage, savings/credit production and expiration of existing funding. At the end of 2006, SNS Property Finance was integrated. In the run-up to the closing date of this acquisition, SNS temporarily had built up a very generous liquidity position.

SNS Bank strives towards diversification of the funding portfolio with respect to maturity, instrument, currency and type of investor. SNS Bank also has a broad portfolio of very liquid assets, such as government bonds. Furthermore, SNS Bank is expected to be able to securitise or sell a major part of the mortgage portfolio within a year.

In addition to the above, SNS Bank also has a liquidity contingency plan that contains planning for unforeseen events. In 2006, SNS Bank developed liquidity stress scenarios in the framework of De Nederlandsche Bank's stress test survey. The plan describes how SNS Bank can respond to stress scenarios, for instance by describing alternatives for re-financing operational activities. SNS Bank also periodically carries out stress tests across the bank in which liquidity risk plays an important role.

Management of liquidity risk

The liquidity risks are managed on the basis of the net (assets less liabilities) nominal amounts due per contractual maturity in a liquidity gapprofile. The table below represents the gap profile of SNS Bank at the end of December 2005 and 2006 on the basis of of the remaining contractual maturity. SNS Property Finance is, as was the case with the interest rate risk, included in the figures for year-end 2006. With regards to the table below, it should be noted that credit and savings due on demand are presented in the 'less than one month' bucket. In practice, the products are presented with a longer liquidity profile. For mortgages the contractual maturity is maintained without taking into account prepayments.

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2006							
Assets							
Investments	99	100	44	621	1,108	--	1,972
Derivatives	12	18	102	376	296	--	804
Loans and advances to customers	1,489	861	638	2,053	51,417	(210)	56,248
Loans and advances to credit institutions	3,474	90	24	17	2	--	3,607
Other assets	1,751	--	--	--	--	--	1,751
	6,825	**1,069**	**808**	**3,067**	**52,823**	**(210)**	**64,382**
Equity and liabilities							
Equity	--	--	--	--	2,097	--	2,097
Participation certificates and subordinated debt	--	2	--	258	1,188	--	1,448
Debt certificates	--	2,106	2,588	13,681	12,466	--	30,841
Derivatives	87	9	103	348	135	--	682
Savings	12,266	29	145	412	826	--	13,678
Other amounts due to customers	5,230	179	82	326	1,202	--	7,019
Amounts due to credit institutions	730	1,169	1,831	2,084	1,485	--	7,299
Other liabilities	1,318	--	--	--	--	--	1,318
	19,631	**3,494**	**4,749**	**17,109**	**19,399**	**--**	**64,382**
Net liquidity gap	**(12,806)**	**(2,425)**	**(3,941)**	**(14,042)**	**33,423**	**(210)**	**--**

In € millions	≤ 1 month	> 1 month ≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 year	> 5 year	Provision	Total
2005							
Assets							
Investments	128	7	22	684	752	--	1,593
Derivatives	11	32	126	370	376	--	915
Loans and advances to customers	1,347	1,155	200	866	41,824	(167)	45,225
Loans and advances to credit institutions	3,663	338	88	22	7	--	4,118
Other assets	1,247	--	--	--	--	--	1,247
	6,396	**1,532**	**436**	**1,942**	**42,959**	**(167)**	**53,098**
Equity and liabilities							
Equity	--	--	--	--	1,440	--	1,440
Participation certificates and subordinated debt	--	--	--	137	1,013	--	1,150
Debt certificates	--	8,964	1,697	10,524	4,280	--	25,465
Derivatives	79	24	73	444	319	--	939
Savings	10,894	80	140	432	787	--	12,333
Other amounts due to customers	6,280	94	93	367	660	--	7,494
Amounts due to credit institutions	462	252	205	662	1,522	--	3,103
Other liabilities	1,174	--	--	--	--	--	1,174
	18,889	9,414	2,208	12,566	10,021	--	53,098
Net liquidity gap	**(12,493)**	**(7,882)**	**(1,772)**	**(10,624)**	**32,938**	**(167)**	**--**

Financial leases, part of loans and advances to customers can be categorised according to maturity as follows:

In € millions	Gross 2006	Net 2006
Shorter than 1 year	257	256
1 to 5 years	234	234
Longer than 5 years	228	228
Investment in financial leases	**719**	**718**

SNS REAAL includes assets from financial leases in the balance sheet as a receivable for the same amount as the leases' net investment. This includes non-earned future earnings of € 1 million.

3 Risk Management Insurer

3.1 Underwriting risk

Underwriting risk is the risk that volume and timing of future cash outflows deviate from the insurer's estimates. The underwriting risk particularly concerns cashflows as a result of mortality, disability, non-life claimsdevelopment or early surrender.

REAAL Verzekeringen's portfolio has a relatively low risk profile. Underwriting risks in the portfolio are well spread and both the life- and the non-life insuranceportfolio focus on the individual and SME markets in the Netherlands.

Risk policy

REAAL Verzekeringen limits its underwriting risk using a system of procedures and criteria for product development, underwriting and provisioning. Risks that do not meet the criteria or risks which exceed preset limits – if accepted – are ceded to an external reinsurance company.
A panel consisting of representatives of the Board of Directors of REAAL Verzekeringen, the Management Accounting department and the Actuarial department regularly monitor the portfolio's development.
For the life insurance operations this includes monitoring developments in expenses, interest and turnover; for the non-life operations the development of premiums and loss ratios are analysed by segment.

Principles for determining the underwriting risk

The technical reserves for life and disability risks are generally based on the same principles used to calculate the premiums, taking into account market-specific assumptions for the Netherlands and the cost level of the insurance operations. The provisions for non-life risk (including fire, injury, and liability) are based on analysis of historical claims experience from REAAL Verzekeringen's own portfolio.
The underwriting risk for life, non-life and related reinsurance are discussed in more detail below.

3.1.1 Life underwriting risk

Composition of life insurance portfolio

REAAL Verzekeringen's life insurance portfolio contains individual and group insurance policies. Individual insurance is sold as policies with cash benefits (traditional policies) and with payment in units (investment or unit-linked insurance policies). Within the individual life insurance portfolio, the primary focus of REAAL Verzekeringen is on unit-linked policies, mortgage-related endowment policies and the pension and life annuity insurance policies.
The portfolio of group insurances consists of both traditional contracts, for which REAAL Verzekeringen bears the investment risk, as well as segregated pools, for which the policy holder bears the investment risk.

Category	Main conditions	Main risks	Guarantees policyholders	Profit sharing/interest rate rebates policyholders
Individual life insurance in money				
Endowment mortgages	Premium (sum of risk premium, savings premium and cost surcharge) is fixed from the start date of the contract. The endowment mortgage is different since the premium is based on mortgage rates; when mortgage rates change, so does the premium for the endowment mortgage	Mortality, expenses	Interest rate equal to mortgage interest rate	No
Life Annuity		Interest, mortality, expenses	Life annuity is fixed	Interest rate rebate at payment of single premium
Term insurance		Mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share
Savings insurance		Interest, mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share; part of portfolio: interest rate rebate; and part of portfolio: share in surplus interest
Funeral insurance		Interest, mortality, expenses	Total mortality benefit is fixed	Part of portfolio: company profit share at payment of single premium: sometimes interest rate rebate
Individual life insurance in investment units	Variable premium, cost and risk surcharges fixed	Mortality, expenses	A number of insurance contracts carry a minimum guaranteed return at the maturity date	No
Group insurance in money	Premiums and the cost surcharge are set for the duration of the contract (usually 5 years)	Interest, mortality, expenses	Guaranteed minimum return	Part of portfolio: share in surplus interest; part of portfolio: interest rate rebate
Group insurance in investment units	Premiums and the cost surcharge are set for the duration of the contract (usually 5 years)	Mortality, expenses	At the maturity date of the contract, the amount of the deposit at least equals the rights accrued based on the contract's principles	Share in surplus interest

Co-insurance

REAAL Levensverzekeringen has concluded a number of contracts in co-insurance with one or more other insurance companies. In general, the risk estimates are based on information provided by the administrating company. A limited risk is run because the co-insurers are each severally liable for the total of the insurance liabilities. If a co-insurer defaults, the insurance liabilities will be transferred to the remaining co-insurers. The total size of the technical reserve for inward co-insurance amounts to € 118 million and is spread over several contracts and insurers.

Concentration of risk

In life insurance portfolio concentration of risk can arise within group contracts. The participants in a group contract often work at the same location or undertake joint activities. Such concentration of risk has been partly offset in 2006 by the use of reinsurance. Single events that relate to more than three people have been reinsured for the part where total claims exceed € 15 million. The maximum reinsurance coverage is € 15 million. For more information see paragraph 3.1.3 Underwriting risk reinsurance.

Life insurance portfolio - Investment risk and interest rate guarantees

With both traditional and investment-linked insurance contracts, the policyholders pay regular premiums and/or a single premium. For traditional policies, the insurer bears the investment risk of its commitments to policyholders. When a benefit or annuity payment is due, REAAL Verzekeringen pays the policy holder a predetermined nominal amount. This contrasts with investment-linked contracts, where the insurer does not run a risk on the amount paid out. This insured amount is dependent on the value of the funds in which the units have been invested. The policyholder therefore bears the investment risk.

Interest rate guarantees have been issued with a number of investment-linked insurance policies. A guaranteed minimum return at maturity applies to the individual investment-linked insurance policies with guarantee. In the intervening period, the technical provision is at least equal to the investment increased by the guarantee rate, after allowance for withdrawals, expenses and risk premiums and taking into account mortality and early surrender. In the case of group insurances with segregated pools, the contracting party bears the investment risk in principle. On the closing date of the contract, however, there should at least be a provision for contractual accrued rights. To compensate for investment losses (up to a certain amount), a provision is created from premium surcharges for a number of contracts.

In the table below the size of the different insurance categories is stated in terms of the most important financial units:

In € millions	Premium		Insured capital		Insured interest		Technical provisions		Risk capital	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Individual life insurance in money	**407**	**418**	**33,938**	**32,413**	**318**	**287**	**7,605**	**7,376**	**28,085**	**26,796**
Endowment mortgages	204	213	10,406	11,151	6	7	2,264	2,225	8,173	8,961
Life Annuity	--	6	--	--	285	250	1,682	1,506	174	239
Term insurance	74	64	16,187	13,794	13	14	212	187	15,930	13,606
Savings insurance	84	92	4,761	5,018	14	16	2,591	2,637	2,165	2,269
Funeral insurance	45	43	2,584	2,448	--	--	856	821	1,643	1,722
Individual life insurance in investment units	**530**	**464**	**23,722**	**18,684**	**420**	**8**	**3,372**	**2,935**	**25,934**	**20,011**
Group insurance in money	**42**	**47**	**477**	**486**	**327**	**362**	**1,167**	**1,239**	**2,876**	**2,877**
Group insurance in investments units	**18**	**22**	**16**	**19**	**208**	**228**	**591**	**526**	**1,280**	**1,128**
Reinsurance risk	**(3)**	**(4)**	--	--	--	--	--	--	**(990)**	**(1,344)**
Proportional reinsurance	**(14)**	**(14)**	**(688)**	**(635)**	**(2)**	**(3)**	**(187)**	**(196)**	**(650)**	**(681)**
Total	**980**	**933**	**57,465**	**50,967**	**1,271**	**882**	**12,548**	**11,880**	**56,535**	**48,787**

Insurance technical risks for the life insurance portfolio

A life insurance policy entitles the policyholder to death benefits and/or a benefit payable at maturity date of the policy.

The most distinctive risk with respect to life insurance policies is mortality risk. This risk affects the duration and timing of the payment of the insured cash flows. The mortality risk indicates the death benefit risk of the policyholder dying earlier than calculated (short-life risk). In the case of an endowment policy, the mortality risk for REAAL Verzekeringen is that the policyholder might live longer than expected (longevity risk). The financial impact of the difference between the calculated timing of mortality and the realised mortality can be substantial, particularly with longevity risk.

Other underwriting risks for the life insurance portfolio are the risk of disability (the policyholder becomes incapacitated for work) and risks associated with the insurance behaviour of policyholders, such as lapse and early surrender (termination of the policy before the maturity date), and conversion to a paid-up status (whereby the policyholder terminates the periodic premium payment before the maturity date).

Controlling risks in the life insurance portfolio

The trends in the most significant underwriting risks, mortality and early surrender, are estimated annually. The results are used for setting rates and acceptance conditions for new life insurance contracts and valuation of the insurance portfolio (embedded value). The adequacy of technical provisions for financial reporting is determined in accordance with the demands of IFRS and guidelines of De Nederlandsche Bank.

For an explanation of the management of the investment and interest rate risk:, see paragraph 3.2 on Market risk.

Work is taking place in the context of European Embedded Value on mapping the sensitivities (in terms of embedded value) resulting from changes in mortality and disability probabilities, surrender probabilities and expenses. REAAL verzekeringen has a limited sensitivity to changes in assumptions with regard to mortality and disability. The final analyses are published in the EEV report for 2006. As the technical provisions have been calculated based on historical principles for premium calculation, changes in the above parameters are not reflected immediately in the results, but only at the time of the future occurrence.

Liability Adequacy Test
The technical provisions for insurance contracts (VVV) are based in principle on the premium calculation principles for interest and mortality. The actual interest and mortality developments will differ from the premium calculation principles.
The Liability Adequacy Test (LAT) under IFRS shows, with a large degree of certainty, whether the actuarial reserves are adequate to cover liabilities to policyholders.
The adequacy test compares the VVV with the present value (based on principles thought to be realistic) of all the cash flows stemming from insurance contracts. This present value can be earmarked as a required minimum provision.
The test results are particularly sensitive to changes in the discount rate. The discount rate is based on the yield curve periodically published by De Nederlandsche Bank for this purpose (the 'nominale Rentetermijnstructuur Financieel Toetsingskader'). As of the financial year 2007 De Nederlandsche Bank has issued this yield curve as the basic principle for adequacy testing. Furthermore, the value of options and guarantees has been included. The estimated values for the remaining principles are based on research of our own portfolio. At year-end 2006, the VVV was substantially higher than the calculated minimum required provision.

3.1.2 Underwriting risk non-life

Composition of non-life insurance portfolio

The emphasis of REAAL Verzekeringen's non-life insurance portfolio is on four main product classes: Accident and Health, Fire, Motor Vehicles and Other. These insurance contracts are mostly sold through authorised agents, intermediaries and the distribution channel of SNS Bank to retail and SME clients. REAAL Verzekeringen is also active in a fifth segment: Marine. This segment principally consists of co-insurance coverage.

Co-insurance

With the acquisition in 2005 of Nieuwe Hollandse Lloyd (NHL), REAAL has entered the co-insurance market (bourse underwriting business). REAAL Verzekeringen underwrites risks at the Rotterdam Insurance Exchange within the Fire, Marine and Miscellaneous Risks segments.

Catastrophe

REAAL Verzekeringen reinsures its catastrophe claims resulting from storms and terrorism (see paragraph 3.1.3 'underwriting risk reinsurance). Catastrophes resulting from acts of violence, nuclear incidents or flooding are excluded under the policy conditions.

Concentration of risk

Geographically, the risk of REAAL Verzekeringen's non-life portfolio is almost entirely concentrated in the Netherlands. Concentration of underwriting risk occurs in the Fire segment, where storm risk plays an important role. Concentration of risk can also be associated with blocks of flats, rows of houses, etc. Concentration of risk can also arise in the group accident portfolio and the group disability schemes. The underwriting of group disability coverage related to the WIA disability act takes place in co-insurance with another Dutch insurer. In this collaboration both insurers bear half of the underwriting risk; the other insurer carries out the administration. See paragraph 3.1.3 Underwriting risk reinsurance for more information about own risk and reinsurance of these risks.

Premium and non-life provision

The total gross premium income of REAAL Schadeverzekeringen (including Proteq Schadeverzekeringen and REAAL Reassurantie SA) in 2006 amounts to € 446 million (2005: € 346 million). In 2006, € 35 million in reinsurance premium was paid. This is 7.8% of the gross premium income. The gross non-life technical reserves at year-end 2006 amount to € 479 million (year-end 2005: € 508 million). The amounts referred to here are always before reinsurance and exclude the inward disability reinsurance at Proteq Schadeverzekeringen. For more information about risk retention, shares of reinsurance per product class and inward reinsurance, see paragraph 3.1.3 Underwriting risk reinsurance.

55 Total gross premium income 2006


6%
17%
31%
38%
8%
Accident and health
Fire
Marine
Motor vehicles
Other

56 Total gross provisions 2006


25%
16%
12%
39%
8%
Accident and health
Fire
Marine
Motor vehicles
Other

The diagrams above illustrate the distribution of gross premium income and gross non-life technical reserves across the various product classes. The premium volume and the reserve for the smallest segment, Marine, originate almost entirely from co-insurance (bourse underwriting business). The diagrams illustrate the long-term non-life obligations from disability insurance policies: compared to the small share represented by the Accident and Health product class in the total premium, there is a relatively large technical reserve. The reverse applies to the Fire segment. Due to the rapid settlement of fire claims, this product class, which generates almost one third of the premium income, only represents a small part of the total non-life technical reserves.

The following table provides an analysis of the technical results of the non-life business per product class:

In € millions	Total		Fire		Accident and Health		Motor vehicles		Marine		Other segments	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Gross earned premium	448	356	137	101	26	22	176	166	37	7	72	60
Gross claims incurred	228	184	56	46	(1)	1	103	97	22	2	48	38
	220	172	81	55	27	21	73	69	15	5	24	22
Balance reinsurance	(29)	(11)	(15)	(4)	(11)	(8)	(1)	1	(2)	1	--	(1)
	191	161	66	51	16	13	72	70	13	6	24	21
Operational expenses and profit sharing	(174)	(147)	(56)	(45)	(28)	(5)	(52)	(68)	(10)	(2)	(28)	(27)
Other technical liabilities	(13)	(3)	(2)	(1)	(2)	(1)	(3)	(1)	(6)	--	--	--
Operating result	**4**	**11**	**8**	**5**	**(14)**	**7**	**17**	**1**	**(3)**	**4**	**(4)**	**(6)**
Investment income	19	21	2	2	8	8	2	5	1	--	6	6
Technical result	**23**	**32**	**10**	**7**	**(6)**	**15**	**19**	**6**	**(2)**	**4**	**2**	**--**

Underwriting risks non-life insurance portfolio

The underwriting risk for REAAL Verzekeringen's non-life insurance portfolio is primarily concentrated on covering the risks resulting from legal liability (WA), bodily injury, general third party liability, catastrophes and disability.

- Motor vehicle third party injury liability
  Motor vehicle liability is third-party insurance to cover bodily injury following a road traffic accident. REAAL Verzekeringen provides this product through all its distribution channels.

- General third party liability (GTPL)
  REAAL Verzekeringen offers liability insurance to both private individuals and the business segment; the latter can include professional indemnity coverage. REAAL Verzekeringen provides this product through all its distribution channels.

The disability cover in the portfolio of REAAL Verzekeringen includes cover for both self-employed people and (semi-)group coverage for employees. The latter group includes additional cover to the WIA Disability Act, which is offered through the above mentioned co-insurance with another Dutch insurer.

- Fire and other damage to property
  The REAAL Verzekeringen fire insurance offers policyholders financial cover against damage to their property and material consequences of business interruptions as a result of the loss incurred.

Fraud risks non-life insurance portfolio

Fraudulent claims are defined as claims submitted by policyholders for non-events or claims in which the extent of damage is exaggerated. Fraud prevention and detection are in the hands of Fraud, a separate operational department. In addition, supervision of internal fraud takes places decentralised by various departments, such as Acceptance, Claims and Claims Handling.

Managing the risks for the non-life insurance portfolio

The focus on the individual and SME markets has resulted in an insurance portfolio characterised by diversification across various segments and sub-segments, on the one hand, and the similarity in the type of insured risks, on the other. The portfolio thus has a relatively low variability in the insurance results. The IBNR reserve (reserve for late claims and run-offs on reported claims) is determined quarterly, based on the latest analysis of run-off figures from our own portfolio. In addition, each half year, a liability adequacy test is carried out on the non-life technical reserves . For more details on this test, see below Adequacy of non-life technical reserves.

Realised claims with a run-off of more than one year

REAAL Verzekeringen has assigned specialised departments to the handling and run-off of (bodily injury) claims. The experts in these departments handle claims on an item-by-item basis, make estimates on the size of the claim and monitor progress on claims handling. Claims with a run-off period of more than one year include disability claims, bodily injury claims and liability claims.

Characteristics of the Provision for recurrent Disability Annuity Benefits

Disability liabilities of REAAL Schadeverzekeringen include in-force payments for claims that stem from the individual and the group insurance portfolio. REAAL Levensverzekeringen's disability benefits in actual payment concern supplementary coverages within a life insurance contract. The table below provides a summary of the key figures for the regular disability benefits provision of REAAL Verzekeringen at year-end 2006. The figures do not include co-insurance portfolio for WIA-related business, for which REAAL Verzekeringen carries half the risk. As this collaboration in the field of WIA coverage has been established recently, the number of disability benefit payments was nil as at year-end 2006.

In € thousands	REAAL Levensverzekeringen (life)	REAAL Schadeverzekeringen (non-life)	Total
2006			
Provision for recurrent disability annuity benefits	46,447	81,542	126,307
Number of disability claims	999	1,352	2,336
Average annual annuity	8.7	10.9	9.9

Characteristics of non-life technical reserves for other claims with run-off of more than one year

The other (non-disability) claims with a run-off longer than one year generally comprise bodily injury and liability claims. These risks are more diverse than the disability risks; this diversity also applies to the expected duration of the payment for the claims. Since 2004, the policy of REAAL Schadeverzekeringen with respect to the settlement of these claims has been tightened with the aim of settlement of claims within five years. In 2005, a start was made with the process of 'accelerated' claims settlement for claims originating from older claim years up to and including 1997. This has resulted in the settlement of a large number of claim files that had been open for some time. The table below provides a summary of the insured claims originating in the claim years 2001 through 2006.

In € thousands	Claim years 2001-2006			
	Motor injury	GTPL for the commercial segment	GTPL for individuals	Total
REAAL Schadeverzekeringen insurance agents portfolio				
Proteq Schadeverzekeringen, excluding inward reinsurance				
Effected Claim payments (cash-out)	53,035	3,122	22,370	78,527
Claimsreserve (including IBNR reserve)	54,127	4,476	5,585	64,187
Total claims incurred (gross, including IBNR provision)	**107,162**	**7,598**	**27,955**	**142,714**
Average claimsize (gross, including IBNR provision)	10.7	2.8	0.5	2.1
Number of claims	10,035	2,753	53,895	66,683

Development claims history 2006 and 2005

The table below provides a summary of the run-off on non-life provisions for old claim years. This summary was put together for the financial years 2006 and 2005 respectively and gives the results for REAAL Schadeverzekeringen and Proteq Schadeverzekeringen, both net of reinsurance. The earn-out scheme agreed with regard to the ex-NHL portfolio has not been included in the development of the non-life provision stated below. Also the tables below do not include the development of claim provisions of the reinsurance captive. The size of the gross provisions for this captive was € 55 million at year end 2006 (2005: € 59 million).

In € thousands	Provision as of 1 January	Interest added	Payments	Provision as of 31 December	On balance release run-off
2006					
Claim years:					
- 2002 and earlier	189,794	2,939	28,433	155,154	9,146
- 2003	45,660	300	6,347	37,717	1,896
- 2004	58,939	86	12,398	39,755	6,873
- 2005	118,599	82	34,128	51,324	33,228
Total trough 2005	412,992	3,407	81,306	283,950	51,143
Total 2006		101	138,830	129,836	
Total net of reinsurance		**3,508**	**220,136**	**413,786**	
2005					
Claim years:					
- 2001 and earlier	133,414	2,499	16,688	110,242	8,983
- 2002	27,367	107	1,005	25,170	1,299
- 2003	38,882	278	5,207	31,307	2,646
- 2004	73,448	32	12,793	31,467	29,220
Total through 2004	273,111	2,916	35,693	198,186	42,148
Total 2005		6	125,441	68,683	
Total net of reinsurance		**2,922**	**161,134**	**266,870**	
Acquisition NHL				146,123	
Total after reinsurance				**412,992**	

Adequacy of the non-life technical reserves

The actuaries of REAAL Verzekeringen carry out a quantitative test twice a year to establish the adequacy of the provision for non-life. The testing methodology for disability claims is very similar to that used for the life insurance portfolio. The test methodology for other non-life activities differs from the one used for the life insurance and disability portfolios.

The provision recurrent disability annuity benefits is calculated using the principles for interest, revalidation and mortality that are used to calculate the premium. The size of this provision, therefore, does not reflect the actual developments of these principles. By periodically carrying out adequacy tests based on actual principles, REAAL Verzekeringen ensures the adequacy of the VPU. The outcome of the test is particularly sensitive to changes in the discount rate. The discount rate is based on the yield curve as published periodically by De Nederlandsche Bank for this purpose.
The outcome of the adequacy test should be seen as a minimum provision. At year-end 2006, the VPU was higher than the minimum requirement as calculated by the adequacy test, and therefore adequate.

For the other non-life insurance contracts, the adequacy of the provision for payable claims including the IBNR provision (provision for incurred not reported claims and run-offs on existing files) is tested. This test uses stochastic modelling, which also takes inflation and discounting into account. At the end of 2006, a part of REAAL Schadeverzekeringen's portfolio (the insurance agent's portfolio) and the regular non-life portfolio of Proteq Schadeverzekeringen were tested in this manner.

The stochastic test is augmented with the assessment of realised run-off results and the effects that the reserving policy has on the size of the claimsreserves. The combination of these test elements proved that the claimsreserves were at an adequate level at year-end 2006.

3.1.3 Underwriting risk Reinsurance

Reinsurance policy

Each year reinsurance is aligned to SNS REAAL's risk appetite. This applies to both REAAL Levensverzekeringen and REAAL Schadeverzekeringen. The reinsurance coverage is geared to the results of risk analyses performed on the various portfolios. The analyses examine the effect of reinsurance on current solvency and the desired return and profitability.

In addition to the regular protection of portfolios, REAAL Schadeverzekeringen has a catastrophe contract for risks of nature (storm, hail) and accumulation within the fire portfolio. Proteq Schadeverzekeringen is also covered by this catastrophe contract. The risk of terrorism is reinsured through the Dutch Reinsurance Company for Terrorist Damage (NHT).

REAAL Reassurantie SA

REAAL Verzekeringen has (partly) ceded a number of risks from its non-life portfolio to Luxemburg-based reinsurance captive REAAL Reassurantie SA. The most important portfolio to which this applies is the fire portfolio. Per fire risk, the excess over € 0.7 million, up to a maximum of € 2.5 million has been reinsured with the captive. Over € 2.5 million, the risk has been placed with external reinsurers. Catastrophes have also been partially reinsured through the captive. Per event the part between € 25 million and € 30 million has been reinsured with REAAL Reassurantie; the excess above € 30 million has been placed with external reinsurers.
The retentions and reinsured parts as indicated below allow for the consolidation of REAAL Reassurantie and REAAL Verzekeringen.

Reinsurance REAAL Levensverzekeringen

The life insurance portfolio of REAAL Verzekeringen has grown considerably, both in respect of premium income and insured capital. In 2005, studies were made of the risk profile of the insurance portfolio. This resulted in a revised reinsurance programme for 2006, whereby the retention in the event of death as well as disability risk was increased substantially. In 2007, the focus will be on integrating the former NHL portfolio with the reinsurance programme of REAAL Verzekeringen. The reinsurance structure is not expected to change.

In € thousands		2004	2005	2006	2007
Own retention life					
Coverage:					
- Mortality (risk capital)	per risk	400	400	1,000	1,000
- Disability (annual annuity)	per risk	20	20	35	35
- Catastrophe	per event	--	--	15,000	15,000

Reinsurance REAAL Schadeverzekeringen
The non-life business has set its retention in line with the size of the various portfolios. With the exception of the increase in own risk in catastrophe risk, there were no material changes in the reinsurance programme in 2006 relative to 2005. It was decided to allow the reinsurance of NHL to be run separately in 2006. As of 2007 there will be an integrated reinsurance programme. The 2007 reinsurance programme makes no specific distinction between the various sales channels, but large risks are reinsured on an individual basis from their specific risk perspective.

In € thousands		2004	2005	2006	2007
Own retention non-life					
Coverage:					
- Fire	per risk	700	700	2,250	2,500
- Motor third party liability	per risk	1,200	1,200	1,200	1,500
- Personal/business liability	per risk	500	500	500	500
- Accidents	per risk	300	300	300	300
- Marine	per risk	400	400	400	400
- Disability (annual annuity)	per risk	8	8	35	35
- Catastrophe	per event	15,000	20,000	25,000	30,000

The chart below illustrates the share of reinsurers in gross non-life provisions booked as of year-end 2006. The figures for the segment 'Illness and Accident' exclude the inward reinsurance of disability with Proteq Schadeverzekeringen. These inward reinsurance flows are explained below.

57 Non-life provision share reinsurer 2006



%
100
80
70
60
50
40
30
20
10
0
Illness and accident
Fire
Marine
Motor
Other
Reinsured
Net

REAAL Schadeverzekeringen carries out an active policy with regard to placing its reinsurance contracts. A distinction is made in the panel of reinsurers in the 'property' programme (fire and catastrophe) and the 'casualty' programme (car, liability and accidents). The claims handling in the casualty programme is characterised by its long-tail. Because of this long-term character, the continuity of the panel is the main consideration in programme placement. The minimal rating of this long-tail reinsurance panel is A+. For the reinsurance of fire and catastrophe, a minimum rating of A- applies, with price being a more important consideration.

Proteq Schadeverzekeringen: Inward reinsurance of disability reinsurance

Proteq Schadeverzekeringen has an inward reinsurance contract that relates to a portfolio of disability risks. This contract has not been continued since 2004 and is in a run-off phase. The premium in 2006 was therefore zero. The gross provision for payable claims amounted to € 136 million as of year-end 2006, and after retrocession amounted to € 53 million.

3.2 Market risk

The market risk of REAAL Verzekeringen reflects the fact that the variations in value of investments in the financial markets (equities, property, fixed-income investments) are not matched with the value of liabilities. Changes in financial markets therefore impact the result and net asset value of REAAL Verzekeringen.

The market risks are measured and managed by the department Asset & Liability Management. This department reports monthly to the ALM Committee of REAAL. The starting point for the ALM policy of REAAL Verzekeringen is the ALM plan, which is drawn up annually and which sets out the strategic investment policy. In this plan a balance is sought between the risk and return within the parameters that apply according to Value-at-Risk, solvency, the Standard & Poor rating model score (CAR ratio) and the impact on the IFRS results. Duration of equity is another measure for measuring REAAL Verzekeringen's interest rate risk. For the portfolio 'for own risk and account', the ALM reports the duration of equity on a weekly basis. REAAL Verzekeringen is currently in the process of switching to market risk management based on Value-at-Risk. Value-at-Risk is an economic capital-related measure that, in contrast to the duration of equity, allows all market risks to be measured simultaneously. In the ALM plan, resulting in the strategic investment policy for REAAL Verzekeringen, Value-at-Risk is used as the primary tool for risk budgetting.

The portfolio on which REAAL verzekeringen runs a risk breaks down as follows:

In € millions	2006	2005
Investment property	205	201
Interest bearing investments	7,695	7,644
Equities and options	1,369	1,118
Derivatives	137	237
Reinsurance contracts	338	365
Loans and advances to customers	757	986
Loans and advances to credit institutions	162	89
Other assets, no lending operations	5,230	4,232
Cash and cash equivalents	698	584
Total	**16,591**	**15,456**

3.2.1 Interest rate risk

Interest rate risk is a significant component of REAAL Verzekeringen's market risk profile. Interest rate risk occurs when fixed-income assets and liabilities are not fully matched. Interest rate risk is expressed as movements in the result and/or net asset position in the event of fluctuating market rates.

The mismatch between fixed-income assets and liabilities has two principle causes:

- Differences in maturity between the assets and the liabilities: The fixed-income investments of REAAL Verzekeringen have an average maturity of 12 years. The maturity profile of the liabilities however, is on average 18 years. This difference in maturity creates investment risk: at maturity, the assets must be reinvested under market conditions at that point until the maturity of the liabilities. The future return against which this reinvestment is being made is as yet unknown, whereas the return promised to the policyholder to the end of maturity has already been set.
- Profit sharing schemes for policyholders: In some policies, REAAL Verzekeringen pays out to policyholders an additional return on top of the guaranteed return, depending on the profits achieved under a specific investment portfolio. This is the case with the portfolios with (discretionary) profit sharing features. These liabilities are not matched with investments whose return offers the same combination of profit sharing and minimum guaranteed. For products with only a guarantee, without profit sharing (but possibly with an interest rate rebate), liabilities are matched as far as is possible. The table below gives a breakdown of provisions for REAAL Verzekeringen's own risk and account per type of profit sharing.

In € millions	2006	2005
Provisions for life insurance obligations		
With profit share (company profit share and share in surplus interest)	3,283	3,236
With interest rate rebate	2,231	2,054
Without profit share	1,049	1,089
Balance endowment mortgages Reaal Individueel	2,076	2,040
Total	**8,639**	**8,419**

The most significant quantification of interest rate risk is performed through duration analyses, scenario analyses and economic capital/Value-at-Risk calculations.

The duration of equity measures how much the market value of equity changes in the event of a parallel shift in the yield curve. In its analysis, REAAL Verzekeringen ignores investments and commitments that are already almost matched. This category includes savings policies built up with endowment mortgages and the portion of the balance sheet retained at policyholders' own account and risk. In the past, REAAL Verzekeringen managed the duration of its equity periodically through rebalancing transactions in the fixed-income portfolio, and by using interest rate swaps. The interest rate swaps are used to lengthen the effective maturity of the fixed-income investments by locking in a fixed yield at certain reinvestment moments. See section 4.4 'Hedging REAAL Verzekeringen' for more information.

The duration of own equity was -16.0 at year end 2005 and -17.5 at year end 2006. During 2006 the basis for calculation of fair market value was changed. As of 2006 costs are allocated over the lifetime of the underlying products, lengthening the duration of these liabilities.

	2006	2005
Duration of assets	6.7	7.0
Duration of liabilities	10.0	9.4

Scenario analyses are used periodically to test the impact of changes in market yields on result and net asset value. The table below shows the impact of parallel movements in interest rates of 1% as per the balance sheet date (indicative).
In reality all balance items with an underlying cash flow schedule (both assets and liabilities) change in value when the interest rate changes. In the case of a fall in interest rate of 1% the fair value of the own equity decreases by € 190 million (2005: € 180 million) and in the case of a 1% increase in interest rate grows with € 80 million (2005: € 20 million). This corresponds with the negative duration of equity's: the duration of liabilities is larger than the duration of the investments. The table below shows the impact net of taxation.

In € millions	Interest rate +1%	Interest rate –1%
Interest rate sensitivity fair value net asset value REAAL Verzekeringen		
Investments	(400)	480
Technical provisions, insurance operations	450	(640)
Other assets and liabilities	30	(30)
Shareholders' equity	80	(190)

The IFRS results and net asset value only change as a result of value changes of the fixed interest rate portfolio classified as available for sale. The effect on result of an increase (or decrease) of 1% in the interest rate is limited and for the shareholders equity this amounts to € 230 million negative (2005: € 200 million negative). A 1% decrease in the interest rate has an effect of € 230 million positive (2005: € 200 million positive). All other balance sheet items do not change in the IFRS balance sheet.

The overview below shows as per the balance sheet date the average effective accounting interest percentages of the financial assets and liabilities of REAAL Verzekeringen.

In percentage terms	2006	2005
Financial assets (not fair value through profit or loss)		
Investments for own risk and account		
- Held to maturity	4.2%	4.4%
- Available for sale (excluding equities)	4.1%	4.7%
- Loans and receivables	6.6%	6.8%
Loans and advances to customers	5.8%	6.0%
Loans and advances to credit institutions	3.5%	3.7%
Cash and cash equivalents/debts to credit institutions	1.2%	0.3%
Financial liabilities at amortised costs		
Subordinated debt	6.6%	6.5%
Technical provisions, insurance operations for own account and risk*	4.2%	4.2%
Individual insurance in cash	4.2%	4.3%
- Endowment mortgages	5.9%	6.1%
- Life insurance	3.1%	3.2%
- Other	3.7%	3.8%
Group insurance policies in cash	3.8%	4.0%

*) Before any interest rate rebate and acquisition costs

Insurance for the risk and account of policyholders
For insurance policies for which policyholders carry the investment risk, the insurer does not in principle incur any interest rate, market, currency or credit risk. For some portfolios within this category, REAAL Verzekeringen has given policyholders a minimum guarantee on the maturtity date of the policy. In that case, the insurer is exposed to the risks mentioned above through the guarantees. The value of guarantees within the portfolio 'for the account and risk of policyholders' is measured periodically. A limit

is set on the Value-at-Risk associated with the guarantee. In 2006 no hedge transactions were performed in order to cover this risk. The table below shows the portions of the REAAL Verzekeringen portfolio where some form of guarantee has been given.

In € millions	2006	2005
Provisions for life insurance contracts on behalf of policyholders		
Without guarantee	3,189	2,759
With guarantee	720	702
	3,909	**3,461**

3.2.2 Equity and investment property risk

The equity and similar investments of REAAL Verzekeringen were valued at € 1,369 million at year-end 2006 (2005: € 1,118 million). These equity investments are spread over Europe, North America and the Far East.

REAAL Verzekeringen periodically calculates the impact of changes in equity markets and real estate prices on the result and shareholders' equity. The table below shows the results of this analysis on the year-end balance sheet.

	Result		Shareholders' equity	
In € millions	2006	2005	2006	2005
Equity investments and options + 10%	--	--	111	77
Equity investments and options – 10%	--	--	(111)	(77)
Investment property + 10%	15	14	15	14
Investment property – 10%	(15)	(14)	(15)	(14)

3.2.3 Exchange rate risk

REAAL Verzekeringen faces exchange rate risk through a combination of investments and liabilities in foreign currencies that are not perfectly matched.

In fixed-income investments, REAAL Verzekeringen maintains a policy whereby no exchange rate risk is permitted. The exchange rate risk on fixed-income assets denominated in a foreign currency is therefore hedged through currency swaps.

Foreign exchange risk also manifests itself in the equity investments of REAAL Verzekeringen. Of this foreign exchange risk, after netting the foreign exchange risk in non-fixed income investments and contracts, between 80% and 90% is structurally hedged with the help of foreign exchange forward contracts.

In € millions	Balance debit		Balance credit		Net		Hedge derivatives	
	2006	2005	2006	2005	2006	2005	2006	2005
US dollar	483	473	30	36	453	437	(368)	(356)
Japanese yen	54	57	--	--	54	57	(45)	(41)
Pound Sterling	211	179	7	7	204	172	(179)	(125)
Swiss franc	6	19	--	--	6	19	--	--
Australian dollar	--	--	11	13	(11)	(13)	--	--
Other	49	35	1	12	48	23	--	--
Total	**803**	**763**	**49**	**68**	**754**	**695**	**(591)**	**(522)**

The impact of changes in foreign exchange rates on result and net asset value are measured periodically using scenario analyses. The table below shows the indicative net results of these analyses at the balance sheet date.

In € millions	Result		Shareholders' equity	
	2006	2005	2006	2005
Currency + 10%	12	10	12	10
Currency – 10%	(12)	(10)	(12)	(10)

3.3 Credit risk

REAAL Verzekeringen has different exposures to credit risk, the most important of which are the credit risk in the investment portfolio and in the loan portfolio to intermediaries. The mortgages loans of REAAL Verzekeringen are well covered and have a high loan-to-foreclosure value. Consequently the likelihood of non-payment is low and therefore the risk profile of the mortgage portfolio of REAAL Verzekeringen is also very low.

In the policy documents for the specific credit risk types, the roles, authorities, responsibilies for employees and committees are established, following a successively more senior layer of authorisation.

Investment mix REAAL Verzekeringen

The table below shows the investment mix end 2005 and 2006. In the fixed-income investment portfolio of REAAL Verzekeringen, a strategic mix is determined across the various fixed-income ratings categories. This is part of the ALM/investment plan. In 2006, the proportion of equity investments in the investment portfolio is increased. This increase is esthablished bij creating an exposure with a hedged downside risk. This exposure is constructed through investments in fixed-income and call-options on equity indices.

In € millions	2006	2006 %	2005	2005 %
Interest bearing investments	7,695	77%	7,644	77%
Equity investments and options	1,369	14%	1,118	11%
Investment property	205	2%	201	2%
Mortgage loans (loans and advances to customers)	757	7%	986	10%
Total	**10,026**	**100%**	**9,949**	**100%**

Management of credit risk within the fixed-income investment portfolio of REAAL Verzekeringen

The credit risk within the fixed-income investment portfolios of REAAL Verzekeringen is the risk that an issuer of a bond or a debtor of a private placement loan can no longer meet his obligations. The strategic scope of the various credit risk categories within the fixed-income portfolio are determined in an ALM context and established in mandates with the investment managers. Periodically, checks and reports are made to ensure that the investment managers conform to the mandates.

The fixed-income investment portfolios of REAAL Verzekeringen have only European and North American debtors, whereby no one debtor represents an interest of more than 10% in the fixed-income investment portfolio.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Public sector - domestic	--	--	444	316	427	428	54	85	925	829
Public sector - foreign	7	8	1,301	1,037	1,562	1,352	--	--	2,870	2,397
Financial institutions	133	157	855	1,071	273	272	2,422	2,356	3,683	3,856
Trade, industry and other services	--	10	177	416	--	--	4	7	181	433
Other	--	--	32	90	--	--	104	107	136	197
Elimination	--	--	(100)	(68)	--	--	--	--	(100)	(68)
Total	**140**	**175**	**2,709**	**2,862**	**2,262**	**2,052**	**2,584**	**2,555**	**7,695**	**7,644**

The following overview shows the fixed-income investment mix (excluding mortgages) across the various ratings categories.The strategic mix of the various ratings categories within fixed income is set annually in the ALM/investment plan.

In € millions	Designated as fair value through profit or loss		Available for sale		Held to maturity		Loans and receivables		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
AAA	121	139	1,794	1,389	1,721	1,525	67	101	3,703	3,154
AA	7	18	423	501	541	527	70	74	1,041	1,120
A	12	18	408	647	--	--	180	156	600	821
BBB	--	--	119	235	--	--	76	80	195	315
Below BBB	--	--	18	15	--	--	--	--	18	15
Unrated	--	--	11	143	--	--	2,191	2,144	2,202	2,287
Eliminations	--	--	(64)	(68)	--	--	--	--	(64)	(68)
Total	**140**	**175**	**2,709**	**2,862**	**2,262**	**2,052**	**2,584**	**2,555**	**7,695**	**7,644**

Management of credit risk in the portfolio with loans to intermediaries

REAAL Verzekeringen manages the process whereby credit is provided to intermediaries through a credit committee, and by applying strict acceptance criteria.

Management of credit risk with regard to derivative positions

The credit risk on the fair value of all derivatives held by SNS REAAL with a counterparty is hedged through a Credit Support Annex, or CSA agreement. This agreement establishes, using standard industry practice, that the underlying value of the derivatives in liquid instruments, such as cash and government loans, must be held as surety to cover the credit risk. SNS REAAL currently has a CSA agreement with 6 investment banks.

Management of credit risk relating to advances to the reinsurer

To reinsure third-party car insurance and liability insurance for individuals and companies REAAL Verzekeringen uses a panel that consists of a fixed group of reputable insurers with a minimal credit rating of A+. For fire and catastrophe risks it uses reinsurers with a minimum credit rating of A–.

Management of credit risk in the mortgage portfolio

REAAL Verzekeringen has a limited credit risk on its mortgage portfolio. For a part this portfolio is guaranteed by the National Mortgage Guarantee fund. Moreover, the property price increases of the last few years have caused a strong increase in the foreclosure value of collateral. In the event of non-payment by a debtor, the advances can nearly always be recouped through the sale of the collateral.

Mortgages (advances to customers) by type of security are shown below:

In € millions	2006	2005
Residential property in the Netherlands:		
- Mortgages < 75% of foreclosure value	612	786
- Mortgages > 75% of foreclosure value	36	57
- Mortgages with National Mortgage Guarantee	110	145
Specific provision for bad debts	(1)	(2)
Total	**757**	**986**

3.4 Liquidity risk

Reaal Verzekeringen must have sufficient cash to be able to meet claims arising from its insurance portfolios. The next table presents cash flows arising from investments and derivatives (assets) and insurance technical provisions, net of reinsurance (liabilities) per maturity bucket. The figures give insight in the liquidity risk management that is being used as part of the ALM-policy. The scope of the table is REAAL's portfolio "for own account and risk" (the traditional portfolio). The unit-linked portfolio is not relevant in this context since the premiums accumulated in the investment funds are paid to the policyholders at maturity date. Savings mortgages are also not taken into account since assets and liabilities associated to this product are matched. The cash flows arising from investments depicted in the table include interest rate coupons. The cash flows arising from the technical provisions are estimated on a best-estimate basis (from European Embedded Value analysis). These cash flows do not include future profit sharing. Equity and other non-fixed income investments are not included in the scope of table.

The liquidity risk of REAAL Verzekeringen is limited, the net cash flow is positive in the next ten years.

In € millions	≤ 1 year	> 1 year ≤ 5 year	> 5 year ≤ 10 year	> 10 year ≤ 15 year	> 15 year ≤ 20 year	> 20 year
Investments						
- Designated as fair value through profit or loss	98	76	7	--	--	--
- Available for sale	332	1,512	1,012	250	72	413
- Held to maturity	90	911	831	255	258	1,659
- Loans and receivables	58	226	155	37	33	139
Derivatives	14	38	22	4	3	--
Loans and advances to customers	133	398	286	199	--	--
Total	**725**	**3,161**	**2,313**	**745**	**366**	**2,211**
Technical provisions, insurance operations life	196	1,429	1,589	1,400	1,188	5,653
Technical provisions, insurance operations non-life	192	178	38	38	30	4
Total	**388**	**1,607**	**1,627**	**1,438**	**1,218**	**5,657**
Difference in expected cash flows	**337**	**1,554**	**686**	**(693)**	**(852)**	**(3,446)**

4 Hedging and hedge accounting

SNS REAAL uses derivatives to manage market risks on an economic basis. SNS REAAL uses various hedge strategies to cover its interest rate options, market value and foreign exchange risks. To achieve this it uses instruments such as currency swaps, (foreign currency) interest rate swaps and (interest rate) options. Under IFRS, derivatives must be valued at fair value in the balance sheet and any changes in the fair value accounted for in the profit and loss account. In the event that changes in fair value of hedged risks are not accounted for through the profit and loss account, a mismatch occurs in the accounting of results, making these results more volatile. In these cases, hedge accounting is applied as much as possible to mitigate accounting mismatching and volatility. SNS REAAL makes a distinction in hedge accounting between so-called micro hedges, whereby risks on separate contracts are hedged, and the so-called macro hedges, whereby the risk of a portfolio of contracts is hedged.

In fair value hedge accounting, the developments in fair value of the hedged risk are processed through the profit and loss account. This compensates for the fair value movements of the accompanying derivatives. In cash flow hedge accounting, the movements in fair value of the derivates are accounted for in a separate reserve. This cash flow hedge reserve is released over the period in which the cash flows from the hedged risk are realised.

The notional amounts of the derivatives for hedging purposes reflect the degree to which SNS REAAL is active in the relevant markets. Derivatives held for trading are not included in this overview.

In € millions	Notional amounts				Fair value	
	Total	< 1 year	> 1 year ≤ 5 year	> 5 year	Positive	Negative
2006						
Interest rate contracts:						
- Swaps en FRA's	42,809	4,730	15,497	22,583	610	(267)
- Options	2,826	127	1,895	804	95	(58)
Currency contracts:						
- Swaps	3,963	736	2,789	437	99	(274)
- Forwards	550	550	--	--	30	--
Total	**50,148**	**6,143**	**20,181**	**23,824**	**834**	**(599)**

In € millions	Notional amounts				Fair value	
	Total	< 1 year	≥ 1 year ≤ 5 year	> 5 year	Positive	Negative
2005						
Interest rate contracts:						
- Swaps en FRA's	35,078	2,805	14,412	17,861	819	(721)
- Options	3,253	269	2,110	875	69	(41)
Currency contracts:						
- Swaps	4,025	858	2,870	296	164	(119)
- Forwards	416	416	--	--	5	--
Total	**42,772**	**4,348**	**19,392**	**19,032**	**1,057**	**(881)**

The notional amounts show the units of account that relate to the derivatives, indicating the relationship with the underlying value of the primary financial instruments. These notional amounts give no indication of the size of the cash flows and the market and credit risk attached to the transactions.

4.1 Hedging SNS Bank

SNS Bank uses interest rate swaps to manage the interest rate risk of the bank book. The policy is that the duration of the interest bearing asset is between 3 and 8. In addition, SNS Bank uses interest rate derivatives to hedge specific embedded options in mortgages. This relates to mortgages whose interest rate is capped of where movements in interest rates are transferred to clients gradually. SNS Bank also uses (foreign currency) swaps to convert non-euro funding into euro funding and to convert fixed-rate funding into floating-rate funding. SNS Bank also uses options to hedge the risks relating to hybrid savings products. Finally, SNS Bank applies interest rate swaps to hedging investment portfolio risks.

The fair value of the swaps to hedge the interest rate risk of the bank book amounted to € 185 million positive as of 31 December 2006 (2005: € 392 million negative).
Certain mortgages have specific options, which is the case with the "Plafond" (ceiling), "Stabiel" (stable) and "Rentedemper" (interest rate limiter) mortgages. The nominal value of these mortgages at the end 2006, was € 3.2 billion, € 1.3 billion and € 1.2 billion respectively. That compares to € 3.8 billion, € 1.8 billion and € 0.9 billion at the end of 2005. The SNS Bank policy is to hedge 70% to 80% of these embedded options with caps ("Plafond" mortgages) and with caps and floors ("Stabiel" and "Rentedemper" mortgages). The fair value of these derivatives amounted to € 108 million on 31 December 2006, versus € 43 million a year earlier. The (foreign currency) swaps relating to funding, had a fair value of € 116 million negative at year end (2005: € 267 million positive). The options linked to the hybrid savings products had a fair value of € 38 million (2005: € 36 million). Only a very limited number of derivatives have been allocated to the investment portfolios; they have a very small fair value (2005: € 3 million negative).

4.2 Hedge accounting SNS Bank

For the hedging activities described above, SNS Bank applies the following hedge accounting methods:

Fair value hedge accounting for bank book interest rate risk (macro hedge)
The portfolio hedged consists of fixed-rate mortgages of SNS Bank. These are mortgages that have a fixed-rate interest period of a minimum of 1 year and a maximum of 20 years. The hedging instruments are interest rate swaps entered into within the framework of management of interest rate risk in the ALM process. The risk hedged is the risk of change in the value of the portfolio as a result of movements in the market interest rates.

Fair value hedge accounting for embedded derivatives (macro hedge)
The embedded caplets adopted in the "Plafond" mortgages are the hedged item. The hedge instruments are all caplets adopted in the caps bought. The risk that is hedged is the volatility of the (fair value of the expected) interest income in the case of changes in one-month swap rates.

The "Rentedemper" mortgage contains embedded options (caps and floors). The caps and floors are built up from separate caplets and floorlets. These caplets and floorlets constitute the hedged item. The hedge instruments are caplets and floorlets incorporated in the caps and floors bought. The risk hedged is the volatility of the (fair value of the expected) interest income as a result of fluctuations in the 6-months swap rate. As a consequence of the hedge strategy chosen by SNS Bank, the reporting rules do not allow hedge accounting to be applied to the "Stabiel" mortgages

Fair value hedge accounting funding and investments (micro hedge)
SNS Bank and SNS REAAL use micro hedges to swap fixed-rate funding with interest rate swaps to floating-rate funding. If the funding is in foreign currency, foreign exchange swaps are applied. In addition to converting the foreign currency into euro and the fixed-rate into floating-rate, use is also made of derivatives to convert structured funding to floating-rate funding. In structured funding, the funding charge is tied to, for example, an equity or inflation index. Interest rate structures such as floating-rate coupons with a multiplier or a leverage factor also fall under the funding programme.

To a limited degree SNS Bank also hedges fixed-income instruments through swaping the coupon to a floating rate. Through these instruments, the interest rate and foreign exchange risks are hedged.

4.3 Hedging REAAL Verzekeringen

REAAL Verzekeringen uses foreign exchange swaps to hedge the exchange rate risk of the equity portfolio. For the most important currencies (US dollar, Pound sterling and Japanese yen) a hedge ratio of 85% is targeted, with a bandwidth between 80% and 90%. The fair value of these derivatives stands at € 15 million (2005: € 7 million negative)
REAAL Verzekeringen also uses interest rate swaps to lengthen the duration of investments. The fair value of these swaps amounted to € 68 million as of end 2006 (2005: € 175 million).
Finally, REAAL Verzekeringen applies (currency) interest rate swaps to hedge the interest rate and exchange risk of individual fixed-income investments (fair value 2006: € 50 million, 2005 € 36 million)

4.4 Hedge accounting REAAL Verzekeringen

REAAL Verzekeringen applies the following hedge accounting methods:

Fair value hedge accounting
REAAL Verzekeringen has hedged the foreign exchange risk in its equity portfolio at a macro level using foreign exchange futures contracts. These currency futures are in a fair value hedge relationship with the equities denominated in foreign currency.

Cash flow hedge accounting
REAAL Verzekeringen has lengthened the effective maturity of its investment portfolio at a macro level with the use of interest rate swaps. This achieves the effect of fixing interest income over a longer period. The risk that is hedged here is the variability of the interest rate at the moment of reinvestment. The cash flow hedge consists of a combination of a short-term buyer swap and a long-term receiver swap (end 2006: 15 pairs, end 2005: 17). At the moment of reinvestment (end of maturity of the short-term swap) the long-term swap is sold, and the proceeds are reinvested in fixed-rate assets. The characteristics of this reinvestment (maturity, coupon dates) are similar to a considerable extent to those of the sold swap.

The reinvestment calendar can be summarised as follows:

In € thousands	Notional amounts			
	Total	< 1 year	> 1 year ≤ 5 year	> 5 year
Interest rate swaps	1,370,000	175,000	805,000	390,000

As of year end 2006, a positive realised fair value and interest income of € 30 million (2005: € 13 million) had been built up in equity. This positive fair value and interest is released to the benefit of the profit and loss account at the reinvestment points indicated above, over a period that is equal to the remaining maturity of the long-term swap in question. At the end of 2006 there were no future transactions with applied hedge accounting unlikely to be consummated.

5 Fair value of financial assets and liabilities

The following table shows the fair value of the financial assets and liabilities of SNS REAAL. In a number of cases, estimates are used. The balance sheet items not included in this table do not satisfy the definition of a financial asset or liability. The total of the fair value given here below does not reflect the underlying value of SNS REAAL and should therefore not be interpreted as such.

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations			
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
2006										
Financial assets										
Investments										
- Fair value through profit or loss, held for trading	400	400	--	--	--	--	(23)	(23)	377	377
- Fair value through profit or loss, designated	--	--	193	193	--	--	--	--	193	193
- Available for sale	1,638	1,638	4,025	4,025	198	198	--	--	5,861	5,861
- Held to maturity	--	--	2,377	2,262	--	--	--	--	2,377	2,262
- Loans and receivables	--	--	2,604	2,584	--	--	(651)	(651)	1,953	1,933
Investments for insurance contracts on behalf of policyholders	--	--	3,955	3,955	--	--	--	--	3,955	3,955
Derivatives	804	804	137	137	2	2	--	--	943	943
Loans and advances to customers	56,717	56,248	795	757	577	561	(885)	(866)	57,204	56,700
Loans and advances to credit institutions	3,608	3,607	162	162	100	100	(100)	(100)	3,770	3,769
Other assets	436	436	400	400	39	39	(217)	(217)	658	658
Cash and cash equivalents	687	687	698	698	415	415	(840)	(840)	960	960
Total financial assets	**64,290**	**63,820**	**15,346**	**15,173**	**1,331**	**1,315**	**(2,716)**	**(2,697)**	**78,251**	**77,611**
Financial liabilities										
Participation certificates and subordinated debts	1,580	1,448	139	120	316	299	(222)	(203)	1,813	1,664
Debt certificates	31,128	30,841	--	--	421	418	--	--	31,549	31,259
Derivatives	682	682	4	4	6	6	--	--	692	692
Savings	13,343	13,678	--	--	--	--	--	--	13,343	13,678
Other debts to customers	6,581	7,019	417	402	609	611	(1,553)	(1,553)	6,054	6,479
Debt to credit institutions	7,337	7,299	663	663	246	246	(674)	(674)	7,572	7,534
Other liabilities	1,190	1,190	608	608	69	69	(267)	(267)	1,600	1,600
Total financial liabilities	**61,841**	**62,157**	**1,831**	**1,797**	**1,667**	**1,649**	**(2,716)**	**(2,697)**	**62,623**	**62,906**
2005										
Financial assets										
Investments										
- Fair value through profit or loss, held for trading	151	151	--	--	--	--	--	--	151	151
- Fair value through profit or loss, designated	--	--	175	175	--	--	--	--	175	175
- Available for sale	1,490	1,490	3,980	3,980	117	117	--	--	5,587	5,587
- Held to maturity	--	--	2,307	2,052	--	--	--	--	2,307	2,052
- Loans and receivables	--	--	2,599	2,555	--	--	(567)	(567)	2,032	1,988
Investments for insurance contracts on behalf of policyholders	--	--	3,426	3,426	--	--	--	--	3,426	3,426
Derivatives	915	915	237	237	22	22	--	--	1,174	1,174
Loans and advances to customers	46,299	45,225	1,076	986	656	628	(723)	(696)	47,308	46,143
Loans and advances to credit institutions	4,119	4,118	89	89	--	--	--	--	4,208	4,207
Other assets	299	299	37	37	14	14	(43)	(43)	307	307
Cash and cash equivalents	597	597	584	584	301	301	(406)	(406)	1,076	1,076
Total financial assets	**53,870**	**52,795**	**14,510**	**14,121**	**1,110**	**1,082**	**(1,739)**	**(1,712)**	**67,751**	**66,286**

In € millions	SNS Bank		REAAL Verzekeringen		Group activities		Eliminations		Total	
	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Financial liabilities										
Participation certificates and subordinated debts	1,309	1,150	154	127	446	419	(107)	(80)	1,802	1,616
Debt certificates	25,891	25,465	--	--	192	189	--	--	26,083	25,654
Derivatives	939	939	33	33	4	4	--	--	976	976
Savings	12,167	12,333	--	--	--	--	--	--	12,167	12,333
Other amounts due to customers	7,316	7,494	385	369	528	527	(1,312)	(1,312)	6,917	7,078
Amounts due to credit institutions	3,178	3,103	425	425	108	108	(217)	(217)	3,494	3,419
Other liabilities	1,032	1,032	394	394	55	55	(103)	(103)	1,378	1,378
Total financial liabilities	**51,832**	**51,516**	**1,391**	**1,348**	**1,333**	**1,302**	**(1,739)**	**(1,712)**	**52,817**	**52,454**

The fair values represent the value of the financial instruments on the balance sheet date on a real economic basis, i.e. as in a transaction between well informed and willing parties ('at arm's length'). The fair value of financial assets and liabilities is based on market prices, insofar as these are available. If the market prices are not available, various techniques have been developed in order to arrive at an approximation. These techniques are subjective and use various assumptions based on the discount rate and the timing and size of expected future cash flows. Changes in these assumptions can significantly influence the estimated fair value. One possible consequence is that the fair values shown may not represent a good approximation of the direct sale value. In addition, calculation of the estimated fair value based on market circumstances at a certain moment is possibly a poor way of approximating future fair value.
For financial assets and liabilities valued at amortised cost, the fair value is shown excluding accumulated interest. The accumulated interest from these investments is shown in the column other assets.
The following methods and assumptions are used to determine the fair value of financial instruments.

Financial assets

Investments
The fair value of equities and convertible bonds is based on stock market prices. The fair value of interest-bearing debt paper, excluding mortgage loans, is also based on stock market prices or – in the event that stock exchange prices do not provide a realistic fair value – on the cash value of expected future cash flows. These cash values are based on the prevailing market interest rate, taking into consideration the liquidity, creditworthiness and maturity of the relevant investment.

Derivatives
The fair value of non-publicly traded derivatives depends on the type of instrument and is based on a discounted cash flow model or an option valuation model.

Loans and advances to customers
The fair value of mortgage loans is estimated by determining the cash value of the expected future cash flows, making use of the interest rate used for similar loans that were extended at that time, and taking into consideration the effect of future early redemptions. Changes in the credit rating of loans and advances are not taken into consideration in determining the fair value, as the effect of the credit risk is accounted for separately by deducting the provision bad debts from both book value and the fair value.

The fair value of other loans and advances to customers is estimated on the basis of cash value of future cash flows, making use of the interest rate currently prevailing for credits with similar conditions and credit risks.

Other assets
The book value of the other assets is considered to be a reasonable approximation of fair value.

Cash and cash equivalents
The book value of the liquid assets is considered to be a reasonable approximation of fair value.

Financial liabilities

Participation certificates and subordinated debts

The fair value of the share certificates and subordinated debts is estimated on the basis of the cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Debt certificates

The fair value of debt certificates is estimated on the basis of cash value of the cash flows, making use of the prevailing interest rate for similar instruments.

Other amounts due to customers and credit institutions

The book value of the demand deposits and deposits without specific maturities are considered a reasonable approximation of fair value. The fair value of deposits with specified maturities are estimated on the basis of the expected cash value of future cash flows, using the interest rate currently applicable to deposits with a similar remaining life.

The fair value of amount due to banks is estimated on the basis of the cash value of the future cash flows, using the interest rate currently applicable to amount due to banks with similar conditions.

Other liabilities

The book value of the other commitments is considered to present a reasonable approximation of fair value.

Interest rate

The interest rate used in determining fair value is based on market yield curves on the balance sheet date.

6 Legal solvency requirements

SNS REAAL

The capital management policy is focused on optimising the capital structure in line with SNS REAAL's strategic goals. Each year the commercial goals for the coming three years are translated into a capital plan. The capital plan shows how SNS REAAL translates its need for capital in such a way as to satisfy the internal and external solvency requirements. Those requirements are set by:

- De Nederlandsche Bank
- European legislation
- The rating agencies
- Internal requirements regarding SNS REAAL's capitalisation.

In 2006, SNS Bank (including SNS Property Finance) maintained a minimum BIS ratio of 11%, a Tier 1-ratio of 8% minimum and a Core Cpital-ratio of at least 6%. For the life insurance business, REAAL Verzekeringen maintains as internal standard 150% of the DNB standard, and for the non-life business 200% of the DNB-standard.

Double leverage SNS REAAL

SNS REAAL applies a 115% ceiling for its double leverage. The standard limits the degree to which debt raised by the group can be past on to subsidiaries as shareholders' equity. At year end 2006, this ratio slightly increased to 107.8% (2005: 105.3%).

58 Double leverage SNS REAAL


%
130
125
120
115
110
105
100
95
2002
2003
2004
2005
2006
Double leverage SNS REAAL

SNS Bank

The required capital for banking activities, in accordance with DNB requirements, amounts to 8% of the risk-weighted assets, the off balance sheet items and the market value of the trading portfolio (the so-called BIS standard). As of end 2006, the required capital amounted to € 2,276 million (2005: € 1,614 million).

In € millions	2006	2005
Core capital (Tier 1)	2,336	1,753
Supplementary capital (Tier 2)	854	652
Deductable items (participating interest)	--	(4)
Qualifying capital (excluding Tier 3)	**3,190**	**2,401**
Risk-weighted assets	28,454	20,175

In percentage terms	2006	2005	Internal standard
Tier 1-ratio	8.2%	8.7%	> 8%
BIS-ratio	11.2%	11.9%	>11%
Core capital-ratio	7.4%	6.9%	> 6%

REAAL Verzekeringen

European guidelines require that insurance companies domiciled in a European Union member state adhere to minimum solvency requirements. As of 31 December 2006 the solvency ratio for life amounted to 236% (2005: 233%) and for non-life 279% (2005: 275%).

In percentage terms	2006	2005	Internal standard
EU-standard life	236%	233%	>150%
EU-standard non-life	279%	275%	>200%

Notes to the consolidated balance sheet

Assets

1 Goodwill and other intangible fixed assets

In € millions	Bank		Insurance		Total	
	2006	2005	2006	2005	2006	2005
Goodwill	197	--	4	--	201	--
Software	10	12	10	8	20	20
Capitalised acquisition costs related to insurance activities	--	--	538	421	538	421
Value of Business Acquired (VOBA)	--	--	112	118	112	118
Other intangible fixed assets	7	--	5	--	12	--
Total	**214**	**12**	**669**	**547**	**883**	**559**

In € millions	Goodwill		Software		Capitalised acquisition costs		VOBA		Other intangible fixed assets		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Accumulated acquisition costs	201	--	50	41	768	568	123	123	12	--	1,154	732
Accumulated amortisation and impairments	--	--	(30)	(21)	(230)	(147)	(11)	(5)	--	--	(271)	(173)
Balance as at 31 December	**201**	**--**	**20**	**20**	**538**	**421**	**112**	**118**	**12**	**--**	**883**	**559**
Balance as at 1 January	--	--	20	15	421	233	118	121	--	--	559	369
Implementation of IFRS 4	--	--	--	--	--	47	--	--	--	--	--	47
Acquisitions	201	--	--	--	--	--	--	--	12	--	213	--
Investments	--	--	11	14	200	189	--	--	--	--	211	203
Divestments	--	--	(1)	--	--	--	--	--	--	--	(1)	--
Amortisation	--	--	(9)	(9)	(83)	(48)	(6)	(3)	--	--	(98)	(60)
Impairments	--	--	(1)	--	--	--	--	--	--	--	(1)	--
Balance as at 31 December	**201**	**--**	**20**	**20**	**538**	**421**	**112**	**118**	**12**	**--**	**883**	**559**

The amortisation of software has been included in the income statement under the line depreciation and amortisation of tangible and intangible fixed assets.

Acquisition costs have been capitalised since 2004. The cumulative effect over the years before has not been accounted for, as this was not practicable. The amortisation of capitalised acquisition costs has been included in the income statement under the lines acquisition costs, staff costs and other operating expenses.

The amortisation of VOBA has been taken to the income statement under the line technical expenses on insurance contracts.

As a result of the acquisition of Bouwfonds Property Finance, SNS REAAL has accounted for customer relations and as a result of the acquisition of Route Mobiel for customer relations and the brand name as a new intangible fixed assets, these are included as other intangible fixed assets. The amortisation of these intangible fixed assets is accounted for in the income statement under depreciation and amortisation of tangible and intangible fixed assets.
Any impairments of goodwill and other intangible fixed assets are accounted for in the income statement under value adjustments to financial instruments and other assets.

2 Tangible fixed assets

In € millions	Bank		Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Land and buildings in own use	88	91	35	32	76	73	199	196
IT equipment	23	24	12	11	--	--	35	35
Other tangible fixed assets	52	38	34	33	--	--	86	71
Total	**163**	**153**	**81**	**76**	**76**	**73**	**320**	**302**

	Land and buildings		IT equipment		Other assets		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Accumulated acquisition costs	164	169	123	113	186	161	473	443
Accumulated revaluations	65	54	--	--	--	--	65	54
Accumulated depreciation and impairment	(30)	(27)	(88)	(78)	(100)	(90)	(218)	(195)
Balance as at 31 December	**199**	**196**	**35**	**35**	**86**	**71**	**320**	**302**
Balance as at 1 January	196	194	35	34	71	72	302	300
Revaluations	12	4	--	--	--	--	12	4
Acquisitions	--	6	--	--	1	--	1	6
Investments	--	1	21	23	33	20	54	44
Divestments	(6)	(7)	(1)	(9)	(3)	(7)	(10)	(23)
Depreciation	(3)	(2)	(17)	(13)	(16)	(14)	(36)	(29)
Impairments	--	--	(3)	--	--	--	(3)	--
Balance as at 31 December	**199**	**196**	**35**	**35**	**86**	**71**	**320**	**302**

The book value of land and buildings in own use based on historical cost price is € 134 million (2005: € 142 million).

A number of investment properties owned by the insurer are used by other group companies and have been reclassified in the consolidated figures from investment property to land and buildings in own use for an amount of € 76 million (2005: € 73 million).

Rental income

Included in land and buildings are 5 properties that are partly rented out. The future rental income based on the operational lease contracts of these properties stood as follows as of 31 December:

	2006
< 1 year	2
> 1 year ≤ 5 years	6
> 5 years	1
Total future minimum rental income based on irrevocable operational leases	**9**

The depreciation has been included in the income statement under the section depreciation and amortisation on tangible and intangible fixed assets. A book profit on disposals of € 2 million was realised on divestments in 2006. This has been correspondingly debited in the item depreciation and amortisation of tangible and intangible fixed assets in the income statement.

Any impairment of tangible fixed assets is recognised in the income statement under value adjustments to financial instruments and other assets.
The impairment of € 3 million relates to IT equipment for which a claim settlement of € 3 million was received; this settlement includes compensation for additional costs. The impairment and claim settlement are balanced in the income statement in the item value adjustments to financial instruments and other assets.

Valuation of land and buildings in own use

The land and buildings in own use are valued by an external surveyor once every three years. In 2004, with the introduction of IFRS accounting principles, the whole portfolio was revalued.

The table below shows the balance sheet value of the assessed land and building in totals. The final column shows the balance sheet value of the assessed land and buildings in relation to the land and buildings in own use.

	Bank	Insurance	Group activities	Total	In percentage terms
2006	32	32	65	129	65%
2005	20	--	42	62	32%
2004	97	28	69	194	100%

3 Investments in associates

In € millions	Bank		Insurance		Group acivities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Total book value	34	2	69	77	39	50	(3)	(3)	139	126
Total market value	34	2	62	77	39	50	(3)	(3)	132	126

Movements in investments in associates can be specified as follows:

In € millions	2006	2005
Balance as at 1 January	126	51
Purchases and expansions	1	29
Disposals and divestments	(7)	(8)
Acquisitions	37	--
Reclassifications	(12)	39
Share in the result of associates	5	9
Direct changes in equity	--	6
Revaluations	(3)	2
Other movements	(8)	(2)
Balance as at 31 December	**139**	**126**

Overview of the most significant investments in associates of SNS REAAL

	Country	Interest	Share in shareholders' equity		Share in the result		Assets		Liabilities		Income	
			2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Significant investments in associates:												
Ducatus N.V.	NL	30%	67	75	3	2	227	233	7	6	6	24
LaSer-Lafayette Services Nederland B.V.	NL	40%	22	20	2	2	672	753	623	704	62	62
Parnassus Participatiefonds B.V.	NL	38%	5	8	--	(1)	14	19	--	--	--	--
Masterfleet N.V.	NL	40%	6	5	--	--	124	117	111	104	56	53
ProCom Desarrollos Urbanos SA	ES	20%	2	--	--	--	415	--	405	--	(2)	--
Project 2 Holding N.V.	BE	17%	5	--	--	--	51	--	24	--	(2)	--
Tarpon Point Associates LLC	US	10%	2	--	--	--	167	--	141	--	--	--
Überseequartier Betelingungs GmbH	DE	43%	13	--	--	--	30	--	--	--	--	--
Other	Divers	20-49%	17	18	--	6	364	1,253	227	1,105	47	503
Total			**139**	**126**	**5**	**9**	**2,064**	**2,375**	**1,538**	**1,919**	**167**	**642**

A total of € 965 million (2005: € 235 million) of loans was granted to the associated companies. These loans are included under loans and advances to customers.

Overview of the most important SNS REAAL joint ventures

	Country	Interest	Share in shareholders' equity	Share of result	Current assets	Fixed assets	Current liabilities	Long-term liabilities	Income	Expenses
Joint ventures :										
Zom Riveroaks LP	US	50%	1	--	4	--	--	--	--	--
Astro Tower NV	BE	50%	1	--	--	3	1	--	--	--
IMCA/BFP Holding BV	NL	50%	(1)	--	--	--	--	--	1	1
VOF AM BPF	NL	50%	(1)	--	--	17	19	--	--	1
Other	Divers	50%	--	--	48	56	85	9	8	8
Total			**--**	**--**	**52**	**76**	**105**	**9**	**9**	**10**

A total of € 324 million in loans has been granted to joint-ventures. These have been included under loans and advances to customers. As of end 2006, the total investment commitments of the joint ventures amounted to € 35 million and the total contingent liabilities to € 3 million.

4 Investment property

In € millions	Bank		Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Land and buildings used by third parties	6	1	205	201	(76)	(73)	135	129

Property rented out by the insurer to other group companies is recognised as investment property by the insurer. In 2006 this amounted to: € 76 million (2005: € 73 million). At group level this investment property is included in the tangible fixed assets under the item Land and buildings in own use and therefore eliminated from the investment property.

The movement of investment property can be detailed as follows:

	2006	2005
Balance as at 1 January	129	125
Investments	--	--
Divestments	(3)	(2)
Acquisitions	5	--
Revaluations	4	6
Balance as at 31 December	**135**	**129**

5 Investments

In € millions	Fair value through profit and loss				Available for sale		Held to maturity		Loans and receivables		Total	
	Held for trading		Designated									
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Bank	400	151	--	--	1,638	1,490	--	--	--	--	2,038	1,641
Insurance	--	--	193	175	4,025	3,980	2,262	2,052	2,584	2,555	9,064	8,762
Group activities	--	--	--	--	198	117	--	--	--	--	198	117
Eliminations	(23)	--	--	--	--	--	--	--	(651)	(567)	(674)	(567)
Total	**377**	**151**	**193**	**175**	**5,861**	**5,587**	**2,262**	**2,052**	**1,933**	**1,988**	**10,626**	**9,953**

	Fair value through profit and loss		Available for sale	Held to maturity	Loans and receivables	Total
	Held for trading	Designated				
			2006			
Movements of investments						
Balance as at 1 January	151	175	5,587	2,052	2,007	9,972
Reclassifications	--	--	(6)	--	19	13
Purchases and advances	--	55	4,835	200	101	5,191
Acquisitions	--	--	--	--	7	7
Disposals and redemptions	--	(39)	(4,568)	--	(282)	(4,889)
Revaluations	--	2	39	--	--	41
Impairments	--	--	--	--	--	--
Amortisation and interest accrual	--	--	(27)	10	96	79
Change in investments held for trading	226	--	--	--	--	226
Other	--	--	1	--	(6)	(5)
Balance as at 31 December	**377**	**193**	**5,861**	**2,262**	**1,942**	**10,635**
Movement in provisions for investments						
Balance as at 1 January	--	--	--	--	19	19
Usage	--	--	--	--	(10)	(10)
Balance as at 31 December	**--**	**--**	**--**	**--**	**9**	**9**
Total investments	**377**	**193**	**5,861**	**2,262**	**1,933**	**10,626**
			2005			
Movements of investments						
Balance as at 1 January	10	123	4,770	1,932	2,280	9,115
Implementation of IAS 32/39	--	--	107	--	15	122
Reclassifications	--	--	(39)	--	--	(39)
Purchases and advances	--	59	5,042	111	64	5,276
Acquisitions	--	--	314	--	2	316
Disposals and redemptions	--	--	(4,682)	--	(449)	(5,131)
Revaluations	--	--	73	--	--	73
Impairments	--	(7)	--	--	(5)	(12)
Amortisation and interest accrual	--	--	--	9	99	108
Change in investments held for trading	141	--	--	--	--	141
Other	--	--	2	--	1	3
Total at year end	**151**	**175**	**5,587**	**2,052**	**2,007**	**9,972**
Movements in provisions for investments						
Balance as at 1 January	--	--	--	--	22	22
Acquisitions	--	--	--	--	2	2
Usage	--	--	--	--	(5)	(5)
Total as at 31 December	**--**	**--**	**--**	**--**	**19**	**19**
Total investments	**151**	**175**	**5,587**	**2,052**	**1,988**	**9,953**

	Bank		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Fair value through profit and loss: held for trading						
Shares and similar investments:						
- Listed	46	33	--	--	46	33
- Unlisted	1	--	--	--	1	--
Bonds and fixed-income securities:						
- Listed	350	118	(23)	--	327	118
- Unlisted	3	--	--	--	3	--
Total	**400**	**151**	**(23)**	**--**	**377**	**151**

	Insurance		Total	
	2006	2005	2006	2005
Fair value through profit and loss: designated				
Bonds and fixed-income securities:				
- Listed	19	46	19	46
- Unlisted	121	129	121	129
Shares and similar investments:				
- Unlisted	53	--	53	--
Total	**193**	**175**	**193**	**175**

	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Available for sale								
Shares and similar investments:								
- Listed	19	15	1,193	994	190	117	1,402	1,126
- Unlisted	--	--	123	124	8	--	131	124
Bonds and fixed-income securities:								
- Listed	1,619	1,475	2,686	2,851	--	--	4,305	4,326
- Unlisted	--	--	23	11	--	--	23	11
Total	**1,638**	**1,490**	**4,025**	**3,980**	**198**	**117**	**5,861**	**5,587**

The revaluation of the investments available for sale can be detailed as follows:

	Bank	Insurance	Group activities	Total	Total 2005
	2006				
Shares and similar investments:					
(Amortised) cost price	16	1,070	174	1,260	1,084
Unrealised gains	3	246	24	273	167
Bonds and fixed-income securities:					
(Amortised) cost price	1,603	2,796	--	4,399	4,251
Unrealised gains	16	(87)	--	(71)	85
Total	**1,638**	**4,025**	**198**	**5,861**	**5,587**

	Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Held to maturity						
Bonds and fixed-income securities						
- Listed	2,262	2,052	--	--	2,262	2,052
Total	**2,262**	**2,052**	--	--	**2,262**	**2,052**
Loans and receivables						
Private loans linked to savings mortgages	2,254	2,192	(609)	(525)	1,645	1,667
Private loans	339	382	(42)	(42)	297	340
	2,593	**2,574**	**(651)**	**(567)**	**1,942**	**2,007**
Provision for bad debts	9	19	--	--	9	19
Total	**2,584**	**2,555**	**(651)**	**(567)**	**1,933**	**1,988**

6 Investments for insurance contracts on behalf of policyholders

Investments for insurance contracts on behalf of policyholders include separate deposits for the account and risk of policyholders, investments for unit-linked insurances and separate investments for large group pension contracts.

In € millions	2006	2005
Shares and similar investments:		
- Listed	3,102	2,643
- Unlisted	13	24
Bonds and fixed-income securities:		
- Listed	425	373
- Unlisted	415	386
Total	**3,955**	**3,426**
Balance as at 1 January	3,426	2,798
Purchases and advances	965	602
Acquisitions	--	256
Disposals and redemptions	(600)	(588)
Reclassifications	(7)	--
Revaluations	174	353
Other movements	(3)	5
Balance as at 31 December	**3,955**	**3,426**

7 Derivatives

Derivatives are financial instruments whose value depends on one or more underlying primary financial instruments. Derivatives contain rights and obligations whereby one or more of the financial risks attendant on underlying primary financial instruments are exchanged between parties. As a result of which the transactions do not lead to the transfer of the underlying primary financial instrument and neither does transfer have to take place when the agreement expires. Most derivatives are kept to hedge against unwanted market risks. This is explained in paragraph 4 of the chapter Risk management. The derivatives are unlisted.

In € millions	Positive fair value		Negative fair value		Balance	
	2006	2005	2006	2005	2006	2005
Summary of derivatives						
Derivatives held for cash flow hedging	72	208	4	33	68	175
Derivatives held for fair value hedging	668	707	522	766	146	(59)
Derivatives held in the context of asset and liability management that do not qualify for hedge accounting	94	142	73	82	21	60
Derivatives held for trading	109	117	93	95	16	22
Total	**943**	**1,174**	**692**	**976**	**251**	**198**

	2006	2005
Movements in derivatives		
Balance as at 1 January	198	61
Implementation of IAS 32/39	--	(173)
Reclassification implementation of IAS 32/39	--	(370)
Purchases	(15)	120
Disposals	136	53
Revaluations	137	245
Exchange rate movements	(188)	265
Other	(17)	(3)
Balance as at 31 December	**251**	**198**

8 Deferred tax assets and liabilities

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Source of deferred tax assets								
Investment property	--	--	--	--	--	1	--	1
Investments	5	--	6	8	--	--	11	8
Derivatives	--	16	--	--	1	--	1	16
Loans and advances to customers	15	--	--	--	--	--	15	--
Subordinated debt	--	4	--	--	--	1	--	5
Debt certificates	--	33	--	--	--	5	--	38
Technical provisions, insurance operations	--	--	3	10	--	--	3	10
Interest rate rebates	--	--	4	5	--	--	4	5
Provision for employee benefits	3	3	4	3	5	8	12	14
Reorganisation provision	3	4	1	2	--	--	4	6
Other provisions	5	3	1	--	--	--	6	3
Amounts due to credit institutions	1	--	--	--	--	--	1	--
Other amounts due to customers	2	18	--	--	--	--	2	18
Tax-deductible losses	2	2	1	--	1	2	4	4
Other	3	2	--	2	--	--	3	4
Net tax assets	**39**	**85**	**20**	**30**	**7**	**17**	**66**	**132**

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Source of deferred tax liabilities								
Goodwill and other intangible fixed assets	1	--	22	19	--	--	23	19
Value of Business Acquired	--	--	14	17	--	--	14	17
Investment property	3	2	39	42	--	--	42	44
Investments	--	16	41	63	--	--	41	79
Derivatives	79	--	23	51	--	6	102	57
Subordinated debt	2	--	--	--	--	--	2	--
Debt certificates	5	--	--	--	--	--	5	--
Loans and advances to customers	7	101	--	--	--	--	7	101
Other provisions	--	--	4	--	--	--	4	--
Other	--	--	3	7	--	--	3	7
Net tax liabilities	**97**	**119**	**146**	**199**	**--**	**6**	**243**	**324**

The tax-deductible losses for which a deferred tax receivable has been recognised can be specified as follows:

	2006	2005
Total tax-deductible losses	16	14
Deferred tax assets calculated on tax-deductible losses	4	4
Average tax rate	25.5%	29.6%

9 Loans and advances to customers

Loans and advances to customers can be broken down as follows:

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Mortgages	44,930	42,558	757	986	--	--	--	--	45,687	43,544
Property finance:										
- Project finance	3,204	--	--	--	--	--	--	--	3,204	--
- Investment finance	4,887	--	--	--	--	--	--	--	4,887	--
- Financial leases	718	--	--	--	--	--	--	--	718	--
Other	2,509	2,667	--	--	561	628	(866)	(696)	2,204	2,599
Total	**56,248**	**45,225**	**757**	**986**	**561**	**628**	**(866)**	**(696)**	**56,700**	**46,143**

The other loans and advances to customers relate to consumer credit and business credit, the latter including property finance included in the Retail Banking segment.

The breakdown in loans and advances to customers can be specified as follows:

	Gross amount		Provision		Net amount	
	2006	2005	2006	2005	2006	2005
Mortgages	45,747	43,589	(60)	(45)	45,687	43,544
Property finance:						
- Project finance	3,245	--	(41)	--	3,204	--
- Investment finance	4,893	--	(6)	--	4,887	--
- Financial Leases	722	--	(4)	--	718	--
Other	2,308	2,727	(104)	(128)	2,204	2,599
Total	**56,915**	**46,316**	**(215)**	**(173)**	**56,700**	**46,143**

The Property finance segment includes, as of 2006, all the activities of SNS Property Finance. Property finance loans and advances of the Retail Bank will be transferred to the Property finance segment in 2007. Of the loans secured by mortgages, € 1,956 million has been provided as collateral to third parties. These were transacted according to normal market conditions.The Property finance loans include € 8,554 million with mortgage security.

SNS REAAL recognizes financial lease assets in the balance sheet as advances, the amount of which is equal to the net investment in the lease.

The movements in loans and advances to customers breaks down as follows:

	Mortgages		Property finance		Other		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Balance as at 1 January	43,589	39,973	--	--	2,727	2,765	46,316	42,738
Implementation of IAS 32 and 39	--	461	--	--	--	(1)	--	460
Acquisitions	--	--	8,474	--	--	--	8,474	--
Divestments of businesses	--	--	--	--	--	(37)	--	(37)
Reclassifications	155	47	--	--	(155)	--	--	47
Advances	9,174	9,122	783	--	250	365	10,207	9,487
Redemptions	(6,773)	(5,931)	(299)	--	(157)	(245)	(7,229)	(6,176)
Change in fair value as a result of hedge accounting	(394)	(91)	--	--	--	--	(394)	(91)
Exchange rate differences	--	--	(43)	--	--	--	(43)	--
Movement in current accounts	--	--	--	--	(328)	(120)	(328)	(120)
Other changes	(4)	8	(55)	--	(29)	--	(88)	8
Balance as at 31 December	**45,747**	**43,589**	**8,860**	--	**2,308**	**2,727**	**56,915**	**46,316**

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. SNS REAAL retains an economic interest in the companies in this context, and has consolidated these companies in its consolidated financial statements. The remaining principal of the securitised portfolio amounted to € 11,245 million as at year end 2006 (2005: € 7,585 million). Further information on securitisation transactions is provided under debt certificates.

SNS REAAL has also structured synthetic securitisation in the form of credit guarantees, whereby the credit risk protection has been bought for a mortgage portfolio with a remaining principal of € 595 million as at year end 2006 (2005: € 731 million).
The movements in provision for bad debts of the loans and advances can be specified as follows.

	Mortgages		Property finance		Other		Total	
	Specific	IBNR	Specific	IBNR	Specific	IBNR	2006	2005
Balance as at 1 January	41	4	--	--	101	27	173	187
Implementation of IAS 32 and 39	--	--	--	--	--	--	--	18
Acquisitions	--	--	43	5	--	--	48	--
Divestments of businesses	--	--	--	--	--	--	--	(37)
Usage	(27)	--	--	--	(16)	--	(43)	(50)
Additions	52	1	3	--	39	--	95	82
Releases	(15)	--	(2)	--	(33)	(10)	(60)	(27)
Reclassification	4	--	--	--	(4)	--	--	--
Other changes	--	--	2	--	--	--	2	--
Balance as at 31 December	**55**	**5**	**46**	**5**	**87**	**17**	**215**	**173**

10 Loans and advances to credit institutions

These relate to loans and advances to banks, insofar as not in the form of interest-bearing securities, with a remaining maturity longer than three months.

11 Corporate tax

This relates to advances and amounts due concering corporate tax. The corporate tax item also includes dividends withholding tax, which is settled through the corporate tax return.

12 Other assets

In € millions	2006	2005
Amounts due from direct insurance:		
- Policyholders	43	(60)
- Intermediaries	47	27
- Reinsurers	3	3
Other taxes	2	3
Other advances	216	38
Accrued assets		
- Accrued interest	308	252
- Other accrued assets	39	44
Total	**658**	**307**

13 Cash and cash equivalents

Cash and cash equivalents include demand deposits at De Nederlandsche Bank, amounts held by REAAL Verzekeringen at other banks and advances from SNS Bank to credit institutions with a remaining maturity of less than three months.

The cash and cash equivalents break down as follows:

In € millions	2006	2005
Deposits at De Nederlandsche Bank	458	383
Short term bank balances	430	615
Cash	72	78
Total	**960**	**1.076**

Equity and Liabilities

14 Equity attributable to shareholders

In € millions	2006	2005
Equity attributable to shareholders	3,200	2,528

For further information on equity see the consolidated statement of changes in equity.

15 Participation certificates and subordinated debts

In € millions	2006	2005
Participation certificates	298	298
Subordinated debts	1,366	1,318
Total	**1,664**	**1,616**

Participation certificates

This item includes participation certificates issued by SNS Bank to third parties. The certificates have an open-ended term, with SNS Bank maintaining the right to early redemption in full after 10 years, provided permission is given by De Nederlandsche Bank. Dividend in the form of a coupon rate is fixed for a period of 10 years and equal to the CBS return on 9-10 year Government bonds with a surcharge (CBS: Central Bureau of Statistics).

	2006	2005
Subordinated debts		
Bond loans	1,200	1,138
Private loans	126	133
	1,326	1,271
Final bonus account	40	47
Total	**1,366**	**1,318**

			Balance sheet value	Nominal value	Balance sheet value	Nominal value
			2006		2005	
Bond loans						
SNS REAAL	7.250%	1996-2006	--	--	114	114
SNS Bank	6.250%	1997-2009	135	136	137	136
SNS Bank	5.125%	1999-2011	117	122	115	116
SNS Bank	4.000%	1999-2019	5	5	5	5
SNS Bank	Variable	2001-2011	--	--	80	81
SNS Bank	7.625%	Perpetual	80	81	80	80
SNS Bank	5.750%	Perpetual	197	200	199	200
SNS Bank	Variable	2003-2013	107	107	110	110
SNS REAAL	Variable	2005-2012	176	200	198	200
SNS Bank	Variable	2005-2015	100	100	100	100
SNS Bank	5.500%	2006-2016	44	45	--	--
SNS Bank	6.750%	2006-2016	119	120	--	--
SNS Bank	Variable	2006-2016	120	120	--	--
Total			**1,200**	**1,236**	**1,138**	**1,142**

The two perpetually subordinated bond loans mentioned above have a term that is open-ended principle. However, both loans have an option for early redemption after 10 years, when the new interest rate will be set. At that time, the bonds can also be redeemed.

Private loans

The private loans have been granted by SNS Bank and form part of the regulatory capital used in determining the solvency position of the bank by De Nederlandsche Bank. The average contractual yield was 6.4% in 2006 (2005: 6.3%).

Final bonus account

The final bonus account commitments were entered into by REAAL Verzekeringen N.V. and form part of the qualifying capital in assessing the solvency position of REAAL Verzekeringen N.V. by De Nederlandsche Bank.
The final bonus account is largely of a long-term nature.

16 Debt certificates

Debt certificates refer to bonds and other debt certificates with a fixed or variable interest rate insofar as not subordinated.

The debt certificates have an average contractual interest rate of 3.6%. (2005: 3.1%).

SNS REAAL has securitised a part of the mortgage loans. With these securitisation transactions the beneficial ownership of mortgage loans is transferred to separate companies. These loans are transferred at nominal value plus a deferred selling price. A positive result within the separate companies creates a positive value for the deferred selling price. SNS REAAL retains an economic interest in the companies in this context, and has consolidated these companies in its consolidated financial statements.

The securitisation transactions with effect from 2001 have what is called a 'call + step-up' structure. This means that after a specific call date, the company will have the right to redeem the bonds prematurely. Additionally, at this specific date, the coupon on the bonds will be subject to a rise in interest rate (step-up). Under normal market conditions, this will create a commercial incentive to early redeem the bonds. An overview of the securitisation programme is provided below:

In € millions	Initial principal	Date of securitisation	Principal 31 December 2006	Principal 31 December 2005	First call-option date	Contractual date of expiry
As at 31 December 2006 the following issues were outstanding:						
Hermes I	437	Nov 1999	81	130	n.a.	Jul 2009
Hermes II	665	Nov 2000	183	237	n.a.	Apr 2012
Hermes III	900	Jun 2001	242	329	18 Jul 2009	Jun 2033
Hermes IV	800	Nov 2001	233	305	18 Jul 2009	Oct 2033
Hermes V	1,100	Nov 2002	406	561	18 Jan 2011	Oct 2034
Hermes VI	1,250	May 2003	509	701	18 Nov 2009	May 2035
Hermes VII	1,250	Sep 2003	860	1,172	18 Feb 2010	Feb 2039
Hermes VIII	1,250	May 2004	1,041	1,209	18 Nov 2013	May 2038
Hermes IX	1,500	May 2005	1,500	1,460	18 Feb 2014	Feb 2039
Hermes X	1,500	Sep 2005	1,500	1,481	18 Mar 2015	Sep 2039
Hermes XI	1,500	Feb 2006	1,500	--	18 Sep 2015	Sep 2040
Hermes XII	2,200	Oct 2006	2,176	--	18 Mar 2016	Dec 2038
PEARL I	1,014	Sep 2006	1,014	--	18 Sep 2026	Sep 2047
Total	**15,366**		**11,245**	**7,585**		

A subordinated loan is provided by SNS REAAL to Pearl I with a principal outstanding amount of € 14 million and a loan with a principal outstanding amount of € 10 million to Hermes XII. In 2005, a subordinated loan was provided to Hermes I with a principal outstanding amount of € 4 million. In transactions involving the securitisation of endowment mortgages, REAAL Verzekeringen has a (sub)participation equal to the accrued savings. At the end of 2006 this participation amounted to € 121 million (2005: € 85 million).

17 Technical provisions, insurance operations

In € millions	Gross		Reinsurance	
	2006	2005	2006	2005
Provision for life insurance obligations (a)	8,826	8,615	187	196
Unamortised interest rate rebates (b)	(130)	(132)	--	--
Provision for profit sharing and rebates (c)	7	9	--	--
Life, for insurance contracts own risk and account	**8,703**	**8,492**	**187**	**196**
Provision for life insurance obligations (d)	3,909	3,461	--	--
Life, for insurance contracts on behalf of policyholders	**3,909**	**3,461**	**--**	**--**
Provision for premium shortfalls and current risks (e)	3	3	1	1
Provision for unearned premiums (f)	83	85	2	2
Provision for claims payable (g)	545	570	138	151
Provision for claim events incurred but not reported (h)	70	83	10	15
Non-life	**701**	**741**	**151**	**169**
Total REAAL Verzekeringen	**13,313**	**12,694**	**338**	**365**
Reclassification to provision for employee benefits	(30)	(36)	--	--
Total	**13,283**	**12,658**	**338**	**365**

The technical provisions are largely of a long-term nature.

	Gross		Reinsurance	
	2006	2005	2006	2005
a. Provision for life insurance obligations				
Gross				
Balance as at 1 January	8,615	8,173	196	197
Portfolio reclassification	16	--	--	--
Acquisitions	--	131	--	--
Benefits paid	(934)	(759)	(31)	(18)
Premiums received	925	930	14	21
Interest addition	365	357	12	11
Technical result	(68)	(83)	(4)	(11)
Release of expense loading	(128)	(126)	--	--
Other changes	35	(8)	--	(4)
Total as at 31 December	**8,826**	**8,615**	**187**	**196**

	Life own risk	
	2006	2005
b. Unamortised interest rebates		
Gross		
Balance as at 1 January	132	150
Rebates given in the accounting year	20	13
Amortisation	(22)	(31)
Total as at 31 December	**130**	**132**

	Life own risk	
	2006	2005
c. Provision for profit sharing, bonuses and rebates		
Gross		
Balance as at 1 January	9	9
Movements	(2)	--
Total as at 31 December	**7**	**9**

	2006	2005
d. Technical provisions for insurance on behalf of policyholders		
Balance as at 1 January	3,461	2,845
Acquisitions	--	255
Premiums received	636	513
Benefits paid	(214)	(397)
Interest added	25	22
Exchange rate movements	189	338
Technical result	(22)	(31)
Release of expense loading	(130)	(89)
Other changes	(36)	5
Total as at 31 December	**3,909**	**3,461**

The technical provisions for insurance on behalf of policyholders are linked to investments for insurance contracts on behalf of policyholders.

	Gross		Reinsurance	
	2006	2005	2006	2005
e. Provision for premium shortfalls and current risks				
Balance as at 1 January	3	1	1	--
Acquisitions	--	2	--	1
Total as at 31 December	**3**	**3**	**1**	**1**
f. Provision for unearned premiums				
Balance as at 1 January	85	66	2	--
Additions during the year	83	57	3	--
Added to the results	(86)	(69)	(3)	(5)
Acquisitions	--	31	--	7
Other changes	1	--	--	--
Total as at 31 December	**83**	**85**	**2**	**2**

	Gross		Reinsurance	
	2006	2005	2006	2005
g. Provision for payable claims				
Balance as at 1 January	570	364	151	67
Portfolio reclassification	(16)	--	--	--
Acquisitions	--	210	--	81
Reported claims, current period	268	207	20	14
Reported claims, prior periods	(22)	(16)	(4)	(12)
Claims paid, current period	(146)	(155)	(8)	(13)
Claims paid, prior periods	(101)	(52)	(17)	(13)
Release to income statement	(15)	(6)	(6)	8
Interest addition	10	12	4	10
Other changes	(3)	6	(2)	9
Total as at 31 December	**545**	**570**	**138**	**151**
h. Provision for claim events incurred not yet reported				
Balance as at 1 January	83	59	15	5
Additions during the year	25	15	--	3
Release to income statement	(38)	(24)	(6)	(4)
Acquisitions	--	33	--	11
Other changes	--	--	1	--
Total as at 31 December	**70**	**83**	**10**	**15**

18 Provision for employee benefits

In € millions	2006	2005
Pension benefits	55	57
Other employee benefits	13	19
Total	**68**	**76**

Pension benefits

As of 1 January 2005 the pension plan (average pay) for employees changed from a defined benefit to a defined contribution plan, with the exception of the former employees of Zurich and NHL. Under this plan SNS REAAL pays a fixed agreed amount to the independent pension fund Stichting Pensioenfonds SRG. As there is no commitment either enforceable by law or otherwise to pay additional contributions, pension benefits and related investments have no longer been included in the balance sheet effective 2005.

In 2006 the new pension rights on behalf of the former Zürich employees was transferred retrospectively (as of 1 July 2004) to the SRG pension fund and included in the SNS REAAL defined contribution plan. The rights accumulated in previous years remained with SNS REAAL. Due to the change in the plan rules, part of the provision was released (curtailment).The pension agreements of the former NHL employees qualify as a defined benefit plan. These commitments are backed by separate investments, the developments of which are explained below.

The pension plan for the former NHL employees is currently still being handled externally. There is a backlog in this pension administration in the processing of changes which, consequently have led to the provision as of 31 December 2006 being calculated on the basis of a so-called 'roll forward' for the period since 31 December 2004. This takes into account the fact that three-quarters of the investments are in fixed-income and a quarter in shares.

The pension benefits of the former Bouwfonds Property Finance employees are insured in the ABP in a multi employer plan, whereby the pension plan qualifies as a defined benefit plan, however it is accounted for as a defined contribution plan.
As explained in the acquisition paragraph, given the inability to get the information on time, these pension commitments and related investments have not yet been recalculated on the basis of the SNS REAAL required accounting principles. This will take place in 2007, after which the results will be processed retrospectively in the acquisition balance sheet.

	2006	2005
Movements of pension obligations		
Present value of defined benefit obligations	84	86
Fair value of investments	37	27
Cash value of net liabilities	**47**	**59**
Unrealised actuarial profit or loss	8	(2)
Total	**55**	**57**
Movements of cash value of pension benefits		
Cash value as at 1 January	86	44
Acquisitions	11	38
Increase and interest addition	5	3
Adjustment pension plan ex-Zürich (curtailment)	(2)	--
Benefits	(4)	(1)
Other movements	(4)	--
Total	**92**	**84**
Unrealised actuarial profit or loss	8	(2)
Present value as at 31 December	**84**	**86**
Movements in fair value of the investments		
Fair value as at 1 January	27	--
Acquisitions	7	27
Investment income	2	--
Premiums received	2	--
Benefits paid	(1)	--
Fair value as at 31 December	**37**	**27**
The most important actuarial parameters used for calculation are:		
Discount rate	4.5%	4.0%
Expected salary increase	2.3%	2.3%
Expected return on investments	4.8%	5.0%
Other employee benefits		
Staff rebates	13	16
Other	--	3
Total	**13**	**19**
Charged to income statement		
Pension costs attributed to service year	65	50
Adjustment pension plan ex-Zürich (curtailment)	(2)	--
Increase in present value of benefits	4	1
Expected return on fund investments	(2)	--
Total	**65**	**51**

19 Other provisions

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Reorganisation provision	13	14	3	5	1	1	17	20
Other provisions	11	9	1	1	--	14	12	24
Total	**24**	**23**	**4**	**6**	**1**	**15**	**29**	**44**

	Reorganisation provision		Other provisions		Total	
	2006	2005	2006	2005	2006	2005
Balance as at 1 January	20	35	24	15	44	50
Additions	15	11	4	18	19	29
Usage	(13)	(19)	(1)	(8)	(14)	(27)
Acquisitions	--	--	2	--	2	--
Released to results	(5)	(7)	(17)	(1)	(22)	(8)
Total as at 31 December	**17**	**20**	**12**	**24**	**29**	**44**

The change in the reorganisation provision mainly relates to streamlining processes in connection with SNS Bank's SME-strategy. This organisational change commenced in 2006 and is advanced.
Of the release of other provisions to the result, an amount of € 11 million relates to the release of provisions made for a tax claim and for guarantees provided when participating interests were sold. Of this release, an amount of € 8 million has been recognised as a (prior-year) share in the result of associates.
The other provisions were made partly with a view to the risk that (legal) claims may not be settled. More details are provided under off-balance sheet commitments. The other provisions are mainly of a long-term nature.

20 Savings

The savings item comprises balances of saving accounts, savings deposits and term deposits of private clients. The interest payable on savings is included in the item other liabilities.

21 Other amounts due to customers

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Non-current debt	2,359	2,295	402	369	65	67	(665)	(666)	2,161	2,065
Demand deposits	4,260	4,815	--	--	546	460	(888)	(646)	3,918	4,629
Mortgage deposits	400	384	--	--	--	--	--	--	400	384
Total	**7,019**	**7,494**	**402**	**369**	**611**	**527**	**(1,553)**	**(1,312)**	**6,479**	**7,078**

22 Amounts due to credit institutions

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Due on demand	220	254	663	425	246	108	(674)	(217)	455	570
Deposits and certificates	7,079	2,849	--	--	--	--	--	--	7,079	2,849
Total	**7,299**	**3,103**	**663**	**425**	**246**	**108**	**(674)**	**(217)**	**7,534**	**3,419**

23 Other liabilities

In € millions	2006	2005
Debts in relation to direct insurance	217	144
Debts to reinsurers	(8)	(7)
Other taxes	27	19
Other liabilities	487	412
Accrued liabilities:		
- Accrued interest	807	721
- Other accrued liabilities	70	89
Total	**1,600**	**1,378**

Off balance sheet commitments

In € millions	2006	2005
Contingent liabilities		
Liabilities from pledges and guarantees given	419	108
Liabilities from irrevocable facilities	2,696	1,334

To meet customer requirements, SNS REAAL offers loan-related products such as pledges and guarantees. The underlying value of these products is not included as assets or liabilities in the balance sheet. The amounts stated above indicate the maximum potential credit risk SNS REAAL faces through these products, assuming that all counterparties were no longer able to meet their commitments and all existing securities had no value.

The guarantees relate to guarantees that do and do not replace the credit amount. Most guarantees are expected to expire without any claim being made and therefore are not expected to give rise to any future cash flows.
The irrevocable facilities consist mainly of credit facilities that are pledged to customers, but against which no claim has been made. These facilities are pledged for a set period and at a variable interest rate. For the majority of the irrevocable credit facilities that have not been called, collateral has been obtained.

On 1 January 2007 the Financial Supervision Law (Wft) came into force. A part of this relates to the Deposit Guarantee System, the successor to the Collective Guarantee scheme. The investors' compensation system has also replaced the earlier Investors Compensation scheme. Under the deposit guarantee system, account holders are guaranteed the first € 20,000 of their deposits on a current or savings account. The next € 20,000 is for 90% guaranteed. The Investors' Compensation System foresees a maximum payout of € 20,000 per account holder. If a credit institution is unable to pay and insufficient funds remain to repay the guaranteed amounts (in full) to the account holders of the respective institution, De Nederlandsche Bank will pay out to the stated maximum. This total amount is then repaid to De Nederlandsche Bank by the banks according to an apportionment scheme.
In 2007 SNS REAAL will take a 3.19% (2006: 2.99%) share in the Nederlandse Herverzekeringsmaatschappij voor Terrorismeschaden N.V. (the Netherlands Reinsurance company for Terrorism damage).

Earn-out scheme NHL
With the acquisition of NHL in 2005 it was contractually agreed that over a period of five years, the former owner is entitled to a significant portion of the positive and negative run-off results from the non-life portfolio as at 31 December 2004.

Investment commitments
As of 31 December 2006, investment commitments with third parties amounted to € 75 million.

Rental commitments
The future rental commitments linked to operational lease contracts were as follows on 31 December:

In € millions	2006
Shorter than one year	19
From one to five years	55
Longer than five years	8
Total future minimum lease commitments based on binding leases	**82**

Legal proceedings
SNS REAAL is involved in legal proceedings. Although it is impossible to predict the result of pending or threatened legal proceedings, on the basis of information currently available and after consulting legal advisors, the Group Executive Board believes that the results of these proceedings are unlikely to adversely materially affect the financial position or operating results of SNS REAAL.

Without prejudice to the aforementioned, we point out the following:
SNS Bank has granted loans to a number of clients of an intermediary in the field of financial services. This intermediary advised its clients to invest part of the loan in, among other things, investment funds and securities lease products (neither from SNS REAAL). When the income turned out to be less than expected because of the deteriorating stock exchange climate, clients started legal action against the intermediary in question and the financial service provider that had offered the securities lease products. Some clients are claiming compensation from SNS Bank. The majority of these claims have been settled. However, it is not certain whether it will be possible to settle the remaining claims, and it is possible that more claims could follow. In connection with this risk, SNS Bank formed a provision.

SNS Bank used to offer securities lease products in the past. Other than with most of the securities lease products of other providers, these concerned guarantee products. The guarantee does not cover the amount payable by the investor for interest and expenses. For this reason some clients filed claims. They argue that the product information was misleading on this point. In addition, a number of investors appeal to the fact that their spouses had not signed the agreements and/or that the Consumer Credit Act has been breached. Most of the claims have been settled. A number of clients have started legal proceedings. Only in one instance has it been ruled that SNS Bank did not make it sufficiently clear that not all the amounts invested by the investor (being interest of up to a maximum of €6,000 per contract and costs) were covered by the guarantees. The verdict was that SNS Bank did not have to pay all the damage incurred because the fact that the applicant had not made any enquiries can be imputed to him/her. SNS Bank was ordered to pay a portion of the amount claimed. In connection with the risk that SNS Bank has to compensate investors, SNS Bank formed a provision.

Related parties

Identity of related parties

Parties are considered to be related when one party can exert influence over the other party in deciding financial or operational questions. As part of its ordinary operations, SNS REAAL maintains various sorts of normal business relationships with companies and parties, particularly in the area of insurance, banking activities, and asset management. Other parties related to SNS REAAL are associates, non-consolidated associates, joint ventures, managers in key positions and close family members of these related parties. Transactions between the related parties are conducted at arm's length.

Related party transactions

On 18 May 2006 SNS REAAL has been listed on the stock exchange. The listing costs were born by SNS REAAL and Stichting Beheer SNS REAAL proportionately to the interest of these parties in the IPO. As the exiting sole shareholder, Stichting Beheer SNS REAAL offered to bear a large part of the non-recurring expenses incurred by SNS REAAL in connection with the IPO. This concerns shares issued to own employees (€4 million), costs in connection with the staff party (€3 million), the SNS REAAL trust (€3 million), and internal hours spent (€2 million).

The management of the investments of Stichting Beheer SNS REAAL is performed by SNS Asset Management, which receives payment for the service.

Remuneration of the Executive Board and Supervisory Board

General policy

The policy of SNS REAAL with regard to remuneration of members of the Executive Board is in line with the policy governing other executives within the group. It is aimed at attracting and retaining high-quality people and motivating them, in accordance with the strategic and related financial goals. The remuneration of the Executive Board is determined by the Supervisory Board.

The tables below provide an overview of the salaries and bonuses of individual members of the Executive Board. In addition to the remuneration set out in the table below, the Executive Board members may use a company car with driver, mobile phone and a contribution towards the health premium, certain parts of which are partly borne by the individual members themselves. Further information is provided in the remuneration report and in the chapter on Corporate Governance in the annual report.

In € thousands	Regular payments	Deferred payments	Payment at end of service	Profit share and bonuses	Total
Remuneration Executive Board 2006					
S. van Keulen	590	129	--	*) 649	1,368
C.H. van den Bos	449	98	--	150	697
M.W.J. Hinssen	449	98	--	150	697
R.R. Latenstein van Voorst	449	98	--	150	697
Total	**1,937**	**423**	**--**	**1,099**	**3,459**
Remuneration Executive Board 2005					
S. van Keulen	575	132	--	223	930
C.H. van den Bos	438	100	--	168	706
M.W.J. Hinssen	438	100	--	168	706
R.R. Latenstein van Voorst	438	100	--	156	694
Total	**1,889**	**432**	**--**	**715**	**3,036**

*) *Including a contractually agreed non-recurring bonus for achieving long-term targets for the period 2003-2006 agreed upon appointment. This is exclusive of € 225.000 paid in 2007 for renewing the contract until 1 January 2009.*

In € thousands	As board member	As member of a committee	Total
Remuneration Supervisory Board 2006			
J.L. Bouma	38	18	56
H.M. van de Kar	30	9	39
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman (tot 30-6-2006)	12	4	16
S.C.J.J. Kortmann	25	14	39
R.J. van de Kraats (vanaf 12-10-2006)	6	2	8
J.E. Lagerweij (vanaf 12-10-2006)	6	--	6
H. Muller	25	12	37
Total	**192**	**75**	**267**
Remuneration Supervisory Board 2005			
J.L. Bouma	38	18	56
H.M. van de Kar	30	15	45
J.V.M. van Heeswijk	25	8	33
J. den Hoed	25	8	33
D. Huisman	25	8	33
S.C.J.J. Kortmann	25	8	33
H. Muller	25	11	36
Total	**193**	**76**	**269**

In € thousands	Outstanding as at 31 December		Average interest rate		Redemptions	
	2006	2005	2006	2005	2006	2005
Mortgage loans to Directors and Supervisory Board Directors						
S. van Keulen	--	194	5.5%	5.5%	194	3
M.W.J. Hinssen	549	558	4.5%	4.6%	9	9
H.M. van de Kar	120	120	6.6%	6.6%	--	--
J.V.M. van Heeswijk	311	90	4.5%	4.0%	--	--
S.C.J.J. Kortmann	102	117	4.4%	4.4%	15	--
H. Muller	68	68	6.7%	6.7%	--	--
Total	**1,150**	**1,147**			**218**	**12**

Notes to the consolidated income statement

Income

24 Net interest income banking operations

In € millions	2006	2005
Interest income, banking operations	2,314	1,996
Interest expense, banking operations	1,715	1,374
Net interest income, banking operations	**599**	**622**

Interest income, banking operations

The interest income from banking operations includes the proceeds stemming from lending money and related transactions, as well as related commisions and other interest-related income. This also includes the results from derivatives insofar as these are entered into with the aim of limiting interest rate risk on hedged financial instruments.

	2006	2005
Interest income		
Mortgages	1,897	1,732
Property finance	41	--
Other loans and advances to customers	183	160
Credit institutions	118	49
Investments	75	54
Other	--	1
Total	**2,314**	**1,996**

Interest expense, banking operations

The interest expense, banking operations, include costs stemming from borrowing and related transactions, as well as other interest-related charges.

	2006	2005
Interest expense		
Debt certificates	977	675
Participation certificates and subordinated debts	22	58
Savings	398	363
Other amounts due to customers	261	250
Amounts due to to credit institutions	57	28
Total	**1,715**	**1,374**

25 Net premium income

The net premium income relates to insurance premiums after deducting reinsurance premiums.

In € millions	Own account		On behalf of policyholders		Total	
	2006	2005	2006	2005	2006	2005
Regular life premiums						
Individual						
Without profit sharing	288	275	456	392	744	667
With profit sharing	116	126	6	--	122	126
	404	401	462	392	866	793
Group						
Without profit sharing	3	4	2	2	5	6
With profit sharing	31	42	14	18	45	60
	34	46	16	20	50	66
Total gross regular premiums	438	447	478	412	916	859
Single life premiums						
Individual						
Without profit sharing	458	449	123	76	581	525
With profit sharing	2	3	--	--	2	3
	460	452	123	76	583	528
Group						
Without profit sharing	4	4	12	1	16	5
With profit sharing	23	27	23	24	46	51
	27	31	35	25	62	56
Total gross single premiums	487	483	158	101	645	584
Gross premium income Life	925	930	636	513	1,561	1,443
Reinsurance premiums regular premiums	14	21	--	--	14	21
Reinsurance premiums single premiums	--	--	--	--	--	--
Total reinsurance premiums Life	14	21	--	--	14	21
Total net premium income Life	**911**	**909**	**636**	**513**	**1,547**	**1,422**

	Gross		Reinsurance		Total	
	2006	2005	2006	2005	2006	2005
Non-Life						
Fire	137	98	19	4	118	94
Accident and Health	25	20	2	5	23	15
Motor	172	163	2	2	170	161
Transport	37	6	3	--	34	6
Other segments	75	59	9	12	66	47
Net premium income non-life	**446**	**346**	**35**	**23**	**411**	**323**
Total net premium income					**1,958**	**1,745**

26 Net commission and management fees

This item includes revenues and expenses from services provided, insofar as not interest-related.

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Commission and management fees receivable:										
Money transfer and payment charges	24	22	--	--	--	--	--	--	24	22
Securities activities	26	18	--	--	--	--	--	--	26	18
Insurance agency activities	33	40	23	22	--	--	(23)	(21)	33	41
Management fees	58	46	14	11	13	--	(21)	(7)	64	50
Other activities	12	12	13	10	--	--	(1)	--	24	22
	153	138	50	43	13	--	(45)	(28)	171	153
Commission and management fees due	33	24	--	--	1	--	(10)	--	24	24
Total	**120**	**114**	**50**	**43**	**12**	**--**	**(35)**	**(28)**	**147**	**129**

27 Share in the result of associates

The share in the result of associates includes a release of € 8 million from a provision made for guarantees provided at the sale of associates.

28 Result on investments

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Fair value through profit and loss: held for trading	17	18	--	--	--	--	--	--	17	18
Fair value through profit and loss: designated	--	--	23	1	--	--	--	--	23	1
Available for sale	50	8	207	188	4	--	4	2	265	198
Held to maturity	--	--	92	88	--	--	3	--	95	88
Loans and receivables	--	--	230	245	37	34	(60)	(54)	207	225
Investment property	--	--	24	23	--	--	(4)	(4)	20	19
Total	**67**	**26**	**576**	**545**	**41**	**34**	**(57)**	**(56)**	**627**	**549**

	Fair value through profit and loss		Available for sale	Held to maturity	Loans and receivables	Investment Property	Total
	Held for Trading	Designated					
				2006			
Composition of result on investments							
Interest	--	6	102	95	206	--	409
Dividend	--	--	35	--	--	--	35
Rental income	--	--	--	--	--	11	11
	--	6	137	95	206	11	455
Realised revaluations	15	(6)	128	--	1	1	139
Unrealised revaluations	2	23	--	--	--	8	33
	17	17	128	--	1	9	172
Total	**17**	**23**	**265**	**95**	**207**	**20**	**627**
				2005			
Composition of result on investments							
Interest	--	6	103	88	219	--	416
Dividend	--	--	7	--	--	--	7
Rental income	--	--	--	--	--	13	13
	--	6	110	88	219	13	436
Realised revaluations	20	(2)	88	--	6	--	112
Unrealised revaluations	(2)	(3)	--	--	--	6	1
	18	(5)	88	--	6	6	113
Total	**18**	**1**	**198**	**88**	**225**	**19**	**549**

Rental income from investment property includes both rental income and directly allocated operating expenses. The operating expenses amounted to € 3 million (2005: € 5 million).

29 Result on investments for insurance contracts on behalf of policyholders

In € millions	2006	2005
Interest	22	86
Dividend	44	26
	66	112
Revaluations	149	282
Total	**215**	**394**

30 Result on derivatives and other financial instruments

In € millions	Bank		Insurance		Total	
	2006	2005	2006	2005	2006	2005
Result on derivatives held for cash flow hedge accounting:						
- capital gains /(losses) transferred from equity	--	--	1	--	1	--
- Interest income transferred from equity	--	--	--	--	--	--
Fair value movement in derivatives held for fair value hedge accounting:						
- Fair value movement in hedging instruments	223	85	23	(13)	246	72
- Fair value movement in hedged position attributable to hedged risk	(219)	(75)	(34)	12	(253)	(63)
Fair value movement in the position of derivatives not classified for hedge accounting maintained for balance sheet management	5	17	2	(2)	7	15
Fair value movement in derivatives held for trading	6	6	--	--	6	6
Fair value movement in other derivatives	--	--	(1)	1	(1)	1
Total	**15**	**33**	**(9)**	**(2)**	**6**	**31**

31 Other operating income

This includes income from securities and investments in associates, as well as gains that cannot be accounted for under other items.

Expenses

32 Technical expenses on insurance contracts

Technical expenses related to insurance contracts are classified as: benefits paid, surrenders, claims paid, claim handling costs and changes in technical provisions, insurance operations. These expenses also include profit sharing and rebates.

In € millions	2006	2005
Life insurance expenses:		
- Benefits paid and surrenders for own account	903	743
- Change in technical provisions for own risk gross	195	341
- Change in technical provisions for own account reinsurance	9	(2)
- Other technical expenses	6	4
- Profit sharing and rebates	45	62
	1,158	1,148
Non-life insurance expenses:		
- Claims paid for own account	224	178
- Change in provision for premium shortfalls and current risks	--	--
- Change in provision for unearned premiums	(2)	(6)
- Change in provision for payable claims	5	(10)
- Change in provision for claim events incurred not yet reported	(7)	--
- Other technical expenses	13	3
Total	**1,391**	**1,313**

The technical expenses on insurance contracts include an amount for depreciation of VOBA amounting to € 6 million in 2006 (2005: € 3 million).

33 Technical expenses on insurance contracts on behalf of policyholders

Technical expenses relating to insurance contracts on behalf of policyholders includes: benefits paid, surrenders and changes in technical provisions, insurance operations. This item also includes profit sharing and rebates for these policyholders.

In € millions	2006	2005
Life insurance expenses:		
- Benefits paid and surrenders for insurance contracts on behalf of policyholders	214	397
- Change in technical provision for insurance contracts on behalf of policyholders gross	449	361
- Change in technical provision for insurance contracts on behalf of policyholders reinsurance	--	--
- Profit sharing and rebates	--	24
Total	**663**	**782**

34 Acquisition costs for insurance operations

In € millions	Insurance		Eliminations		Total	
	2006	2005	2006	2005	2006	2005
Life insurance	135	103	(7)	(4)	128	99
Non-life insurance	105	85	(15)	(17)	90	68
Total	**240**	**188**	**(22)**	**(21)**	**218**	**167**

Acquisition costs are including amortisation of capitalised acquisition costs amounting to € 73 million in 2006 (2005: € 41 million).

35 Value adjustments to financial instruments and other assets

This item includes impairments for investments, loans and advances to customers and tangible fixed assets.

In € millions	Impairments		Reversals		Total	
	2006	2005	2006	2005	2006	2005
Investments	--	2	--	2	--	--
Loans and advances to customers	95	80	60	20	35	60
Tangible fixed assets	--	--	--	--	--	--
Total	**95**	**82**	**60**	**22**	**35**	**60**

In 2006 an exceptional impairment on tangible fixed assets of € 3 million is balanced by a received claim settlement of € 3 million.

36 Staff costs

In € millions	Bank		Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Salaries	160	153	87	77	41	36	--	--	288	266
Pension costs	35	34	20	18	10	(1)	--	--	65	51
Social security	18	18	11	9	4	3	--	--	33	30
Other staff costs	70	53	28	23	19	20	--	--	117	96
Total	**283**	**258**	**146**	**127**	**74**	**58**	--	--	**503**	**443**

The pension costs of employees break down as follows:

	2006	2005
- Pension premiums	71	59
- Curtailment	(2)	--
- Increase in present value of defined benefit obligations	4	3
- Employee contributions	(6)	(3)
- Expected return on investments	(2)	--
- Release	--	(8)
Total	**65**	**51**

Other staff costs consist largely of the costs of temporary workers, fleet, travel costs, staff rebates and training and education costs.

Staff costs include amortisation of capitalised acquisition costs in the order of € 5 million (2005: € 3 million).

SNS REAAL granted shares to personnel at the IPO, the costs of which (€ 4 million) were borne by the trust Stichting Beheer SNS REAAL.

SNS REAAL has not granted any options to directors and employees.

	2006	2005
Employees		
The average number of employees calculated on the basis of full-time equivalents:		
- SNS Bank	3,197	3,158
- REAAL Verzekeringen	1,791	1,732
- Group including SNS Reaal Invest and SNS Asset Management (from 1 July 2006)	621	446
Total	**5,609**	**5,336**

37 Other operating expenses

In € millions	Bank		Insurance		Group activities		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Housing	27	29	5	7	6	6	38	42
IT systems	19	21	--	--	10	9	29	30
Marketing and Public Relations	31	29	14	12	--	2	45	43
External advisors	11	7	4	4	13	14	28	25
Other costs	85	86	51	46	(67)	(71)	69	61
Total	**173**	**172**	**74**	**69**	**(38)**	**(40)**	**209**	**201**

Other operating expenses include amortisation of capitalised acquisition costs amounting to € 5 million (2005: € 4 million).

38 Other interest expenses

These include interest charges attributable to the accounting year relating to non-bank activities.

In € millions	Insurance		Group activities		Eliminations		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Bonds	--	--	17	17	--	--	17	17
Private loans	13	18	9	11	(15)	(17)	7	12
Interest on reinsurance deposits	14	15	--	--	--	--	14	15
Other interest charges and costs of investments	7	8	17	21	(14)	(13)	10	16
Total	**34**	**41**	**43**	**49**	**(29)**	**(30)**	**48**	**60**

39 Tax

In € millions	2006	2005
Corporate tax due:		
- In accounting period	107	103
- Prior year adjustments	(4)	(7)
Deferred tax:		
- Due to temporary differences	--	(5)
- Revaluation of deferred taxes due to change in the statutory tax rate	(15)	2
Total	**88**	**93**
Reconciliation between the statutory and effective tax rate:		
Result before tax	459	416
Statutory tax rate	29.6%	31.5%
Statutory tax amount	136	131
Effect of participation exemption	(29)	(30)
Revaluation of deferred taxes due to change in the statutory tax rate	(15)	2
Prior year adjustments (including release of tax provisions)	(4)	(7)
Other tax facilities	--	(3)
Total	**88**	**93**
Effective tax rate	19.2%	22.4%

The statutory corporate tax rate has been lowered from 29.6% to 25.5% for 2007. As a result, deferred corporate tax has been recalculated. The effect is reported under 'revaluation of deferred tax due to change in statutory tax rate' to the extent it is not recognised directly in equity.

40 Net profit per share

In € millions	2006	2005
Net profit	371	323
Weighted average number of issued shares outstanding (in millions)	225	209
Potential dilution (in millions)	--	--
Average number of ordinary shares adjusted for dilution (in millions)	**225**	**209**
Net profit per share (in €)	1.65	1.55
Diluted net profit per share	1.65	1.55

Utrecht, 13 March 2007

Supervisory Board

J.L. Bouma
H.M. van de Kar
J.V.M. van Heeswijk
J. den Hoed
S.C.J.J. Kortman
R.J. van de Kraats
J.E. Lagerweij
H. Muller

Executive Board

S. van Keulen
C.H. van den Bos
M.W.J. Hinssen
R.R. Latenstein van Voorst

Company balance sheet

In € millions	31-12-2006	31-12-2005
Assets		
Subsidiaries 1	3,451	2,662
Receivables from subsidiaries 2	336	388
Investments 3	191	117
Derivatives 4	2	22
Deferred tax assets	7	17
Loans and advances to credit institutions	100	--
Corporate tax	100	84
Other assets	26	11
Cash and cash equivalents 5	357	269
Total assets	**4,570**	**3,570**
Equity and Liabilities		
Equity: 6		
- Issued and paid up share capital	383	340
- Share premium reserve	376	15
- Revaluation reserve	49	38
- Cash flow hedge reserve	89	135
- Fair value reserve	202	203
- Profit sharing reserve	25	38
- Reserves required by law	173	97
- Other reserves	1,584	1,339
- Profit for the year	319	323
	3,200	2,528
Subordinated debts 7	299	419
Capital Base	3,499	2,947
Debt certificates 8	418	189
Provision for employee benefits	20	28
Other provisions	1	4
Derivatives 4	6	4
Deferred tax liabilities	--	6
Other amounts due to customers 9	325	245
Amounts due to credit institutions 10	246	108
Other liabilities	55	39
Total equity and liabilities	**4,570**	**3,570**

Some of the comparative figures have been restated for comparison purposes. Reference is made to the notes in paragraph 2.4 of the accounting principles for the consolidated financial statements.

The numbers next to the balance sheet items refer to notes starting on page 206.

Company income statement

In € millions	2006	2005
Results on subsidiaries after taxation	398	345
Other results after taxation	(27)	(22)
Net profit	**371**	**323**

General

For the Accounting principles used reference is made to the notes to the consolidated financial statements on page 111.
For additional information on items not explained further in the notes to the company balance sheet, reference is made to the notes to the consolidated balance sheet.

SNS REAAL has prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as endorsed by the European Union.
Based on te opportunity offered in the Dutch Civil Code, Book 2, Title 9, SNS REAAL has drawn up its company financial statements according to the same accounting principles as used in the consolidated statements.

In accordance with Section 402, Book 2 of the Dutch Civil Code, in the income statement the result on subsidiaries after taxation is the only item shown separately.

Assets

1 Subsidiaries

In € millions	2006	2005
SNS Bank	2,097	1,440
REAAL Verzekeringen	1,304	1,190
Other	50	32
Total	3,451	2,662
Balance as at 1 January	2,662	2,148
Implementation of IAS 32 and 39 and IFRS 4	--	152
Capital contribution	603	--
Revaluations	23	191
Revaluation releases	(91)	(46)
Result	398	345
Dividend received	(144)	(131)
Other movements	--	3
Total as at 31 December	**3,451**	**2,662**

2 Receivables from subsidiaries

In € millions	2006	2005
Receivables according to remaining maturity:		
- Available on demand	252	--
- > 1 month ≤ 3 months	--	300
- > 3 months ≤ 1 year	--	--
- > 1 year ≤ 5 years	4	10
- > 5 year	80	78
Total	336	**388**

In € millions	2006	2005
Investments Available for sale	191	117
Movement in investments Available for sale		
Balance as at 1 January	117	--
Purchases and advances	43	117
Revaluations	31	--
Total as at 31 December	**191**	**117**

4 Derivatives

In € millions	Positive fair value		Negative fair value		Total	
	2006	2005	2006	2005	2006	2005
Summary of derivatives						
Derivatives held for fair value hedging	2	22	6	4	(4)	18
Total	**2**	**22**	**6**	**4**	**(4)**	**18**

In € millions	2006	2005
Movement in Derivatives		
Balance as at 1 January	18	(8)
Implementation of IAS 32/39 and IFRS 4	--	13
Purchases	(22)	3
Revaluations	(2)	8
Exchange rate differences	2	2
Total as at 31 December	**(4)**	**18**

5 Cash and cash equivalents

Cash and cash equivalents includes the demand deposits with SNS Bank with a maturity less than three months.

Liabilities

6 Equity

In € millions	Issued and paid up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Reserves required by law	Other reserves	Profit for the year	Total equity
Balance as at 1 January 2005	340	15	39	--	--	--	10	1,188	288	1,880
Implementation of IAS 32 and 39 and IFRS 4	--	--	--	52	113	49	47	(102)	--	159
Transfer of 2004 net profit	--	--	--	--	--	--	--	288	(288)	--
Unrealised revaluations from cash flow hedges	--	--	--	71	--	--	--	--	--	71
Deferred interest result from cash flow hedges	--	--	--	12	--	--	--	--	--	12
Unrealised revaluations	--	--	3	--	123	--	--	--	--	126
Realised revaluations through equity	--	--	(1)	--	--	--	--	1	--	--
Realised revaluations through income statement	--	--	--	--	(43)	--	--	--	--	(43)
Change in profit sharing reserve	--	--	--	--	9	(11)	--	2	--	--
Other changes	--	--	(3)	--	1	--	40	(38)	--	--
Amounts charged directly to equity	--	--	(1)	135	203	38	87	151	(288)	325
Net profit 2005	--	--	--	--	--	--	--	--	323	323
Net profit	--	--	--	--	--	--	--	--	323	323
Total movements in equity 2005	--	--	(1)	135	203	38	87	151	35	648
Balance as at 31 December 2005	**340**	**15**	**38**	**135**	**203**	**38**	**97**	**1,339**	**323**	**2,528**
Transfer of 2005 net profit	--	--	--	--	--	--	--	323	(323)	--
Unrealised revaluations from cash flow hedges	--	--	--	(61)	--	--	--	--	--	(61)
Deferred interest result from cash flow hedges	--	--	--	11	--	--	--	--	--	11
Unrealised revaluations	--	--	9	--	68	--	--	--	--	77
Realised revaluations through equity	--	--	1	--	--	--	--	(1)	--	--
Realised revaluations through income statement	--	--	--	(1)	(90)	--	--	--	--	(91)
Change in profit sharing reserve	--	--	--	--	14	(13)	--	(1)	--	--
Revaluation deferred taxation as a result of the adjusted statutory tax rate	--	--	1	5	7	--	--	--	--	13
Other changes	--	--	--	--	--	--	76	(76)	--	--
Amounts directly charged to equity	--	--	11	(46)	(1)	(13)	76	245	(323)	(51)
Net profit 2006	--	--	--	--	--	--	--	--	371	371
Net profit	--	--	--	--	--	--	--	--	**371**	**371**

In € millions	Issued and paid up share capital	Share premium reserve	Revaluation reserve	Cash flow hedge reserve	Fair value reserve	Profit sharing reserve	Reserves required by law	Other reserves	Profit for the year	Total equity
Share issue	40	376	--	--	--	--	--	--	--	416
Costs related to share issue	--	(12)	--	--	--	--	--	--	--	(12)
Interim dividend paid	3	(3)	--	--	--	--	--	--	(52)	(52)
Transactions with shareholders	43	361	--	--	--	--	--	--	(52)	352
Total change in equity 2006	43	361	11	(46)	(1)	(13)	76	245	(4)	672
Balance as at 31 December 2006	**383**	**376**	**49**	**89**	**202**	**25**	**173**	**1,584**	**319**	**3,200**

The share premium reserve is recognised for tax purposes.

The reserves required by law are held for costs of research and development of software and the capitalised internal acquisition costs in the balance sheet.

Issued and paid up share capital

A total of 234,761,284 ordinary shares have been fully paid up and placed as at 31 December 2006. The nominal value of one share is € 1.63.

	Number of shares		Amount (In € millions)	
	2006	2005	2006	2005
Authorised share capital	1,044,005,143	1,044,005,143	1,702	1,702
Share capital in portfolio	809,243,859	835,204,113	1,319	1,362
Issued and paid up share capital	**234,761,284**	**208,801,030**	**383**	**340**

Changes in issued share capital can be specified as follows:

	Number of shares		Amount (In € millions)	
	2006	2005	2006	2005
Issued capital as at 1 January	208,801,030	208,801,030	340	340
Issuance of shares	24,496,210	--	40	--
From interim dividend 2006	1,464,044	--	3	--
Issued share capital as at 31 December	**234,761,284**	**208,801,030**	**383**	**340**

7 Subordinated debts

This relates to debts that are subordinate to other commitments.

In € millions	2006	2005
Bond issue variable interest rate 2005/2012	199	198
Bond issue 7.25% 1996/2006	--	114
Private loans	100	107
Total	**299**	**419**

The group companies hold subordinated bonds amounting to € 23 million (2005: € 4 million).

The balance of subordinated debt with a maturity of longer than five years amounts to € 299 million (2005: € 305 million).

The private loans have an average interest rate of 6.3 %.

In € millions	2006	2005
EMTN loans	418	189
Total	**418**	**189**

The European Medium Term Notes (EMTN) have a remaining maturity of less than five years. The average contractual interest rate is 3.8%.

9 Other amounts due to customers

In € millions	2006	2005
Private loans	18	25
Available on demand	307	220
Total	**325**	**245**

The private loans have an average contractual interest rate of 4.6% (2005: 4.5%).

	2006	2005
Private loans according to remaining maturity at year-end:		
- Available on demand	1	--
- > 1 month ≤ 3 months	2	2
- > 3 months ≤ 1 year	7	5
- > 1 year ≤ 5 years	7	17
- > 5 year	1	1
Total	**18**	**25**

10 Amounts due to credit institutions

Amounts due to credit institutions relate to debts to banks, insofar as not debt certificates, and which are callable within one year.

Guarantees

SNS REAAL has provided guarantees as meant in Section 403, Book 2 of the Dutch Civil Code, for SNS Bank N.V. and SNS Reaal Invest N.V. and most of their subsidiaries as well as SNS Asset Management N.V. For the subsidiaries belonging to REAAL Verzekeringen such guarantees have not been provided, with a few exceptions, including REAAL Schadeverzekeringen N.V.

SNS REAAL N.V., together with most of its subsidiaries, constitutes a single tax entity for corporate tax and a single tax entity for VAT purposes. All companies within this single tax entity are jointly and severally liable for corporate tax debts and VAT debts stemming from the relevant tax entities.

Utrecht, 13 March 2007

Supervisory Board	Executive Board
J.L. Bouma	S. van Keulen
H.M. van de Kar	C.H. van den Bos
J.V.M. van Heeswijk	M.W.J. Hinssen
J. den Hoed	R.R. Latenstein van Voorst
S.C.J.J. Kortman	
R.J. van de Kraats	
J.E. Lagerweij	
H. Muller	

An overview is provided below of the most important group companies, categorised under bank, insurer and SNS Reaal Invest. The percentage holding is 100, unless stated otherwise.

Bank

SNS Bank N.V.	Utrecht
Algemene Spaarbank voor Nederland ASN N.V.	The Hague
CVB Bank N.V.	Den Bosch
BLG Hypotheekbank N.V.	Geleen
SNS Securities N.V.	Amsterdam
SNS Assurantiën B.V.	Maastricht
SNS Assuradeuren B.V.	Maastricht
SNS Property Finance B.V.	Hoevelaken

Insurance

REAAL Verzekeringen N.V.	Utrecht
REAAL Levensverzekeringen N.V.	Alkmaar
REAAL Schadeverzekeringen N.V.	Zoetermeer
REAAL Reassurantie S.A.	Luxemburg
Proteq Levensverzekeringen N.V.	Alkmaar
Proteq Schadeverzekeringen N.V.	Alkmaar
SNS Verzekeringen B.V.	Zoetermeer
Route Mobiel B.V.	Amsterdam

Group activities

SNS Reaal Invest N.V.	Den Bosch
Foresta Investerings Maatschappij N.V.	Den Bosch
SNS Asset Management N.V.	Utrecht

Other capital interests

For information on the most significant other capital interests, we refer to the notes to the consolidated balance sheet to the section investments in associates.

The overview as meant in Sections 379 and 414, Book 2 of the Dutch Civil Code has been filed with the Trade Registry of the Chamber of Commerce of Utrecht.

Innovative mortgage solutions - SNS pioneered the concept of budget mortgages: the first modular mortgages that allow customers to purchase precisely those additional options that suit their needs. This idea is symbolised by a white empty shell of a house that SNS Bank and the owner finish building together, using tailor-made options. This type of mortgage was one of the products that helped drive our market share gain from 7.6% in the first six months of 2006 to 8.0% by the end of the year.


SNS Budget

Other Information

Profit appropriation provisions in the Articles of Association

Net Profit 2006: € 371 million

The profit will be appropriated in accordance with Article 32 of the Articles of Association of SNS REAAL N.V. Under this article, the Executive Board, subject to the approval of the Supervisory Board, may reserve as much of the profit as it deems necessary. The remaining part of the profit is at the free disposal of the Annual General Meeting. Distributions may only be made to the extent that the shareholders' equity exceeds the issued capital plus the statutory reserves.

On the Annual General Meeting of 9 May 2007, the Executive Board will propose that a dividend for 2006 of € 0.71 per share be approved. As an interim dividend of € 0.32 per share was paid in September 2006, the proposed final dividend amounts to € 0.39 per share. Shareholders will have the option of receiving this dividend entirely in cash, distributed from the profit, or entirely in shares, distributed from the share premium reserve. The ex-dividend date of the share will be 11 May 2007, and the dividend will be made payable on 6 June 2007.

Auditor's report

Report on the financial statements

We have audited the accompanying financial statements 2006 of SNS REAAL N.V in Utrecht as included on pages 103 to 210 of this report. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2006, profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2006, the company profit and loss account for the year then ended and the notes.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2006, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of SNS REAAL N.V. as at 31 December 2006 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amstelveen, 13 March 2007

KPMG ACCOUNTANTS N.V.

S.J. Kroon RA

A realistic view of disability insurance - The Work and Income Act (WIA) is a new piece of Dutch legislation that has a major impact on income risks borne by business owners, employers and employees. To minimise such risks, we provide realistic and accessible disability insurance products. REAAL Verzekeringen updated and expanded its range of insurance, absenteeism and WIA insurance products, with intermediaries providing tailor made advice.



Definitions and ratios



ALM
(asset and liability management)
The management of assets and liabilities with the aim of limiting the level and volatility of market risks, while generating the highest possible return within these limits.

ALM position	The interest rate position ensuing from differences in interest maturity between assets and liabilities.
Authorised agency	An agency authorised to conclude insurance contracts, for the risk of the company and that handles acceptance and loss situations for the company within limitations, whether or not under its own label.
Average Pay scheme	A pension scheme where the pension is based on the average salary earned by an employee during his working life. When the salary is raised, a pension deficit occurs because the pension is not adjusted to the last salary earned.
Banking efficiency ratio	The ratio between total operating cost and total income excluding value adjustments.
BIS ratio	The solvency ratio applying to banks in which designated capital items are expressed as a percentage of the risk-weighted assets. The minimum 8% requirement has been set by the Bank for International Settlements (BIS).
CAR ratio	The Capital Adequacy Reserve (CAR ratio) is the quotient of the available risk-adjusted capital and the required risk-adjusted capital and is accordingly an indication of financial resilience. The adjustments are calculated in accordance with the rules of the rating agency in question.
Combined ratio	De combined ratio for the non-life insurance business indicates the percentage of the own-risk claims, commission and operating expenses compared to the net premium earned. The components all relate to the same reporting period.
Core capital	The Tier 1 capital including the for Tier 1 capital excluded intangible fixed assets and deferred results on securitisation entities, excluding the innovative Tier 1 instruments defined by De Nederlandsche Bank.
Core capital ratio	This ratio expresses core capital as a percentage of total risk-weighted assets.
Corporate finance	Customised corporate finance services based on the issue of and trade in securities and brokerage in the capital finance market.
Customer Due Dilligence (CDD)	Policy aimed at gaining insight into the relevant aspects of customers in order to secure the integrity of the financial system. At SNS REAAL, CDD consists of customer acceptance and identification procedures and monitoring customers, accounts and transactions rated at a higher risk.
Defined contribution plan	Under a defined contribution plan, the employer makes an agreed contribution available to employees to insure their pension rights. In contrast to a defined benefit plan, the pension benefits are not guaranteed.
Double leverage	This solvency ratio represents the ratio between the book value of subsidiaries and SNS REAAL's shareholders' equity.
Duration	The duration is the weighted average term of cash flows where the weight of each cash flow is determined by its relative interest.

Duty of care	The company's duty of care means that it is required to observe due care in its services, taking the customer's interests into account to the best of its ability.
Economic capital	The capital, determined according to SNS REAAL's own models, required to deal with economic risks of all activities in a period of one year.
Final Pay scheme	In a final pay scheme, the pension is based on the last salary earned. Future benefits are guaranteed. Every raise in salary applies retroactively for the amount of the pension.
Institutional brokerage	Brokerage of securities transactions for institutional clients.
Interest rate mismatch	The difference in interest rate duration between monies lent and borrowed.
Investment financing (at SNS Property Finance)	The activities of SNS Property Finance that are aimed to the long-term financing of residential and retail property, shopping centres, offices and business premises. Clients mainly represent private investors, property funds, listed companies and resellers.
Life course savings scheme	A life course savings scheme is a statutory scheme under which employees may save money in order to fund a period of unpaid leave any time in the future.
Loss ratio	The loss ratio is a percentage showing the own risk claims versus the net premium earned.
Modified duration	Measure of interest rate sensitivity, being the ratio between the movement of an interest rate change and the ensuing movement in the present value of the cash flows.
New annual premium equivalent (NAPE)	The NAPE is the sum of the new premium and the weighted single premium in terms of the regular premium.
Operating cost/premium ratio	The efficiency ratio of REAAL Verzekeringen, representing the ratio between the adjusted operating cost and the adjusted premium income received.
Over-allotment option	Also known as a Greenshoe. A package of shares not offered immediately to interested investors but kept in reserve in case the demand for the shares exceeds the number of shares offered. The underwriting banks keep these shares available to manage the share price if there is a large demand.
Private loan	Private loans are loans lent or borrowed on a debt certificate with a pre-set redemption scheme.
Project financing	Activities of SNS Property Finance consisting of short-term financing for the construction of offices, shopping centres, retail and residential properties, business premises, and mixed projects. It also includes trade and bridge financing, resell financing and land purchase financing.
Property lease	An SNS Property Finance activity consisting of sale and lease-back transactions of corporate real estate.

Rating — Quality mark awarded by credit rating agencies to institutions or bonds. Ratings are expressed in a combination of letters and figures, with a Triple A ('AAA') rating being the highest rating possible. The higher the rating, the lower the investor's credit risk.

Regulatory capital
Capital that must be maintained pursuant to the solvency supervision of SNS Bank and REAAL Verzekeringen by De Nederlandsche Bank.

Return on shareholders' equity (ROE)
The ROE is the ratio between net profit and shareholders' equity. The ROE represents the return on capital invested by the shareholders.

Securitisation
Securitisation is a transaction or scheme under which the economic ownership in existing assets – e.g. mortgages – is transferred to a separate entity. That entity then issues tradeable securities that entitle to the cash flows generated by those assets.

Share premium reserve
The capital paid-up in addition to the nominal value of the shares issued.

Single premium products
Life insurance products with a single premium.

Solvency
Solvency is the extent to which a company can settle its obligations. It is expressed by the solvency ratio, which represents the ratio between the existing solvency margin and the statutory standard. In other words: existing solvency margin divided by required solvency margin (%).

Stress test
In a stress test, the financial resilience of a financial institution is analysed given realistic but sharp changes in parameters that are of major importance to the company. For example: macroeconomic changes, financial market crises, changes in legislation or regulations, changes in liquidity on money and capital markets.

Structured finance
Financial customised service aimed at the specific financing needs of customers. Solutions are not limited to standard loan agreements. Sophisticated financial transactions are used as well.

Tier 1 capital
This capital consists of the fully paid-up share capital, all the reserves except revaluation reserves, retained earnings, any third-party interests and the innovative Tier 1 instruments as defined by De Nederlandsche Bank. Intangible fixed assets, excluding software and purchased loan servicing rights, are excluded from Tier 1 capital.

Tier 1 ratio
The solvency ratio that expresses Tier 1 capital as a percentage of total risk-weighted assets.

Value at risk
Statistic measure that represents possible losses in a portfolio based on a variety of scenarios. A VaR of 100 with a reliability level of 99% states there is a 1% chance of losses in excess of 100.

Value in force
The present value of future distributable profits of the life insurance business, plus the value of shareholders' equity in the embedded value of the life insurers.

Value New Business
The value of the new production of life insurance contracts when the contract is concluded, renewed or changed.

Yield curve
The imaginary line connecting the interest rate levels with different maturities.

Colophon

Concept en design
VBAT, Amsterdam

Photography
Sola/Krista van der Niet, Amsterdam
Hans van Ommeren Fotografie, Woerden

Typesetting
Melis Graphic Services bv, Helmond

Lithography
De Schutter Neroc, Capelle a/d IJssel

Printing
vanGrinsven drukkers Venlo bv

Publication
SNS REAAL
Croeselaan 1
P.O. Box 8444
3503 RK Utrecht
The Netherlands

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Registrated at the Trade Register of the Utrecht Chamber of Commerce under no. 16062627